UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**
OR

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
OR

☐   **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2005

Commission file number 0-28800

DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter
and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

299 PENDORING AVENUE, BLACKHEATH, RANDBURG, 2195, SOUTH AFRICA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2005, the Registrant had outstanding 296,206,048 ordinary shares, of no par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒


Contact details:
Mr. D.J. Pretorius – Group Legal Counsel
DRDGOLD Limited, 299 Pendoring Avenue, Randburg, 2195, South Africa
Telephone: +2711 219 8700


TABLE OF CONTENTS

PART II

PART III

Preparation of Financial Information

We are a South African company and currently the majority of our operations, as measured in production ounces, are located there. Accordingly, our books of account are maintained in South African Rands. Our financial statements attached hereto are presented in United States Dollars and unless otherwise stated herein, in accordance with generally accepted accounting principles in the United States, or US GAAP. All references to "Dollars" or "$" herein are to United States Dollars, references to "Rand" or "R" are to South African Rands, references to "A$" are to Australian Dollars, references to "F$" are to the Fiji Dollar, and references to "Kina" or "K" are to Papua New Guinean Kinas.

Certain information in this Annual Report on Form 20-F, or the Annual Report, presented in Rands, Australian Dollars, Fiji Dollars or Kinas has been translated into Dollars. Unless otherwise stated, the conversion rates for currency translations for the 2005 fiscal year are R6.684 per $1.00, A$1.313 per $1.00 and K3.115 per $1.00, which reflect the noon buying rate in New York City at June 30, 2005. For statement of operations amounts, the average conversion rate for Rand during the 2005 fiscal year of R6.222 per $1.00 is used. The rates used for currency translations for transactions occurring during the 2004 and 2003 fiscal years are the respective year end exchange rates for balance sheet amounts and the average exchange rate for that year for statements of operations amounts. By including convenience currency translations in this Annual Report, we are not representing that the Rand, Australian Dollars or Kinas amounts actually represent amounts shown in Dollars or that these amounts could be converted at the rates indicated into Dollars.

DRDGOLD Limited

When used in this Annual Report, the term the "Company" refers to DRDGOLD Limited and the terms "we," "our," "us" or "the Group" refer to the Company and its subsidiaries, associates and joint venture, as appropriate in the context.

Special Note Regarding Forward-Looking Statements

This Annual Report contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, (the "Exchange Act"), regarding future events or other future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-looking statements include forward-looking phrases such as "anticipates," "believes," "could," "estimates," "expects," "intend," "may," "should," or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:
- our ability to successfully restructure our South African operations and significantly reduce costs;
- estimates regarding future production and throughput capacity;
- our anticipated commitments;
- our ability to fund our operations in the next 12 months; and
- estimated production costs, cash costs per ounce, total costs per ounce.

Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:
- adverse changes or uncertainties in general economic conditions in the markets we serve;
- a continuing strengthening of the Rand against the Dollar;
- regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
- changes in our competitive position;
- changes in business strategy;
- any major disruption in production at our key facilities; or
- adverse changes in foreign exchange rates.

For a discussion of such risks, see Item 3D.: "Risk Factors." The risk factors described in Item 3D could affect our future results, causing these results to differ materially from these expressed in any forward-looking statements. These risk factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Imperial units of measure and metric equivalents

Units stated in this Annual Report are measured in Imperial and Metric.

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometres
1 meter	3.28084 feet	1 foot	0.3048 metres
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimetres
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes
0 degree Celsius	32 degrees Fahrenheit	0 degrees Fahrenheit	- 18 degrees Celsius

Glossary of Terms and Explanations

Term	Definition
Adularia	A transparent or translucent variety of common feldspar.
Archaean	A period of the geological time scale between 2.5 and 4.6 billion years ago, the earliest part of the Precambrian.
Assaying	The chemical testing process of rock samples to determine the mineral content.
Auriferous	Containing gold.
Bonanza	Unexpected high-grade occurrences.
Care and maintenance	Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash costs per ounce	Cash costs are production costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per ounce are calculated by dividing cash costs by ounces of gold produced. Cash costs per ounce have been calculated on a consistent basis for all periods presented. This is a non-US GAAP financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.
Caving	A type of mining in which the ore is blasted and drawn in a manner causing the overhead rock to cave in.
Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-and-fill	A mining method in which a slice of rock is removed after blasting and replaced with a slice of fill material to provide workers with a platform to mine the next slice of rock.
Cut-off grade	The minimum in-situ grade of ore blocks for which the cash costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Dilution	Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content.
Diorite	An igneous rock formed by the solidification of molten material.
Doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Electrowinning	The process of recovering a metal from an ore by means of electro-chemical processes.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per ton of ore.
g/t	Grams per ton.
Horizon	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Igneous rock	Rock which is magmatic in origin.
Intrusive	Rock which while molten, penetrated into or between other rocks, but solidified before reaching the surface.
Life of mine	Projected life of a mining operation based on the Proven and Probable Ore Reserves.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor	This is the gold content recovered expressed as a percentage of the gold content called.
Mill	Material passed through the metallurgical plant for processing.
Mt	Million tons.
Opening up	The potential that previously abandoned shafts have to be reopened and mined.
Ore	A mixture of valuable and worthless minerals from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves	Total Ore Reserves of wholly-owned subsidiaries and our 20% attributable share of the Ore Reserves from the Porgera Joint Venture.
Pay-limit	The minimum in-situ grade of ore blocks for which cash costs, including all overhead costs, are equal to a projected gold price per ounce.
Proven Ore Reserves	Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.

Probable Ore Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t	Ounces per ton.
Reef	A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary	Formed by the deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft	An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste.
Shrinkage stoping	A mining method in which a small percentage of the broken ore is drawn as mining progresses to make room for subsequent mining activities. Most of the blasted ore is left to accumulate in the stope and is drawn after the stope is completely mined.
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing	The localized failure of part of the slimes dam wall caused by a build up of water within the dam.
Stope	Underground production working area on the Ore Horizon.
Sub-level stoping	A method of mining in which the ore is blasted, on multiple levels in one stope, and drawn off as it is blasted, leaving an open stope.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tons	Quantities where the metric ton is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Total costs per ounce	Total costs per ounce represent the full amount of costs incurred and represents the difference between revenues from gold bullion delivered to refineries and profits or losses before taxation. Total costs per ounce are calculated by dividing total costs by ounces of gold produced. Total costs per ounce have been calculated on a consistent basis for all periods presented. This is a non-US GAAP financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with US GAAP.
Tpm	Tons per month.
Up-dip mining	A mining method in which the drilled and blasted ore gravitates into slushers or gullies leaving an open space. This is normally used in narrow stopes.
Waste rock	Non-auriferous rock.
Yield	The amount of recovered gold from production generally expressed in ounces or grams per ton of ore.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as of June 30, 2005 and 2004 and for the years ended June 30, 2005, 2004 and 2003 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with US GAAP. These consolidated financial statements have been audited by KPMG Inc. The selected consolidated financial data as of June 30, 2002 and 2001 (as restated) and for the years ended June 30, 2002 and 2001 (as restated) are derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with US GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5.: "Operating and Financial Review and Prospects" and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	2005	2004[1][2] (as restated)	2003[1][2] (as restated)	2002[2] (as restated)	2001[2] (as restated)
	$'000	$'000	$'000	$'000	$'000
Consolidated Statement of Operations Data					
Revenues	183,609	183,254	109,419	143,262	123,214
Production costs	(136,520)	(143,026)	(90,761)	(99,791)	(106,873)
Net operating income/(loss)	6,597	(16,110)	47,237	(24,919)	962
(Loss)/profit from continuing operations before tax and other items	(11,155)	(11,882)	59,406	(24,839)	(77,131)
Income and mining tax (expense)/ benefit	(5,762)	(14,230)	(15,830)	21,092	128
Equity in loss from associates	(20,511)	(11,975)	(6,867)	-	-
Minority interest	(2)	(7)	-	-	258
Net (loss)/profit from continuing operations applicable to common stockholders	(37,430)	(38,094)	36,709	(3,747)	(76,745)
Loss from discontinued operation	(44,359)	(20,804)	(22,577)	(47,962)	(7,736)
Net (loss)/profit applicable to common stockholders	(81,789)	(58,898)	13,959	(51,709)	(84,481)
Basic (loss)/profit per share - continuing operations (cents)	(15)	(17)	20	(2)	(57)
Basic (loss)/profit per share - discontinued operation (cents)	(17)	(10)	(12)	(30)	(6)
Basic (loss)/profit per share (cents)	(32)	(27)	8	(32)	(63)
Diluted (loss)/profit per share - continuing operations (cents)	(15)	(17)	18	(2)	(57)
Diluted (loss)/profit per share (cents) - discontinued operation	(17)	(10)	(12)	(30)	(6)
Diluted (loss)/profit per share (cents)	(32)	(27)	6	(32)	(63)
Consolidated Balance Sheet Data					
Cash and cash equivalents	36,085	22,453	44,423	23,852	13,889
Total assets	238,257	282,735	207,335	197,306	193,621
Total liabilities	(158,330)	(200,194)	(197,145)	(212,777)	(214,188)
Long-term loans	(69,314)	(59,865)	(63,149)	(25,368)	(7,273)
Stockholders' (equity)/deficit	(79,053)	(81,612)	(10,190)	15,471	20,567
Total liabilities and stockholders' equity	(238,257)	(282,735)	(207,335)	(197,306)	(193,621)
Number of shares issued as at June 30	296,206,048	233,307,667	184,222,073	177,173,485	154,529,578
Non-US GAAP Financial Data					
Working capital	11,597	(24,993)	2,419	(34,311)	(16,500)
Cash costs per ounce[3] - continuing operations	315	307	275	205	235
Cash costs per ounce[3] - discontinued operation	504	393	312	219	231
Cash costs per ounce[3]	374	343	297	212	232
Total costs per ounce[4] - continuing operations	449	418	151	345	440
Total costs per ounce[4] - discontinued operation	630	441	321	426	300
Total costs per ounce[4]	506	428	250	388	360

---

[1] The selected consolidated financial data for fiscal 2004 and 2003 has been restated for the equity method of accounting of our investment in Emperor Mines Limited.

[2] The selected consolidated financial data for fiscal 2004, 2003, 2002 and 2001 has been restated for the disclosure of Buffelsfontein Gold Mines Limited as a discontinued operation.

[3] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs for fiscal 2005, 2004 and 2003 see Item 5A.: "Operating Results."

[4] Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs for fiscal 2005, 2004 and 2003 see Item 5A.: "Operating Results."

3B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C. REASONS FOR THE OFFER AND THE USE OF PROCEEDS

Not applicable.

3D. RISK FACTORS

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and operating results.

Some of the most relevant risks are summarized below and have been organized into the following categories:

- Risks related to our business and operations;
- Risks related to the gold mining industry;
- Risks related to doing business in South Africa, Papua New Guinea and Fiji; and
- Risks related to ownership in our ordinary shares, American Depositary shares, or ADSs.

Risks related to our business and operations

A strong Rand and a weak gold price negatively affect our operations.

As the majority of our production costs in South Africa are in Rands, while gold is generally sold in Dollars, our financial condition has been and could be materially harmed in the future by an appreciation in the value of the Rand. For our South African Operations, the continuing appreciation of the Rand since December 2001 has resulted in a sustained reduction in revenue received by us in Rands. These circumstances most adversely affected the North West Operations during fiscal 2005. After undergoing various restructuring activities due to high underground operating costs, in addition to reporting a net loss of $48.9 million for the six months ended December 31, 2004, compounded by the collective negative impact of a series of events that culminated in a devastating earthquake, Buffelsfontein Gold Mines Limited (a wholly owned subsidiary of the Company and operator of the Buffelsfontein and Hartebeestfontein mines better known as the North West Operations) was placed into provisional liquidation on March 22, 2005. Due to the marginal nature of our mines in South Africa, any sustained decline in the market price of gold, in Rand terms, below the cost of production, could result in the closure of our other South African mines which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect our financial situation.

Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.

We generally do not enter into forward contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand, Kina and Fiji Dollar. We sell our gold and trade our foreign currency at the spot price in the market on the date of trade. If the Dollar gold price should fall and/or the regional functional currencies should strengthen against the Dollar, resulting in revenue below our cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

Exchange rates are influenced by global economic trends which are beyond our control. In fiscal 2005, 2004 and 2003, the Rand appreciated against the Dollar by 9.8%, 23.9% and 11.0 %, respectively (based on average exchange rates for each year). As at June 30, 2005, the Rand had appreciated by 50.3% since reaching R13.44 = $1.00 in December 2001 (based on closing rates). In fiscal 2005 and 2004, the Kina also appreciated against the Dollar by 3.9% and 13.7% respectively and in fiscal 2003 depreciated against the Dollar by 5.9% (based on average exchange rates for each year).

A decrease in the gold price and a strengthening of the foreign exchange rate of the Rand and Kina has resulted and could continue to result in a decrease in profitability. In fiscal 2005 and 2004, 57% and 71% of production (including the discontinued operation), respectively, was from South African mines providing significant exposure to the strengthening of the Rand and a decrease in profitability. If the Rand continues to appreciate in such a manner, our South African Operations could continue to experience a reduction in cash flow and profitability.

We have a history of losses and may continue to incur losses in the future.

We incurred net losses of $81.8 million for fiscal 2005, $58.9 million for fiscal 2004 and $51.7 million for fiscal 2002. However, we may still continue to incur losses in the future. Our profits and cash flows of the South African Operations are directly exposed to the strength of the Rand and higher input costs as we generally do not hedge against currency fluctuations. These mines are also regarded as older, generally higher cost gold producers. In addition to our ability to identify Ore Reserves that can be mined economically and to maintain sufficient controls on production and other costs, exchange rate fluctuations will have a material influence on the future viability of these mines.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

Management's estimates on future cash flows are subject to risks and uncertainties. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be on acceptable terms, or would be permitted under the terms of our existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet out debt service obligations and fund required capital expenditures or increased working capital requirements may be adversely affected.

The failure to discover or acquire new Ore Reserves, particularly outside South Africa, could negatively affect our cash flow, results of operations and financial condition.

Our future cash flow, results of operations and financial condition are directly related to the success of our exploration and acquisition efforts and our ability to replace depleted South African reserves with reserves offshore. In fiscal 2005, our Ore Reserves decreased by 49.1% from 11.0 million ounces at June 30, 2004 to 5.6 million ounces at June 30, 2005, primarily as a result of placing the North West Operations into provisional liquidation and losing access to its ore reserves and because the strength of the Rand caused a decline in the Rand gold price. Mining higher grade reserves in our South African mines is likely to be more difficult in the future and could result in increased production costs and reduced profitability. A failure to discover or acquire new reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results and financial condition. There can be no assurances that any new or ongoing exploration programs will result in new mineral producing operations.

The ability to grow through acquisitions, particularly outside South Africa, may be restricted by not successfully achieving our acquisition strategy.

Our objective is to grow our business by improving efficiency at our existing operations as well as through acquisitions. From time to time we consider the acquisition of mining assets including Ore Reserves, development properties, operating mines or mining companies. Successfully acquiring mining assets may be hindered by the following:

- the market for acquisitions is competitive and we may not always be successful in identifying and purchasing assets that fit our strategy;
- the ability to conduct a comprehensive due diligence analysis could be restricted due to unavailable information;
- we may need to use a combination of historical and projected data in order to evaluate the financial and operational feasibility of the target assets. These analyses are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters could differ significantly from the estimates and assumptions used in the evaluation process, which could result in an incorrect evaluation of the quality of the assets to be acquired;
- our inability to make suitable acquisitions at an appropriate price could adversely affect our ongoing business and financial position, particularly if the Rand continues to strengthen against the Dollar;
- we may experience difficulty in negotiating acceptable terms with the seller of the business to be acquired;
- we may not be able to obtain the financing necessary to complete future acquisitions;
- we may not be able to obtain necessary approvals from regulatory authorities;
- acquisitions financed through the issue of shares may result in a dilution in the value of our shares if the value of the business acquired is not realized;
- we could experience financial loss through costs incurred in evaluating and pursuing failed acquisitions or overpayment for an acquisition; and

- an acquisition may not have a positive effect on our results if we do not:
    - assimilate the operations of an acquired business in a timely and efficient manner;
    - maintain our financial and strategic focus while integrating the acquired business;
    - implement uniform standards, controls, procedures and policies at the acquired business at minimum expense and without restriction; and
    - efficiently conduct and manage the new operations in a new operating environment, particularly if this acquisition is outside South Africa.

We do not control the operations at CGR, including the Crown and ERPM Sections, the Porgera Joint Venture or the Emperor Section.

We do not control Crown Gold Recoveries, or CGR, the Porgera Joint Venture or Emperor Mines Limited, or Emperor, and cannot unilaterally cause these entities to adopt a particular budget, pay dividends or repay indebtedness, including debt held by us. Because we do not control these entities, current management may not continue to manage these entities in a manner that is favorable to us. With a minority interest stake in these entities, our ability to raise funding is dependent on access to capital from their shareholders, joint venture partners or third party financiers. Decisions which reduce gold production, revenues or profitability, over which we have no control, may serve to reduce our cash flows and decrease our profitability.

Our production costs may fluctuate and have an adverse effect on our results of operations.

Our historical production costs have varied significantly and we cannot predict what our production costs may be in the future. Production costs are affected by, amongst other things:

- labor stability, lack of productivity and increases in labor costs;
- unforeseen changes in ore grades and recoveries;
- unexpected changes in the quality or quantity of reserves;
- unstable or unexpected ground conditions and seismic activity;
- technical production issues;
- environmental and industrial accidents;
- gold theft;
- environmental factors;
- pollution; and
- oil prices.

Increased production costs would affect profitability.

The majority of our production costs consist of labor, steel, electricity and water. The production costs incurred at our South African Operations have, and could in the future, increase at rates in excess of our annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. In October 2005, we entered into a two year wage agreement for the Blyvoor Section with the National Union of Mine Workers, or NUM, that provided wage increases of 6% as of July 1, 2005 and 6.5% as of July 1, 2006. Similar agreements for the Crown and ERPM Sections are currently being negotiated. In addition, we have received notification of price increases, far in excess of the current rate of inflation, to be imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. These, combined with the increase in labor costs, could result in our costs of production increasing above the gold price received. Discussions with suppliers to moderate price increases have so far been unsuccessful. The costs of fuels, lubricants and other oil and petroleum based products have increased in fiscal 2005 as a result of the general increase in the cost of crude oil in global markets.

Due to the location of the Tolukuma Section in the highlands of Papua New Guinea, all transportation to the mine site is by heavy lift helicopters. Approximately $79 per ounce, or 23.9%, of production costs relate to transportation, including the cost of JET A1 fuel for the helicopters. In the event that the increase in crude oil prices continues, this will have a significant impact on production costs at the Tolukuma Section and will increase the cost of mining at our other operations.

Production costs have increased significantly at the Emperor Section due to the current high crude oil prices and increased power consumption associated with the Phase 2 expansion project. Power generation represents approximately 20% of the operating costs at the Emperor Section. Increasing production costs at this Section will negatively impact on the profitability of the Company.

Our initiatives to reduce costs may not be sufficient to offset the increases imposed on our operations and could negatively affect our business and operating results.

Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.

Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment, under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase compliance costs, therefore having a material adverse effect on our profitability.

We have made, and expect to make in the future, expenditures to comply with these laws and regulations. We have estimated these liabilities and included them in the $22.6 million provision for the Group's environmental rehabilitation, reclamation and closure costs on our balance sheet as at June 30, 2005. However the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond our control, such as changing legislation or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to litigation and potentially significant liabilities.

Seismicity and other natural disasters could impact the going concern of our operations.

We run the inherent risk that seismic activity and/or other natural disasters could cripple our operations and affect their ability to continue production. On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 Shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, the Company closed the No. 2 Shaft because of concerns for the safety of employees. Seismic activity has had, and may continue to have, a harmful effect on our business.

Our Papua New Guinea Operations are subject to environmental risks associated with tailings discharge.

The Tolukuma and Porgera Sections in Papua New Guinea have site specific environmental risks associated with their operations. Tailings are routinely discharged into the surrounding river systems in accordance with approved environmental water discharge permits issued by the Papua New Guinea Department of the Environment and Conservation under the Papua New Guinea Environmental Act 2000 and Regulations 2000. The Papua New Guinea Government has approved disposal into certain natural rivers as the most appropriate method for treated tailings and soft incompetent waste rock because the mines are located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides, so construction of a tailings impoundment would be very difficult and the risk of an engineering failure high.

Due to the elevated concentrations of heavy metals naturally occurring in the ore, in particular lead, mercury and arsenic, discharges are monitored in accordance with the terms of our approved environmental management monitoring program. Cyanide associated with the tailings deposited is detoxified and cyanide levels are monitored daily. However, should we be unable to control the levels of lead, mercury, arsenic or cyanide, it could pose potential adverse health risks to the surrounding communities and may result in us violating our environmental water discharge permit and may expose us to civil or criminal liability. While our Papua New Guinea Operations currently comply with the applicable license conditions accepted by the Papua New Guinea Government in granting approval, the eventual, cumulative environmental impacts could be greater than the estimates in, or contemplated by, the environmental plans and environmental management monitoring programs approved by the Papua New Guinea Government. In such event the Papua New Guinea Government could require us to remedy such consequences and the costs of such remediation could be material. We have also encountered opposition from local people and landowners regarding our discharge of tailings. This opposition could cause delays or stoppages which could reduce our production capacity and results of operations.

Changes in Papua New Guinean Government legislation or policy on regulatory discharges into the environment could result in operational disruptions, especially if the government changes the method it requires for us to test tailings discharges, and may have a material adverse affect on our profitability as additional costs may need to be incurred to facilitate other waste discharge methods.

Flooding at our operations may cause us to incur liabilities for environmental damage.

Flooding of underground mining areas is an inherent risk at all our operations. If the rate of water rise is not controlled, water from our workings could potentially rise to the surface or decant into surrounding underground workings or natural underground water sources. Due to the withdrawal of Government pumping subsidies at the Durban Deep and West Wits Sections, we have ceased active pumping of underground water at these sections. We expect that progressive flooding could eventually cause the discharge of polluted water to the surface and to local water sources.

Estimates of the probable rate of water rise in those mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face claims relating to environmental damage and pollution of ground water, streams and wetlands.

In addition, our underground and opencast mines in Papua New Guinea may experience flooding due to excessive annual rainfall.

We have ageing assets in South Africa, which exposes us to greater risk of our infrastructure failing, higher maintenance costs and potentially greater health, safety and environmental liabilities.

Our South African assets are made up predominantly of mature assets, which we acquired after they had reached the end of the planned production cycle under their previous owners, and our strategy has been to revive these assets through specialist planning and mining techniques. The ageing infrastructure and installations typical of these operations require constant maintenance and continuing capital expenditure. This materially increases our operational costs. The mature state of these assets, coupled with the technology applied in many of our installations was not regularly updated and accordingly has become obsolete compared to the technology used in more modern mines. As a result the risk of technology failure is high, and the maintenance of these installations, costly.

Due to the nature of the business, particularly in South Africa where our marginal mines predominantly comprise aged infrastructures, we inherently run the risk of exposure to greater health, safety and environmental liabilities which we closely monitor but are not always able to fully mitigate.

Due to the nature of our business, our employees face health and safety risks.

Regrettably 10 people died in work-related incidents during fiscal year 2005. These fatalities were largely attributable to seismicity-related rockfalls. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still risk of seismic induced fatalities occurring which we may not be able to prevent. Preventing occupational diseases such as tuberculosis and noise-induced hearing loss is a priority and is addressed through close adherence to legislated requirements. However, there has been an increase year on year in employees suffering from these kinds of conditions. Mine and safety regulations of the countries in which we conduct our operations impose various duties on us at our mines and grant the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs or reduce our production capacity.

If we are unable to attract and retain key personnel our business may be harmed.

The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including Mr. M.M. Wellesley-Wood, our Chief Executive Officer, and Mr. J.W.C. Sayers, our Chief Financial Officer (as of September 5, 2005). Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key person" life insurance policies on any members of our executive team. The loss of any of our key personnel could prevent us from executing our business plans, which may result in decreased production, increased costs and decreased profitability.

Events may occur for which we are not insured which could affect our cash flows and profitability.

We may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property and liability insurance contains certain exclusions and limitations on coverage. We have insured property, including loss of profits due to business interruption in the amount of $822.9 million (R5.5 billion). Claims for each and every event are limited by the insurers to $74.8 million (R500.0 million). This policy is limited by initial deductible amounts covering the loss of surface and underground assets, and losses due to seismic events, machinery breakdown, flooding, fire and accidents. Business interruption is only covered from the time the loss actually occurs. The deductible amounts vary between categories with the maximum deductible of $4.5 million (R30.0 million). A specific limitation of $15.0 million (R100.0 million) applies for loss suffered or claims as a result of any landslide at the Tolukuma Section, however, no cover will apply for any seismic event smaller than 4.5 on the Richter scale. General liability insurance cover is in the amount of $86.8 million (R580.0 million).

Future insurance coverage may not cover the extent of claims against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims which exceed our insurance coverage, our costs may increase which could decrease our profitability.

Failure to discover and remedy material weaknesses in our internal controls in relation to our US GAAP financial reporting could have an adverse effect on our business.

During fiscal 2004, we discovered material weaknesses in our internal controls. Effective internal controls are necessary for us to provide reliable US GAAP financial reports. Failure to remedy these material weaknesses and provide reliable US GAAP financial reports could have an adverse effect on our share price. Remedying these material weaknesses is challenging in light of the limited availability within South Africa, where our head office is located, of internal accounting employee candidates who have sufficient knowledge and experience regarding the application of US GAAP and the United States Securities and Exchange Commission, or SEC, requirements and of potential external advisers with US GAAP expertise to supplement our internal resources.

In response to these discoveries, we have been working to improve our internal controls over financial reporting, including in the areas of compliance with US GAAP and SEC reporting requirements. We documented these efforts in the form of a US GAAP Action Plan (see Item 15: "Controls and Procedures") which we have implemented as of the current year end. If we encounter any difficulties in sustaining the application of our US GAAP Action Plan, or remedying any control weaknesses discovered, or any difficulties encountered in their implementation, we could fail to meet our US GAAP reporting obligations. If we are unable to sustain our US GAAP Action Plan, investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Risks related to the gold mining industry

Changes in the price of gold, which in the past has fluctuated widely, are beyond our control.

Historically, the gold price has fluctuated widely and is affected by numerous industry factors, over which we have no control, including:

- the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;
- the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewellery;
- speculative trading activities in gold;
- the overall level of forward sales by other gold producers;
- the overall level and cost of production of other gold producers;
- international or regional political and economic events or trends;
- the strength of the Dollar (the currency in which gold prices generally are quoted) and of other currencies;
- financial market expectations regarding the rate of inflation; and
- interest rates.

Our profitability may be negatively impacted if revenue from gold sales drops below the cost of production for an extended period.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Gold mining companies undertake exploration activities to discover gold mineralization, which may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our properties. Our mineral exploration rights may also not contain commercially exploitable reserves of gold. The costs incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and we could incur a write-down on our investment in that interest or the irrecoverable loss of funds spent.

There is uncertainty in our Ore Reserve estimates.

Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may be imprecise and may not reflect actual reserves or future production.

Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor costs, increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the Ore Reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase our production costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business and operating results.

Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.

The business of gold mining takes place in underground mines, open pit mines and surface operations for the retreatment of rock dumps and tailings dams. These operations are exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include, but are not limited to:

- environmental hazards and pollution, including the discharge of gases, toxic chemicals, pollutants, radioactive materials and other hazardous material into the air and water;
- seismic activity which could lead to rock bursts, cave-ins, pit slope failures or, in the event of a significant event, total closure of sections or an entire underground mine;
- unexpected geological formations which reduce or prevent mining from taking place;
- flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution, and waterway contamination;
- underground fires and explosions, including those caused by flammable gas;
- accidents caused from and related to drilling, blasting, removing, transporting and processing material, and the collapse of pit walls and tailings dams; and
- decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes.

In addition, deep level underground mines in South Africa, as compared to other gold mining countries, involve significant risks and hazards not associated with open pit or surface rock dump and tailings dam retreatment operations. The level of seismic activity in a deep level gold mine varies based on the rock formation and geological structures in the mine. The occurrence of any of these hazards could delay production, increase production costs and may result in legal claims.

Underground and opencast mines in Papua New Guinea may experience pit wall failures, landslides and flooding, due to excessive annual rainfall. The transport of supplies and employees to and from the mine site may be inhibited by incessant rain and damage to roads. In addition, land movement caused by excessive rain may destabilize existing buildings and plant infrastructure and restrict access into the mines.

Fiji is fairly isolated in an area that gives rise to severe cyclonic storms which can be very disruptive. As in other island states, rising sea levels caused by the greenhouse effect are a major concern. Natural disasters of this type could potentially disrupt our business for an extended period of time and this is of particular concern in Fiji due to the island's exposure to such disasters in the past. Tropical cyclone Ami hit Fiji on January 13, 2003, killing at least 15 people and leaving thousands more devastated**.**

Risks related to doing business in South Africa, Papua New Guinea and Fiji

Political or economic instability in the regions in which we operate may reduce our production and profitability.

We are incorporated and own operations in South Africa. As a result, political and economic risks relating to South Africa could reduce our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, we may have difficulties attracting and retaining qualified employees.

In recent years, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South Africa reached record highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. In recent years, the inflation rate has decreased and as of June 2005, the Consumer Price Inflation Index, or CPIX, stood at 3.5%, down from 4.8% since June 2004. Analysts expect inflation to increase over the next few months, partly in response to higher fuel prices. A return to high levels of inflation in South Africa, without a concurrent devaluation of the Rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

In South Africa and Papua New Guinea there is a greater level of political and economic risk as compared to developed countries in the world. For example, open pit operations at Porgera were suspended from August 27, 2002 to October 12, 2002, due to interruptions in the electrical power supply as a result of election-related vandalism in Papua New Guinea. There is also a risk that social unrest and government intervention could be exacerbated during the mine closure process. Mine infrastructure, including power, water and fuel, may be at risk of sabotage.

In Papua New Guinea, landowners in the area, whose interests are consolidated with those of the provincial government in a Papua New Guinea registered entity, Mineral Resources Enga, or MRE, had an expectation of receiving from us a 5% stake in the Porgera Joint Venture. This expectation arose from an undertaking we gave at the time of acquiring our interest in Porgera, to sell a 5% stake to MRE on commercial terms, which was subsequently cancelled as MRE failed to meet certain conditions precedent after renegotiated, extended deadlines. This issue may become the subject of some political campaigning and canvassing in future elections.

The Porgera mine has also on a number of occasions experienced delays receiving operating permits and licenses, necessary for this mine to conduct its lawful operations. If at any time in the future permits essential to lawful operations are not obtained, or exemptions not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions, or actions of other quasi-government or landowner groups, cannot be predicted but may impact on the operations and regulation of mines including the Porgera Joint Venture. Any suspension of operations at the Porgera Joint Venture would decrease our attributable production and profitability.

Fiji's economic growth has historically been very volatile. Growth has been restrained by low rates of investment, which has been deterred by macro-economic instability, prohibitive regulation, and poor human and physical capital. Additionally, Fiji has also experienced periodic political volatility in recent years. The country experienced a coup d'etat in March 2000, and whilst the country's political environment has stabilized since 2000 following the first free and fair general election held in late 2001, potential legislative reform under the new government could be imminent. The next elections in Fiji are expected to be held in August 2006.Changes to the country's constitution or government regulations could affect the political or economic climate in Fiji.

AIDS poses risks to us in terms of productivity and costs.

Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of AIDS and is exacerbated in the presence of HIV/AIDS, represent very serious health care challenges in the mining industry. Human Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately 30% - 40% of the mining industry workforce in South Africa are HIV positive. The exact extent to which our mining workforce both within and outside South Africa is infected with HIV/AIDS is unknown at this stage. Papua New Guinea has recently been identified as a high risk country for the HIV/AIDS pandemic and this could have a direct impact on our workforce and productivity in that country. The exact impact of increased mortality rates due to AIDS-related deaths on the costs of our operations is as yet undefined. The only available treatments for HIV/AIDS are anti-retroviral drugs, which slow down the advancement of the disease but do not present a complete cure for the disease. The cost and availability of anti-retroviral drugs could inhibit the introduction of treatment programs at our mines in South Africa and Papua New Guinea to reduce the impact of HIV/AIDS on our mining workforce and our businesses. The effects of the disease pose a risk to us in terms of the potential reduction in productivity and increase in medical costs.

Government policies in South Africa may adversely impact our operations and profits

Government Regulation

The mining industry in South Africa is extensively regulated through legislation and regulations issued through government's administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and government enforces its regulations through the various government departments.

The Mineral and Petroleum Resources Development Act, 2002

On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, was enacted, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the "old order rights," are to be converted to "new order rights," essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. We have submitted a mining work program, whereby we substantiate the area and period of the new order rights and additionally, we must be in compliance with the requirements of the Mining Charter as described below. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. To the extent that we are unable to convert some of our old order rights, we may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the state, and the extent to which we may be compensated. Factors that are taken into account are market value, as well as the history of the acquisition of these rights.

Where new order rights are obtained under the MPRD Act, these rights will not be equivalent to our existing property rights. The area covered by the new order rights may be reduced by the state if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach of or, in the case of mining rights, on non-optimal mining in accordance with the mining work program.

The implementation of the MPRD Act will result in significant adjustments to our property ownership structure. To the extent that we are unable to convert some of our old order rights to new order rights, and that the exclusive rights to minerals we enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations.

Possible taxation reform and mining royalties

The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill, which was released in March 2003 for comment. The Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that government's preference is for a revenue based royalty, with introduction of the royalty as of 2009. As at October 31, 2005, these issues were still under review. The introduction of the proposed revenue based royalty would have an adverse effect on the profitability of our South African Operations.

The Broad Based Socio-Economic Empowerment Charter

The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter, establishes certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa and is effective from May 1, 2004.

The goals set by the Mining Charter include that each mining company must achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. When considering applications for the conversion of existing rights, the State will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter. Failure on our part to comply with the requirements of the Mining Charter and the "scorecard" could result in us losing our mining rights. We may incur expenses in giving additional effect to the Mining Charter and the "scorecard", including costs which we may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights.

Land claims

Our privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), or Land Rights Act. Under the Land Rights Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. We have not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which we are notified in the future could have a material adverse effect on our right to the properties to which the claims relate and prevent us using that land and exploiting any mineral reserves located there.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

Labor costs constitute 43% of our production costs for fiscal 2005, and 50% and 42% for fiscal 2004 and 2003, respectively. As of June 30, 2005, we employ and contract approximately 4,300 people. Of these, approximately 3,480 people are in South Africa, of whom, approximately 73% are members of trade unions or employee associations. This excludes all employees of our associates, CGR and ERPM. We have entered into various agreements regulating wages and working conditions at our South African mines. For Blyvoor, we have recently concluded these renegotiations to June 30, 2007. For ERPM and Crown, the current agreements were effective to September 2005 and new agreements, to be effective from October 2005, are currently being negotiated. Unreasonable wage demands could increase production costs to levels where our South African Operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We may also experience labor unrest at operations at which we have an equity interest. In particular, during October and November 2002, ERPM experienced some labor unrest during which several striking contract workers were wounded and two workers were killed by employees of a private security company. Our business could suffer if such activities are repeated.

In recent years, labor laws in South Africa have changed in ways that significantly affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees.

Our financial flexibility could be materially constrained by South African currency restrictions.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, including South Africa. The Exchange Control Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular, South African companies:

- are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of SARB;
- are generally required to repatriate, to South Africa, profits of foreign operations; and
- are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

These restrictions could hinder our corporate functioning and acquisition strategy, because investments of less than a 50% plus 1 share interest can only be held subject to exchange approval. As at June 30, 2005, we hold 45.33% of Emperor and accordingly SARB may require us to divest our interest in Emperor if we do not acquire 50% plus 1 share interest in the future.

While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. For further information see Item 10D.: "Exchange Controls."

Risks related to ownership of our ordinary shares or ADSs

Your ability to sell a substantial number of ordinary shares may be restricted by the limited liquidity of ordinary shares traded on JSE Limited, or JSE.

The primary listings for our ordinary shares are the JSE and the Australian Stock Exchange, or ASX. The principal trading market for our ADSs are the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market). On a historical basis, the trading volumes and liquidity of shares listed on the JSE have been low in comparison with the Nasdaq Capital Market. For the 12 months ended June 30, 2005, only 16% of our ordinary shares were publicly traded on the JSE. The limited liquidity of our ordinary shares traded on the JSE could limit your ability to sell a substantial number of our ordinary shares on the JSE in a timely manner, especially by means of a large block trade.

Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of our ordinary shares or ADSs may decide to sell them at any time. Sales of our ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place our share price under pressure.

Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum and articles of association and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.

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It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against us or against members of our board.

Our Company, certain members of our board of directors and executive officers are residents of South Africa. In addition, our cash producing assets are located outside the United States and a major portion of the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere outside South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.

Moreover, it may not be possible for you to enforce against us or the members of our board of directors and executive officers judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by fraudulent means;
- the judgment does not involve the enforcement of a penal or revenue law; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts. It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. Our South African Operations consist of the deep-level Blyvooruitzicht Section and East Rand Proprietary Mine Section, in addition to the world's biggest surface retreatment operation, the Crown Section. Our Australasian Operations consist of the Tolukuma Section and our 20% interest in the unincorporated Porgera Joint Venture, or Porgera, both of which are in Papua New Guinea, and a 45.33% interest in Emperor Mines Limited, or Emperor, as of July 30, 2004 (19.78% as of June 30, 2004), which owns the Vatukoula gold mine in Fiji. We also have exploration projects in South Africa, Papua New Guinea and Australia, though our principal focus is on our operations in South Africa and Papua New Guinea.

We are a public company, incorporated on February 16, 1895, as Durban Roodepoort Deep, Limited, and our shares were listed on the JSE in that same year. In 1898, our milling operations commenced with 30 stamp mills and we treated 38,728 tons of ore and produced 22,958 ounces of gold. In South Africa, we have focused our operations on the West Witwatersrand basin which has been a gold production region for over 100 years. The Blyvoor Section (acquired on September 15, 1997, in exchange for 12,693,279 of our ordinary shares) and North West Operations (until March 22, 2005 when Buffelsfontein Gold Mines Limited was placed into provisional liquidation), which comprise of the Buffels Section (acquired on September 15, 1997, in exchange for 14,300,396 of our ordinary shares) and the Harties Section (acquired on August 16, 1999, in exchange for $7.4 million), are predominantly underground operating mines located within the Witwatersrand Basin, exploiting gently to moderately dipping gold bearing quartz pebble conglomerates in addition to certain surface sources. The Crown Section (CGR was acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares) also located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations. Since 1999, our focus has been to expand our operations outside South Africa and increase our production base from the Pacific Rim region. The Tolukuma Section (acquired from September 1999 to June 2001, in exchange for 8,125,082 shares and $3.3 million in cash) provided an initial base in that region, and led to the acquisition of a 20% interest in the unincorporated Porgera Joint Venture (acquired in October 2003, in exchange for 6,643,902 shares and $60.3 million in cash).

To ensure access to global markets our ordinary shares and/or related instruments trade on the JSE, Nasdaq Capital Market (formerly the Nasdaq SmallCap Market), London Stock Exchange, the Marche Libre on the Paris Bourse, the Brussels Bourse in the form of International Depository Receipts, the Australian Stock Exchange, or ASX, the Port Moresby Stock Exchange in Papua New Guinea (as from August 18, 2004), the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

Our registered office and business address is 299 Pendoring Avenue, Blackheath, Randburg, South Africa, 2195. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 219-8700 and our facsimile number is (+27 11) 476-2637. We are registered under the South African Companies Act, 1973 (as amended) under registration number 1895/000926/06. For our ADSs, The Bank of New York, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.

Important Events in Our Development Generally and in the Current Year

Crown Gold Recoveries (Pty) Limited and East Rand Proprietary Mines Limited

We own 100% of Crown Consolidated Gold Recoveries Ltd, or CCGR, which in turn owns 40% of Crown Gold Recoveries (Pty) Limited, or CGR. CCGR was incorporated in South Africa on May 23, 1997. Pursuant to a scheme of arrangement, we acquired 100% of CCGR on September 14, 1998.

On June 12, 2002, we entered into an agreement with the Industrial Development Corporation of South Africa, or IDC, Khumo Bathong Holdings (Pty) Limited, or KBH, and CCGR whereby, with effect from July 1, 2002, we sold 3% of the entire issued share capital of and shareholders loans held in CGR to KBH and 57% of the entire issued share capital of and shareholders loans held in CGR to the IDC, for a total amount of $10.1 million. As part of this transaction, we loaned KBH R5.3 million ($0.7 million) to fund its initial purchase of 3% interest in CGR. According to the terms of the shareholders agreement entered into between these parties, the parties agreed that IDC would not remain a shareholder in CGR, but would transfer its shares and claims held in CGR to KBH. Accordingly, IDC granted an option to KBH to purchase its shares and claims held by it in CGR subject to certain terms and conditions. The option was exercised by KBH in July 2002 and KBH is currently the owner of 60% of the entire issued share capital of and shareholders loans held in CGR. CCGR holds 40% of the issued share capital of CGR, which has four wholly-owned subsidiaries, Crown Mines Limited, City Deep Limited, Consolidated Main Reef Mines and Estate Limited and East Rand Proprietary Mines Limited, or ERPM.

On October 10, 2002, CGR entered into an agreement with third parties to purchase the entire issued share capital and all shareholders' claims of ERPM for a purchase price of $11.0 million. CGR's acquisition of ERPM was approved by the South African competition authorities. ERPM is predominantly an underground mining operation located near the town of Boksburg on the East Rand, which is east of Johannesburg and approximately 60 miles (97 kilometers) from the Blyvoor Section. We loaned CGR the sum of R60.0 million ($8.0 million) to facilitate its acquisition of ERPM. We have subsequently loaned CGR an additional R9.9 million ($1.3 million), which CGR in turn loaned to ERPM as working capital. As of June 30, 2003, the loan had been repaid in full. Surface mining of the Cason Dump will continue, with treatment through the Knights plant for a further 5 years, based on the current rate of production of approximately 150,000 tons per month.

CGR has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as the Crown Section. The ERPM Section consists of an underground section and the Cason Dump surface retreatment operation. The underground mining operation at ERPM implemented a controlled closure program which was scheduled to close in March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine has achieved a reduction in costs coupled with improved productivity. As a result the original planned closure of the underground section has been postponed. The Cason Dump surface re-treatment operation will continue to operate until 2010 under the management of the Crown Section based on the current rate of production of approximately 150,000 tons per month. The Crown Section undertakes the retreatment of surface sources deposited as tailing from non-operation mining sites across central Johannesburg.

On July 6, 2005, we signed a Memorandum of Understanding with our black economic empowerment partner, KBH, regarding the acquisition by KBH of a 15% stake in our South African Operations. The intention of the transaction is to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining Charter.

On July 20, 2005, we acquired from the IDC, all the debt which it holds against CGR and ERPM for a consideration which was settled through the issue of 4,451,219 of our ordinary shares, which at the date of issue, represented approximately $4.3 million (R28.9 million).

On October 27, 2005, our board of directors approved the extension of our existing black economic empowerment structure with KBH to cover all of our South African assets. The transaction has been facilitated by the IDC, which agreed to a debt restructuring in CGR.

The transaction comprises the exchange of 75% of KBH's 60% stake in CGR, including its wholly-owned subsidiary ERPM and a cash payment of $2.0 million (R13.2 million), for an effective 15% interest in our wholly-owned subsidiary, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor. The new structure results in Khumo Gold SPV (Pty) Limited, or Khumo Gold, acquiring initially, a 15% interest in a newly created vehicle, DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA, which holds ERPM, CGR and Blyvoor. We will retain an 85% interest.

In addition, Khumo Gold was granted an option, exercisable over the next three years, to acquire a further 11% interest in DRDGOLD SA for $1.4 million (R9.3 million). This further equity tranche will include a 6% stake to be placed in a new Employee Trust. The transaction has been financed by the issuance of $4.8 million (R31.8 million) new Khumo Gold preference shares.

Dr. M.P. Ncholo, will take over as Executive Chairman of DRDGOLD SA with effect from November 1, 2005. Due to the fact that Dr. M.P. Ncholo is also KBH's Chairman, the transaction will meet the definition of a related party transaction. For further details, see Item 7: "Major Shareholders and Related Party Transactions."

We have recognized losses generated by CGR and its subsidiaries against the cost of the investment and any advances we have made to them. CGR is carried at a $nil value at June 30, 2005 (2004: $nil).

Porgera Joint Venture (Papua New Guinea)

Effective October 14, 2003, we acquired all the shares of Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP, from Oil Search Limited, or OSL. The transaction was effected through the amalgamation of OML and MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited which was subsequently renamed DRD (Porgera) Limited.

The transaction resulted in us acquiring an effective 20% interest in an unincorporated gold mining joint venture, the Porgera Joint Venture, which has fifteen mineral tenements which form part of the Porgera mine located in Papua New Guinea. The final purchase price of $77.1 million comprised $60.3 million in cash and 6,643,902 ($16.7 million) of our ordinary shares based on the prevailing market value on November 22, 2003, being the final settlement date. As at June 30, 2005, the Porgera Joint Venture is owned by Placer Dome Limited (75%), DRD (Porgera) Limited (20%) and the MRE, on behalf of the Enga Provincial Governments and landowners in Papua New Guinea (5%). An affiliate of Placer Dome Inc., Placer (PNG) Limited is the operator of the Porgera Joint Venture and is subject to the control of a management committee made up of representatives of the joint venture partners, including one of our representatives. The management committee is governed by an operating agreement that prevents the partners from acting unilaterally.

Review and restructuring of South African Operations

On May 4, 2004, our associate, ERPM, entered into a 60-day review period of its underground section designed to restore the operations to profitability. A task team comprising of management, union representatives and labor was established to assess the proposals and make a final recommendation. On July 4, 2004, at the end of the process, ERPM's management and the consultative forum concluded that continued mining of the underground section was not sustainable, even at a higher Rand gold price of R2,650 per ounce. As a result, a controlled closure program of the underground section was implemented and was expected to be completed by March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section was postponed indefinitely.

On June 26, 2004, and June 28, 2004, respectively, we entered into a further 60-day review period at the Buffels Section at our North West Operations and at our Blyvoor Section designed to restore the operations to profitability. Proposals were received into a consultative forum in which both management and organized labor participated, and was distributed to the Department of Labour and the Department of Minerals and Energy, for their input. At the Buffels Section, agreement was reached with all the relevant parties early in August 2004 to close the No. 9 Shaft, but to keep the No. 10 and 12 Shafts in operation on condition that certain defined sustainability thresholds are met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005 at a cost of $0.6 million (R3.7 million). At the Blyvoor Section, the 60-day review was extended by two weeks to conclude on September 13, 2004. By October 5, 2004, 1,619 employees had been retrenched at a cost of $3.1 million, with possible future restructuring initiatives depending on the economic circumstances. In terms of the agreement organized labor recorded its commitment to certain production targets, and undertook not to disrupt production for at least six months for reasons relating to restructuring of the operations.

Emperor Mines Limited (Emperor Mine, Vatukoula, Fiji)

Over the period December 2002 to July 2004, we acquired a 45.33% interest in Emperor Mines Limited, or Emperor, an Australian listed gold mining company with a single gold mine based in Vatukoula, Fiji.

Our interest in Emperor was acquired through a series of transactions. As of December 31, 2002, we had acquired 14.15% of Emperor for approximately A$11.9 million ($6.7 million). By April 2003, we had increased our percentage holding in Emperor through additional purchases on the open market to 19.81% at a total additional cost of A$4.3 million ($2.6 million). At June 30, 2004, our effective holding had decreased to 19.78% as a result of additional shares issued by Emperor during fiscal 2004. Given the size of our holding, Emperor appointed two of our representatives to its board of directors in January 2003.

On March 8, 2004, we announced a conditional takeover offer to acquire all of the outstanding shares in Emperor that were not already owned by us for a consideration of one of our shares for every five shares in Emperor held. At that time, the offer valued Emperor at approximately A$105 million ($79.8 million). On June 10, 2004, we announced a revised final offer of five of our shares for every twenty two shares in Emperor held. The revised offer represented a 14% increase over the previous offer. On July 30, 2004, our offer to Emperor's shareholders closed with us having received acceptances from Emperor's shareholders representing approximately 25.55% of Emperor's issued capital, thereby increasing our shareholding in Emperor to 45.33%. Accordingly, we issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of our shares on the date issued, with share issue and transaction costs associated with the take over offer, amounting to $1.3 million.

With effect from August 3, 2004, Emperor's board of directors appointed our Executive Chairman, Mr. M.M. Wellesley-Wood as Managing Director of Emperor and our Divisional Director: Australasian Operations, Mr. R.L. Johnson as a Non-Executive Director of Emperor. With effect from October 5, 2005, Emperor's Board appointed our Chief Operating Officer, DRDGOLD Australasia, Mr. M.P. Marriott, as an Executive Director. On September 9, 2004, Emperor shareholders approved a resolution to remove two independent directors from the board of Emperor and to confirm Mr. R. Johnson's appointment as a Non-Executive Director of Emperor. As a result, we have three of our representatives on the six member Emperor board, with Emperor's independent Chairman having a casting vote. At the date of this annual report we did not have control over Emperor.

In May 2005, gold production at Emperor was adversely affected by a combination of factors including flooding of the lower levels of the Smith Shaft caused by significant water ingress after sustained heavy rainfall; the impact of high fuel prices on operating costs; and the failure of the Philip Shaft winder which suspended production for 4 weeks. The winder was repaired and production from Philip Shaft commenced in June 2005. The board and management have reviewed the impact of overall lost production including the suspension of production from Philip Shaft. As a result, Emperor has finalized a plan to restore the Emperor Gold Mine to a positive cash flow. The plan involves total capital expenditure of $11.4 million (A$15 million) over the next 12 months which will reduce operating costs by approximately $7.6 million (A$10 million). The key objective of the plan is to increase development and to reduce dilution by better control of mining heights and thereby increase recovered grade.

On July 11, 2005, Emperor announced the finalization of a financial and operational restructuring package aimed at returning them to positive cash flow and creating a sustainable, long-term future for the company and its operations in Fiji. An A$10.0 million Convertible Loan Facility was negotiated by the independent directors of Emperor. The financing package also includes an agreement with ANZ Bank, subject to a number of conditions, to a restructuring of Emperor's debt servicing obligations to assist them with their restructuring plan. The ANZ Bank has also consented to the Convertible Loan Facility and the related security. The Convertible Loan Facility was approved by the shareholders of Emperor on August 29, 2005 (we did not participate in the voting). In addition, in July 2005 we entered into an operational support agreement with Emperor negotiated by its independent directors, pursuant to which we will provide Emperor with management and technical services.

In Emperor's fiscal 2005 annual report its auditors issued an audit report with an emphasis of matter to the effect that until such time as Emperor completes its financial and operational restructuring, there remains a significant uncertainty as to whether Emperor will continue as a going concern and, therefore, whether it will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the annual report.

On November 16, 2005, we concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds our Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in Papua New Guinea. Currently we, through DRD (Isle of Man), hold a 45.33% interest in Emperor.

Implementation of the transaction requires the restructuring of our offshore operations, whereby DRD (Isle of Man) will transfer the following material assets to our new wholly-owned subsidiary, DRDGOLD (Offshore) Limited, or DRD (Offshore):

- its 45.33% interest in Emperor; and
- an A$10.0 million ($7.6 million) convertible loan facility which DRD (Isle of Man) has advanced to Emperor, in terms of which we can elect to convert such debt facility into additional Emperor shares at A$0.30 ($0.23) per Emperor share.

We will then sell DRD (Isle of Man) to DRD (Offshore) for a purchase consideration of $230.0 million. The restructuring is subject, inter alia, to the following conditions precedent:

- our shareholder approval;
- South African Reserve Bank, or SARB, approval; and
- other regulatory consents.

DRD (Offshore) will then sell DRD (Isle of Man) to Emperor. The purchase consideration for DRD (Isle of Man) is $230.0 million, which is subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD (Isle of Man) between October 1, 2005, which is the effective date, and completion of the transaction. The purchase consideration will be settled by:

- the issue of 751,879,699 new Emperor shares to DRD (Offshore), issued at A$0.35 ($0.26) per share which currently equates to $200.0 million; and
- $30.0 million in cash.

We intend to utilize the cash consideration for acquisitions and general working capital purposes.

The transaction is subject, inter alia, to the following conditions precedent:

- the restructuring becoming unconditional,
- approval by the Australian Foreign Investment Review Board;
- SARB approval;
- Emperor shareholder approval;
- there being no material adverse change in either Emperor or the gold assets; and
- a number of regulatory and banking consents and approvals being obtained.

Upon completion of the transaction and the issue of the new Emperor shares, we will hold approximately 90.5% of Emperor and Emperor will become our subsidiary

We will not exercise our right to compulsorily acquire any of the shares held by non-associated shareholders arising under Section 664A of the Australian Corporations Act, as a result of the new Emperor shares issued to us pursuant to the transaction.

Emperor has announced its intention to raise approximately $15.0 million through the placement of new shares following completion of the transaction. The capital raising would take place in early 2006 and would be used for a variety of capital programs across the three mines and to provide general working capital for Emperor. The capital raising will allow institutions to participate in Emperor and will dilute our shareholding.

Buffelsfontein Gold Mines Limited

On March 9, 2005, the North West Operations suffered the effects of an earthquake which registered 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 Shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, we closed the No. 2 Shaft because of concerns for the safety of employees. On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited, or Buffelsfontein (which owns the North West Operations), which order was granted on the same day.

We committed to pay the wages at Buffelsfontein's operations until the end of March 2005, amounting to $4.5 million (R27.9 million), and continued the essential services at the mine until such time as the liquidator took control of the mine, which amounted to $0.8 million (R5.1 million). We recognized a provision of $1.5 million (R9.0 million) for a social plan for employees, which includes counseling and reskilling programs, and we incurred legal and other costs of $0.5 million (R3.2 million). An insurance claim has been submitted for damage caused by the earthquake, which will be paid out to the liquidators when approved.

On October 6, 2005, we concluded an agreement with Simmer and Jack Limited, or S&J, for the sale of our shareholdings in Buffelsfontein subject to certain conditions. These include indemnifying us against any liabilities or obligations that could arise relating to environmental rehabilitation and the management and pumping of underground water. The proposed scheme of arrangement was conditional upon the following:

- Department of Water Affairs and Forestry, or DWAF, agreeing to substitute us with S&J to the extent that DWAF envisaged imposing further responsibility on us;
- the acceptance by the High Court of South Africa and the majority of Buffelsfontein's creditors of a scheme arrangement proposed by S&J; and
- approval by the Competition Commission of South Africa.

On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by S&J and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa. The order for the provisional liquidation of Buffelsfontein was lifted by the High Court of South Africa on November 1, 2005 and all the conditions of the scheme have been met.

Other

On July 27, 2004, we established the DRD (Isle of Man) Limited (Singapore Branch), a branch of DRD (Isle of Man) Limited, registered in Singapore. It is intended that the establishment of the branch will facilitate our further expansion in the Australasian region in line with our growth strategy.

At our Annual General Meeting held on November 26, 2004, our shareholders approved the changing of our name from Durban Roodepoort Deep, Limited to DRDGOLD Limited.

We concluded an agreement with M5 Developments (Pty) Ltd, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million ($0.2 million), was granted an option to acquire the Durban Deep Section's mine village for R15.0 million ($2.2 million). The option was exercised on November 19, 2005 and the option fee will be deemed part payment of the purchase consideration.

On November 11, 2005 we acquired a 5% holding in the Australian Stock Exchange listed Allied Gold Limited, or Allied, for A$3.0 million ($2.3 million). In a separate transaction, we have also undertaken to, pursuant to any existing Allied shareholder electing not to follow its rights, take up not more than 17,420,000 shares, to be issued by Allied to raise an additional A$7.0 million ($5.3 million) at an issue price of A$0,40 ($0.30) per share. Both these transactions are subject to South African Reserve Bank approval. The capital raising, which represents approximately 17.5% of Allied's share capital will also be subject to Allied shareholder approval, which Allied has undertaken to seek to obtain by no later than January 20, 2006.

For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D.: "Property, Plant and Equipment," and Item 5B.: "Liquidity and Capital Resources."

4B. BUSINESS OVERVIEW

Description of Our Mining Business

Exploration

Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in order to enable clearer definition of the ore body and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.

Mining

Our South African Operations comprise relatively old assets and the principal mining method is the extraction of previously abandoned Ore Reserves, which require a high degree of opening up of these previously abandoned Ore Reserves.

The Australasian Operations comprise open-pit mines and decline shafts, with appropriate mining methods.

Our Metallurgical Plants and Processes

A detailed review of the metallurgical plants and processes for each of the mining operations is provided under Item 4D.: "Property, Plant and Equipment."

Market

The gold market is relatively liquid compared to other commodity markets, with the price of gold generally quoted in Dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewellery, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crises).

The use of gold as a store of value and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold is often seen as a safe haven, leading to increased purchases of gold and support for the price of gold.

We believe that the primary mover in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. While the gold price passed the $400 per ounce mark in the second half of fiscal 2004, the first time since 1996, the rally did not have the momentum it needed to maintain this higher level. However, continued investor dissatisfaction with the state of the global economy and currency markets finally saw the Dollar gold price breach the $400 per ounce mark, where it has stayed since. While our offshore operations have received the full benefit of the higher Dollar gold price for the year, our South African Operations suffered due to the continued strength of the South African Rand against major currencies. Indeed the Rand has been one of the best performing currencies against the Dollar for the last two years. Only towards the end of the fourth quarter of fiscal 2005, did we see some benefit from a Rand weakened by interest rate cuts in South Africa and interest rate rises in the US that closed the yield differential.

Our total revenue from continuing operations by geographic market is as follows:

| | Year ended June 30, | | |
| | 2005 | 2004[1] | 2003[1] |
	$'000	$'000	$'000
South Africa..	68,370	90,066	86,549
Australasia	115,239	93,188	22,870
	183,609	**183,254**	**109,419**

All gold produced by our South African Operations is sold by the Rand Refinery Ltd, or RRL, pursuant to a refining agreement we entered into in October 2001. At our various operations the gold bars which are produced consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common mineral elements. The gold bars are sent to the RRL for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. RRL then sells the gold on the same day as delivery, for the London afternoon fixed Dollar price on the day the gold is sold, with the proceeds remitted to us in Rand within two days. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. We currently own 3% (fiscal 2004: 10.6%) of RRL (which is jointly owned by South African mining companies). Mr. D.J. Pretorius, our Group Legal Counsel and General Manager Corporate Services, is a director of RRL.

The gold produced in Papua New Guinea by the Tolukuma section is sold directly to N.M. Rothschild under an agreement signed by us in December 2001. Proceeds for gold sold are received within two days of sale. The selling price is determined by the previous day's London afternoon close Dollar price and we are paid in Dollars. We do not have an interest in N.M. Rothschild.

The gold produced by Porgera in Papua New Guinea is sold directly to the Bank of Western Australia Limited, or BankWest. Proceeds for gold sold are received within two days of sale. The selling price is determined by the spot price at the time of sale and we are paid in Dollars. We do not have an interest in BankWest.

The contractual agreements described above are important to us because in order to sell gold, it needs to be approximately 100% refined and none of our locations are able to refine gold to this sellable level.

Ore Reserves

The tables below set out the Proven and Probable Ore Reserves that are the Group's Ore Reserves as of June 30th, 2005 and 2004, in both imperial and metric units. Our Ore Reserves are comprised of the total Ore Reserves of our wholly-owned subsidiaries, as well as our 20% attributable share of the Ore Reserves of the Porgera Joint Venture. Our attributable 20% share of the Ore Reserves of the Porgera Joint Venture is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its annual report for the fiscal year ended December 31, 2004, as filed with the SEC on Form 40-F on March 3, 2005. The Porgera Ore Reserves are estimated as at December 31, 2004, using appropriate cut-off grades associated with an average long-term gold price of 350 per ounce, and on the Australian Dollar and Kina average long-term exchange rates to the US Dollar of A$1.54 = $1.00 and K3.33 = $1.00.

Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine plans within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See Item 4D.: "Property, Plant and Equipment" for a description of the rights in relation to each mine.

In Australia and South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the South African Code for the Reporting of Mineral Resources and Ore Reserves, or SAMREC Code, together with the Australasian Code for Reporting of Mineral Resources and Ore Reserves, or JORC Code, and the National Instrument 43-101 Standards of Disclosure for Mineral Projects dated February 2001. The SAMREC Code is based on, and is comparable with the JORC Code. The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report.

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[1] Revenue for fiscal 2004 and 2003 has been restated for the disclosure of Buffelsfontein Gold Mines Limited as a discontinued operation.

Ore Reserve calculations are subject to a review conducted in accordance with SEC Industry Guide 7. Components of the calculations included in the geological models and input parameters of the reserve estimation procedures, were checked. In addition, visual inspection of the planning to deliver an individual block to the metallurgical plant, and the recovery, and deposition of the tails, took place. A check is also made of the financial input into the costs and revenue to affirm that they are within reasonable limits.

The Ore Reserves are inclusive of diluting materials and allow for losses that may occur when the material is mined. Ore Reserve tons, grade and content are quoted as delivered to the gold plant. There are two types of methods available to select ore for mining. The first is pay-limit, which includes cash costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off grade which includes cash costs, excluding fixed overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the expected costs. We use the pay-limit to determine which areas to mine, as an overhead inclusive amount that is indicative of the break-even position, especially for marginal mining operations.

The pay-limit approach is based on the minimum in-situ grade of ore blocks, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three year historical average gold price per ounce for that year. This calculation also considers the previous three year's mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only blocks above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation, specifically significant for marginal mines.

When delineating the economic limits to the ore bodies we adhere to the following guidelines:

- The potential ore to be mined is well defined by an externally verified and approved geological model created using our mining software;
- The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
- A full life of mine plan (physical 5 year plan) is constructed to mine the ore from existing infrastructure.

Our Ore Reserves figures are estimates, which may not reflect actual reserves or future production. We have prepared these figures in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan. The Ore Reserve estimates contained herein inherently includes a degree of uncertainty and depends to some extent on statistical inferences which may ultimately prove to have been unreliable.

Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization.

For fiscal 2005, in respect of our South African assets, Ore Reserves were determined assuming a gold price of approximately R88,960 per kilogram ($381 per ounce) as determined from the three year historical average. At June 30, 2005, the Rand gold price was R93,931 per kilogram. In respect of our Australasian assets:

- Ore Reserves for the Tolukuma Section were determined assuming a gold price of K1,312.50 per ounce ($381 per ounce); and
- Ore Reserves in respect of our 20% attributable interest in the Porgera Joint Venture, are as determined by Placer Dome Inc. and as set forth in its annual report for the fiscal year ended December 31, 2004, and filed with the SEC on Form 40-F on March 3, 2005, assuming an average long-term gold price of $350 per ounce and exchange rates of A$1.54 = $1.00 and K3.33 = $1.00.

For fiscal 2004, in respect of our South African assets, Ore Reserves were determined assuming a gold price of approximately R90,023 per kilogram as determined from the three year historical averages in accordance with SEC Industry Guide 7. Based on the average exchange rate for fiscal 2004 the assumed Dollar gold price would be approximately $400 per ounce. In respect of our Australasian assets, Ore Reserves for the Tolukuma Section were determined assuming a gold price of $400 per ounce at an exchange rate of K3.22 = $1.00 based on the Kina gold price and exchange rate as at June 30, 2004.

The principal reason for the decrease in our Ore Reserves as at June 30, 2005, of 5.6 million ounces, compared with June 30, 2004, of 11.0 million ounces, other than depletion, is largely due to a decrease of 5.1 million ounces, or 46%, of the Ore Reserves at the North West Operations as a result of the provisional liquidation of Buffelsfontein Gold Mines Limited.

Based on the revised Ore Reserves set forth below, the revised life of mine for our operations are as follows:

Mine	Underground		Surface	
	2005	**2004**	**2005**	**2004**
South Africa				
Blyvoor Section	17 years	15 years	7 years	8 years
Crown Section[1]	N/A	N/A	7 years	7 years
ERPM Section[1]	5 years	9 months	8 years	6 years
Australasia				
Emperor Section[2]	5 years	5 years	N/A	N/A
Tolukuma Section	2 years	3 years	2 years	2 years
Porgera Section[3].......................................	3 years	4 years	11 years	11 years

Our Ore Reserves as of June 30, 2005 and 2004 are set forth in the table below.

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[1] The results of the Crown Section and its subsidiary ERPM are accounted for using the equity method.
[2] The results of the Emperor Section are accounted for using the equity method with effect from July 30, 2004. The results for fiscal 2004 and 2003 have been restated for the equity method of accounting for our investment in the Emperor Section.
[3] Our 20% interest in the Porgera Joint Venture was only acquired with effect from October 14, 2003.

Ore Reserves: Imperial

	At June 30, 2005						At June 30, 2004					
	Proven Ore Reserves			**Probable Ore Reserves**			**Proven Ore Reserves**			**Probable Ore Reserves**		
	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs.)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)
South African Operations												
Blyvoor Section												
Underground	12.32	0.22	2,713	4.57	0.18	825	13.56	0.23	3,081	3.78	0.20	743
Surface	26.21	0.02	460	-	-	-	29.37	0.02	505	-	-	-
Total Blyvoor Section	**38.53**	**0.08**	**3,173**	**4.57**	**0.18**	**825**	**42.93**	**0.08**	**3,586**	**3.78**	**0.20**	**743**
Buffels Section[1]												
Underground							0.06	0.20	12	-	-	-
Total Buffels Section							**0.06**	**0.20**	**12**	**-**	**-**	**-**
Harties Section[1]												
Underground							15.35	0.22	3,346	8.58	0.20	1,689
Surface							-	-	-	-	-	-
Total Harties Section							**15.35**	**0.22**	**3,346**	**8.58**	**0.20**	**1,689**
Papua New Guinea Operations												
Porgera Section												
Underground	0.41	0.22	89	1.14	0.24	273	0.20	0.24	48	0.54	0.26	139
Open Pit	-	-	-	-	-	-	6.98	0.11	738	1.72	0.09	153
Surface	9.76	0.09	891	0.91	0.11	98	4.93	0.07	359	-	-	-
Total Porgera Section[2]	**10.17**	**0.10**	**980**	**2.05**	**0.18**	**371**	**12.11**	**0.09**	**1,145**	**2.25**	**0.13**	**292**
Tolukuma Section												
Underground	0.18	0.52	91	0.26	0.40	105	0.27	0.57	153	0.09	0.43	38
Open Pit	-	-	-	-	-	-	0.01	0.50	6	0.01	0.44	6
Surface	-	0.71	5	0.02	0.65	17	-	-	-	-	-	-
Total Tolukuma Section	**0.18**	**0.52**	**96**	**0.28**	**0.18**	**122**	**0.28**	**0.57**	**159**	**0.10**	**0.43**	**44**
Total: Group												
Underground	12.91	0.22	2,893	5.97	0.20	1,203	**29.44**	**0.23**	**6,640**	**12.99**	**0.20**	**2,609**
Open Pit	-	-	-	-	-	-	6.99	0.11	744	1.73	0.09	159
Total Surface	35.97	0.04	1,356	0.93	0.12	115	34.3	0.03	864	-	-	-
Total[3]	**48.88**	**0.09**	**4,249**	**6.90**	**0.19**	**1,318**	**70.73**	**0.12**	**8,248**	**14.72**	**0.19**	**2,768**

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[1] The North West Operations were placed into provisional liquidation on March 22, 2005.

[2] Total Proven and Probable Ore reserves for 2005 reflect our attributable interest in the Porgera Joint Venture. This is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2004, as filed with the SEC on Form 40-F on March 3, 2005.

[3] The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

Ore Reserves: Metric

| | At June 30, 2005 | | | | | | At June 30, 2004 | | | | | |
| | Proven Ore Reserves | | | Probable Ore Reserves | | | Proven Ore Reserves | | | Probable Ore Reserves | | |
	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)
South African Operations												
Blyvoor Section												
Underground............................	11.175	7.55	84.396	4.144	6.19	25.645	12.301	7.79	95.823	3.432	6.73	23.110
Surface....................................	23.777	0.60	14.304	-	-	-	26.645	0.59	15.721	-	-	-
Total Blyvoor Section	**34.952**	**2.82**	**98.700**	**4.144**	**6.19**	**25.645**	**38.946**	**2.86**	**111.544**	**3.432**	**6.73**	**23.110**
Buffels Section[1]												
Underground............................							0.057	6.82	0.389	-	-	-
Total Buffels Section..............							**0.057**	**6.82**	**0.389**	**-**	**-**	**-**
Harties Section[1]												
Underground.............................							13.922	7.47	104.059	7.784	6.75	52.548
Surface....................................							-	-	-	-	-	-
Total Harties Section							**13.922**	**7.47**	**104.059**	**7.784**	**6.75**	**52.548**
Papua New Guinea Operations												
Porgera Section												
Underground............................	**0.371**	**7.43**	**2.756**	**1.034**	**8.21**	**8.491**	0.180	8.33	1.497	0.489	8.83	4.314
Open pit	-	-	-	-	-	-	6.330	3.63	22.960	1.556	3.06	4.768
Surface	8.853	3.13	27.724	0.822	3.70	3.042	4.472	2.50	11.172	-	-	-
Total Porgera Section[2]...........	**9.224**	**3.30**	**30.480**	**1.856**	**6.21**	**11.533**	**10.982**	**3.24**	**35.629**	**2.045**	**4.44**	**9.082**
Tolukuma Section												
Underground............................	0.160	17.60	2.823	0.237	13.79	3.269	0.244	19.49	4.760	0.081	14.73	1.193
Open pit	**-**	**-**	**-**	**-**	**-**	**-**	0.012	16.98	0.196	0.012	15.20	0.189
Surface	0.006	23.58	0.157	0.024	22.36	0.540	-	-	-	-	-	-
Total Tolukuma Section	**0.166**	**17.84**	**2.980**	**0.261**	**14.58**	**3.810**	**0.256**	**19.37**	**4.956**	**0.093**	**14.79**	**1.382**
Total												
Underground............................	11.706	7.69	89.975	5.415	6.91	34.405	26.704	7.73	207	11.786	6.89	81.165
Open pit	-	-	-	-	-	-	6.342	3.65	23.156	1.568	3.16	4.957
Surface	32.636	1.29	42.185	0.846	4.23	3.582	31.117	0.86	26.893	-	-	-
Total[3]...................................	**44.342**	**2.98**	**132.160**	**6.261**	**6.55**	**40.987**	**64.163**	**4.00**	**256.577**	**13.354**	**6.45**	**86.122**

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[1] The North West Operations were placed into provisional liquidation on March 22, 2005.

[2] Total Proven and Probable Ore reserves for 2005 reflect our attributable interest in the Porgera Joint Venture. This is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2004, as filed with the SEC on Form 40-F on March 3, 2005.

[3] The Ore reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of mill delivered in tons.

The approximate mining recovery factors for the 2005 Ore Reserves shown in the above table are as follows:

| | Underground | | | Surface | |
| | Dilution (Sundries, Shortfall and Development) | Mine Call Factor | Metallurgical and recovery factor | Mine Call Factor | Metallurgical and recovery factor |
Mine	(%)	(%)	(%)	(%)	(%)
Blyvoor Section..........	30.0	85.2	95.8	100.0	45.0
Tolukuma Section	29.5	79.7	91.0	95.0	91.0
Porgera Section[1]........	Not available	100.0	86.7	100.0	84.0

The approximate mining recovery factors for the 2004 Ore Reserves shown in the above table are as follows:

| | Underground | | | Surface | |
| | Dilution (Sundries, Shortfall and Development) | Mine Call Factor | Metallurgical and recovery factor | Mine Call Factor | Metallurgical and recovery factor |
Mine	(%)	(%)	(%)	(%)	(%)
Blyvoor Section..........	29.8	83.5	94.5	100.0	55.0
Tolukuma Section	19.3	87.0	91.0	95.0	91.0
Porgera Section[1]........	Not available	100.0	86.7	100.0	84.0

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2005, for each category of Ore Reserves at our mines:

Mine	Proven Reserves	Probable Reserves
South Africa		
Blyvoor Section	16 ft. by 24 ft.	Nil
Australasia		
Tolukuma Section..	3 ft. by 33 ft.	33 ft. by 66 ft.
Porgera Section[1]..	49 ft. by 49 ft.	98 ft. by 98 ft.

We apply the pay-limit approach to the mineralized material database of our various shafts or business units in order to determine the tonnage and grade available for mining.

The underground reserves quoted as of June 30, 2005, are sensitive to operating costs and gold price assumptions as shown in the table below. These sensitivities are presented to give an indication of changes in reserves relative to the gold price assumptions used. All sensitivities have been calculated at an exchange rate of R7.32 = $1.00 for the South African Operations and K3.36 = $1.00 for Papua New Guinea Operations. No sensitivities are presented for Porgera as our disclosures are based on the publicly available information as at December 31, 2004, which did not include these sensitivities. At different gold prices, alternative mining strategies may be pursued to optimally exploit the ore body. Due to the re-processing nature of our surface operations, those reserves are not sensitive to the price of gold and are included in our reserve statement provided that the gold price per ounce exceeds the per ounce cost of processing the materials.

Sensitivities, conducted using the $381 per ounce average gold price in local currencies, where applicable, indicate that there is material difference to the Ore Reserves as stated below. These sensitivities are presented to give an indication of changes relative to gold price. These are not supported by life of mine plans and should therefore only be considered as indicative and comparable on a relative basis. At different gold prices, alternative mining strategies may be pursued to exploit the ore body optimally. The mining process is dynamic and will thus have a "knock-on-effect" on the operating costs and pay limit grade associated with the change in scale of operations. The inclusion of large tonnages of surface material will also influence the Ore Reserve sensitivity.

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[1] This is based on information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its annual report for the fiscal year ended December 31, 2004, as filed with the SEC on Form 40-F on March 3, 2005.

Operation	$300/oz				$340/oz				$381/oz				$420/oz				$440/oz			
	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes
Blyvoor Section																				
Proven	28.290	2.12	1.970	61.268	31.955	2.59	2.657	82.629	34.952	2.82	3.173	98.700	38.321	3.00	3.695	114.921	39.877	3.06	3.919	121.886
Probable	1.206	7.63	0.296	9.199	2.285	6.84	0.503	15.633	4.144	6.19	0.824	25.645	6.403	5.65	1.163	36.159	7.168	5.49	1.265	39.349
Total	**30.095**	**2.34**	**2.266**	**70.467**	**34.241**	**2.87**	**3.159**	**98.262**	**39.096**	**3.18**	**3.998**	**124.344**	**44.724**	**3.38**	**4.857**	**151.080**	**47.045**	**3.43**	**5.184**	**161.235**

Operation	$320/oz				$360/oz				$400/oz				$440/oz				$480/oz			
	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes	Tonnes Mt	Grade g/t	Gold '000 ozs	Gold Tonnes
Tolukuma Section																				
Proven	0.148	19.2	91.342	2.841	0.152	19.0	92.829	2.887	0.154	18.9	93.924	2.921	0.167	17.8	95.821	2.980	0.190	16.2	98.814	3.073
Probable	0.232	15.7	116.765	3.632	0.237	15.6	118.666	3.691	0.241	15.5	120.067	3.735	0.261	14.6	122.491	3.810	0.297	13.2	126.317	3.929
Total	**0.380**	**17.0**	**208.107**	**6.473**	**0.389**	**16.3**	**211.495**	**6.578**	**0.396**	**16.8**	**213.991**	**6.656**	**0.428**	**15.9**	**218.312**	**6.790**	**0.487**	**14.4**	**225.131**	**7.002**

Governmental regulations and its effect on our business

South Africa

Common Law Mineral Rights and Statutory Mining Rights

Prior to the introduction of the MPRD Act in 2002, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Under the old regime, the term freehold title refers to a right of ownership of land and the surface thereof and the term "mining title" refers to a right of ownership of the minerals below the surface or the right to mine such minerals. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods, as dealt with more fully below.

Old Order Rights - Mining Authorizations

Because mining authorizations issued under the previous regime remain valid until May 1, 2009, they are dealt with briefly. No person or mining entity may prospect or mine for minerals without being granted a prospecting or mining authorization. Prior to granting a prospecting or mining authorization, two requirements had to be fulfilled. First, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned for its own account. Second, the Department of Minerals and Energy, or the DME, must be satisfied with the scale, manner and duration of the intended prospecting or mining operations and must approve an Environmental Management Program, or EMP. A prospecting permit was issued for a limited period but could be renewed on application. A mining license was generally issued until such time that the minerals could no longer be mined in an economically viable manner. The rights enjoyed under these authorities will endure until they are converted within the period of time prescribed in the MPRD Act. Thereafter, such rights will lapse.

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

Existing common law prospecting, mining and mineral rights, or old order rights, need to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act.

In respect of used mineral rights, the DME is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining plan, demonstrable technical and financial capability to give effect to the plan, provision for environmental management and rehabilitation, and compliance with certain black empowerment and social-economic guidelines. These applications need to be submitted within five years after the enactment of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Where we hold unused rights however, the application for conversion to mining or prospecting rights had to be submitted within one year. The requirements for unused rights are more stringent than for used rights, particularly insofar as participation in benefits from historically disadvantaged groups are concerned. The DME has, in these instances also a wider discretion to refuse an application for conversion. Under the new MRPD Act, mining rights are not perpetual, but endure for a maximum of thirty years, after which they may be renewed for a further thirty years. Prospecting rights are limited to five years, with one renewal of up to three years. All relevant applications have been submitted.

If any of our applications for conversion are refused, rights for damages, based on expropriation will vest with us. The DME may attach specific conditions and limitations to the exercise of new order rights. It may, for example, reduce the area over which the new order right applies, if it is of the view that the prospecting or mining work programs submitted by an applicant do not justify the extent of the area covered by the old order right. They may also be suspended or cancelled by the Minister of Minerals and Energy in the event of a breach or, in the case of mining rights, of non-optimal mining in accordance with the mining works program.

The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold tax formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of mine. This results in an additional tax benefit, not afforded to other commercial companies. In addition, the South African Government has indicated that it is looking at a revenue based royalty for mining companies, as outlined in the draft Mineral and Petroleum Royalty Bill, 2003, or Royalty Bill, which was released in March 2003 for comment. The Royalty Bill proposed a three percent royalty on gross revenue for gold mining companies. In conjunction with the South African Mining Development Association we have made submissions to the government outlining our concerns about a revenue based royalty and recommended a profit based royalty be introduced instead. In his budget speech in February 2004, the South African Finance Minister acknowledged that the draft Royalty Bill may need some refinement, but also stated that government's preference is for a revenue based royalty, with introduction of the revenue based royalty as of 2009. As at October 31, 2005, these issues were still under review. The introduction of the proposed revenue based royalty would have an adverse effect on the profitability of our South African Operations. We are currently evaluating the impact of the proposed revenue based royalty.

In order to promote broader based participation in mining revenue, the MPRD Act provides for a Broad Based Socio-Economic Empowerment Charter, or Mining Charter, to be developed by the Minister within five years of commencement of the Act, beginning May 1, 2004. The mining industry has submitted its proposals on the content of the Mining Charter. In its current format its objectives include:

- increased direct and indirect ownership of mining entities;
- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation.

The Mining Charter sets certain numerical and timeframe goals on equity participation by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, the sale of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership within ten years from May 1, 2004. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years. Compliance with these objectives is measured on the weighted average "scorecard" approach in accordance with a draft scorecard which was published by the government in February 2003.

We are supportive of addressing the legacies of the past through developing opportunities in accordance with the objects and parameters of the MPRD Act. We have demonstrated our commitment through our 40% owned associate company, CGR, through which we facilitated the acquisition of 60% of our interest in CGR by KBH in fiscal 2004. We also plan to enter into a new transaction in fiscal 2006 to provide sustainability to our black empowerment partnership with KBH (See Item 4A: "History and Development of the Company"). However, it is still too soon for us to be able to set out a definitive timeline of when we will comply with our objectives before the expiration of the 10 year time limit, as the legislation was only passed in 2004. The provisions of the Mining Charter apply to each mining company individually. It is not possible for us to meet our obligations under the Mining Charter solely by disposing of our less profitable operations which would undermine the objectives of the Mining Charter. In order to comply with the Mining Charter, empowerment transactions must be at fair market value, we do not anticipate incurring any loss in fulfilling our obligations provided that we are able to identify suitable partners that are able to obtain adequate funding.

Mine and Safety Regulation

The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs or reduce our production capacity.

Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependants for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers from the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. We have contributed approximately $5.6 million over the past three fiscal years under the COID Act, to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-employer fund pays compensation to employees of mines performing "risk work," as defined by the Minister for Health, usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, if the employee contracts a "compensatable disease," which includes pneumoconiosis, tuberculosis, or a permanent obstruction of the airways. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act. We are currently in compliance with these payment requirements, which are based on a combination of the employee costs and claims made during the year.

Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for radiation exposure of workers at those operations and the public in the nearby vicinity. We monitor our uranium and radon emissions and believe that we are currently in compliance with all local laws and regulations pertaining to uranium and radon management and that we are within the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

Environmental Regulation in South Africa

Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Recent statutory enactments set compliance standards both generally, in the case of the National Environmental Management Act, and in respect of specific areas of environment impact, as in the case of the Atmospheric Pollution Act (dust pollution), the National Water Act (managing effluent), the Environmental Conservation Act (waste disposal) and the Nuclear Energy Act (latent radon contamination). Liability for environmental damage is also extended beyond the corporate veil to impose personal liability on managers and directors of mining corporations that are found to have violated applicable laws.

Managing the impact on the environment by mining operations is extensively provided for in the MRPD Act. The MRPD Act has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.

Under the MPRD Act, new order mining licenses are not issued unless a complete environmental impact assessment is conducted and all potentially affected parties have been given an opportunity to comment on the proposed mining. Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an environmental management program, or EMP. This program is required to be submitted and approved by the DME as a prerequisite for the issue of a new order mining license. Financial provision is made by depositing funds into a rehabilitation trust fund. We have a registered fund for each of the Blyvoor, Durban Deep and West Wits Sections and our associate, CGR, has registered funds for the Crown and ERPM Sections. These funds are discussed below.

The MPRD Act imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining licenses.

Because of the diverse nature of our operations, ranging from underground mining to surface reclamation activities, environmental risks vary from site to site. These risks have been addressed in EMPs which have been submitted to the DWAF and are reviewed and updated on an annual basis. As of June 30, 2005, EMPs have been submitted for all operations in South Africa and all have been approved by the DWAF. Additionally, the key environmental issues have been prioritized and are being addressed through active management input and support and progress measured in terms of activity schedules and timescales determined for each activity. Two environmental compliance assessments have been conducted at the Blyvoor Section and the Crown Section, which both show that these mines are in substantial compliance with the conditions of their EMPs.

Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the MPRD Act.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring, once the mining operations cease. In South Africa we have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities and equity-limited unit trusts. As of June 30, 2005, we held a total of $6.4 million in trust, the balance held in each fund being $1.8 million (2004: $1.8 million) for West Wits Section, $2.5 million (2004: $2.5 million) for Blyvoor Section and $2.1 million (2004: $2.1 million) for the Durban Deep Section. Trustee meetings are held as required, and quarterly reports on the financial status of the funds, are submitted to our board of directors.

The financial provisions for the West Wits Section and Durban Deep Section have been consolidated into a single fund. We address shortfalls in the funds by accruing trust investment income for the benefit of the funds and by replenishing it with the proceeds from the sale of redundant mining equipment at the end of the life of the mine. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the life of mine, the MPRD Act assumes a fully compliant fund at any given time in the production life of a mine. The DME has indicated that the traditional ring fencing of funds may, for investment purposes, be relaxed and that insurance instruments may also be received subject to the DME's consent, to make up the shortfall in available cash funds.

The aggregate group rehabilitation, reclamation and closure cost provision was calculated at June 30, 2005 at $22.6 million, down from $39.1 million on June 30, 2004. The decrease is attributable to the exclusion of Buffelsfontein Gold Mine Limited (which owns the North West Operations that was placed under provisional liquidation on March 22, 2005).

Papua New Guinea

Mineral exploration and mining operations in Papua New Guinea are principally regulated by the following legislation:

- Papua New Guinea Mining Act 1992 and Mining Regulations 1992, or the Mining Act and Regulations;
- Mining Safety Act and Regulations; and
- Papua New Guinea Environmental Act 2000 and Regulations 2000, or the Environmental Act and Regulations.

Current mining activities at the Tolukuma Section are covered by a mining lease (ML104), granted under the Mining Act. The initial term of this lease was for a period of 8 years, which was renewed for a further 10 years, expiring 2012. The mining lease may be renewed for further periods not exceeding 10 years in accordance with applicable laws. Current exploration activities are covered by a number of exploration licenses. These licenses have been granted for a term not to exceed two years but can be renewed for further two year periods. In total, there are 11 exploration licenses or applications covering the Tolukuma Section.

The Porgera Joint Venture has approval to mine the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract, or the Porgera Contract, between the Government of Papua New Guinea and the members of the Porgera Joint Venture. The Porgera Contract specifies, among other matters, the annual rents that must be paid for the Special Mining Lease and the various classes of compensation that are payable to the landowners for the various land uses. The Special Mining Lease, which expires in 2019, encompasses approximately 5,530 acres (2,240 hectares) including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the Porgera Contract, but it is tied to the continuation of the Special Mining Lease. Leases for mining purposes have also been awarded by the Government of Papua New Guinea for land use associated with the mining operation such as waste dumps, campsite, and an airstrip. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These permits are renewable on a regular basis and are subject to public hearing before approval.

The Tolukuma and Porgera Sections are operated subject to the requirements of the Mining Act and Regulations and the Mining Safety Act and Regulations as applied by the Papua New Guinea Government. We believe all requisite licenses and permits are in good standing.

The Mining Safety Act and Regulations

The Mining Safety Act and Regulations sets out in detail the standards pertaining to safe and responsible mining. It lays down the conditions a mining operation has to comply with to ensure that the health and safety of all workers is protected. It includes requirements pertaining to worker training, risk assessment and safe working procedures with regard to all activities associated with mining.

Environmental Regulations in Papua New Guinea

The Tolukuma and Porgera Sections are subject to the Environmental Act and Regulations which came into effect on January 1, 2004. The Environmental Act and Regulations provide for objective criteria for regulating the impact of activities on the environment, as well as the regulation of air and water pollution. Both the Tolukuma and Porgera Sections have a number of licenses and permits with which those respective operations are required to comply.

The activities at the Tolukuma and Porgera Sections are categorized under the Environmental Act and Regulations as Level 3 activities because of the size and complexity of their processes. Level 3 activities are subject to more rigorous regulation as they are regarded as being more likely to create an adverse impact on the environment. Pursuant to the grandfathering provisions of the Environmental Act and Regulations, both the Tolukuma and Porgera Sections are able to continue to operate under their existing environmental plans and permits.

An environmental plan for the mining related activity at the Tolukuma Section was submitted to the Directorate Environment and Conservation, or DEC, in Papua New Guinea, in November 1993 and was approved, subject to certain conditions, on May 24, 1994. The three principal conditions are:

- submission of an environmental management and monitoring program;
- rehabilitation on a progressive basis throughout the life;
- progress reports every six months; and
- development of a final site rehabilitation plan and submission of the plan four years from the date of final plant commissioning.

Tolukuma submitted their environmental management and monitoring program in July 1994 and have adhered to its requirements.

Similarly an environmental plan for mining related activity at Porgera was submitted in 1989 and was approved by the DEC.

A detailed review of the environmental issues and concerns for the Tolukuma and Porgera Sections are provided under Item 4D.: "Property, Plant and Equipment – Description of Significant Subsidiaries, Properties and Mining Operations" under "Environmental and Closure Aspects."

Fiji

Environmental Regulation in Fiji

Managing the impact of mining on the environment is regulated by various statutes in Fiji, dealing with various mining and mining-related activities and the effect that they may have upon the environment.

The Fijian Mining Act of 1978 regulates mining activities generally within Fiji. In particular:

- the Director of Mines grants mining permits and leases under the Fijian Mining Act and has the power to attach conditions to those permits or leases. Under certain provisions of the Fijian Mining Act, the Director of Mines has power to cancel a lease or permit where the holder of that lease or permit has failed to comply with certain requirements of the Fijian Mining Act;
- the Fijian Mining Act places an obligation on the owners of mining leases in Fiji to take all necessary actions to restore land once mining operations cease. There is also a requirement under the Fijian Mining Act to pay compensation to land owners for any damage to the surface of land caused by the mining operations; and
- pollution of a watercourse is an offense under the Fijian Mining Act, although permits can be obtained to authorize the deposit of sludge and tailings. The Fijian Mining Act requires all areas of subsidence to be clearly marked and fenced off with warning signs posted. Failure to comply with these provisions is again an offense. The Fijian Mining Act also contains provisions regulating the storage and protection of chemicals and poisons and accompanying washes and antidotes, dust abatement requirements and the construction of dams.

The general penalty under the Fijian Mining Act, where the section does not impose a specific penalty, is a fine of 200 Fijian Dollars or six months imprisonment or both.

In addition to the Fijian Mining Act, the Rivers and Streams Act creates temporary and special water rights. The Water Supply Act imposes a penalty for polluting a water supply of F$100.

Health and safety legislation also imposes upon employers a duty to take all practicable measures to minimize the risk of explosions and to render safe hazardous conditions and materials.

As mining and environmental protection legislation in Fiji is still in the early stages of development, penalties for breaching the existing mining and environmental protection legislation are relatively small compared to international standards. However, the Fijian Parliament is currently considering an Environment Management Bill introduced on July 28, 2004 which was ready for enactment on March 17, 2005. When passed, this bill will introduce a number of environment protection measures, many of which will impact the mining industry. The Bill contains provisions imposing liability upon directors for offenses committed by a company.

4C. ORGANIZATIONAL STRUCTURE

The following chart shows our percentage of ownership and voting rights in our principal subsidiaries, associate, joint venture and investments as of June 30, 2005. All of our subsidiaries are incorporated in South Africa unless otherwise indicated. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our directly held subsidiaries.



[1] Buffelsfontein Gold Mines Limited was placed into provisional liquidation on March 22, 2005.

[2] All shafts at the Durban Deep Section have been closed.

[3] The West Wits Section will be used going forward to extract and dispose of underground water.

[4] The Company's investment in Emperor Mines Limited increased to 45.33% at July 30, 2004.

4D. PROPERTY, PLANT AND EQUIPMENT

The following maps set out the location of our mines and projects in South Africa, Papua New Guinea and Fiji.



DRDGOLD's Global Operations



South African Operations



Tolukuma and Porgera



Vatukoula Gold Mine

Description of Significant Subsidiaries, Properties and Mining Operations

South Africa

West Witwatersrand Basin Geology

The Blyvoor Operation is predominantly an underground operating mine located within a geographical region known as the Witwatersrand Basin, exploiting gold bearing reefs in addition to certain surface sources. The Crown Section and the ERPM Section are also located within the Witwatersrand Basin. The Crown Section exploits various surface sources, including sand and slime tailings deposited as part of historical mining operations. The ERPM Section is predominantly an underground mining operation with a surface operation for the processing of sand from the Cason Dump. Our underground operations are typical of the many gold mining operations in the area which together have produced approximately 1.5 billion ounces of gold over a period of more than 100 years.

The Witwatersrand Basin comprises a 4 mile (6 kilometers) vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for approximately 186 miles (299 kilometers) east-northeast and 62 miles (100 kilometers) south-southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin though locally this may vary. The Witwatersrand Basin is Achaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.

Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet (2 meters) thick but in certain instances, these deposits form stacked elastic wedges which are hundreds of feet thick.

The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon.

Blyvooruitzicht Mine

Overview

We own 100% of the Blyvooruitzicht Gold Mining Company Limited, which in turn owns 100% of the Doornfontein Gold Mining Company Limited. The consolidated mining operation, referred to as the Blyvoor Section, consists of the adjacent mines of Blyvooruitzicht and Doornfontein which are located within the Far West Rand Goldfields on the northwestern edge of the Witwatersrand Basin. Blyvoor was the first mine in the "West Wits" line. Together, these two operations have produced over 35 million ounces of gold since inception. The net book value of the mining assets at the Blyvoor Section is $46.1 million at June 30, 2005, with 4.0 million ounces of Ore Reserves.

On June 28, 2004, we entered into a 60-day review period on the Blyvoor Section designed to restore the operations to profitability. The 60-day review was extended to September 13, 2004. By October 5, 2004, 1,619 employees had been retrenched at a cost of $3.1 million, with possible future restructuring initiatives depending on the economic circumstances. In terms of the agreement, organized labor recorded its commitment to certain production targets, and undertook not to disrupt production for at least six months for reasons related to restructuring of the operations.

As of June 30, 2005, the mine has 3,445 employees, including contractors.

In August 2005, our Board approved a project to re-establish mining operations from the No. 2 Sub-Shaft in three phases at a total capital cost of $12.0 million (R80.5 million). In total, the No. 2 Sub-Shaft Project, is expected to yield some 770,491 0z of gold from 2.4 million tons of ore with an average delivered grade of 8.18 g/t, restoring Blyvoor's life to 17 years. This project has been designed in three phases. Phase 1 will include the opening up of and the gaining of access to the No. 2 Sub-shaft to a certain level. Stoping operations will also commence then. The estimated completion deadline for Phase 1 is April 2006. Phase 2 includes the commissioning of the winders and the re-equipping of the No. 2 Sub-shaft where we will also attempt to gain access to stoping areas below the level established during Phase 1. The estimated completion date for Phase 2 is December 2006. Phase 3 will commence in September 2006 and will be completed by September 2009. This phase will involve the opening up of all other levels for the shaft and mining will begin by level as each level is opened up.

In August 2005, our Board also approved a $0.3 million (R2.3 million) expansion of the Slimes Dam Project which is scheduled for completion by the end of December 2005. This expansion involves the installation of an additional pump and wider gauge pipes in order to ease congestion and further improve plant efficiency, together with the implementation of a number of in-plant process upgrades to ease maintenance demands. We estimate that this expansion will result in a 24% increase in volume, a 12% increase in gold production, and a slight reduction in operating costs. The capital cost of the expansion was minimized by acquiring pipes, pumps and valves second-hand from AngloGold Ashanti's Ergo surface reclamation operation which closed earlier in the year.

Property

The Blyvoor Section is located on the West Wits line within the Far West Rand Goldfields on the northwestern rim of the Witwatersrand Basin, near the town of Carletonville, Gauteng Province, about 50.0 miles (80.5 kilometers) south-west of Johannesburg and is reached via the R528 road to Carletonville on the N12 Johannesburg-Potchefstroom-Kimberly highway.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

The operating facilities are all situated on property belonging to the Blyvoor Section, and include the shaft complexes, administrative offices for the managerial, administrative, financial and technical disciplines, workshops and consumable stores, the metallurgical plants, tailings dams and waste rock dumps. Blyvoor also houses the majority of its employees in Blyvoor-owned houses on the property and in the town of Carletonville. The normal support structures, including training, security, sport and recreational facilities, schools and churches are situated on the property. Blyvoor has mining title to 16,242 acres (6,573 hectares) and owns 5,138 acres (2,079 hectares) of freehold property.

The Blyvoor Section consists of one mining license, ML46/99, in respect of statutory mining rights and mineral rights held by Blyvoor. We are in the process of converting these old order property rights to new order rights under the MPRD Act.

History

1937	Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, was incorporated and registered as a public company in South Africa on June 10, 1937.
1942	Gold production commenced.
1995	Blyvoor acquired the Doornfontein Gold Mining Company Limited in November 1995.
1996	Blyvoor acquired the mineral rights representing the Western Deep Levels tribute area.
1997	We acquired the entire share capital of Blyvoor on September 15, 1997.
2001	Implementation of the Blyvoor expansion project.
2003	Commissioning of 4 and 5 Slimes Dam retreatment facility at a cost of $6.5 million.
2004	On June 28, 2004, we entered into a 60-day review period on the Blyvoor Section. The 60-day review was extended to September 13, 2004. By October 5, 2004 1,619 employees had been retrenched at a cost of approximately $3.1 million, with possible future restructuring initiatives depending on the economic circumstances.
2005	In August 2005, our Board of Directors approved No. 2 Sub-Shaft Project and the Slimes Dam Project to establish mining operations from the No. 2 Shaft and expansion to further improve plant efficiency respectively.
	On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by KBH of a 15% stake in our South African Operations.
	On October 27, 2005, our board of directors approved the transaction with KBH. The new structure results in KBH acquiring a 15% interest in a newly created vehicle, DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA, which includes ERPM, CGR and Blyvoor. We will retain an 85% interest.

Geology and Mineralization

The Blyvoor Section exploits the two gold-bearing pebble horizons in the Central Rand Goldfields, the Carbon Leader, which is one of the principal ore bodies in the goldfield, and the Middelvlei Reef horizons which occur in discrete channels over parts of the lease area approximately 246 feet (75.0 meters) vertically above the Carbon Leader Reef horizon. The Carbon Leader Reef is the principal economic horizon across the lease area and is a planar single sheet conglomerate. The Carbon Leader Reef typically comprises basal carbon seam, overlain by a thin, small pebble conglomerate, enriched in carbon in the lower portion. The grade of the Carbon Leader Reef is more variable than the Middelvlei Reef. The Middelvlei Reef consists of a variable number of polymictic quartz conglomerate bands, interbedded with coarse grain quartzite. The grade of the Middelvlei Reef is more erratic than the Carbon Leader Reef, with distinctive payshoots forming as southward-orientated linear zones.

The Blyvoor Section was established in 1937 to exploit the rich Carbon Leader Reef but by the late 1980s had reached a position where continued existence of mining operations was dependent upon the mining of scattered Carbon Leader Reef remnants and limited sections of the lower grade Middelvlei Reef.

Mining and processing

Access from the surface to the current underground workings of the mines is through a system of vertical and incline shafts situated at the Blyvoor and Doornfontein mines. Doornfontein was previously a separate mine adjacent to the Blyvoor mine but has since been merged to form the Blyvoor Section. The shaft system consists of four vertical shafts from the surface, thirteen sub-incline shafts and two sub-vertical shafts underground. Of these thirteen incline shafts, only nine are in operation and are used for the conveyance of personnel, pumping and hoisting of mined ore and waste.

Two levels have been holed between the previous Doornfontein mine and workings within the Blyvoor lease extension (purchased in 1996 from Western Deep Levels Limited) to allow ore from the bottom of the Blyvoor workings to be trammed across and hoisted up via the Blyvoor No. 5 Shaft, from where, it is trucked to the gold plant. The average mining depth at the Blyvoor Section is 10,541 feet (3,213 meters), 5,292 feet (1,613 meters) below mean sea level.

Mining of the reef takes place in stope panels. Holes are drilled into the solid rock and are charged with explosives and blasted. The loosened rock is removed from the stope panels and is conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and transported to the metallurgical plant for gold extraction.

Metallurgical processing facilities at the Blyvoor Section are comprised of a single metallurgical plant. The process route is based on a conventional flowsheet comprising multi-stage crushing, open circuit primary and closed circuit secondary milling with hydrocyclones, thickening and cyanide leaching in a Carbon-in-Pulp, or CIP, carousel arrangement. The gold is recovered through electrowinning followed by smelting to doré. The circuit was recently modified by the closure of the filtration system and the commissioning of a modern carbon Kemix pumpcell plant.

In April 2001, we launched the Blyvoor expansion project. The project, valued at R65.0 million ($10.4 million), was funded from the Industrial Development Corporation, or IDC, loan granted to Blyvoor, for this purpose. This project was to facilitate the commissioning of additional infrastructure and the opening up of additional mining areas to further enable the effective mining of reserves at the Blyvoor Section.

In fiscal 2003, the Blyvoor Section processed an average of approximately 70,000 tpm of ore from the underground section and 135,000 tpm from surface rock dumps. With the depletion of the surface rock dumps, only remnant amounts are available for processing. Processing of material from the No. 4 and 5 slimes dam project, which was commissioned in December 2003, is building up to the planned processing capacity of 240,000 tpm and will replace the processing of the surface rock dump material which has been depleted. Initial processing of material took place from the 4 Slimes Dam and the recovery grades were below expectation. From August 2004, the processing of material from the 5 Slimes Dam commenced and the recovery grade improved. With the conclusion of the 60-day review entered into on June 28, 2004, certain shafts were placed on a "care and maintenance" program, resulting in a decrease to a total of seven vertical and decline shafts.

In fiscal 2005, mining of the lower grade Middelvlei Reef at No. 6 Shaft was cut by 50% in favor of increased mining of the higher grade Carbon Leader Reef at No. 5 Shaft. Accelerated development, however, has ensured that the mine is well positioned to restore Main Reef mining to appropriate levels at No. 5 and No. 6 Shafts in response to gold price fluctuations.

Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to the Blyvoor Section is provided from the Wes Wits substation outside Carletonville at 44,000 volts. Further substations, located on mine site, transform the power to 6,600 volts or 22,000 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 432 GWHr and the maximum demand is about 66 MW.

Several major capital expansion projects were conducted over the period fiscal 2003 to fiscal 2005, including processing and extension of Slimes Dams 4, 5 and 6 ($7.6 million), underground expansion projects ($2.5 million) and a water project ($0.4 million). In addition, approximately $0.4 million was spent on the installation of a Knelsen concentrator and Acacia reactor and $0.3 million on an Overland conveyor.

Exploration and Development

At the beginning of fiscal 2003, the Blyvoor Section began a feasibility study looking at the opportunity to re-mine and treat the slimes dam material from the 4 and 5 Slimes Dam Project. The project was commissioned during November 2003 and completed at a cost of $6.9 million including the conversion of leaching tanks, linear screens, pipes and site construction. The No. 6 Slimes Dam has been extended to provide additional capacity for the tailings from this project at a cost of $0.7 million. The project involves the reclamation of approximately 24 million tonnes of slime material at a rate of 240,000 tpm by high water monitoring and processed through a CIP circuit. The project has an estimated life of 8 years and an average recovery grade of 0.02 ounces per ton at a cash cost of $200 per ounce of gold produced. The project costs were funded from the R65.0 million ($10.4 million) loan facility from the IDC.

Environmental and closure aspects

The predominantly dolomitic geology of the area in and around the Blyvoor Section, and the resultant occasional occurrence of sinkholes and subsidences, exposes the Blyvoor Section to relatively unique environmental risks and costs associated with the remediation and filling of these sinkholes.

Blyvoor has to maintain a rate of pumping of fissure water sufficient to keep the rate of rise of underground water below the level of underground workings. The required rate is in the order of 4 million gallons (14 million liters) per day. Water not used in the operations is discharged into the Wonderfonteinspruit and the Doorndraai Dam. In order to address the risk of contamination of ground water, streams and wetlands, water is sampled and the level of contaminants monitored in accordance with Blyvoor's water management plan. Fissure water at Blyvoor is generally of a good quality, therefore we believe that the contribution of this water to pollution of water in the area is minimal.

We have not conducted an assessment of the full scope of pollution to surface water as a result of the discharge from the Blyvoor Section. This is because the impact of our discharge cannot be addressed without addressing the impact from the discharge of other neighboring mining operations. The Far West Rand Dolomitic Water Association, of which all mining operations in the area are members, has undertaken two studies. Apportioned responsibility has been recognized by the DWAF and they have initiated an impact assessment on the Wonderfonteinspruit in order to assess the cumulative impact from the different mining operations. The first study, commissioned and completed in January 2003, addressed the methodologies proposed for filling in sinkholes and subsidences. The second study will address the impact of the flooding on the dolomitic aquifers when mining in the area ceases. This study has been commissioned and is scheduled to be completed by the end of calendar 2005.

Sinkholes are caused by ground water seeping into the underground dolomitic structures, which dissolve and weaken causing a collapse in the rock structure. Dolomitic rock could be dissolved, resulting in an increased risk of sinkholes and possible pollution of fresh water resources stored in the dolomitic formations. The seepage may also cause pollution of fresh water resources stored in dolomitic formations, which if pumped to surface will result in pollution on the surface. The occurrence of sinkholes is limited to a particular area of the Blyvoor Section, which requires an active program in the water management plan to continuously divert ground water away from the affected area and reduce the risk of seepage into the dolomitic structure. Should the pumping apparatus fail and there is an excessive build up of surface water, this could over a period of time result in a weakening of the underlying dolomitic structure and the occurrence of a sinkhole in that area. In addition to purifying the water for our own use, we repair all sinkholes that form on our property, in accordance with industry and government standards. Sinkholes which form outside of our property are repaired by the Far West Rand Dolomitic Water Association.

Pollution from slime dams is controlled by dust suppression and water management programs. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Environmentally friendly dust suppressants, such as molasses, are also applied when deemed necessary. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings complexes followed by the application of lime, to neutralize the natural acidic conditions, and fertilizer as the organic growth medium.

During 2004, Blyvoor implemented a new tailings reclamation project, as a result of which amendments to Blyvoor's EMP were made by the relevant regulator. The environmental management program identified the impacts associated with the reclamation of the dams and the extension of the No. 6 return water dam and identified remedial measures to minimize the risk. The DWAF visited the site in August 2004 and was satisfied with our environmental performance.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for the Blyvoor Section, in current monetary terms as at June 30, 2005, is $8.2 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on our balance sheet. A total of $2.5 million has been contributed to a Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

Based upon a gold price of approximately R88,960 per kilogram ($381 per ounce), at June 30, 2005, the Proven and Probable Ore Reserves of the Blyvoor Section were 4.0 million ounces. In fiscal 2004, based upon a gold price of approximately R90,023 per kilogram at June 30, 2004, the Proven and Probable Ore Reserves of the Blyvoor Section were 4.3 million ounces. The decrease of 0.3 million ounces is due to mining depletion and an increase in working costs. The increase in the working costs resulted in a larger percentage of marginal ore being included in the Life of Mine Plan and hence Ore Reserve Statement. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Blyvoor, David Edwin James Whittaker (SACNASP) is the appointed Mineral Resource competent person.

In light of the No. 2 Shaft project which is expected to yield 770,491 ounces of gold from 2.4 million tons of ore, we are reassessing the life-of-mine to 17 years, as at June 30, 2005.

Current year production

The Blyvoor Section produced a total of 161,878 ounces of gold in fiscal 2005, with 137,958 ounces from underground areas and 23,920 ounces from surface areas. This represents 37% of our production from continuing operations of 433,586 ounces based on our subsidiaries and our attributable 20% interest in Porgera. In fiscal 2004, a total of 233,094 ounces of gold were produced compared to 247,626 ounces in fiscal 2003.

Underground gold production has decreased from 198,211 ounces in fiscal 2004 to 137,958 ounces in fiscal 2005. No shafts were closed but non-contributing business units such as No. 4 Shaft were placed on care and maintenance. Additionally, mining of the lower grade Main Reef at No. 6 shaft was cut by 50% in favor of increased mining of the higher grade Carbon Leader Reef at No. 5 Shaft. Surface gold production decreased from 34,883 ounces in fiscal 2004 to 23,920 ounces in fiscal 2005 due to the depletion of the surface rock dump material.

Blyvoor ended fiscal 2004 facing considerable restructuring necessitated by the combined effect of a range of issues – the low Rand gold price, price increases in key consumables, operational difficulties, increased lock-up in the plant due to the ending of surface rock dump feed to the mill and poor initial recoveries from the Slimes Dam Project. As a result of operational difficulties, we also announced a 60-day review of the operations on July 28, 2004 in order to restore profitability.

By the end of fiscal 2005, a significant turnaround had been achieved. While gold production from underground continuing operations declined by approximately 30% to 137,958 ounces year on year, productivity improved by 32% to 125 grams per total employee costed. Cash costs of $456 per ounce in fiscal 2005 increased from $388 per ounce in fiscal 2004. Total costs for fiscal 2005 of $498 per ounce in the current year also shows an increase compared to $427 per ounce in fiscal 2004. While the cash operating target of $400 per ounce remained elusive, it moved within striking distance during the second half of fiscal 2005 at $407 per ounce. This compares with $498 per ounce in the first half. A Knelsen concentrator and Acacia reactor were installed at a cost of $0.4 million (R2.5 million) in order to prevent lock-ups, improve recoveries by lowering residue grades and reducing costs. While the full benefits have yet to be realized, performance during commissioning has been very promising.

Cash costs from production were $388 per ounce for fiscal 2004 as a result of the strengthening of the Rand from R7.47 = $1.00 at June 30, 2003 to R6.28 = $1.00 at June 30, 2004. Total costs per ounce of gold produced increased to $427 per ounce in fiscal 2004 from $110 per ounce in fiscal 2003 primarily attributable to operational difficulties and a decrease in the recovered grade.

The following table details the operating and production results from the Blyvoor Section for the past three fiscal years.

	Year ended June 30,		
	2005	**2004**	**2003**
Production			
- Surface Operations			
Ore mined ('000 tons)	3,233	2,522	1,838
Recovered grade (oz/ton)	0.007	0.014	0.024
Gold produced (ounces)	23,920	34,883	44,626
- Underground Operations			
Ore mined ('000 tons)	649	916	970
Recovered grade (oz/ton)	0.213	0.216	0.210
Gold produced (ounces)	137,958	198,211	203,000
Total ounces produced	161,878	233,094	247,626
Results of Operations ($)			
Revenues ('000)	68,370	90,066	81,753
Production cost ('000)	73,814	90,366	65,240
Non-US GAAP Financial Data			
Cash cost per ounce of gold ($)[1]	456	388	263
Total cost per ounce of gold ($)[1]	498	427	110

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[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

Crown Gold Recoveries (Pty) Limited (CGR)

Overview

We own 100% of Crown Consolidated Gold Recoveries Ltd, or CCGR, which in turn owns 40% of Crown Gold Recoveries (Pty) Limited, or CGR. CCGR was incorporated in South Africa on May 23, 1997. Pursuant to a scheme of arrangement, we acquired 100% of CCGR on September 14, 1998. Additionally, in October 2002, we entered into an agreement with third parties to purchase the entire issued share capital and all shareholders' claims of East Rand Proprietary Mines Limited, or ERPM, for a purchase price of $11.0 million. For a full description of the transactions associated with our acquisition of CGR, see Item 4A: "History and Development of the Company."

CGR has a surface retreatment operation consisting of the Crown Central, City Deep and Knights business units, collectively referred to as the Crown Section. The ERPM Section consists of an underground section and the Cason Dump surface retreatment operation. The underground mining operation at ERPM implemented a controlled closure program and was scheduled to close in March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine has achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section was postponed. The Cason Dump surface re-treatment operation will continue to operate until 2010 under the management of the Crown Section based on the current rate of production of approximately 150,000 tpm. The Crown Section undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central Johannesburg.

We have accounted for our 40% interest in CGR under the equity method commencing July 1, 2002. We have recognized losses generated by CGR and its subsidiaries against any advances we have made to them.

At June 30, 2005, CGR had 925 employees, including a small number of contractors, and ERPM had 2,020 employees, including a small number of contractors.

The ability of CGR and ERPM to continue as a going concern conducting business depends on the support of their stockholders, secured lenders and creditors.

Current year production

The following table details our 40% attributable share of the production results from the Crown and ERPM Sections for the past three fiscal years:

| | Year ended June 30, | | |
	2005	**2004**	**2003**
Production			
Surface and underground operations			
Ore mined ('000 tons)	4,902	4,772	4,884
Recovered grade (oz/ton)	0.018	0.020	0.016
Gold produced (ounces)	90,024	96,878	77,239

Our 40% share of gold production for CGR, including the Crown Section and ERPM Section, was 90,024 ounces in fiscal 2005 compared to 96,878 ounces in fiscal 2004, and 77,239 ounces for fiscal 2003. The decrease in fiscal 2005 is due to a decrease in the recovered grade from 0.020 ounces per ton in fiscal 2004 to 0.018 ounces per ton in fiscal 2005.

Our 40% share of gold production from the Crown Section was 45,424 ounces in fiscal 2005, which was lower than our 40% share of gold production of 51,982 ounces in fiscal 2004. The decrease is due to less reclamation site flexibility and pipeline failures.

Our 40% share of gold production from the ERPM Section was 44,600 ounces in fiscal 2005, which was comparable to our 40% share of gold production of 44,895 ounces in fiscal 2004. ERPM's consistent performance, in comparison to prior year, is largely due to the Knights plant's absorption of tonnage from ERPM's Cason surface retreatment operation, which has run smoothly throughout the current fiscal year.

Separate consolidated financial statements and notes thereto for CGR for its fiscal years ended June 30, 2005, 2004 and 2003 are being filed pursuant to Rule 3-09 of Regulation S-X.

A discussion follows of the Crown and ERPM Sections:

Crown Section

Property

The Crown Section is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations. It has mining rights to 5,787 acres (2,342 hectares) and has the right to occupy 1,490 acres (603 hectares) of freehold property. CGR is in the process of converting these old order property rights to new order rights under the MPRD Act.

The Crown Central operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway. The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road.

As of June 30, 2005, the net book value of Crown's mining assets was approximately $8.5 million.

History

1979	Rand Mines Limited directors approved the formation of the company Rand Mines Milling & Mining Limited (RM3) to treat the surface gold tailings created from the underground section of the original Crown Mines, which had been in operation since the start of gold mining on the Witwatersrand in the late 1800's.
1982	First plant commissioned at Crown Mines to process surface material.
1986	Second plant commissioned at City Deep to process surface material.
1997	Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the formation of CCGR, which was incorporated as a public company in South Africa in May 1997. CGR is a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Central, City Deep and Knights.
1998	We purchased 100% of CCGR.
2002	KBH purchased 60% of CGR. We were appointed as joint manager of the operation with KBH.
2005	On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by KBH of a 15% stake in our South African Operations.
	On October 27, 2005, our board of directors approved the transaction with KBH. The new structure results in KBH acquiring a 15% interest in a newly created vehicle, DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA, which includes ERPM, CGR and Blyvoor. We will retain an 85% interest.

Mining and processing

The Crown Section undertakes the re-treatment of surface sources deposited as tailings from non-operational mining sites across central Johannesburg.

Material processed by the Crown Section is sourced from numerous secondary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material. This material is generally made up of old gold metallurgical plant sites as well as "river bed" material.

The three metallurgical plants, known as the Crown Mines, City Deep and Knights, have an installed capacity to treat approximately 11.0 million tons of material per year. Up to fiscal 2003, the Crown Section also operated the West Wits gold plant for the processing of sand and slime. The Crown Section also includes the ERPM plant discussed below. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits.

Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to the Crown Section is supplied to the Crown Central and City Deep business units from separate substations referred to as Jupiter and No. 15 Shaft Crown Mines, and for the Knights by the Ekhurhuleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment.

For Crown Central and City Deep, the average annual power consumption is about 72 GWHr and the maximum demand is about 3.7 MW. For Knights the average annual power consumption is about 36 GWHr and the maximum demand is about 1.8 MW.

CGR operates three plants with slight variations in design in each plant, with a processing capacity of approximately 1 million tpm, yielding approximately 0.01 oz/t (0.4 g/t). The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills and CIL technology to extract the gold. As at June 30, 2005, the overall plant utilization was 95%.

City Deep Plant: Commissioned in 1987, this surface/underground plant is comprised of a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. In 1998, the plant was converted to a slimes only operation. However, due to operational difficulties caused by the particulate nature of the slimes, the milling circuit has subsequently been recommissioned to facilitate the treatment of sand.

Crown Mines Plant: Commissioned in 1982, this surface/underground plant has already been modified and is comprised of a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré.

Knights Plant: Commissioned in 1988, this surface/underground plant is comprised of a circuit including screening, primary cycloning, spiral pre-concentration, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electrowinning and smelting to doré.

Exploration and development

Exploration and development activity at the Crown Section involves the drilling of existing surface dumps and evaluating the potential gold bearing surface material owned by third parties that could be processed on a full treatment basis or purchased outright by the Crown Section.

Environmental and closure aspects

The Crown Section operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. Capital expenditure of $1.5 million (R9.6 million) was spent in fiscal 2005, most of which was directed to upgrading and maintenance of the CGR tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from the University of Witwatersrand and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into CGR's internal environmental assessment process. Although CGR completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam being closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in CGR's metallurgical plant. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. CGR has an ongoing monitoring program to ensure that its water balances (in its reticulation system, tailings and return water dams) are maintained at levels that are sensitive to that capacity of return water dams.

Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants, such as molasses, are applied. Dust fall-out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings dam.

A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at the Crown Section has several environmental merits as it has removed a potential pollution source and opens up land for development. The Crown Section has conducted its environmental management program performance assessment, which was submitted to and approved by the DME during fiscal 2005.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we estimate that the total cost for the Crown Section, in current monetary terms as at June 30, 2005, is approximately $15.8 million. A total of $1.0 million has been contributed to the Crown Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who CGR nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of Mine

Based upon a gold price of approximately R88,960 per kilogram ($381 per ounce), at June 30, 2005, our 40% share of the Proven and Probable Ore Reserves of the Crown Section was 0.3 million ounces. In fiscal 2004, based upon a gold price of approximately R90,023 per kilogram, our 40% share of Proven and Probable Ore Reserves of the Crown Section was also 0.3 million ounces. CGR's Mineral Resources and Ore Reserves have not changed from the previous year. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For CGR Surface, William John Laing (PLATO) is the appointed Mineral Resource competent person. The current life-of-mine is seven years.

ERPM Section

Property

The ERPM Section is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Underground mining and recovery operations comprise relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, is conducted through the metallurgical plant, tailings deposition facilities and associated facilities.

The mine exploits the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area.

A planned controlled closure of the underground operations at ERPM by the end of fiscal 2004 has been postponed due to the current reduction in costs and improved productivity at the mine.

During fiscal 2005, all mining activity was moved to the Far East Vertical, or FEV, Shaft lease area. The South East Vertical Shaft was maintained for hoisting and pumping, the Central Shaft was placed on care and maintenance and the Hercules Shaft was decommissioned resulting in the retrenchment of 806 employees in August 2004. At FEV, there has been a drive on development and a focus on effective grade control. Improvements in production, efficient cost controls, a better Rand gold price received and the re-institution of State assistance with pumping have all contributed to restoring the mine's underground operations to profitability.

At ERPM's Cason surface retreatment operation, gold production has increased during fiscal 2005 the year, due to a better head grade.

At June 30, 2005, the net book value of ERPM's mining assets was approximately $6.7 million.

History

1895	Formation of East Rand Proprietary Mines Limited.
1991	The FEV shaft was commissioned.
1999	The company was liquidated in August 1999. The mine was run by a small number of employees during liquidation. Underground flooding continued during liquidation.
2000	KBH took over control of the mine in January 2000. Operating as Enderbrooke Investments (Pty) Limited, or Enderbrooke, and employing an outside contractor, the mine re-commenced mining operations in February 2000.
2002	CGR purchased 100% of ERPM, from Enderbrooke.
2003	Underground fire at FEV Shaft, in February 2003. There was also a loss of Hercules Shaft in June 2003 and the loss of secondary outlet at the FEV shaft in November 2003.
2004	In July 2004 it was determined that the underground section would undergo a controlled closure program ending March 2005. The closure program has been postponed due to the current reduction in costs and improved productivity at the mine.
2005	Central Shaft placed on care and maintenance.
	On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by KBH of a 15% stake in our South African Operations.
	On October 27, 2005, our board of directors approved the transaction with KBH. The new structure results in KBH acquiring a 15% interest in a newly created vehicle, DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA, which includes ERPM, CGR and Blyvoor. We will retain an 85% interest.

Mining and processing

Underground mining operations at the ERPM Section are comprised of one vertical shaft known as the FEV Shaft. There are also two additional shafts namely the South East Vertical Shaft, or SEV Shaft, used for the transport of employees and materials and the hoisting of rock and the SWV Shaft that is used for water pumping only. The Cason Dump Project is used for the retreatment of surface material mined from the defunct Cason shaft.

An operational reassessment of the underground operations was undertaken in April 2004. Formal notice under the South African Labour Relations Act was issued on May 4, 2004, which required a review period of no less than 60 days to assess the operational performance of the ERPM underground operations to consider options to restore the operations to profitability. A task team comprising management, union representatives and labor was established to assess the proposals and make a final recommendation.

On July 4, 2004, ERPM management announced that the underground mining operation was not sustainable, even at a higher Rand-gold price of R2,650 per ounce. As a result, a controlled closure program of the underground section was implemented, which was expected to be completed by March 2005. Following the retrenchment of 806 employees in August 2004 at a cost of $0.6 million (R3.7 million), the mine achieved a reduction in costs coupled with improved productivity. As a result, the original planned closure of the underground section was postponed.

Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to the ERPM Section is provided to the Cason Dump, SEV and FEV Shafts from the Bremner substation, located in close proximity to the mine in Boksburg. Transmission is at the rate of 88,000 volts. The Simmer Pan substation, located approximately 10 miles (16 kilometers) away from the mine site in Germiston, supplies the SWV and Hercules Shafts. Transmission is at the rate of 44,000 volts. The two substations, located on the mine site, transform the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 240 GWHr and the maximum demand is about 52 MW.

The on-mine substations are older in nature and undergo annual infrared testing to identify hot connections which are potential fire hazards and are subject to regular maintenance which includes the inspection of the settings, blades and changing the transformer oil in the circuit breakers.

Exploration and development

Exploration and development activity has been curtailed at the ERPM Section with the decision to close the underground section at a later date depending on prevailing circumstances. Looking ahead, it will be necessary to extend the FEV decline from 75 to 78 level to replace face length. There is also the prospect of extending ERPM's Ore Reserves into the neighboring Sallies lease area and significantly increasing the life of the mine's underground operations. An application has been made to the DME for a prospecting license.

Environmental and closure aspects

There is a regular ingress of water into the underground workings of the ERPM Section, which was contained by continuous pumping from the underground section. On May 31, 2004, ERPM stopped continuous pumping of water from the underground section for financial reasons due to the withdrawal of the pumping subsidy and the low Rand gold price making the cost of full time pumping unaffordable, with occasional pumping to surface conducted on weekends. In December 2004 the mine received the pumping subsidy funds and continuous pumping was reinstated. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels. There is a need for further studies to be undertaken so as to qualify and quantify this risk more analytically.

After the final phase of the planned closure of the underground operations at ERPM which was expected to be completed in March 2005, but has been postponed, only reclamation of underground equipment will take place.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, ERPM have estimated that the total cost for the ERPM Section, in current monetary terms as at June 30, 2005, is $7.4 million. A total of $0.2 million has been contributed to the ERPM Rehabilitation Trust Fund. This is an irrevocable trust, managed by specific responsible people who ERPM nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Life of mine

Based upon a gold price of approximately R88,960 per kilogram ($381 per ounce), at June 30, 2005, our 40% share of Proven and Probable Ore Reserves of the ERPM Section was 0.4 million ounces, of which 0.2 million ounces relate to the underground section which is scheduled for closure at a later date, depending on prevailing circumstances. The remaining 0.2 million ounces relate to the Cason Dump surface material which, based on the estimated rate of production, will be processed over a remaining 6 year period ending in fiscal 2010. Based upon a gold price of approximately R90,023 per kilogram, at June 30, 2004, our 40% share of Proven and Probable Ore Reserves of the ERPM Section were 0.2 million ounces. The year on year increase is mostly attributable to the continuation of mining operations which were planned to be suspended in March 2005. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM, Johan Smit (PLATO) is the appointed Mineral Resource competent person. The current life-of-mine is five years.

Papua New Guinea

Porgera Mine

Overview

Through our wholly-owned subsidiary, DRD (Porgera) Limited, we own a 20% interest in an unincorporated joint venture, the Porgera Joint Venture, which holds certain mining leases, easements and exploration licenses which form part of the Porgera gold mine, or Porgera, in the highlands of Papua New Guinea, or PNG. We purchased this interest in October 2003 for a purchase consideration of $77.1 million. Placer Dome Inc. is the owner of a 75% interest. The remaining interest of 5% is held by Mineral Resources Enga Limited, or MRE (on behalf of Enga Provincial Government and landowners in PNG). All of the various mineral tenements making up Porgera are exploited collectively by the joint venture partners.

An affiliate of Placer Dome Inc., Placer (PNG) Limited, is the operator of Porgera and is subject to the control of a management committee made up of representatives of the joint venture partners. Decisions regarding the assets which comprise Porgera, including any sale thereof, are made collectively by the parties through the management committee. The parties also have a right of first refusal with regard to certain assignments of assets which make up Porgera. Each party has the right to own and to take in kind and dispose of its share of all ores, concentrates and refined products produced by Porgera. Each party also pays for its proportionate share of the costs associated with the mining activities.

The net book value of our share of property, plant and equipment, deferred stripping and purchased undeveloped mineral interests is $66.2 million at June 30, 2005.

As at June 30, 2005, the workforce at Porgera comprised approximately 2,340 employees of whom approximately 2,130 (91%) are PNG nationals. In addition, there are approximately 470 contractors of whom 440 are PNG nationals. Of the total workforce of approximately 2,340, approximately 75% are local residents, while the remainder work on a "fly-in-fly-out" basis. We understand that Placer Dome Inc., in conjunction with other primary industry producers, is continuing to work with the PNG Government to address causes of civil unrest which affected production in 2002.

Our 20% attributable share of production for fiscal 2005 was 195,394 ounces at a cash and total cost of $185 and $273 per ounce, respectively.

Production from Porgera is subject to a 2% net smelter royalty payable to the National Government Department of Mining which then distributes it to the Enga Provincial Government, the Porgera District Authority, and local landowners.

Property

The Porgera deposit and the mine is located in the Enga Province in the highlands of PNG, approximately 7,260 feet (2,213 meters) to 8,910 feet (2,716 meters) above mean sea level, about 82 miles (132 kilometers) west of the established town of Mount Hagen, 275 miles (443 kilometers) northwest of Port Moresby, and about 425 miles (684.0 kilometers) by road from the coastal port of Lae from which all materials are freighted. The road is partly paved and passes through unstable mountainous terrain with many major river crossings. Personnel are transported to mine site by bus, fixed wing aircraft and helicopter.

Temperatures range from 50 to 77 degrees Fahrenheit (10 to 25 degrees Celsius) and rainfall averages 3,650mm per year. The vegetation is largely rainforest below an elevation of 7,920 feet (2,414 meters).

The Porgera Joint Venture has approval to work the Porgera deposit within the agreed development plan under the terms of the Porgera Mining Development Contract, or the Porgera Contract, between the Government of PNG and the joint venturers. The Porgera Contract specifies, amongst other matters, the annual rents that must be paid for the Special Mining Lease, and the various classes of compensation that are payable to the landowners for the various land uses. The Special Mining Lease, which expires in 2019, encompasses approximately 2,240 hectares including the mine area and the areas in which the project infrastructure is located. There is no expiration date for the Porgera Contract, but it is tied to the continuation of the Special Mining Lease. Leases for Mining Purposes have also been awarded by the Government for land use associated with the mining operation such as waste dumps, campsites, water supply, power generation and an airstrip. The Porgera Joint Venture holds a mining lease for the operation of a limestone quarry for the supply of lime to the process plant. Permits are held for water use, including run-off from unconsolidated surfaces, such as the open pit, the underground mine and the waste dumps. These water use permits are renewable on a regular basis and are subject to public hearing before approval. The Porgera Joint Venture runs an environmental monitoring program to ensure compliance with the requirements of these permits.

In addition to the Special Mining Lease, the Porgera Joint Venture also holds additional mining tenements for utilities such as power transmission lines and water supply pipelines and other activities incidental to the main mining activity. Separate from the mining tenements, there are two Exploration Licenses adjacent to the Porgera Mine, namely EL454 and EL858, which we assert we have 20% ownership of as joint venture assets. Placer Dome Inc., or Placer, asserts we do not have a 20% interest in these Exploration Licenses and that the Exploration Licenses are not joint venture property. On August 9, 2004, we placed a caveat on the title register in order to prevent changes taking place without notification to us. The dispute between us and Placer regarding these Exploration Licenses is the subject of ongoing discussion and the tenements are the subject of ongoing exploration expenditure.

Porgera has on a number of occasions experienced delays in the granting of operating permits and licenses necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that Porgera may not be able to operate for a period. Future government actions cannot be predicted, but may impact the operation and regulation of the Porgera mine.

Porgera is operated subject to the requirements of the PNG Mining Safety Act and Regulations as applied by the Mines Inspectorate.

History

1938	Alluvial gold was first reported at Porgera.
1975	Placer (PNG) Limited, or Placer (PNG), a wholly owned subsidiary of Placer Dome Inc., became the operator and owner of a two-third interest in an exploration venture with Mount Isa Mines Limited (now MIM Holdings Ltd.), or MIM.
1979	A Joint Venture Agreement was signed whereby Placer (PNG), MIM and New Guinea Goldfields Ltd. (a subsidiary of Goldfields Limited) each held a one third interest and the Independent State of Papua New Guinea, or the State, had the right to acquire at cost up to a 10% interest in the project if developed.
1989	The joint venturers' application for a Special Mining Lease was approved in May and construction began immediately. The State accepted its full 10% entitlement (inclusive of 5% on behalf of the Enga Provincial Government), thus diluting each of the other joint ventures down to 30% each. The State took its interest in the name of a corporate nominee, Mineral Resources Porgera Limited.
1990	Commercial production commenced in August. MIM sold its 30% interest to Highlands Gold Ltd., or Highlands Gold.
1993	Placer (PNG), Goldfields and Highland Gold each sold a further 5% to the State (15%). The additional 15% was taken by the State in the name of a corporate nominee, Orogen Minerals (Porgera) Limited.
1997	Placer Dome's joint venture interest was increased from 25% to 50% as of January 1, 1997 following the completion of the acquisition of Highlands Gold.
1999	The State reorganized the holding of Mineral Resources Porgera Limited by transferring a 5% direct interest in the Joint Venture to Mineral Resources Enga Limited owned by the Enga Provincial Government and project area landowners.
2002	Placer Dome's joint venture interest in Porgera was increased from 50% to 75% through the acquisition of AurionGold. The State reorganized its holdings in the Joint Venture such that Oil Search Limited then held a 20% direct interest in the Joint Venture through two subsidiaries.
2003	We acquired the shares of Oil Search Limited in Orogen Minerals (Porgera) Limited and Mineral Resources Porgera Limited through the amalgamation of Mineral Resources Porgera Limited with Orogen Minerals (Porgera) Limited and Dome Resources (PNG) Limited, our wholly-owned subsidiary.
2004	Porgera concentrated on upgrading East Zone and drilling was carried out on the Lower Central Zone.
2005	Expansion of existing exploration projects continues under the Porgera Deep Minex project.
	On November 16, 2005, we concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds our Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in Papua New Guinea.

Geology and Mineralization

Mineralization is structurally controlled and occurs within the Porgera diorite intrusive complex, around the margins of, and within, the intrusive bodies.

The Porgera ore body is an epithermal style ore body hosted within thermally metamorphosed sediments. The known ore body extends for up to 3,050 feet (930 meters) along strike. The maximum width across strike is 330 feet (100.6 meters), but the width is commonly no more than 65 to 98 feet (20 to 30 meters). The intrusive diorite complex has many individual stocks and dykes. The rocks are competent however they tend to be brittle, and in the vicinity of the ore body, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit.

The gold and electrum metal association is the source of the high gold grades found in the deposit. The majority of gold occurs as submicroscopic gold intimately associated with and disseminated throughout pyrite.

Mining and Processing

The Porgera deposit is currently being extracted using open pit and underground mining methods. Mill feed, on a tonnage basis, was sourced 88% from open pit and run of mine stockpiled ore, and 12% from underground. Underground ore accounted for 14% of the contained gold in mill feed.

Open pit mining is a typical hard rock operation utilizing 33 feet (10 meter) benches. The current mining fleet of DML blast hole drills, O&K RH200 hydraulic face shovels and Caterpillar 789 haul trucks, gives a nominal capacity in the order of 80 million tonnes per annum. Waste stripping requirements will reduce as the open pit mining operation approaches closure in 2006, allowing a progressive retirement of the mining fleet.

Underground mining was suspended in 1997, and subsequently recommenced in 2002. Underground production is now expected to continue through to late 2008. Currently, ore is being mined from the 2,210 meter level in Stage 4, and waste is being mined from the 2,390 meter level in Stage 5. Stage 5 is the final open pit development stage and will be completed in late 2008 at 2,050 meter level. Stockpiled low grade ore will form the basis of ongoing gold production from mid 2008 until 2015. The open pit plans to deliver 5.3 million tones of ore to the mill by mid fiscal 2006, containing approximately 891,000 ounces of gold for a recovered production of 787,000 ounces of gold. On completion of the open pit operation, the mill will continue to process accumulated lower grade ore stockpiles through to 2015, supplemented by the underground ore until 2008. Gold production from the open pit and underground from 2008 onward will fall, as lower grade stockpile ore replaces the open pit ore feed.

The Porgera plant was completed in 1996. The mill has undergone four stages of improvement and expansion, since it was first commissioned in September 1990. The last expansion was completed in 1996 with the installation of additional milling, flotation and leaching capacity increasing the nominal throughput from 10,000 tonnes per day to 17,700 tonnes per day. Further improvements were made in 1999 with the addition of further flotation capacity and the installation of gravity concentrators to remove free gold and to improve overall recoveries.

The main water supply for the mine is the Waile Creek Dam, located approximately 7 kilometers (4 miles) from the mine. Water for the grinding circuit is also extracted from Kogai Creek, which is located adjacent to the grinding circuit. The mine operates four water treatment plants for potable water and five sewage treatment plants.

The principal source of power for Porgera is supplied by a 73-kilometre (45 mile) transmission line from the gas fired Hides Power Station. The station has a total output of 62 MW. A back up diesel power station is located at the mine and has an output of 13MW. The average power requirement of the mine is about 60 MW. Average annual power consumption is 518 GWHr.

Our 20% share of Porgera's most significant capital expenditure during fiscal 2005, related to deferred stripping ($11.1 million), plant and equipment ($1.4 million) and mine development and construction ($3.5 million).

Exploration and Development

Exploration work in calendar 2004 concentrated on upgrading the East Zone to an indicated Mineral Resource for underground mining exploitation. This zone is an eastward continuation of the North Zone, which is now in production and which shares the same characteristics. Drilling also was carried out in the later part of 2004 on the Lower Central Zone. Both these zones are hosted within diorite bodies and surrounding altered sediments and consist of continuous or on echelon quartz roscoelite veins. There is still further resource potential in these zones, as they are not completely closed off. Drilling will continue to further define these targets as suitable for development. A small amount of open pit delineation drilling has been carried from underground in order to upgrade the geological model.

Exploration plans for calendar 2005 have a two pronged approach. The majority of the drilling will be carried out within or adjacent to the current mine infrastructure. There are a total of seven known targets where at least some previous drilling has taken place. This drilling is designed to bring these targets ounces to an indicated Mineral Resource status. There are also some targets that are less well known and more conceptual in nature.

In addition, during fiscal 2005 a project termed Porgera Deep Minex was initiated and will continue into fiscal 2006. This project was part of the mine's ongoing existing exploration projects however was newly termed Project Deep Minex because this particular part of the exploration process consists of a multi-disciplinary approach to determine targets and test the volume of ground below the known Porgera deposits. This approach involves the building of an integrated geological and geophysical model, various geochemistry techniques, and the use of seismics is to be investigated. Much of this will be the "mining" and integrating of existing data. Drilling will be carried out with a prime target being the intersection of the Roamane Fault and the North Zone shear in depth.

Life of Mine

The Proven and Probable Ore Reserves of the Porgera Joint Venture at December 31, 2004, are estimated at 7.23 million ounces of gold with a projected life of 10 years. Our 20% attributable share of estimated Proven and Probable Ore Reserves as at December 31, 2004, before Ore Reserve depletion, is 1.4 million ounces. Our attributable 20% share of the Proven and Probable Ore Reserves in the Porgera Joint Venture is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2004, as filed with the SEC on Form 40-F on March 3, 2005. The Porgera Ore Reserves are estimated as at December 31, 2004. At June 30, 2005, our attributable Mineral Resources decreased by 16.7% or 0.5 million ounces, from fiscal 2004 and Ore Reserves decreased by 6.0%, or 0.1 million ounces from fiscal 2004 mainly due to the open pit mining depletion. For Porgera, the reserves are reviewed for accuracy by Jacobus Du Plessis (Mining Technical Services Manager, Tolukuma Gold Mine).

Environmental and Closure Aspects

Porgera is located in extremely rugged mountainous terrain, subject to seismic activity, high rainfall and landslides. In such conditions construction of a tailings impoundment would be very difficult and the risk of an engineering failure high. Therefore the Papua New Guinea Government approved riverine disposal as the most appropriate method for treated tailing and soft incompetent waste rock. Competent rock is stored in stable waste dumps. The mine follows a government approved Environmental Management and Monitoring Program.

In 1996, an independent study was undertaken by the Commonwealth Scientific & Industrial Research Organization, or CSIRO, an Australian based independent research organization, to assess the mine's impact on the downstream river system and local people. In its report CSIRO made certain recommendations to the Porgera Joint Venture that have either been implemented or are in the advanced stages of implementation. An advisory group, called the Porgera Environmental Advisory Komiti, or PEAK, was formed as a result of the CSIRO recommendations. PEAK comprises representatives from the Papua New Guinea Government, Papua New Guinea and international non-governmental organization groups, Placer (PNG) Limited and independent technical experts. The primary function of PEAK is to enhance understanding and provide transparency of Porgera's environmental (physical and social) issues with external stakeholders and to assist in reviewing its environmental performance and public accountability. In 2002, PEAK had its terms of reference expanded to include mine closure.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that our attributable 20% portion of total costs for Porgera, based on information provided by the operator, Placer (PNG) Limited, in current monetary terms as at December 31, 2004, is $8.0 million. This has been included in the provision for environmental rehabilitation, reclamation and closure costs.

Current Production

Our 20% interest in the Porgera Joint Venture was acquired with effect from October 14, 2003. Attributable (20%) production at June 30, 2005 amounted to 195,394 ounces at a cash cost and total cost per ounce of $185 and $273, respectively. Placer Dome, 75% owner of the mine, predicted lower production in calendar 2005 due to a shift of operations from Stage 4 to Stage 5 of the open pit, which has harder ore and lower grades. Performance in the first six months of calendar 2005 has been negatively affected by the impact of heavy rains on the stability of the pit's West Wall.

Studies to determine a long-term solution to the stability problems indicate that a cutback of near-surface material in the central part of the West Wall is necessary. Subject to final design and approvals, the work is expected to be completed by the end of calendar 2006. No impact on the mine's reserve position is expected.

The following table details our attributable (20%) operating and production results from the Porgera Joint Venture for fiscal 2005.

	Year ended June 30,	
	2005	**2004**
Production		
Surface and underground operations		
Ore mined ('000 tons)	1,324	1,038
Recovered grade (oz/ton)	0.148	0.142
Gold produced (ounces)	195,394	147,475
Results of Operations ($)		
Revenues ('000)	82,793	60,445
Production cost ('000)	36,210	31,650
Non-US GAAP Financial Data		
Cash cost per ounce of gold ($)[1]	185	215
Total cost per ounce of gold ($)[1]	273	291

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[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

Tolukuma Gold Mine

Overview

Dome Resources (Pty) Limited, or Dome, was incorporated on May 17, 1984, under the name Dome Resources NL. Dome owned and operated the Tolukuma gold and silver mine in PNG. During September 1999, we purchased 28,693,002 (19.93%) of Dome's ordinary shares for A$0.30 ($0.19) per share. In June 2001 we acquired all the shares in Dome which we did not already own.

The Tolukuma gold mine is located approximately 6km east of Fane Mission, 12km west of Woitape and 100km north or Port Moresby in Central Province, Papua New Guinea. The mine is in an area of steep mountainous terrain in the headwaters of Iwu Creek, which drains into the Auga River. Elevations in the mine lease area range from 1,100m above sea level at the Auga River to 1,750m above sea level at the top of Tolukuma hill.

As at June 30, 2005, the mine is a low capacity (18,000 tpm capacity), high-grade (0.39 ounces per ton) operation and employs 824 people, including 186 contractors.

Property

The Tolukuma Section consists of one mining lease, ML104, covering 1,898 acres (768 hectares) and five current exploration licenses covering an area of approximately 513,962 acres (208,000 hectares), two licenses under renewal covering 125,525 acres (50,800 hectares) and four licenses under application totaling 1,073,884 acres (434,600 hectares). The total exploration area amounts to approximately 2,456,144 acres (994,000 hectares). For a summary of our exploration licenses see "Exploration Projects" in Item 4D: "Property, Plant and Equipment."

All current mining activities are carried out under the terms of Mining Lease 104 (ML104), granted under Section 38 of the Papua New Guinea Mining Act of 1992 and Mining Regulations 1992. The lease is granted for a term of 20 years expiring on August 29, 2012, and is renewable for further periods not exceeding 10 years each.

The mine is located about 62 miles (100 kilometers) north of Port Moresby in the Central Province of Papua New Guinea at an elevation of 5,115 feet (1,560 meters) above mean sea level. The mine is situated in very steep mountainous terrain that is not accessible by road. All transport of employees, materials and equipment to and from the mine is by helicopter. As a result, approximately 24% of the production costs of the mine are spent on transportation and logistics, including the cost of jet fuel. The Tolukuma Section is worked on a "fly-in-fly-out basis," with all staff being accommodated in quarters when at the mine.

The climate of the Central Province area is temperate with year round rainfall. Temperatures range from 50 to 77 degrees Fahrenheit (10 to 25 degrees Celsius) and rainfall averages 144 inches (3,650mm) per year. The vegetation is largely rainforest and thick vegetation associated with high rainfall and mountainous regions.

At the Tolukuma Section, the traditional landowners are the Yulai people who belong to the Auga tribes – Auga being the main river in the area. There are three clans and at the head of each clan is a chief. The population around the mine is approximately 2,700, with approximately 700 being landowners and the rest made up of outsiders coming into the area to seek employment. There is a Memorandum of Agreement, or MOA, between National Government, Provincial Government, the landowners and Tolukuma Gold Mines Limited, or Tolukuma. The MOA is a working document which indicates the responsibilities of each party and their role in the sustainable development of the community. The MOA is reviewed every two years, with an MOA to be mutually agreed by the parties if revised. Currently, there is an agreed on MOA in place.

Production from the Tolukuma Section is subject to a 2% net smelter royalty. This royalty is distributed to the Yulai future generation fund, a landowners' association, the landowners, and to a Central Provincial Government fund for projects outside the mine area.

History

1984	Dome Resource (Pty) Limited was incorporated on May 17, 1984, under the name Dome Resources NL, or Dome.
1987	Tolukuma mine was discovered by Newmont Proprietary Limited.
1993	Tolukuma Gold Mines Limited was acquired by Dome from Newmont Second Capital Corporation.
1999	In September, we purchased an initial stake of 19.93% of Dome.
2001	In June, we acquired all outstanding shares of Dome we did not already own, bringing our shareholding to 100%.
2005	On November 16, 2005, we concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds our Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in Papua New Guinea.

Exploration and development

Exploration within the mining lease, ML104, has recently been expanded with the purchase of two underground diamond drill rigs, including one with long hole capability, and an additional rig for surface drilling. This brought the number of rigs on site to five in fiscal 2004, compared to only one in fiscal 2003. An air-driven Kempe rig, commissioned in December 2003, is used for short holes underground, currently targeting the down dip extension of the Tinabar ore body and an LMA90 drill rig, commissioned in January 2004, is used for longer exploration holes, initially in the Gulbadi south area and the Milaihamba structural target. Another manportable DT600P was purchased to support the existing manportable DT250P on surface drilling of ML104 and later the Saki, Sere Sere, Taula and Taula North prospects in Exploration License 580 followed by other regional targets. The LY44 is also currently drilling ML104 targets.

Drilling during fiscal 2005 concentrated mainly within ML104, testing the extensions of known mineralized structures such as the Zine, 120, Gulbadi, Tolukuma, and Tinabar veins, with the aim of delineating and defining additional mineralized materials for mill feed. Drilling in fiscal 2005 continued at new structures that have been identified for drill testing including the Loch, Tofun, and Banana vein structures.

In fiscal 2005, exploration expenditure of $2.1 million was incurred.

Geology and Mineralization

The Tolukuma deposit is a narrow epithermal low sulphidation gold/silver/quartz/adularia vein system noted for its high-grade "bonanza" style mineralization. The primary structures extend 4.4 miles (7 kilometers) on strike with economic mineralization usually occurring in well-defined zones on dip and along strike.

The Tolukuma deposit is comprised of two sub-parallel structures that are connected by a series of linked structures trending generally from north west to south east. Individual quartz veins average 0.6 feet to 6.6 feet (0.2 meters to 2.0 meters) in width over a strike length of more than 0.9 mile (1.4 kilometers). Likewise, the Zine and 120 veins located approximately 250 meters to the east, have similar geological features. These are connected by a series of linked structures tending generally in a south east to north west direction.

All the current Ore Reserves are located within these veins in five sections that have different geological characteristics. These zones include from north to south, Tolukuma, Tolimi, Tinabar and Gulbadi. The Gulbadi zone includes the Gulbadi and Gulbadi X-veins. Clay zones of variable width are located in the intersections on two or more structures. Minor loops off the main veins, minor splay veins and minor cross veins are excluded from the potential reserves, although they are mined at times. Infill diamond drilling of the Zine and 120 veins is continuing and an underground diamond drilling program has commenced.

Mining and processing

In 1995, the Tolukuma plant was built and at June 30, 2005, the current production is approximately 93% from underground mining and 7% from open pit mining. All open pit and underground mining is conducted using mining plant and equipment owned by the Tolukuma Section. The average mining depth at the Tolukuma Section is 490 feet (150 meters) below surface or approximately 4,760 feet (1,450 meters) above mean sea level. Access to underground workings is via decline shafts. Mining methods vary according to local ground conditions and are generally mechanized cut and fill shrinkage methods.

The metallurgical plant is compact and is located on a steep ridge in very mountainous terrain. Ore is trucked to the plant, then milled and treated through a conventional gravity and CIL circuit. The plant consists of a closed circuit semi-autogenous mill that at June 30, 2005 is capable of processing 18,000 tpm. Cyanide in the residue is neutralized in a detoxification plant prior to riverine discharge.

Tolukuma is situated in a remote area, and as a result is forced to be self sufficient with regard to the generation of power. Power is generated through a combination of diesel driven generator sets and hydro-turbine driven generator sets. Three hydro units are installed, capable of generating 1.8 MW of power. These units are dependant on the supply of adequate water. These generators supply 32,000 volts via overhead lines to the mine, where it is transformed down to either 6,600 volts, 1,000 volts or 525 volts, depending on the requirement. On average the mine consumes 30 MW of power. Any shortfall from the hydro units is made up by the diesel units (a total of 3.2 MW of diesel generating power is installed).

Several capital projects were conducted over the period fiscal 2003 to fiscal 2005, including expansion of the mobile plant and additions to plant, and equipment of approximately $5.8 million, and $2.9 million on underground exploration.

Environmental and closure aspects

The Tolukuma Section has been developed in accordance with an environmental plan approved by the Papua New Guinea authorities in July 1994. The Tolukuma Section is compliant with the Papua New Guinea Government's regulatory requirements. To ensure continuing compliance with the government's regulatory requirements, Tolukuma has implemented a broad-based Environmental Management and Monitoring Program, or EMMP. The measures we have taken to implement this program include addressing water quality, population dietary surveys and aquatic fauna and metals-in-tissue surveys. These surveys were conducted during July and September of calendar 2003. During March 2003, an environmental audit was concluded at the Tolukuma Section which found the operations to be in substantial compliance with applicable Papua New Guinea legislation and the EMMP environmental plan. The studies conducted in 2003 confirmed existing trends that had been established over recent years. The water quality meets legal requirements, as per the criteria set by the water license.

Tailings are routinely discharged into the Auga/Angabanga river system. The discharging of tailings into riverine and marine systems in Papua New Guinea is an acceptable practice due to the seismic instability of the area and the dangers this poses for the stability of conventional tailings dams. Due to the fact that ore mined at the Tolukuma Mine, and the surrounding land in general is high in mercury, the potential does exist that levels of mercury discharged into the river system might expose us to criminal liability under Papua New Guinea legislation. As result of an internal study of the Tolukuma Mine in 2000, in order to ensure that mercury discharges remain within allowable limits, the following program is being followed:

- daily monitoring of mercury levels at the tailings discharge point and approximately 1500 feet downstream (grab sampling);
- monthly monitoring of mercury and other heavy metals at government mandated water quality inspection points; and
- biennial monitoring of stream sediments.

Lead, mercury, and arsenic occur naturally in the ore processed at the Tolukuma Section. The concentration of these metals is reduced when the ore is processed and there is strict monitoring of these metals. Cyanide is used in the gold recovery process and the Tolukuma Section has a detoxification plant which reduces the levels of cyanide discharged to permissible levels. The Tolukuma Section has a water permit, issued by the Papua New Guinea Government, to permit discharge into the local river system at acceptable monitored limits.

Through visits with local communities by mine staff members, we have been informed that communities located downstream from the Tolukuma Mine do not generally use water from the Auga/Angabanga river system for consumption as these communities rely on water from creeks, tributaries and strategically placed wells, many of which we have provided, and we are not aware of any adverse health effects on communities associated with the Tolukuma Mine.

Furthermore, we are not aware of any scientific or engineering report that states that the level of mercury discharges from the Tolukuma Mine into the Auga/Angabanga river system is harmful to human life. In November 2002, Oxfam Community Aid Abroad released their "Mining Ombudsman Annual Report 2001-2002" which we believe made inaccurate and unsubstantiated references to mercury output and other findings contained in an internally prepared study on the Tolukuma Section done in 2000. This study was not conclusive on the mercury output at the Tolukuma Section and the results of this study were not scientifically tested. As discussed above, we increased our environmental management systems in response to this study.

Two water quality and geochemical investigations were conducted by an independent consultant in July 2000 and June 2002. These investigations concluded that there were was little difference between mercury concentrations in mining sediment from the Tolukuma Mine being dumped into the Auga/Angabanga river system and the naturally occurring sediments in the area. Although mercury is detectable in the mining derived sediments immediately adjacent to the discharge point, these levels are immediately diluted to levels below detectable limits upon meeting with the Alabule River. This area consists of steep gorges and fast, turbid currents. The result is a high dilution of mining sediments and, therefore, negligible impact on the lower Angabanga floodplain and oxbow lakes which are located downstream from the Tolukuma Mine. An additional study took place during June 2003, reinforcing earlier findings. While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for the Tolukuma Section, in current monetary terms as at June 30, 2005, is $1.2 million. This has been included in the provision for environmental rehabilitation, reclamation and closure costs on our balance sheet.

Life of Mine

Proven and Probable Ore Reserves for the Tolukuma Section, as at June 30, 2005, were 0.22 million ounces, assuming a gold price of K1,313 per ounce ($381 per ounce). Based on a gold price of $400 per ounce and an exchange rate of K3.22 = $1.00, at June 30, 2004, the Proven and Probable Ore Reserves of the Tolukuma Section were 0.2 million ounces. The 0.02 million ounces increase is primarily due to the focus on development at the Tolukuma mine.

A Mineral Resource competent person is appointed at each operation to review our Ore Reserves calculations for accuracy. For Tolukuma, Joe Sine (AusIMM) is the appointed Mineral Resource competent person. As at June 30, 2005, the Tolukuma gold mine has been assessed with a two year life of mine for both its underground and surface operations**.**

Current Production

Total gold production for fiscal 2005 was 76,314 ounces compared to 85,715 ounces for fiscal 2004 and 68,096 ounces for fiscal 2003. The Tolukuma Section also produced 168,314 ounces of silver in fiscal 2005 compared to 180,252 ounces of silver in fiscal 2004 and 157,844 ounces of silver in fiscal 2003. Cash costs increased to $331 per ounce of gold in fiscal 2005 from $231 per ounce of gold in fiscal 2004, primarily due to lower grades, the higher cost of fuel and the logistics involved in keeping the mine supplied with consumables and services. Total cost per ounce increased to $434 per ounce in fiscal 2005 from $355 per ounce in fiscal 2004 and decreased to $355 per ounce in fiscal 2004 from $441 per ounce in fiscal 2003.

The following table details the operating and production results from the Tolukuma Section for the past three fiscal years.

	Year ended June 30,		
	2005	**2004**	**2003**
Production			
Underground Operations			
Ore mined (`000 tons)	235	218	177
Recovered grade (oz/ton)	0.33	0.39	0.38
Gold produced (ounces)	76,314	85,715	68,096
Results of Operations ($)			
Revenues ('000)	32,446	32,743	22,870
Production cost ('000)	25,278	19,821	19,105
Non US GAAP Financial Data			
Cash cost per ounce of gold ($)[1]	331	231	281
Total cost per ounce of gold ($)[1]	434	355	441

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[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

Fiji

Emperor Mines Limited

Overview

As of July 30, 2004, we own, through DRD (Isle of Man), 45.33% of Emperor Mines Limited, the owner of the Vatukoula mine.

The mine located at Vatukoula on the South Pacific island nation of Fiji, has been in operation since 1933 with 6.8 million ounces of gold produced since operations commenced. The Emperor mine is a multi-shaft underground mine. Our 45.33% attributable share of Emperor's gold production for the year ended June 30, 2005 was 45,426 ounces. The Vatukoula mine is Fiji's second largest private employer with approximately 1,990 employees at June 30, 2005, and accounts for approximately 8.0% of Fiji's national foreign income on that date.

On September 13, 2004, Emperor announced an A$20.4 million ($14.6 million) non-renounceable rights issue. See Item 4A.: "History and Development of the Company." Emperor's rights offering closed on November 12, 2004, and we subscribed for our entitlement under the rights offering. We did not participate in any shortfall to the rights offer.

Subsequent to June 30, 2005, we initiated a financing and operating assistance package to Emperor. This follows a complete review by us of Emperor's operations. To assist Emperor with its restructuring plan, we have agreed to provide an A$10.0 million ($7.6 million) Convertible Loan Facility to Emperor as part of a re-financing package, which includes an agreement with ANZ Bank to restructure Emperor's existing debt servicing obligations.

ANZ Bank has given its consent to the granting of the Convertible Loan Facility and the related security to us. In addition the Australian Stock Exchange has also granted Emperor a waiver of certain listing rules required to permit Emperor to grant such security to us on the terms incorporated in the Convertible Loan Facility. The Convertible Loan Facility, which was negotiated on behalf of Emperor by its independent directors, carries an interest rate of 9% per annum and is secured by a first ranking charge over Emperor's 100% interest in the Tuvatu Gold Prospect in Fiji.

The Convertible Loan Facility is repayable upon either the receipt of the proceeds expected from the sale of Emperor's interest in the Tuvatu Gold Prospect, or by December 31, 2007. Emperor has previously announced a conditional sale agreement in relation to the Tuvatu Gold Prospect and expects to receive consideration of approximately A$10.0 million ($7.6 million) on completion of that transaction.

The Convertible Loan Facility is convertible, at our election, into ordinary fully paid shares of Emperor at a conversion price equal to the lower of A$0.30 ($0.23) per Emperor share or the 45 day volume weighted average price of Emperor shares on the Australian Stock Exchange prior to the date of conversion.

The Convertible Loan Facility was approved by the shareholders of Emperor on August 29, 2005. We did not participate in the voting.

Pursuant to the terms of an operational support agreement, also negotiated on behalf of Emperor by its independent directors, we will provide Emperor with management and technical services.

On November 16, 2005, we concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds our Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in Papua New Guinea. Currently we, through DRD (Isle of Man), hold a 45.33% interest in Emperor.

The purchase consideration will be settled by the issue of new Emperor shares and a portion in cash. Upon completion of the transaction and the issue of the new Emperor shares, we will hold approximately 90.5% of Emperor and Emperor will become our subsidiary.

Separate consolidated financial statements and notes thereto for Emperor for its fiscal years ended June 30, 2005, 2004 and 2003 are being filed pursuant to Rule 3-09 of Regulation S-X.

Property

        The mine is situated 60km on the north east of the city of Nadi, off the coast of the island of Viti Levu, the main island of Fiji. Gold mineralization is associated with a volcanic caldera, and occurs in both flat-lying and steeply-dipping structures, typically less than a meter in width, principally on the western fringe of the caldera. The mine can be accessed via the highway from Nadi to the Vatukoula Mine. Mining is conducted underground from four main shafts exploiting the ore bodies in the southwest portion of the volcanic margin to the Tavua Caldera, a large shield volcano about 9 miles (15 kilometers) in diameter and the recently accessed R1 ore bodies situated within the caldera. The main mining licenses include Special Mining Lease 54, 55 and 56.

History

1930	Discovery of alluvial gold in the Nasivi river in Vatukoula.
1933	Commencement of mining activities at the Vatukoula mine.
1950s	Emperor secures ownership of the Vatukoula mining field.
1992	Western Mining Corporation relinquishes its joint venture with respect to the Emperor Gold Mine.
2003	We acquired a 19.81% interest in Emperor.
2004	In July 2004, we increased our shareholding in Emperor to 45.33% through a conditional takeover offer. Emperor appointed our Executive Chairman, Mark Wellesley-Wood as Managing Director and our Divisional Director: Australasia, Richard Johnson as Non-Executive Director, both with effect from August 3, 2004.
	In November 2004, Emperor's rights offer closed and we subscribed for our entitlement under the rights offer
2005	In August 2005, the shareholders approved a convertible loan facility to assist with Emperor's restructuring plan. An operational and support agreement was also signed pursuant to which we will provide Emperor with management and technical services.
	On November 16, 2005, we concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds our Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in Papua New Guinea.

Geology and Mineralization

        Vatukoula is a low-sulphidation epithermal gold deposit associated with alkaline type igneous rocks in a volcanic setting. This volcanic setting and rock type is typical of several major gold mines in the southwest Pacific region, such as Porgera. The ore deposits lie along the margin of Tavua volcanic caldera and consist of various types of quartz-adularia-telluride-auriferous-pyrite fillings deposited in fractured, faulted and shattered volcanic rocks.

        The majority of the Vatukoula mine's ore bodies are situated in the southwest portion of the volcanic margin of the Tavua volcanic caldera, a large shield volcano about 9.3 miles (15.0 kilometers) in diameter.

        Volcanism commenced about 5 million years ago and ceased about 3.5 million years ago. The ore bodies were the last major geological event and mineralized fractures persist throughout the very late stage sediments that filled in the central part of the caldera. The gold is found as native gold, auriferous pyrite, and as gold tellurides.

Mining and Processing

        Most of the known ore bodies at Vatukoula are relatively narrow, flat dipping structures previously mined by room and pillar methods. They are now mined predominantly by longwall stoping, although throughout the mine a number of other mining methods, such as sub-level stoping and caving, cut-and-fill, shrinkage stoping and up-dip mining, are also practiced. The remnants of 50 years of room and pillar mining are also currently being successfully exploited.

        Current production at the Vatukoula mine comes from four mining sections that are named according to the shaft or drive access: Smith Shaft, Philip Shaft, R1-Cayzer Shaft and the Emperor Decline Shaft.

        The Emperor plant, built in 1997, consists of two parallel grinding mills, namely a Smith grinding mill and a larger Morgardshammer mill. There are also two flotation circuits, one for slimes washed from the ore, and a conventional sulphide circuit for the grinding circuit product. Both circuits are combined in a thickener and roasted before passing through a CIP circuit. Loaded carbon is stripped and the gold-rich solution is combined with the calcine rich solution for zinc precipitation before being smelt into bars. As at June 30, 2005, the plant utilizes approximately 75% of its capacity.

Exploration and development

Emperor holds three mining tenements. Special Mining Lease:

- S54 – covers an area of approximately 610 m^2 and expires on March 21, 2025;
- S55 - covers an area of approximately 400 m^2 and expires on March 21, 2025; and
- S56 – covers an area of approximately 250 m^2 and expires on March 21, 2025.

Additionally, Emperor holds 100% of Special Prospecting Licenses, or SPLs, for tenements 1201, 1283, 1296, 1344, 1360 and 1411. Emperor has also submitted applications for Special Prospecting License CX626 situated south of and adjacent to SPL 1411 on the island of Vanua Levu.

Environmental and closure aspects

The Emperor Section is subject to Fiji environmental regulations in respect of its exploration and mining activities. The Emperor board's policy is to work with Government environmental protection agencies to ensure compliance with all relevant regulations. In addition, the Emperor Section undertakes environmental projects which it considers appropriate.

The Emperor Section has an internal reporting system with regard to environmental activities, and operational managers are required to provide monthly updates on performance to the Managing Director who brings, and allows, operational managers to bring, major issues to the attention of the Emperor board of directors. We are not aware of any environmental issues in the Emperor Section that could have a material adverse impact on the Group's business.

Life of Mine

Based on a gold price of approximately $420 per ounce (A$551 per ounce) at an exchange rate of A$1.31 = $1 at June 30, 2005, our 45.33% share of the Proven and Probable Ore Reserves of the Emperor Section has increased by 40.6% or 0.1 million ounces, mainly due to the additional 25.5% interest acquired in July 2004. Emperor's current life-of-mine plan is based on a projected life of 5 years. A Mineral Resource competent person is appointed at each operation to review our Ore Reserves calculations for accuracy. For Emperor, Greg MacDonald (AusIMM) is the appointed Mineral Resource competent person.

Current production

Emperor's production or related revenue and costs are not consolidated into our results, as we account for the associate's results using the equity method. Total gold production decreased in fiscal 2005 to 113,892 from 118,581 in fiscal 2004. The decrease in production resulted primarily from delays in the Philip Shaft Deepening Project; poor heavy vehicle availability due to delays in the re-build program and ageing fleet; lower than expected mining grades; high levels of absenteeism in the workforce; and flooding on the lower levels of the Smith Shaft in April 2005.

The following table details our 45.33% attributable share of the production results from the Emperor Section for fiscal 2005:

	Period ended June 30 2005[1]
Production	
Surface and underground operations	
Ore mined ('000 tons)	234
Recovered grade (oz/ton)	0.19
Gold produced (ounces)	45,426

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[1] We increased our ownership in Emperor to 45.33% with effect from July 30, 2004 and Emperor is now accounted for using the equity method. As a result we have not disclosed the attributable portion of Emperor's production results for fiscal 2004 and fiscal 2003.

Exploration Projects

Our exploration and project development activities during fiscal 2005 continued to enhance our growth strategy by growing the Tolukuma Section (through both brownfields and greenfields exploration). Total exploration and project expenditure for fiscal 2005 was $2.1 million for the Tolukuma Section. During fiscal 2005, we lodged an application for a prospecting right in respect of the Argonaut area in South Africa. ERPM also lodged an application for a prospecting right over the Sallies area in South Africa. Both these applications are pending at the Department of Minerals and Energy.

South Africa

Argonaut Project

The Argonaut Project represents the southern down-dip extension of the Central Rand Goldfield. The strike length of the area covered by the mineral rights covers approximately 19 miles (30 kilometers) from Durban Deep in the west to ERPM in the east with the possible exploitation of part of the potential mineralized material striking 3 miles (5 kilometers) east/west from City Deep Mine to Robinson Deep Mine and extending from 9,900 feet to 13,200 feet (3,018 meters to 4,023 meters) below surface. Most of the main exploration target area incorporated by our 42 square kilometers of mineral rights above the 5,000 meter depth contour of the Main Reef Leader is covered by urban residential development. The mining activity may, as a result, give rise to an increase in seismicity and associated environmental pollution in the immediate proximity of the mine. If operated, this would be the first mine in the world to operate at such depths and the seismicity associated with the mining activity and the impact on the health and safety of the mine employees working in the underground section is unknown at this stage. The environmental risks could result in public opposition to the project and delay our application for the necessary permits, or prevent the implementation of the project.

In utilizing a comprehensive computerized database of historical underground sample and borehole core assay values of the Main Reef and Main Reef Leader, sedimentological and structural interpretations of these major gold-bearing ore bodies across the former Central Rand have been undertaken with the objective of defining sedimentological facies trends and delineating geozones for statistical and geostatistical estimation purposes and predictive analysis. A log-linear extrapolation technique was applied to the trend directions exhibited within the data for each geodomain, enabling the calculation of the likely distances over which the gold accumulation decreases within the respective geodomains down the palaeoslope. The end product is a grade block model for the Main Reef Leader showing the rapid downdip decrease in the gold accumulation in all of the defined geodomains.

Renewed focus had been placed on progressing the Argonaut Project by reviewing the geological modeling in the project target area and valuation model. The results were a substantial downgrading of the estimated mineralized material from that previously reported. Due to unreliable data, no estimate of mineralized material was deduced for the Main Reef. Future work will include the drilling of three additional boreholes to test the model and extrapolations and estimates, and upgrade and increase the mineralized material estimate within our mineral rights area.

At June 30, 2005, no Ore Reserves have been included in the Proven and Probable Ore Reserve statement. The lead time to mining any reserves is estimated to be in excess of 10 years.

During fiscal 2004, progress on advancing the Argonaut Project towards a bankable feasibility study was hampered by the low Rand gold price and the enactment of the MPRD Act which delayed the issuing of a prospecting permit by the DME. Under the MPRD Act, the prospecting permit is classified as a pending application and, as a result, only geological modeling and resource estimation took place.

During fiscal 2005, the Argonaut mineral rights reverted to the South African Government. We lodged an application for a prospecting right in respect of the Argonaut area, which is pending at the Department of Minerals and Energy. The Argonaut Project still represents a promising, yet challenging deep-level mining development opportunity which is dependent on significant increases in the Rand gold price before becoming viable.

Papua New Guinea

Tolukuma Section

Tolukuma has ten Exploration Licenses, or ELs, as well as one new EL application and a Mining Lease 104, or ML104. The ML104 covers an area of 7.68 square kilometers and has extensive exploration tenements in the vicinity of the mine covering approximately 9,937 square kilometers and within 40 minutes flying radius of the mine site. The Tolukuma Section is being explored using geophysical surveys, interpretation of satellite images, mapping and sampling of streams. This is followed up by detailed mapping, trenching and drilling of prospective target areas.

Exploration within the mining lease was expanded with the purchase of two underground diamond drill rigs, including one with long hole capability, and an additional rig for surface drilling. This brings the number of rigs on site to five in fiscal 2004, compared to only one in fiscal 2003. No new drills were added during fiscal 2005. The short-term focus will continue to be on increasing the resource base at and around the Tolukuma Section.

In fiscal 2005, exploration was focused on finding resources for mill feed. Much of this work involved diamond drilling concentrated mostly within ML104. Some regional exploration was also carried out in a few of the outer ELs. An intensive diamond-drilling program with associated fieldwork is planned for the coming year. This work is aimed at testing more than sixteen drill targets identified and classified within ML104. More regional exploration work is also being planned for other ELs outside of EL580 and ML104.

Much of the ML104 exploration involved diamond drill testing of mostly known structures both on surface and underground. Tolukuma's five diamond drill rigs which includes three surface (DT250P, DT600O, LY 44) and two underground (LMA 90, KEMPE) were all utilized. All rigs except the DT250P stayed within ML104. The DT250P also drilled 3 holes at the Mt. Sen prospect with EL580. During the year, a total of 68 holes have been drilled for a total of 23,487 meters.

Diamond drilling underground led to the discovery of several new structures. The more significant structure is the Degot/Fundoot with over 70,000 ounces contained gold potential. This structure has already been accessed from underground and is likely to be mined in the near future. The southern extension of this structure is currently being tested.

Another structure with about a 200 meter strike length and thought to be the fault-displaced portion of the Zine and Gulbadi (converged) has also been drill tested. A couple of high grade intersections have been obtained within this structure including one 1.5 meters at 42.9 g/t. The southern extension is also being tested with the LMA 90 rig in the process of testing the Degot/Fundoot. All results from this structure will be reviewed to further assess the resource potential.

Follow-up exploration work in fiscal 2005 continued at the Gulbadi Red Structure, Zine/120, Sawmill and the Banana-Snake Creek. Additionally, limited surface mapping and sampling resulted in the discovery of a number of new structures within the southern portion of the lease. The first two are the Tolukuma South and Tolukuma Southeast structures which returned highest trench results of 0.8 meters at 7.4 g/t and 1.0 meters at 3.9 g/t respectively. Further work is required in these areas. Exploration work was also undertaken in the following areas: Gira (under EL 1297), Aikora (under EL 1327) and Minaru (under EL 1264).

Exploration tenements remain in good standing and our mine lease ML104, expires on August 29, 2012. Below is a summary of exploration licenses:

EL No	No of Sub blocks	Area under EL (sq km)	Status	Expiry date
683	30	102	under renewal	April 3, 2005
580	68	230	under renewal	April 4, 2005
1264	75	254	under renewal	April 29, 2005
1327	146	494	under renewal	June 23, 2005
894	75	254	under renewal	April 3, 2005
1284	58	196	current	April 18, 2006
1297	75	254	current	August 30, 2006
1271	564	1,909	current	January 4, 2007
1352	550	1,862	current	October 18, 2006
1366	403	1,364	current	January 4, 2007
1379	648	2,194	current	May 3, 2007
Totals	**2,692**	**9,114**		

Closed Operations

North West Operations

Overview

Until March 22, 2005, we owned 100% of the North West Operations through our wholly owned subsidiary, Buffelsfontein Gold Mines Limited, which in turn owns 100% of Hartebeestfontein Gold Mining Company Limited and Duff Scott Hospital (Pty) Limited. The consolidated mining operations of the North West Operations consisted of the Buffels Section and the Harties Section, which lie adjacent to each other within the Klerksdorp Goldfield on the northwestern rim of the Witwatersrand Basin.

Since its inception in 1949, Buffelsfontein Gold Mines Limited has produced over 32 million ounces of gold, with 20,100 tons of uranium as a by-product.

Mining activity at the Harties Section, including exploration, development and production dates back to 1949 with gold production from the area totaling over 38 million ounces, with uranium oxide, sulfuric acid, pyrite and silver being recovered as by-products.

On July 21, 2003, we entered into a 60-day review period on our North West Operations designed to restore the operations to profitability. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 3,000 employees retrenched and the placing of No. 6 Shaft of the Harties Section on a "care and maintenance" program, effectively suspending the use of the asset. On March 16, 2004, we reopened the No. 6 Shaft at the Harties Section to mine high grade areas on a selective basis. We recalled approximately 800 employees previously retrenched from the North West Operations to man this shaft. On February 18, 2004, we announced the closure of the No. 11 Shaft in the Buffels Section after the revised work practices implemented based on the operational review proved to be unsustainable. As a result, approximately 1,000 employees were retrenched. The total cost of the July 21, 2003 and March 16, 2004 retrenchments was $7.1 million.

With the continuing strength of the Rand and the decline in the Rand gold price, we entered into a 60-day review period at the Buffels Section at our North West Operations on June 26, 2004, in order to restore profitability. An agreement was reached with all the relevant parties early in August 2004 to close the No. 9 Shaft, but to keep the No. 10 and 12 Shafts in operation, on the condition that certain defined sustainability thresholds are met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005, at a cost of R 3.7 million ($0.6 million). At October 31, 2004, approximately 600 employees were employed at No. 10 and 12 Shafts.

On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 Shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, we closed the No. 2 Shaft because of concerns for the safety of employees. On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited, which order was granted on the same day. For further details, see the "Legal Proceedings" section of Item 4D: "Property Plant and Equipment."

Property

The North West Operations were located in the Klerksdorp Goldfield of the Witwatersrand Basin approximately 100 miles (161 kilometers) southwest of Johannesburg near the towns of Stilfontein and Klerksdorp, North West Province, and are reached via the R12 Johannesburg-Potchefstroom-Kimberley highway.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

The mines' infrastructure included the shaft complexes, metallurgical plants, engineering workshops and its associated tailings dams. Buffels had mining title to 17,575 acres (7,113 hectares) and freehold title to 4,893 acres (1,980 hectares). The Harties Section had mining title to 15,560 acres (6,297 hectares) and freehold title to 375 acres (152 hectares), all held in the name of Buffels. The Buffels Section consisted of one mining license, ML4/2001 in respect of statutory mining rights, and one prospecting permit, RP54/2002 in respect of statutory mining rights and mineral rights held by the Buffels Section.

Accommodation for staff was situated on the property as well as in the neighboring towns of Stilfontein and Klerksdorp. In addition to mining its lease area, the Buffels Section operated and mined the adjoining Harties Section mineral rights areas and another area pursuant to royalty-based tribute agreements with Lucas Block Minerals Limited, a South African company, and the Harties Section.

The average mining depth at the Harties Section is 5,322 feet (1,622.1 meters), 961 feet (292.9 meters) below mean sea level and at the Buffels Section is 6,099 feet (1,859 meters), 1,790 feet (545.6 meters) below mean sea level.

History

1949	Hartebeestfontein Gold Mining Company Limited, or Hartebeestfontein, was incorporated as a public company in South Africa on June 20, 1949. The company is dormant and no longer trades.
1995	Buffelsfontein Gold Mines Limited, or Buffels, was incorporated and registered as a public company in South Africa on September 20, 1995, under the name Camelian Investments (Pty) Ltd. Camelian Investments changed its name to Buffelsfontein Gold Mines Ltd on December 29, 1995. As of December 31, 1995, Buffels acquired the assets and liabilities of the Buffelsfontein mine division of Buffelsfontein Gold Mines Company Limited previously managed by Gencor Limited, a South African mining company.
1997	We acquired Buffels on September 15, 1997.
1999	On August 16, 1999, Buffels acquired both the Harties business assets and Hartebeestfontein from Avgold Limited.
2003	On July 21, 2003, we entered into a 60-day review period of our North West Operations. The process was completed on September 21, 2003, with approximately 3,000 employees retrenched at a cost of $6.5 million and the placing of certain infrastructure (No. 6 Shaft at the Harties Section) on a "care and maintenance" program.
2004	In March 2004, the No. 6 Shaft at the Harties Section was reopened to mine high grade areas on a selective basis. We recruited 800 staff previously retrenched to man this shaft.
	In April 2004, the No. 11 Shaft at the Buffels Section was closed as the shaft reached the end of its economic life. Approximately 1,000 employees were retrenched at a cost of $0.6 million.
	In September 2004, the No. 9 Shaft at the Buffels Section was closed as the shaft reached the end of its economic life.
2005	On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale.
	On March 16, 2005, further seismic activity in the area occurred and we closed the No. 2 Shaft because of concerns for the employees' safety.
	On March 22, 2005, an application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited, which order was granted on the same day.
	On October 6, 2005, we concluded an agreement with Simmer and Jack Limited, or S&J for the sale of its shareholding in Buffelsfontein Gold Mines Limited subject to certain conditions.
	On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein Gold Mines Limited proposed by S&J and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa.
	All the conditions of the scheme have been met, and the order for the provisional liquidation of Buffelsfontein was lifted by the High Court of South Africa on November 1, 2005.

Geology and Mineralization

The Buffels Section and Harties Section, were predominantly underground operating mines located within a geographical region known as the Witwatersrand Basin, that exploit gold bearing reefs consisting of Vaal Reef ore and surface sources from previously discarded low-grade rock dumps. The Vaal Reef is an oligomictic, quartz-pebble conglomerate no more than 20 inches (50 centimeters) thick. Gold is present throughout the reef horizon, but is concentrated on the bottom contact, where carbon commonly forms as a thin seam.

The Buffels Section exploited the Vaal Reef, occurring within the Central Rand Group of the Witwatersrand Supergroup, at the base of the Strathmore formation. The bulk of the Buffels Section Ore Reserves had been mined-out but the infrastructure was being used to access remnant reserves and blocks originally bypassed because of structural complexity. Access from the surface to the underground workings of the mine was through vertical and underground incline shafts. Mining of the reef took place in stope panels. Holes were drilled into the solid rock and were charged with explosives and blasted. The loosened rock was removed from the stope panels and was conveyed to the shaft, tipped into the ore-pass systems, hoisted to the surface and conveyed to the metallurgical plant for gold extraction.

Similar to the Buffels Section, the Harties Section exploited the Vaal Reef within the Central Rand Group of the Witwatersrand Supergroup. Gold production at the Harties Section started in 1955 on the Vaal Reef. By the late 1990s the mine had reached a position where its life was dependent on the mining of shaft pillars and scattered remnants. The Harties Section had been converted from a high-grade mine with a short life to a medium-grade mine with a longer life. This has been achieved in three stages, firstly, by the conversion of the previous owners' mine plan and operating method, secondly, by dropping the pay limits and putting in place a medium-term operational plan including the opening up of old mining areas for remnant mining, and thirdly, developing a sustainable life of mine plan that would have been supported by areas not included in the previous owners' mining plan due to high pay limits.

Mining and processing

Metallurgical processing facilities at the North West Operations included two operating plants. All the underground ore was processed by the Buffels or South Plant. All the surface material was processed in the North Plant previously known as the Low Grade Gold Plant, or LGGP, with limited underground material. These plants had a combined operating capacity of 260,000 tpm.

Electricity for South Africa is provided by Eskom, which is government owned. Eskom is the largest producer of electricity in Africa. In South Africa, Eskom operates a national power supply grid consisting of 24 power stations across the country. Electricity to the North West Operations is provided from the Kardell and Hermies substation located between Stilfontein and Orkney in the Buffels area. Electricity is supplied directly from the national power grid to these substations at 88,000 volts. Further substations, located on mine site, transform the power to 6,600 volts for direct supply to the shaft winder and air compressors. The power supply is further reduced to 525 volts for smaller devices and equipment used on the mine. The average annual power consumption is about 852 gigawatt hours, or GWHr and the maximum demand is about 92 megawatts.

Environmental and closure aspects

Dust pollution was addressed through an active vegetation program and selective ridge plowing in areas marked for rehabilitation. The vegetation program for the tailings dams was preceded by a detailed scientific and site-specific evaluation of the tailings complex. Based on the results of geo-chemical analyses performed, the tailings medium was prepared for vegetation by the addition of lime to neutralize the natural acidic conditions and fertilizer. Vegetation was then established and care is taken to select species endemic to the area. A variety of species selected were then planted to ensure species diversity using either the leaching (irrigation) or dry land method. Regular monitoring was conducted. To address dust pollution in unvegetated areas, in the short-term, the open surface areas on top of the tailings dam are ridge ploughed mechanically. This method significantly reduces dust re-suspension. As an additional measure in inaccessible areas, environmentally friendly chemical and organic dust suppressants are employed, where necessary.

With the sale of Buffelsfontein to S&J, any liabilities or obligations in connection with the environmental rehabilitation of Buffelsfontein, as well as the management and pumping of underground water are the responsibility of S&J. S&J will have the benefit, however, of drawing down against the rehabilitation trust fund which was transferred to the Department of Minerals and Energy upon the provisional liquidation of Buffelsfontein.

Current Year Production

The following table details the operating and production results from the North West Operations for the past three fiscal years noting that the fiscal 2005 results are represented up until March 22, 2005, the date that Buffelsfontein was placed into provisional liquidation:

	Year ended June 30,		
	2005[1]	**2004**	**2003**
Production			
- Surface Operations			
Ore mined ('000 tons)	976	1,647	5,519
Recovered grade (oz/ton)	0.028	0.026	0.014
Gold produced (ounces)	27,328	43,180	78,447
- Underground Operations			
Ore mined ('000 tons)	1,088	1,834	2,774
Recovered grade (oz/ton)	0.159	0.163	0.139
Gold produced (ounces)	172,522	298,681	384,296
Total ounces produced	199,850	341,861	462,743
Results of Operations ($)			
Revenues ('000)	81,538	130,036	151,923
Production cost ('000)	100,695	134,465	144,568
Non-US GAAP Financial Data			
Cash cost per ounce of gold ($)[2]	504	393	312
Total cost per ounce of gold ($)[2]	630	441	321

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[1] These operating and production results for the Buffels and Harties sections are for the period ending March 22, 2005, which is the date that Buffelsfontein Gold Mine Limited was placed under provisional liquidation.

[2] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A: "Operating Results."

Durban Deep Section

Overview

The Durban Roodepoort Deep Gold Mine, or Durban Deep Section, was the original gold mine of the Group. The section is situated on the northern edge of the Witwatersrand Basin immediately to the west of Johannesburg. Mining had been taking place within the lease area since the discovery of the Witwatersrand Goldfield in 1886 at nearby Langlaagte.

As of August 2000, we ceased all underground and open pit mining operations at the Durban Deep Section. Following the withdrawal of our underground pumping subsidy, the deeper sections of the mine were flooded. On a combined basis, the Durban Deep Section produced more than 37 million ounces of gold prior to the cessation of operations.

We concluded an agreement with M5 Developments (Pty) Ltd, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million ($0.2 million), was granted an option to acquire the Durban Deep Section's mine village for R15.0 million ($2.2 million). The option was exercised on November 19, 2005 and the option fee will be deemed part payment of the purchase consideration.

Property

The Durban Deep Section is located within the Central Witwatersrand Basin which stretches from the Durban Deep Section in the west to the ERPM Section in the east. The Durban Deep Section is situated 9.3 miles (15 kilometers) west of Johannesburg and contains mining title to 14,262 acres (5,772 hectares) and owns 3,667 acres (1,484 hectares) of freehold property. These include administrative buildings, hospital, recreation complexes, housing in both hostel and free-standing houses and a security complex. We have title to substantial land tracts on the outskirts of the City of Roodepoort, which is located in this section. We do not intend to convert our old order rights under the MPRD Act.

Mining and processing

Five different ore bodies have been mined at the Durban Deep Section. Ore was mined from outcrops at the surface down to a maximum depth of 9,200 feet (2,804 meters) and the reefs are known to persist to 13,000 feet (3,962.4 meters) below the surface within the lease area.

Environmental and closure aspects

Underground mining at the Durban Deep Section ceased in August 2000. A detailed closure program was prepared and submitted to the DME in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed in accordance with the closure program.

In order to mitigate the impact of windblown dust from dormant tailings dams in proximity to surrounding communities, short-term dust suppression methods are currently being employed. In addition to dust suppression, amelioration and vegetation of the tailings dams, the closure program is also focused on the sealing of shafts and openings to the surface, the demolition and rehabilitation of shaft infrastructure and the rehabilitation of open surface areas.

The Durban Deep Section is located in the geographical area known as the Western Basin. There is no hydraulic continuity between the Western Basin and the Central Basin. Water has already begun to flood to the surface in this area from other neighboring mining operations. This water is of poor quality, containing heavy metals, sulphates and other pollutants. However, there has been no flooding of water to the surface on any of our properties located in the Western Basin.

We developed a program to progressively seal all potential ingress points at the Durban Deep Section. During fiscal 2005, our rehabilitation and environmental closure efforts continued in pursuit of the objectives of the mine's Environmental Management Program. A total of 39 hectares of additional vegetation was established on 2L24 Dump and, with the exception of Circular Shaft, all previously operational shafts have now been closed and capped. All plugs used have been approved by the DME which also performs periodic inspections during the sealing phase to monitor progress. However, despite these sealing programs, naturally occurring water conduits and other geological features which are not mine-related and may not be located on mine property will allow surface water, especially storm runoff, to reach underground aquifers. This will eventually cause water levels to rise. The costs associated with sealing off all potential water ingress points at the Durban Deep Section have been included in our provision for environmental rehabilitation, restoration and closure costs. The Company will continue to rehabilitate this land by breaking down the shaft heads and plugging holes.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for the Durban Deep Section, in current monetary terms as at June 30, 2005, is $5.9 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on our balance sheet. A total of $2.1 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

West Wits Section

Overview

We own 100% of West Witwatersrand Gold Mines Limited, or West Wits, which held the West Wits Section. We acquired the entire share capital of West Witwatersrand Gold Holdings Limited, which was the parent company of West Wits, as well as Consolidated Mining Corporation Limited's loan to West Witwatersrand Gold Holdings Limited, on April 1, 1996. We also acquired the entire issued capital and the shareholders' claim and loan account of East Champ d'Or Gold Mine Ltd, a gold mining company with mining title in the West Rand. The mining assets were sold to Bophelo Trading (Pty) Limited, subsequently renamed, Mogale Gold (Pty) Limited, or Mogale, during fiscal 2004, effectively leading to the closure of the mining operation.

The West Wits Section is situated on the northern edge of the Witwatersrand Basin near the town of Krugersdorp to the west of Johannesburg.

Property

The West Wits Section was formed out of the northern section of Randfontein Estates located in the West Rand Goldfields, about 22.0 miles (35.4 kilometers) west of Johannesburg, Gauteng Province. The mine is reached via the R28 Johannesburg-Krugersdorp highway.

West Wits also had rights to mine on three adjacent mining leases, namely, East Champ d'Or, West Rand Consolidated and Luipaardsvlei. West Wits had mining title to 8,364 acres (3,790 hectares) and owns 72 acres (29 hectares) of freehold property on which all of its mining operations are situated. These rights were sold to Mogale during fiscal 2004.

The climate of the Highveld area (at an elevation of 5,249 feet (1,600 meters) above mean sea level), where the mine is situated, is humid continental with warm summers and cold winters. Temperatures range from a minimum of 23 degrees Fahrenheit (-5 degrees Celsius) in June and July to a maximum of 93 degrees Fahrenheit (34 degrees Celsius) in December and January.

West Wits Section has entered into an agreement with Randfontein Estates Gold Mines Limited (represented by Harmony Gold) and Atomaer (Pty) Limited, for the establishment of a regional underground water management vehicle. The ultimate objective of this initiative is to collectively collect, process and report environmentally sensitive information relating to the impact of underground water seepage on to surface, to the Department of Water Affairs and Forestry, or DWAF. It has set itself the objective of putting in place the requisite infrastructure and technology to establish a commercially self-sustainable entity to extract underground water, treat the same and to dispose of it either for commercial or agricultural use. Representations to DWAF to allow the treatment and disposal of water on commercial terms were favorably received.

An integrated water management process for this area is important, both from the perspective of optimizing natural water resources, considering the predominantly dry climate of South Africa, and also from an environmental perspective – a program that captures and treats underground water before it decants into the Tweelopiesspruit area and the Krugersdorp Game Reserve (which is just upstream from the Sterkfontein Caves system) is in place. If the above initiatives fail and the ingress of water and the subsequent flooding into sensitive areas occur, and to the extent that liability is attributed to us, and not only to West Witwatersrand Gold Mines Limited, the amounts involved could be significant.

History

1967	West Witwatersrand Gold Mines Ltd, or West Wits, was incorporated and registered as a public company in South Africa on December 21, 1967.
1996	We acquired the entire share capital of West Wits on April 1, 1996.
2000	All mining ceased at the West Wits Section in August 2000.
2002	We entered into an agreement with Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty) Limited, or Mogale, for the sale of the West Wits gold plant, freehold areas, surface rights permits and certain related assets.
2003	The agreement with Mogale was subsequently amended by a Memorandum of Agreement on June 6, 2003. The effective date of this sale was July 21, 2003.
2004	Mogale was placed under judicial management on April 13, 2004. As a result, the remaining balance on the purchase price was impaired for $1.1 million.
2005	West Wits enters into an agreement with Randfontein Estates Gold Mines Limited and Atomaer (Pty) Limited, for the establishment of a regional underground water management vehicle.

Mining and processing

In August 2000, we decided to cease all operations at both the underground and open pit operations at the West Wits Section. This decision was taken after the South African government withdrew the water pumping subsidy. Without the subsidy, mining at the West Wits Section became prohibitively expensive. The mining operation is an agglomeration of old mines on the Randfontein Basin separated from the main part of the Witwatersrand Basin by a geological structure known as the Witpoortjie Horst. Over fifteen different gold-bearing pebble horizons have been mined. Ore has been mined from outcrops at the surface down to a maximum depth of approximately 5,900 feet (approximately 1,800 meters).

West Wits mined the Livingston Reef package, locally known as the East Reef. It comprises a 100-foot thick package of conglomerates and quartzites dipping at an average of 18 degrees. The combined West Wits Section produced more than 1.0 million ounces of gold since inception, before the cessation of underground and open-pit operations at the end of August 2000. Subsequent to the cessation of mining operations, the metallurgical plant at the West Wits Section was taken over by the Crown Section for the processing of sand dumps only.

Environmental and closure aspects

Underground mining at the West Wits Section ceased as of August 2000. We are required to affect environmental closure at the West Wits Section although certain aspects of this have been assumed by Mogale. Commensurate with the decision to close these operations, a detailed closure program was prepared and submitted to the DME in December 2000. The drafting of the program was preceded by a comprehensive risk assessment process, during which both residual and latent environmental risks and impacts were identified and prioritized. The risks identified are currently being addressed by the West Wits Section, in accordance with the closure program submitted to the DME. In order to mitigate the impact of windblown dust from dormant tailings dams in proximity to surrounding communities, short-term dust suppression methods are currently being employed. Although this is to continue until 2006, the program is being run along with a vegetation program, currently focusing on the main tailings impoundments in question, namely the main mine complex. During fiscal 2004, and as part of the rehabilitation program, a total of 17,000 trees were planted on the complex and key surface areas were rehabilitated and grassed. Preliminary indications are that the tree species have established well.

Shaft rehabilitation has been scheduled to run concurrently with the rehabilitation of the slimes dam project. This will in effect reduce the ingress of surface water to the groundwater system.

Similar to the Durban Deep Section, the company has developed a program to progressively seal all potential ingress points at the West Wits Section. In addition, DWAF has authorized the Council of Geoscience to rehabilitate the sources outside of the mining area. Further to this, rehabilitation of the main tailings dam was started during fiscal 2004, with ridge-ploughing and the establishment of dry land vegetation on the top surface of the dam.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the remaining cost for the West Wits Section, in current monetary terms as at June 30, 2005, is $1.7 million. This has been included in the provision for environmental rehabilitation, restoration and closure costs on our balance sheet. A total of $1.8 million has been contributed to the Environmental Trust Fund. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Current year production

In fiscal 2004 these mining assets were sold to Mogale and accordingly, there was no production or related costs for fiscal 2005 and 2004. However, the following table details the operating and production results from the West Wits Section for the past three fiscal years:

	Year ended June 30,		
	2005	**2004**	**2003**
Production			
Surface Operations			
Ore mined ('000 tons)	-	-	1,606
Recovered grade (oz/ton)	-	-	0.009
Gold produced (ounces)	-	-	14,531
Results of Operations ($)			
Revenues ('000)	-	-	4,796
Production cost ('000)	-	-	4,859
Non US GAAP Financial Data			
Cash cost per ounce of gold ($)[1]	-	-	334
Total cost per ounce of gold ($)[1]	-	-	319

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[1] Cash cost per ounce and total cost per ounce are non-US GAAP financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For reconciliation to production costs see Item 5A: "Operating Results."

Legal Proceedings

Securities class action

On June 13, 2005, a securities class action was filed in the United States District Court for the Southern District of New York against us and two of our officers. Since then, four nearly identical securities class action complaints have been filed against us and the same officers. The cases have been consolidated in the Southern District of New York. We expect that a consolidated amended complaint will be filed on behalf of a group of lead plaintiffs selected by the Court to represent the putative class of plaintiffs alleged in the complaints. We anticipate that a response to such a complaint will be required some time in early 2006. To date, neither us, nor the individual defendants have been formally served with a statement of claim regarding these matters.

The actions are allegedly filed on behalf of purchasers of our shares during two purported class periods spanning from October 23, 2003 to February 25, 2005. The complaints allege generally that we and the individual defendants made false and misleading public statements regarding, among other things:

- the restructuring of our North West Operations in South Africa;
- our ability to reduce the negative impact of the increasing value of the South African Rand; and
- the strength of our balance sheet.

Based on our review of the complaints, we believe the lawsuits are without merit and intend to vigorously defend ourselves and our officers named in the complaints. We are not currently in a position to estimate the extent of any losses that may result from the securities class action.

Invalid Issuance of Ordinary Shares in Connection with the Rawas Acquisition

During the months of July and October of 1999, we issued and allotted a total of 8,282,056 ordinary shares to Rothschild Nominees Pty Ltd, Maxidrill Pty Ltd, PT Petrosea TBK, Repadre International Corporation, Minproc Engineering Pty Ltd, Rio Tinto Rawas Holdings Ltd, Continental Goldfields Ltd, Consolidated African Mines Ltd, JCI (Isle of Man) Ltd, Weston Inv. Ltd and Consolidated African Mines Australia Pty Ltd, all of which were creditors of Laverton or its subsidiaries, below the average stated capital price. At the time, our then executive chairman, Mr. R.A.R. Kebble, was a director of Laverton Gold NL and JCI Gold Limited. These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas, a gold mine located in Indonesia, in consideration for, or in anticipation of receiving, shares in and claims against various companies with ownership interests in Rawas and its mining rights. Evidence came to light revealing that the ordinary shares were issued without our legal authority and suggesting that this occurred as a result of a transaction entered into for the benefit of certain third parties. However, because of subsequent trades, splits and consolidations, it was no longer possible to distinguish the affected shares from all of the other ordinary shares resulting in their identity being lost. This meant that it was no longer possible to identify the invalidly issued shares or their holders. Accordingly, it was not possible to remove these invalidly issued shares from our members' register. Under the South African Companies Act, 1973 (as amended), the High Court of South Africa is permitted to validate an invalid share issuance. During a shareholders' meeting in 2002, our shareholders, by special resolution, resolved to ratify the share issuance. We subsequently made an application to the High Court of South Africa to validate the invalid issuance. This application was successful and the High Court validated the issuance in July 2002.

Internal investigations, which began in 2000 after we became aware of certain irregularities in the transaction, continued and considered the potential for recovery through the pursuit of legal claims.

We have not instituted any actions against the recipients of our shares in this transaction as each of these entities had ceded to us their claims against the companies in the Rawas group in exchange for those shares. However, legal action has begun both in South Africa and Australia.

In July 2003, DRDGOLD Limited, Australasia (Pty) Limited and DRD Australasia Aps instituted action in the High Court of South Africa, against Messrs. R.A.R. Kebble, M. Prinsloo, J. Stratton and H. C. Buitendag and JCI Limited. The following claims are being pursued:

- R69.6 million ($11.2 million) for the 7,644,944 ordinary shares issued on July 9, 1999, at a price per share of R9.10; and
- R7.6 million ($1.2 million) for the 637,062 ordinary shares issued on October 8, 1999, at a price per share of R11.90.

We instituted a separate action in Australia on December 12, 2003 against Mr. C. Mostert, Mr. J. Stratton, Continental Gold Fields Limited, CAM Australia, (Pty) Ltd, Weston Investments (Pty) Ltd, CAM Jersey Ltd, and JCI (Isle of Man) Ltd for:

- R67,942 ($10,827) being the costs of issuing our shares;
- R77.0 million ($12.3 million) being profits made by third parties who were issued our shares at the time; and
- R4.7 million (0.8 million) being costs incurred to validate the shares invalidly issued.

Pleadings in these matters have closed and we are currently awaiting the allocation of a trial date by the High Court of South Africa.

Liquidation of Buffelsfontein Gold Mine Limited

On March 22, 2005, Buffelsfontein Gold Mines Limited (which owns the North West Operations), or Buffelsfontein, was placed under provisional liquidation after an earthquake damaged its No. 5 Shaft. Buffelsfontein had up until the date of provisional liquidation, maintained the underground water levels in the area by pumping water from underground to surface at three of its own shafts, as well as the Margaret Shaft of the neighboring Stilfontein Gold Mines Limited, or Stilfontein. The latter arrangement occurred in terms of an agreement entered into in 1992 between Stilfontein and Hartebeestfontein Gold Mines Limited, or Hartebeestfontein. Hartebeestfontein became a wholly-owned subsidiary of Buffelsfontein when Buffelsfontein subsequently acquired Hartebeestfontein.

In April 2005, AngloGold Ashanti Limited, or AngloGold Ashanti, brought urgent proceedings before the High Court of South Africa for an order to compel us to continue with the pumping operations after it was announced that Buffelsfontein had been placed into provisional liquidation. Relief was also sought against the relevant government departments to either assume responsibility for, or contribute to the pumping of underground water. These proceedings were postponed after the DWAF issued various directives under Section 19 of the Water Affairs Act against us, the provisional liquidators of Buffelsfontein, Harmony Gold, AngloGold Ashanti and Stilfontein to continue with pumping operations and to contribute to pumping costs in equal shares. A total of three directives have been issued, the last of which expired on October 21, 2005.

On October 6, 2005, we entered into an agreement with S&J for the sale of our shareholding in Buffelsfontein subject to certain conditions and approval by the High Court of South Africa. These conditions included indemnifying us against any liabilities or obligations related to environmental rehabilitation and the management and pumping of underground water. The proposed scheme of arrangement was conditional upon DWAF agreeing to substitute us with S&J to the extent that DWAF envisaged imposing further responsibility on us. On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by S&J and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa. All the conditions of the scheme have been met, and the order for the provisional liquidation of Buffelsfontein was lifted by the High Court of South Africa on November 1, 2005.

AngloGold Ashanti has, pursuant to the implementation of the scheme and the release by DWAF, notified us that it no longer intends to seek any substantive relief against us.

In terms of the DWAF directives, subsequent to the provisional liquidation of Buffelsfontein, we incurred pumping costs of approximately R8.2 million ($1.3 million).

Other Proceedings

On June 12, 2002, DRD Australia Aps and DRD Australia Pty Limited instituted proceedings against Mr. J. Stratton in the Supreme Court of Western Australia for payment of A$2,794,318 ($1.9 million) plus interest in respect of dishonestly assisting Mr. C. Mostert in making payments referred to below and receiving part of the proceeds of these wrongful actions. No trial date has been set as yet.

In 2003, DRD Australasia Aps instituted three separate proceedings against Mr. C. Mostert, Newshore Nominees (Pty) Ltd and Mr. R. Bryer in the Supreme Court of Western Australia for payment of A$902,000 ($622,650) in respect of unauthorized and undue payments made to Cartier Management (Pty) Ltd, and overpayment to Goldspark Ltd and Transit Securities Inc. It is alleged that payment was made to facilitate the intended acquisition of Dome Resources NL by favoring Mr. J.P. Boyer, a director of Dome Resources NL at the time, as well as other reasons.

Mr. M. Silver and Fairchoice Ltd have brought an action against us and Dome in the Supreme Court of New South Wales, Australia seeking to enforce a contract under which Dome agreed to pay, and we agreed to guarantee, a payment of $475,000 to Mr. M. Silver upon his retirement from the board of directors of Dome. Mr. M. Silver retired from Dome's board of directors in May 2000. The contract was also entered into in May 2000. However, we believe that this contract is not enforceable as it was not authorized by our directors or shareholders nor was it authorized by Dome's directors or shareholders. Therefore, we and Dome have not made any payment to Mr. M. Silver. We believe that this action is without merit and will continue to vigorously defend against it.

Newshore Nominees Pty Ltd, or Newshore, has brought an action against us in the District Court of Western Australia claiming that they are owed $148,000 as payment under an invoice issued in August 2000 for financial services. The Court ruled in favor of Newshore on March 31, 2004, ordering us to pay the amount claimed. We have since instituted appeal proceedings. Our claim against Newshore is still pending.

On May 20, 2003, a summons was issued by our former chairman, Mr. R.A.R. Kebble and his son, Mr. B. Kebble, against us, our executive chairman, Mr. M.M. Wellesley-Wood and Associated Intelligence Network (Pty) Limited, or AIN. AIN is a private investigator firm. Their claim is based on allegations that we hired AIN to invade their privacy by obtaining personal information about them and to cause them embarrassment and commercial harm. They seek compensation for damages suffered as a result of these alleged actions in an amount of R1.0 million ($0.2 million) each from us, Mr. M.M. Wellesley-Wood and AIN jointly and severally. In addition, they seek punitive damages in a total amount of R10 million ($1.6 million) from us and AIN jointly and severally. The punitive damages claim is unique under South African law. Initial hearings have taken place to decide a preliminary point raised by us that no such claim exists in South African law. The court has ruled against us on a technicality, making a ruling to the effect that the trial court will hear and adjudicate this issue. Mr. B Kebble has since passed on, and it is uncertain whether the executors of his estate intend to pursue this matter. Should they proceed, we will continue to defend against these claims. We are currently awaiting the allocation of a trial date.

On May 22, 2003, we issued a summons in the High Court of Johannesburg against Mr. R.A.R. Kebble in which we seek payment of R3.2 million ($0.5 million) plus interest. This amount represents a sum paid to Mr. R.A.R. Kebble by us during the period beginning in September 1999, and ending in April 2000, under a restraint of trade agreement entered into between us and Mr. R.A.R. Kebble. We believe that Mr. R.A.R. Kebble has repudiated and/or materially breached the provisions of this agreement. We have, accordingly, cancelled the agreement and we seek restitution of the amounts paid. Mr. R.A.R. Kebble has lodged a counterclaim, claiming cancellation of an agreement providing for the payment of retirement benefits ($0.3 million), and challenging the cancellation of share-options that he held at the time of his resignation from our board. Both these claims are being defended.

On April 22, 2002, we issued a summons in the High Court of Johannesburg against JCI Ltd and CAM Ltd for payment of R21.6 million ($3.4 million) plus interest for option fees on shares that we held in Randgold & Exploration Ltd, and in respect of which we extended an option to purchase to JCI Ltd and CAM Ltd against payment of an agreed option fee, plus a further claim for the reimbursement of costs, totaling R3.0 million ($0.5 million) which we had incurred on behalf of the defendants in the attempted corporate reconstruction of Western Areas Ltd and Randfontein Estates Gold Mine Ltd. The matter was heard on August 30, 2004. At this date partial settlement of certain small claims related to the larger JCI Ltd and CAM Ltd claim, to the value of R2.4 million ($0.4 million), was awarded to us by the High Court of Johannesburg. On October 21, 2004, the High Court of Johannesburg ordered JCI Ltd and CAM Ltd to pay us an amount of R35.7 million ($5.5 million), plus interest and costs, including the costs of two of our legal counsel. JCI Limited's and CAM Limited's counterclaim to recover the earlier part-payment was also dismissed with costs. JCI Ltd and CAM Ltd made an application to the High Court of Johannesburg for leave to appeal, which was rejected. In fiscal 2005, we received full payment of this claim.

On September 23, 2002, we and Harmony Gold Mining Company Limited, another South African gold mining company, filed a complaint with the South African Competition Commission against Iscor, a South African steel producer. The complaint alleges that Iscor is abusing its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition Commission dismissed our claim, and the matter has since been referred to the Competition Tribunal, who has the authority to overrule the determination of the commission. Pleadings in the matter have closed and we await the allocation of a hearing date.

We are not a party to any other material legal proceedings, nor to our knowledge is any of our property the subject of any other material pending legal proceedings.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with US GAAP. Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

The Operating and Financial Review and Prospects include the following sections:

- Operating results:

  o *Business overview*, a general description of our business.

  o *Key drivers of our operating results and principal factors affecting our operating results*, a general description of the principal uncertainties and variables facing our business and the primary factors that have a significant impact on our operating performance.

  o *Recent acquisitions and dispositions*, a description of the recent acquisitions and other transactions that have impacted, or will impact, our performance.

  o *Key financial and operating indicators*, a presentation of the key financial measures we use to track our operating performance.

  o *Application of critical accounting policies, a discussion of accounting policies that require critical judgments and estimates.*

  o *Operating results*, an analysis of our consolidated results of operations during the three fiscal years presented in our financial statements. The analysis is presented both on a consolidated basis, and by geographic segment.

- Liquidity and capital resources, an analysis of our cash flows, borrowings and our anticipated funding requirements and sources.

- Trend information, a review of the outlook for, and trends affecting, our business.

- Off-balance sheet arrangements.

- Tabular disclosure of contractual obligations, being the numerical review of our contractual future cash obligations.

5A. OPERATING RESULTS

Business overview

We are a gold mining company engaged in underground and surface gold mining, including exploration, extraction, processing and smelting. We have operations comprising underground and open-pit mining and surface retreatment operations, including the requisite infrastructure and metallurgical processing plants. Our operations are located in South Africa and Papua New Guinea. In addition, we hold a 45.33% equity interest in Emperor Mines Limited, or Emperor, in Fiji. We divide our worldwide operations into two geographic regions, based on revenue generated from the location of the seller, as follows:

- South Africa comprises the Blyvoor Section. We also hold a 40% equity interest in Crown Gold Recoveries (Pty) Limited which includes the Crown and ERPM Sections. On March 22, 2005, the North West Operations (Harties and Buffels Sections) were placed under provisional liquidation after an earthquake damaged its No. 5 Shaft. As a result we report the 2005, 2004 and 2003 information relating to the North West Operations as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

- Australasia is comprised of the Tolukuma Section, a 20% interest in the Porgera Joint Venture, or Porgera, and a 45.33% interest in Emperor.

In fiscal 2005, the continuing South African Operations accounted for 37% of our continuing production, 72% of our Ore Reserves, a $33.5 million net loss after tax and 32% of our total assets. The Australasian Operations accounted for 63% of our continuing production, 28% of our Ore Reserves, a net loss after tax of $3.9 million and 68% of our total assets.

Exploration activities are undertaken in South Africa, Papua New Guinea, Fiji and Australia.

From 1895 to 1997 our principal mining operation was the Durban Deep Section. Up to 1999, our general growth strategy was to acquire existing under-performing mines in South Africa at relatively low acquisition costs, and attempting to turn them into profitable business units by introducing low-cost mining methods and reducing costs through employing our experience in managing marginal gold mines to more efficiently utilize existing infrastructures. Since 1999 our focus has been to expand our operations outside of South Africa by acquiring lower cash cost and higher margin mines than those in South Africa, through the acquisition of Dome Resources NL (Tolukuma Section), our 20% interest in Porgera and our 45.33% interest in Emperor (Vatukoula Section).

The North West Operations recorded significant losses of $62.5 million, compounded by the collective negative impact of a series of events that culminated in a devastating earthquake. As a result, these operations were placed under provisional liquidation on March 22, 2005. This, as well as the continued weakness of the Dollar, price increases in key consumables in South Africa and operational difficulties ultimately resulted in a decrease in our results for fiscal 2005 in comparison to fiscal 2004 and fiscal 2003. Our balance sheet has strengthened as a result of the liquidation of the North West Operations, which had a negative $17.8 million net asset value, as at March 22, 2005.

As at June 30, 2005, we had Ore Reserves of approximately 5.6 million ounces, compared to 6.0 million ounces as at June 30, 2004, excluding reserves at our discontinued operations.

Key drivers of our operating results and principal factors affecting our operating results

The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:

- The price of gold, which fluctuates widely in local currencies;
- The tonnages produced and gold content thereof, impacting on the amount of gold we produce at our operations;
- The cost of producing that gold as a result of mining efficiencies; and
- General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in the developing countries in which we operate.

Gold price

Our revenues are derived primarily from the sale of gold produced at our mines. As a result, our operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the Dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The demand for and supply of gold may affect gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices, although we have previously entered into hedging arrangements, such as forward sales or other derivative instruments, which established a price in advance for the sale of our future gold production. During fiscal 2002, we undertook a major restructuring of our hedge book, designed to close out our hedge positions.

The following table indicates the movement in the Dollar gold spot price for the 2005, 2004 and 2003 fiscal years:

	2005 fiscal year	**2004 fiscal year**	**% increase**
Opening gold spot price on July 1,	$396 per ounce	$346 per ounce	14%
Closing gold spot price on June 30,	$437 per ounce	$396 per ounce	10%
Lowest gold spot price during the fiscal year	$387 per ounce	$343 per ounce	13%
Highest gold spot price during the fiscal year	$454 per ounce	$427 per ounce	6%
Average gold spot price for the fiscal year	$421 per ounce	$389 per ounce	8%

	2004 fiscal year	**2003 fiscal year**	**% increase**
Opening gold spot price on July 1,	$346 per ounce	$315 per ounce	10%
Closing gold spot price on June 30,	$396 per ounce	$346 per ounce	14%
Lowest gold spot price during the fiscal year	$343 per ounce	$302 per ounce	14%
Highest gold spot price during the fiscal year	$427 per ounce	$382 per ounce	12%
Average gold spot price for the fiscal year	$389 per ounce	$334 per ounce	16%

	2003 fiscal year	**2002 fiscal year**	**% increase**
Opening gold spot price on July 1,	$315 per ounce	$271 per ounce	16%
Closing gold spot price on June 30,	$346 per ounce	$315 per ounce	10%
Lowest gold spot price during the fiscal year	$302 per ounce	$265 per ounce	14%
Highest gold spot price during the fiscal year	$382 per ounce	$327 per ounce	17%
Average gold spot price for the fiscal year	$334 per ounce	$296 per ounce	13%

A significant upward trend in the Dollar gold price has been noted over the past few years, however, as the majority of our production has been sourced from our South African Operations during those three fiscal years, the impact of the Rand/Dollar exchange rate has been significant on our operating results. Whereas the Dollar gold price has shown consistent growth over the last three fiscal years, the Rand gold price (based on average prices for the year) has decreased from R3,023 per ounce, in fiscal 2003, to R2,619 per ounce in fiscal 2005.

Gold production and production costs

Gold production from our continuing operations, including our 20% attributable share of Porgera, totaled 433,586 ounces during fiscal 2005, in comparison to 466,284 ounces in fiscal 2004, and 330,253 ounces in fiscal 2003. The North West Operations (our discontinued operation) recorded production of 199,850 in fiscal 2005, 341,861 in fiscal 2004 and 462,743 in fiscal 2003.

Our costs and expenses consist primarily of production costs, royalties and depreciation and amortization. Production costs include labor, contractor services, stores, electricity and other related costs, incurred in the production of gold. Labor is the largest component of production costs, constituting 51% of production costs for fiscal 2005, as the majority of our mining operations are deep level underground mines which are more labor intensive.

At our continuing South African Operations, production decreased from 262,157 ounces in fiscal 2003, produced from 4.6 million tonnes milled at an average yield of 2.24g/t, to 233,094 ounces in fiscal 2004, produced from 3.1 million tonnes milled at an average yield of 2.33g/t, to 161,878 ounces produced from 3.5 million tonnes milled at an average yield of 1.43g/t in fiscal 2005. Due to the decline in the Rand gold price over the last three fiscal years, our South African Operations have increasingly focused on mining higher grade ore panels, to achieve an increased yield from the tonnages milled. During fiscal 2005, however, the benefits of mining higher grade ore were negated as a result of poor initial recoveries from the Slimes Dam project at Blyvoor.

At our Australasian Operations production increased from 68,096 ounces in fiscal 2003, produced from 0.2 million tonnes milled at an average yield of 13.07g/t, to 233,190 ounces, produced from 1.1 million tonnes milled at an average yield of 6.38g/t in fiscal 2004, to 271,708 ounces, produced from 1.4 million tonnes milled at an average yield of 5.99g/t in fiscal 2005. Our 20% interest in Porgera contributed 195,394 ounces in fiscal 2005, produced from 1.2 million tonnes milled at an average yield of 5.06g/t, in comparison with 147,475 ounces, produced from 0.9 million tonnes milled at an average yield of 4.87g/t in fiscal 2004 (acquired October 14, 2003). The Tolukuma Section has been a consistent producer at a high grade of 11.25g/t in fiscal 2005, 13.60g/t in fiscal 2004 and 13.07g/t in fiscal 2003.

Due to the accessibility of the Ore Reserves at our Australasian Operations and the high yield per tonne milled, these operations produced at a cash cost[1] of $226 per ounce and a total cost[2] of $343 per ounce in fiscal 2005, compared with our continuing South African Operations that produced at a cash cost of $464 per ounce and a total cost of $628 per ounce in fiscal 2005.

General economic factors

As at October 31, 2005, we have three operations in two countries (South Africa and Papua New Guinea), and we are exposed to a number of factors, which could impact on our profitability, resulting from exchange rate fluctuations, inflation and other risks relating to these specific countries (refer to Item 3D.: "Risk factors"). In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

As of June 30, 2005, approximately 57% of our total revenues (including revenue of our discontinued operation) are generated in South Africa, and approximately 43% of our total revenues are generated from operations in Papua New Guinea. Most of our production costs, therefore, are denominated in local currencies, such as the South African Rand and the Papua New Guinean Kina. In fiscal 2005, we derived 100% of our revenues in Dollars and incurred 83% of our production costs in these local currencies. Although fiscal 2005 was marked by a stabilization of the trend noted in the prior year of the weakening of the Dollar against the Rand, this currency movement still accounted for approximately $4 per ounce, or 6%, of the total increase in cash costs per ounce for our South African Operations from fiscal 2004. The weakening of the Dollar against the Rand accounted for $121 per ounce, or a 101%, increase in cash costs per ounce for our South African Operations from fiscal 2003 to fiscal 2004. As the price of gold is denominated in Dollars and we realize our revenues in Dollars, the depreciation of the Dollar against these local currencies reduces our profitability. Based upon average rates during the respective years, the Rand strengthened by 10% against the Dollar in fiscal 2005 compared to fiscal 2004 and 24% from fiscal 2003 to fiscal 2004. This has led to an effective decrease of 8.5% in the average Rand gold price in comparison to fiscal 2004 and 11.2% in fiscal 2004, compared to fiscal 2003. The Kina, based on average rates in the respective fiscal years, strengthened by 4% against the Dollar in fiscal 2005 compared to fiscal 2004 and 16% in fiscal 2004 compared to fiscal 2003.

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[1] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A:. "Operating Results – Reconciliation of cash costs per ounce, total costs and total costs per ounce."

[2] Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A:. "Operating Results– Reconciliation of cash costs per ounce, total costs and total costs per ounce."

As an unhedged gold producer we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements of the Rand and Kina. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our operations or to continue the development of some or all of our projects. Our weighted average total costs per ounce for the continuing operations of our wholly-owned subsidiaries, as well as Porgera, was $449 per ounce of gold produced in the fiscal 2005 year, $418 per ounce in the 2004 fiscal year and $151 per ounce in the 2003 fiscal year. The average gold price received, from continuing operations, was $423 per ounce in fiscal 2005, $393 per ounce in fiscal 2004 and $331 per ounce in fiscal 2003.

In addition, to fund local operations and comply with South African exchange controls, we hold funds in local currencies, such as the Rand, Kina and Australian Dollar. The Dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, our cash and cash equivalents reported in Dollars could change. At June 30, 2005, approximately 64% of our cash and cash equivalents, being $23.2 million, were held in such currencies in comparison to 66%, or $14.8 million, at June 30, 2004 and 100%, or $44.4 million, at June 30, 2003.

Effect of inflation

In the past, our operations have been materially adversely affected by inflation. As we are unable to control the prices at which our gold is sold, if there is a significant increase in inflation in South Africa and in Papua New Guinea, without a concurrent devaluation of the local currency or an increase in the price of gold, our costs will increase, negatively affecting our operating results.

The movement in the Rand/Dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Consumer Price Index, or CPIX, are set out in the table below:

Year ended June 30,	2005 (%)	2004 (%)	2003 (%)
The average Rand/Dollar exchange rate strengthened	(9.8)	(23.9)	(11.0)
Less: CPIX (inflation rate)	3.5	4.8	9.6
Net effect	(13.3)	(28.7)	(20.6)

The South African CPIX inflation rate has decreased in fiscal 2005 from fiscal 2004 and has decreased significantly in comparison to historical trends. However, historically the effect of the movements in the exchange rate has exacerbated the effect on profitability experienced as a result of the movement in the CPIX inflation rate, as illustrated above.

The movement in the Kina/Dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the Papua New Guinea CPIX, are set out in the table below:

Year ended June 30,	2005 (%)	2004 (%)	2003 (%)
The average Kina/Dollar exchange rate (strengthened)/weakened by	(3.9)	(13.7)	5.9
Less: CPIX (inflation rate)	0.9	1.9	19.0
Net effect	(4.8)	(15.6)	(13.1)

The Papua New Guinea CPIX inflation rate has decreased in fiscal 2005 from fiscal 2004. The decrease in the inflation rate in Papua New Guinea has also been exacerbated by the strengthening of the Kina against the Dollar, as illustrated above.

South African political, economic and other factors

We are a South African company with a large portion of our operations situated in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally. South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for financial institutions and individuals have been incrementally relaxed. It is, however, impossible to predict when the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D.: "Exchange controls."

On May 1, 2004, the Mineral and Petroleum Resources Development Act, or MPRD Act, became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights need to be converted to new order rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described more fully under Item 4B.: "Business Overview – Governmental regulations and its effect on our business - South Africa – Common Law Mineral Rights and Statutory Mining Rights."

Papua New Guinea political, economic and other factors

Our operations based in Papua New Guinea are also subject to political and economical uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation of existing contracts, mining licenses and permits, changes in laws or taxation policies, currency exchange restrictions and international monetary fluctuations.

Recent acquisitions and dispositions

In June 2002, we entered into an agreement with Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty) Limited, or Mogale, for the sale of the West Wits gold plant and certain related assets for R25.0 million ($2.4 million) to process certain sand dumps, surface materials, freehold areas and surface right permits located at the West Wits Section. We retain the right to mine underground by virtue of certain mining titles and mining authorizations on the property, subject to the conversion of these rights in terms of the MPRD Act. As part of the agreement, we agreed to indemnify Mogale against any loss, damage or expense which Mogale might incur as a result of any liability in connection with the transferred assets, the cause of which arose prior to this sale. The effective date of this sale was July 21, 2003, when all of the conditions precedent were fulfilled and Mogale was granted a mining license.

Beginning in July 2002, we entered into a series of transactions, consistent with our black economic empowerment strategy (see Item 4B.: "Business Overview"), resulting in the sale of 60% of our interest in Crown Gold Recoveries (Pty) Limited, or CGR, to Khumo Bathong Holdings (Pty) Limited, or KBH, for R105.0 million ($11.6 million). In October 2002, CGR acquired 100% of the outstanding share capital of, and loan accounts in, East Rand Proprietary Mines Limited, or ERPM, for R100.0 million ($11.0 million) from Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock.

With effect from October 14, 2003, we acquired the shares in Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP. The transaction was affected through the amalgamation of OMP, MRP and our wholly-owned subsidiary, Dome Resources (PNG) Limited. OMP changed its name to DRD (Porgera) Limited. This resulted in us acquiring a 20% interest in the Porgera Joint Venture in Papua New Guinea for $77.1 million, comprising $16.7 million in shares and $59.2 million in cash, net of cash acquired. The Porgera mine's main business focus is the extraction of gold.

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, we have been, and expect to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combinations and acquisition opportunities. To ensure that our Ore Reserve base is maintained, or increased, we are currently focusing on acquiring low cost, high margin mines in other global regions. Our recent acquisitions, over the last fiscal year, include an increase in our interest in Emperor from 19.78% as at June 30, 2004, to 45.33% through a takeover offer completed on July 30, 2004. We acquired 29,097,269 Emperor shares in exchange for 6,612,676 of our ordinary shares, valued at $16.6 million, based on the market value of our shares on the date of issue.

On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited, our subsidiary that owns the North West Operations, which order was granted on the same day. On October 6, 2005, we concluded an agreement with Simmer and Jack Limited, or S&J, for the sale of our shareholdings in Buffelsfontein subject to certain conditions. These include indemnifying us against any liabilities or obligations that could arise relating to environmental rehabilitation and the management and pumping of underground water. The proposed scheme of arrangement was conditional upon the following:

- Department of Water Affairs and Forestry, or DWAF, agreeing to substitute us with S&J to the extent that DWAF envisaged imposing further responsibility on us;
- the acceptance by the High Court of South Africa and the majority of Buffelsfontein's creditors of a scheme arrangement proposed by S&J; and
- approval by the Competition Commission of South Africa.

On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by S&J and accepted by the majority of Buffelsfontein creditors, including us, was approved and sanctioned by the High Court of South Africa. The order for the provisional liquidation of Buffelsfontein was lifted by the High Court of South Africa on November 1, 2005 and all the conditions of the scheme have been met.

On July 6, 2005, we signed a Memorandum of Understanding with our black economic empowerment partner, KBH, regarding the acquisition by KBH of a 15% stake in our South African Operations. The intention of the transaction is to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining Charter. On October 27, 2005, our board of directors approved the black economic empowerment transaction. The transaction has been facilitated by the IDC, which agreed to a debt restructuring in CGR. The transaction comprises the exchange of 75% of KBH's 60% stake in CGR, including its wholly-owned subsidiary ERPM and a cash payment of $2.0 million (R13.2 million), for an effective 15% interest in our wholly-owned subsidiary, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor. The new structure results in Khumo Gold SPV (Pty) Limited, or Khumo Gold, which is an affiliate of KBH, acquiring initially, a 15% interest in a newly created vehicle, DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA, which includes ERPM, CGR and Blyvoor. We will retain an 85% interest. In addition, Khumo Gold was granted an option, exercisable over the next three years, to acquire a further 11% interest in DRDGOLD SA for $1.4 million (R9.3 million). Khumo Gold will place a portion of the further 11% interest in a new Employee Trust. DRDGOLD Limited will subscribe for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares will be used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million (R2.7 million) new preference shares in CGR, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for an initial 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million). Dr. Paseka Ncholo, our Non-Executive Chairman, will take over as Executive Chairman of DRDGOLD SA with effect from November 1, 2005.

We concluded an agreement with M5 Developments (Pty) Ltd, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable monthly fee of R0.5 million ($0.1 million) payable until the exercise of the option, was granted an option to acquire the Durban Deep Section's mine village for R15.0 million ($2.2 million). The option was exercised on November 19, 2005 and the option fee will be deemed part payment of the purchase consideration.

On November 16, 2005, we concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds our Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in Papua New Guinea. Currently we, through DRD (Isle of Man), hold a 45.33% interest in Emperor. Implementation of the transaction requires the restructuring of our offshore operations, whereby DRD (Isle of Man) will transfer the following material assets to our new wholly-owned subsidiary, DRDGOLD (Offshore) Limited, or DRD (Offshore):

- its 45.33% interest in Emperor; and
- an A$10.0 million ($7.6 million) convertible loan facility which DRD (Isle of Man) has advanced to Emperor, in terms of which we can elect to convert such debt facility into additional Emperor shares at A$0.30 ($0.23) per Emperor share.

We will then sell DRD (Isle of Man) to DRD (Offshore) for a purchase consideration of $230.0 million. The restructuring is subject, inter alia, to the following conditions precedent:

- our shareholder approval;
- South African Reserve Bank, or SARB, approval; and
- other regulatory consents.

DRD (Offshore) will then sell DRD (Isle of Man) to Emperor. The purchase consideration for DRD (Isle of Man) is $230.0 million, which is subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD (Isle of Man) between October 1, 2005, which is the effective date, and completion of the transaction. The purchase consideration will be settled by:

- the issue of 751,879,699 new Emperor shares to DRD (Offshore), issued at A$0.35 ($0.26) per share which currently equates to $200.0 million; and
- $30.0 million in cash.

The transaction is subject, inter alia, to the following conditions precedent:

- the restructuring becoming unconditional,
- approval by the Australian Foreign Investment Review Board;
- SARB approval;
- Emperor shareholder approval;
- there being no material adverse change in either Emperor or the gold assets; and
- a number of regulatory and banking consents and approvals being obtained.

Upon completion of the transaction and the issue of the new Emperor shares, we will hold approximately 90.5% of Emperor and Emperor will become our subsidiary

On November 11, 2005 we acquired a 5% holding in the Australian Stock Exchange listed Allied Gold Limited, or Allied, for A$3.0 million ($2.3 million). In a separate transaction, we have also undertaken to, pursuant to any existing Allied shareholder electing not to follow its rights, take up not more than 17,420,000 shares, to be issued by Allied to raise an additional A$7.0 million ($5.3 million) at an issue price of A$0,40 ($0.30) per share. Both these transactions are subject to South African Reserve Bank approval. The capital raising, which represents approximately 17.5% of Allied's share capital will also be subject to Allied shareholder approval, which Allied has undertaken to seek to obtain by no later than January 20, 2006.

For further details on these transactions refer to Item 4A.: "History and Development of the Company."

Key financial and operating indicators

We consider the key performance measures for the growth of our business and its profitability to be gold revenue, production, production costs, cash costs per ounce and total costs per ounce, capital expenditure and Ore Reserves. The following table presents the key performance measurement data for the past three fiscal years:

Operating data

Continuing operations[1]

	Year ended June 30,		
	2005	**2004**	**2003**
Revenues ($'000)	183,609	183,254	109,419
Gold production (ounces)	433,586	466,284	330,253
Production costs ($'000)	136,520	143,026	90,761
Revenue ($/oz)	423	393	331
Cash costs ($/oz)	315	307	275
Total costs ($/oz)	449	418	151
Capital expenditure ($'000)	21,339	21,406	7,039
Ore Reserves (ounces)	5,567,000	5,969,000	5,925,000

Discontinued operation[1]

	Year ended June 30,		
	2005	**2004**	**2003**
Revenues ($'000)	81,538	130,036	151,923
Gold production (ounces)	199,850	341,861	462,743
Production costs ($'000)	100,695	134,465	144,598
Revenue ($/oz)	408	380	328
Cash costs ($/oz)	504	393	312
Total costs ($/oz)	630	441	321
Capital expenditure ($'000)	3,524	5,511	6,375
Ore Reserves (ounces)	-	5,047,000	8,483,000

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[1] For fiscal 2005, 2004 and 2003 the operating data excludes our 40% share of our equity accounted associate, CGR, including the Crown and ERPM Sections, and our 45.33% (2004: 19.78% and 2003: 19.81%) investment in Emperor, but includes our 20% attributable interest in the proportionately consolidated Porgera Joint Venture. On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005, 2004 and 2003 information relating to the North West Operations, as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

84

Revenue

Revenue is derived from the sale of gold. The following table analyzes the revenue per operation:

| | Year ended June 30, | | |
Continuing operations	**2005** $'000	**2004** $'000	**2003** $'000
Blyvoor Section	68,370	90,066	81,753
West Wits Section[1]	-	-	4,796
Total South African Operations	**68,370**	**90,066**	**86,549**
Tolukuma Section	32,446	32,743	22,870
Porgera Joint Venture[2]	82,793	60,445	-
Total Australasian Operations	**115,239**	**93,188**	**22,870**
Total	**183,609**	**183,254**	**109,419**
Discontinued operation			
North West Operations[3]	**81,538**	**130,036**	**151,923**

For fiscal 2005, revenue from continuing operations increased marginally from $183.3 million in fiscal 2004 to $183.6 million, with the average gold price received by us increasing to $423 per ounce, compared to $393 per ounce in fiscal 2004. The effect on revenue of the increased gold price was offset by the decrease in production of 32,698 ounces from fiscal 2004. On March 22, 2005 we announced the provisional liquidation of the North West Operations. Revenues from the North West Operations for the period ended March 22, 2005 were $81.5 million compared to $130.0 million in fiscal 2004. These operations have been treated as a discontinued operation.

For fiscal 2004, revenue from continuing operations increased from $109.4 million in fiscal 2003 to $183.3 million, with the average gold price received by us increasing to $393 per ounce in fiscal 2004, compared to $331 per ounce in fiscal 2003. The acquisition of our 20% interest in Porgera contributed $60.4 million to revenue for fiscal 2004. Other movements in revenue are attributable to changes in production volumes, from a total of 330,253 ounces in fiscal 2003 to 466,284 ounces in fiscal 2004, from continuing operations. The North West Operations recorded revenue of $151.9 million in fiscal 2003 and $130.0 million in fiscal 2004.

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[1] With effect from July 21, 2003, we disposed of the West Wits operating mining assets in a black economic empowerment deal to Mogale, for $2.4 million.

[2] With effect from October 14, 2004, we acquired a 20% interest in the unincorporated Porgera Joint Venture. This interest is proportionately consolidated from that date.

[3] On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005, 2004 and 2003 information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Gold production

The following table analyzes the production per operation:

	Year ended June 30, Production in ounces		
Continuing operations	**2005**	**2004**	**2003**
Blyvoor Section	161,878	233,094	247,626
Surface operations	23,920	34,883	44,626
Underground operations	137,958	198,211	203,000
West Wits Section [1]	-	-	14,531
Total South African Operations	**161,878**	**233,094**	**262,157**
Porgera[2]	195,394	147,475	-
Tolukuma Section	76,314	85,715	68,096
Total Australasian Operations	**271,708**	**233,190**	**68,096**
Total	**433,586**	**466,284**	**330,253**
North West Operations[3]	**199,850**	**341,861**	**462,743**
Surface operations	27,328	43,180	78,447
Underground operations	172,522	298,681	384,296

For fiscal 2005, our total gold production from continuing operations decreased by 32,698 ounces, or 7%, to 433,586 ounces from 466,284 ounces produced in fiscal 2004. Gold production from our continuing South African Operations decreased by 31% from 233,094 ounces produced in fiscal 2004 to 161,878 ounces in fiscal 2005. This was as a result of the poor recoveries at the Slimes Dam Project and the restructuring, which impacted productivity, completed in the second quarter of fiscal 2005 at Blyvoor. Gold production at the Australasian Operations increased by 17%, from 233,190 ounces in fiscal 2004, to 271,708 ounces in fiscal 2005. This is as a result of improved production at Porgera in the first two quarters of our financial year, reflecting higher grades and the installation of a secondary crusher. The North West Operations were placed under provisional liquidation on March 22, 2005, following a series of events culminating in a devastating earthquake, and have therefore been treated as a discontinued operation.

For fiscal 2004, our total gold production from continuing operations increased by 136,031 ounces, or 41%, to 466,284 ounces from 330,253 ounces produced in fiscal 2003. Gold production from our South African Operations decreased by 11% from 262,157 ounces produced in fiscal 2003 to 233,094 ounces in fiscal 2004. This is attributable to us ceasing mining unprofitable gold reserves as a result of the lower Rand per kilogram gold price. Gold production at the Australasian Operations increased by 242% from 68,096 ounces in fiscal 2003 to 233,190 ounces in fiscal 2004, mainly due to the acquisition of our 20% attributable interest in the Porgera Joint Venture and improved gold recovery at the Tolukuma Section.

A more detailed review of gold production at each of our operations is provided under Item 4D.: "Property, Plant and Equipment."

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[1] With effect from July 21, 2003, we disposed of the West Wits operating mining assets in a black economic empowerment transaction to Mogale, for $2.4 million.

[2] With effect from October 14, 2004, we acquired a 20% interest in the unincorporated Porgera Joint Venture. This interest is proportionately consolidated from that date.

[3] On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005, 2004 and 2003 information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

Cash costs[1] and total costs [2] per ounce

Our operational focus is to increase production, improve productivity and reduce costs. For fiscal 2005, cash costs from our continuing operations increased to $315 per ounce of gold from $307 per ounce of gold in fiscal 2004. Total costs from our continuing operations increased to $449 per ounce of gold from $418 per ounce of gold in fiscal 2004.

In fiscal 2005, the cash costs per ounce from our continuing South African Operations increased by 18%, from $393 per ounce to $464 per ounce, compared to fiscal 2004. Cash costs per ounce from our Australasian Operations increased by 2%, from $221 per ounce to $226 per ounce compared to fiscal 2004. The increase in cash costs per ounce at our South African Operations was mainly due to the strengthening of the Rand against the Dollar, price increases in key consumables (labor, inventories and electricity), a decrease in production due to the poor recoveries at the Slimes Dam Project and the restructuring completed in the second quarter of fiscal 2005 at Blyvoor. The increase in cash costs per ounce at our Australasian Operations was due to less efficient mining and increased costs associated with consumables and services, especially the cost of fuel.

In fiscal 2004, the cash costs per ounce from our continuing South African Operations increased by 44% whereas the cash costs per ounce for the Australasian Operations decreased by 21%, compared to fiscal 2003. The increase in cash costs per ounce at our South African Operations was mainly due to the strengthening of the Rand against the Dollar and operational difficulties due to the mining of below pay-limit panels, poor advances per blast, lower than expected mine call factors, increased lock-up in the plant due to the ending of surface rock dump feed to the mill and poor recoveries from the Slimes Dam Project. The decrease in cash costs per ounce at our Australasian Operations was primarily due to our acquisition of Porgera which operated at a cash cost of $215 per ounce in fiscal 2004.

Our total cost per ounce from continuing operations, increased from $418 per ounce in fiscal 2004 to $449 per ounce in fiscal 2005. This increase was mainly due to employment termination costs of $4.2 million ($10 per ounce) at the Blyvoor Section and our head office in South Africa in fiscal 2005, unrealized foreign exchange losses of $9.3 million ($15 per ounce) recorded in fiscal 2005, compared to unrealized foreign exchange gains of $10.7 million ($26 per ounce) recorded in fiscal 2004.

Our total cost per ounce from continuing operations, increased from $151 per ounce in fiscal 2003 to $418 per ounce in fiscal 2004. This increase was mainly due to the weakening of the Dollar against the local operating currencies. The total cost per ounce of $151 recorded in fiscal 2003 included a profit on financial instruments of $42.4 million ($128 per ounce) as a result of the closing out of put and call options. In addition, the total cost per ounce of $418 recorded in fiscal 2004 included additional depreciation of $19.5 million ($41 per ounce), primarily due to the acquisition of Porgera.

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[1] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A:. "Operating Results."
[2] Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A:. "Operating Results."

Reconciliation of cash costs per ounce, total costs and total costs per ounce

Cash costs per ounce, total costs and total costs per ounce are not US GAAP financial measures.

Cash costs of production include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, employment termination costs, corporate administration costs, capital costs and exploration costs. Cash costs per ounce are calculated by dividing production costs by ounces of gold produced. Cash costs per ounce have been calculated on a consistent basis for all periods presented.

Total production costs include cash costs of production, depreciation, depletion and amortization and the accretion of rehabilitation, reclamation and closure costs.

Total costs, as calculated and reported by us, include total production costs, plus other operating and non-operating income, finance charges and other operating and non-operating costs, but excludes taxation, minority interest, equity in loss from associates and the cumulative effect of accounting changes. These costs are excluded as the mines do not have control over these costs and they have little or no impact on the day-to-day operating performance of the mines. Total costs per ounce are calculated by dividing total costs by attributable ounces of gold produced. Total costs and total costs per ounce have been calculated on a consistent basis for all periods presented.

Cash costs per ounce, total costs and total costs per ounce are non-US GAAP financial measures that should not be considered by investors in isolation or as alternatives to production costs, net (loss)/profit applicable to common stockholders, (loss)/profit before tax and other items or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. While the Gold Institute has provided definitions for the calculation of cash costs, the calculation of cash costs per ounce, total costs and total costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash costs per ounce, total costs and total costs per ounce are useful indicators to investors and management of an individual mine's performance and of the performance of our operations as a whole as they provide:

- an indication of a mine's profitability and efficiency;

- the trend in costs;

- a measure of a mine's margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold; and

- a benchmark of performance to allow for comparison against other mines and mining companies.

A reconciliation of production costs to total costs, cash costs per ounce and total costs per ounce, for each of the three years in the period ending June 30, 2005, is presented below. In addition, we have also provided below detail of the ounces of gold produced by mine for each of those periods.

For the year ended June 30, 2005
(in $'000, except as otherwise noted)

	Blyvoor	West Wits[1]	Other[2]	Total South African Operations	Porgera[3]	Tolukuma	Other	Total Australasian Operations	Total	Discontinued operation North West[4]
				Continuing operations						
Production costs	73,814	-	1,218	**75,032**	36,210	25,278	-	**61,488**	**136,520**	**100,695**
Plus:										
Depreciation and amortization	2,716	-	(2,773)	**(57)**	11,613	3,336	(1,095)	**13,854**	**13,797**	**971**
Movement in rehabilitation provision, reclamation and closure costs	(1,353)	299	1,368	**314**	2,424	(1)	-	**2,423**	**2,737**	**1,023**
Total production costs	75,177	299	(187)	**75,289**	50,247	28,613	(1,095)	**77,765**	**153,054**	**102,689**
Plus:										
Employment termination costs	3,050	-	1,151	**4,201**	-	-	-	**-**	**4,201**	**224**
Movement in gold in process	(421)	-	-	**(421)**	(1,182)	(114)	-	**(1,296)**	**(1,717)**	**383**
Non-operating income	(220)	(132)	2,445	**2,093**	265	955	3,074	**4,294**	**6,387**	**(320)**
Interest expense	607	1	9,926	**10,534**	-	-	831	**831**	**11,365**	**70**
Impairment of assets	-	-	664	**664**	-	-	-	**-**	**664**	**39,451**
Management and consulting fees	307	-	5,599	**5,906**	493	-	252	**745**	**6,651**	**-**
Loss/(profit) on derivative instruments	388	-	(4,004)	**(3,616)**	-	-	-	**-**	**(3,616)**	**-**
Loss/(profit) on sale of mining assets	-	-	(2)	**(2)**	-	-	-	**-**	**(2)**	**-**
Profit on disposal of subsidiary	-	-	-	**-**	-	-	-	**-**	**-**	**(18,105)**
Selling, administration and general charges	1,786	187	4,982	**6,955**	3,427	3,702	3,693	**10,822**	**17,777**	**1,505**
Total costs	80,674	355	20,574	**101,603**	53,250	33,156	6,755	**93,161**	**194,764**	**125,897**
Gold produced (ounces)[5]	161,878	-	-	**161,878**	195,394	76,314	-	**271,708**	**433,586**	**199,850**
Cash costs per ounce ($ per ounce)	456	-	-	**464**	185	331	-	**226**	**315**	**504**
Total costs per ounce ($ per ounce)	498	-	-	**628**	273	434	-	**343**	**449**	**630**

---

[1] With effect from July 21, 2003, we disposed of the West Wits operating mining assets in a black economic empowerment deal, to Mogale Gold Limited.

[2] Relates to other non-core operating entities within the Group.

[3] With effect from October 14, 2004, we acquired a 20% interest in the Porgera Joint Venture.

[4] On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005, 2004 and 2003 North West Operations' information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

[5] The gold production numbers exclude production from our 40% held associate, Crown Gold Recoveries (Pty) Limited, which holds the Crown and ERPM Sections, and our 45.33% investment in Emperor, but include our 20% attributable interest in the Porgera Joint Venture.

For the year ended June 30, 2004
(in $'000, except as otherwise noted)

	Blyvoor	West Wits[1]	Other[2]	Total South African Operations	Porgera[3]	Tolukuma	Other	Total Australasian Operations	Total	North West[4]
										Discontinued operation
				Continuing operations						
Production costs	90,366	-	1,189	**91,555**	31,650	19,821	-	**51,471**	**143,026**	**134,465**
Plus:										
Depreciation and amortization	2,643	-	(1,199)	**1,444**	9,260	7,340	7,931	**24,531**	**25,975**	**4,160**
Movement in rehabilitation provision, reclamation and closure costs	779	109	(30)	**858**	180	148	63	**391**	**1,249**	**2,206**
Total production costs	93,788	109	(40)	**93,857**	41,090	27,309	7,994	**76,393**	**170,250**	**140,831**
Plus:										
Employment termination costs	899	-	-	**899**	-	-	-	**-**	**899**	**7,064**
Movement in gold in process	579	-	-	**579**	(1,499)	-	-	**(1,499)**	**(920)**	**(80)**
Non-operating income	(192)	(136)	(23,125)	**(23,453)**	(9)	(118)	11,602	**11,475**	**(11,978)**	**(881)**
Interest expense	906	-	6,800	**7,706**	1,103	226	(1,285)	**44**	**7,750**	**162**
Impairment of assets	-	-	2,990	**2,990**	-	-	-	**-**	**2,990**	**1,276**
Management and consulting fees	198	-	1,850	**2,048**	244	-	156	**400**	**2,448**	**-**
Loss/(profit) on derivative instruments	1,376	-	(334)	**1,042**	-	-	-	**-**	**1,042**	**124**
Loss/(profit) on sale of mining assets	56	-	(1)	**55**	-	-	-	**-**	**55**	**-**
Selling, administration and general charges	2,037	1,430	23,303	**26,770**	1,979	3,032	(9,181)	**(4,170)**	**22,600**	**2,344**
Total costs	99,647	1,403	11,443	**112,493**	42,908	30,449	9,286	**82,643**	**195,136**	**150,840**
Gold produced (ounces) [5]	233,094	-	-	**233,094**	147,475	85,715	-	**233,190**	**466,284**	**341,861**
Cash costs per ounce ($ per ounce)	388	-	-	**393**	215	231	-	**221**	**307**	**393**
Total costs per ounce ($ per ounce)	427	-	-	**483**	291	355	-	**354**	**418**	**441**

---

[1] With effect from July 21, 2003, we disposed of the West Wits operating mining assets in a black economic empowerment deal, to Mogale Gold Limited.

[2] Relates to other non-core operating entities within the Group.

[3] With effect from October 14, 2004, we acquired a 20% interest in the Porgera Joint Venture.

[4] On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005, 2004 and 2003 North West Operations' information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

[5] The gold production numbers exclude production from our 40% held associate, Crown Gold Recoveries (Pty) Limited, which holds the Crown and ERPM Sections, and our 19.78% investment in Emperor, but include our 20% attributable interest in the Porgera Joint Venture.

For the year ended June 30, 2003
(in $'000, except as otherwise noted)

	Blyvoor	West Wits[1]	Other[2]	Total South African Operations	Total Australasian Operations	Total	Discontinued operation North West[3]
				Continuing operations			**Discontinued operation**
Production costs	65,240	4,859	1,557	**71,656**	**19,105**	**90,761**	**144,598**
Plus:							
Depreciation and amortization	1,509	402	369	**2,280**	**6,561**	**8,841**	**1,761**
Movement in rehabilitation provision, reclamation and closure costs	130	71	306	**507**	**(27)**	**480**	**934**
Total production costs	66,879	5,332	2,232	**74,443**	**25,639**	**100,082**	**147,293**
Plus:							
Employment termination costs	85	53	542	**680**	**-**	**680**	**821**
Movement in gold in process	(160)	131	-	**(29)**	**593**	**564**	**687**
Non-operating income	(391)	(251)	(19,745)	**(20,387)**	**1,519**	**(18,868)**	**(1,216)**
Interest expense	530	10	5,544	**6,084**	**615**	**6,699**	**210**
Impairment of assets	-	-	-	**-**	**-**	**-**	**-**
Management and consulting fees	149	11	1,360	**1,520**	**130**	**1,650**	**-**
Loss/(profit) on derivative instruments	(41,719)	-	(665)	**(42,384)**	**-**	**(42,384)**	**(1,437)**
Loss/(profit) on sale of mining assets	-	(652)	(1,077)	**(1,729)**	**-**	**(1,729)**	**-**
Profit on disposal of subsidiary	-	-	(5,302)	**(5,302)**	**-**	**(5,302)**	**-**
Selling, administration and general charges	1,806	1	5,313	**7,120**	**1,501**	**8,621**	**2,207**
Total costs	27,179	4,635	(11,798)	**20,016**	**29,997**	**50,013**	**148,565**
Gold produced (ounces) [4]	247,626	14,531	-	**262,157**	**68,096**	**330,253**	**462,743**
Cash costs per ounce ($ per ounce)	263	334	-	**273**	**281**	**275**	**312**
Total costs per ounce ($ per ounce)	110	319	-	**76**	**441**	**151**	**321**

---

[1] With effect from July 21, 2003, we disposed of the West Wits operating mining assets in a black economic empowerment deal, to Mogale Gold Limited.

[2] Relates to other non-core operating entities within the Group.

[3] On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005, 2004 and 2003 North West Operations' information as a discontinued operation and all other operations as continuing operations. We have adjusted the results for prior reporting periods accordingly.

[4] The gold production numbers exclude production from our 40% held associate, Crown Gold Recoveries (Pty) Limited, which holds the Crown and ERPM Sections, and our 19.81% investment in Emperor, but include our 20% attributable interest in the Porgera Joint Venture.

Capital expenditure

Total capital expenditure relating to continuing operations during fiscal 2005 was $21.3 million, compared to $21.4 million in fiscal 2004. At our continuing South African Operations, capital expenditure decreased from $9.2 million in fiscal 2004, to $0.8 million in fiscal 2005, due to an increased focus on efficient utilization of existing assets. This expenditure included the installation of a Knelsen concentrator and Acacia reactor at the Blyvoor plant. Capital expenditure in the Australasian Operations, increased from $12.2 million in fiscal 2004, to $20.6 million in fiscal 2005. Of this expenditure $17.2 million relates to Porgera, mostly as a result of capitalized deferred stripping costs of $11.1 million, and $3.4 million relates to the Tolukuma Section, as a result of additions to plant, and equipment.

Total capital expenditure relating to continuing operations, during fiscal 2004 was $21.4 million, compared to $7.0 million in fiscal 2003, which represents a $14.4 million, or 206%, increase in capital expenditure on a Group level. At our continuing South African Operations, capital expenditure increased from $4.3 million in fiscal 2003 to $9.2 million in fiscal 2004, mainly due to the inclusion of new capital development projects, that included the completion of the No. 4 and 5 slimes dam project at Blyvoor amounting to $6.9 million, and the effects of the strengthening of the South African Rand against the Dollar by 16% during fiscal 2004. Capital expenditure in the Australasian Operations, increased from $2.7 million in fiscal 2003, to $12.2 million in fiscal 2004. The increase partly related to the strengthening of the local currencies against the Dollar, and the inclusion of $8.7 million of capital expenditure at Porgera, which included capitalized deferred stripping costs of $4.1 million.

Ore Reserves

As at June 30, 2005, our Ore Reserves, attributable to our continuing operations, were estimated at 5.6 million ounces, as compared to approximately 6.0 million ounces at June 30, 2004, representing a 7% decrease – mostly due to depletion during the year. The reduction was offset in part by continued efforts to explore and prove up Ore Reserves at the Tolukuma Section. Our Ore Reserves attributable to our continuing operations increased from 5.9 million ounces of gold in fiscal 2003 to 6.0 million ounces in fiscal 2004. As at June 30, 2004, 5.0 million ounces of Ore Reserves, in addition to those reflected above, were attributable to the North West Operations. These have been lost following the provisional liquidation of the North West Operations announced on March 22, 2005.

We seek to increase our Ore Reserves through development and to acquire new Ore Reserves through acquisitions.

	Year ended June 30,		
('000 ounces)	**2005**	**2004**	**2003**
Continuing operations			
Blyvoor Section	3,998	4,329	5,780
Total South African Operations	**3,998**	**4,329**	**5,780**
Porgera[1]	1,351	1,437	-
Tolukuma Section	218	203	145
Total Australasian Operations	**1,569**	**1,640**	**145**
Total	**5,567**	**5,969**	**5,925**
Associates[2]	**986**	**505**	**1,211**
Discontinued operation			
North West Operations[3]	**-**	**5,047**	**8,483**

---

[1] Our attributable 20% share of the Proven and Probable Ore Reserves in the Porgera Joint Venture is based on the information disclosed by Placer Dome Inc. (which has a 75% interest in the Porgera Joint Venture) in its Annual Report for the fiscal year ended December 31, 2004, as filed with the SEC on Form 40-F on March 5, 2004. The Porgera Ore Reserves are estimated as at December 31, 2004.
[2] Comprise our 40% interest in CGR, which owns the Crown and ERPM Sections, as well as, for fiscal 2005, our 45.33% interest in Emperor.
[3] On March 22, 2005, the North West Operations were placed under provisional liquidation. As a result we report the 2005, 2004 and 2003 information as a discontinued operation.

Application of critical accounting policies

Some of our critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

Management believes the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

- Mining assets
- Deferred stripping costs
- Impairment of mining assets
- Deferred income and mining taxes
- Reclamation and closure costs
- Environmental rehabilitation costs
- Collectability of receivables

Management has discussed the development and selection of each of these critical accounting policies with the Board of Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies.

Mining assets

Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, we estimate the amortization rate based on actual production over total Proven and Probable Ore Reserves of the particular mine. This rate is then applied to actual costs capitalized to date to arrive at the amortization expense for the period. Proven and Probable Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves, as determined in accordance with the SEC's Industry Guide 7 under the US Securities Exchange Act of 1934, as amended. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management's estimate of the total Proven and Probable Ore Reserves, would impact the amortization charges recorded in our consolidated financial statements.

Deferred stripping costs

We have only one significant open-pit operation, at Porgera, where stripping costs incurred during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio. For other open-pit operations stripping costs are expensed in the period in which they are incurred. Stripping costs included in mining assets as at June 30, 2005, for Porgera are $12.5 million (June 30, 2004: $3.5 million; June 30, 2003: $nil) with $11.1 million capitalized to mining assets during fiscal 2005 (fiscal 2004: $4.1 million; fiscal 2003: $nil). During fiscal 2005, the average stripping ratio was 7.1 in comparison with the Life of Mine stripping ratio of 3.5. Wedge and mudstone failure on the West Wall of the Stage 5 pit at Porgera created unplanned waste material which is in the process of being removed and negatively affected the stripping ratio. The stripping ratio is determined based on the life of mine plan. The estimate of the total reserves of a mine could be materially different from the actual gold mined and from the actual usage of a mine due to changes in the factors used in determining the economic value of our mineral reserves and deferred stripping costs, such as the gold price and foreign currency exchange rates. Any change in management's estimate of the total expected future life of a mine would impact the amortization charge recorded and deferred stripping capitalized in our consolidated financial statements.

Impairment of mining assets

The impairment of long-lived assets is accounted for in accordance with the Statement of Financial Accounting Standards, or SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*," or SFAS 144.

Under SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable, including a reduction in the extent to which a gold plant is used, a dramatic change in the amount of the Ore Reserves, a substantial drop in the gold price, a change in the law or environment in the country in which the Ore Reserves are based or gold is sold, forecasts showing lack of long-term profitability or production costs are in excess of an amount originally expected when the asset was acquired or constructed. Recoverability of an asset or asset group is assessed by

comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. Therefore, changes could occur which may affect the recoverability of our mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The asset or asset group is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by these assets, taking into account current market conditions and the expected lives of our assets. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is calculated on a mine-by-mine basis. We make the analysis periodically on a mine-by-mine basis or when indicators of impairment exist. During fiscal 2005, $0.7 million was recorded as an impairment and during fiscal 2004, $1.4 million (attributable to our discontinued operation) was recorded as an impairment through applying these principles. No impairments were recognized during fiscal 2003.

Deferred income and mining taxes

We follow the liability method of accounting for deferred income and mining tax whereby we recognize the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

A valuation allowance is raised against deferred tax assets which are not considered more likely than not to be realizable. These determinations are based on the projected realization of tax allowances and tax loss carry forwards. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. If these tax assets are not more likely than not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If we determine that it is more likely than not that we would be able to realize the tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded. Management considers historical taxable positions in determining if a tax asset will be utilized, specifically with reference to the immediately preceding three fiscal years. As a result of these determinations, additional valuation allowances of $10.1 million, $16.9 million and $nil were recorded during fiscal 2005, 2004 and 2003, respectively. The bulk of these related to the continuing South African Operations. In addition, valuation allowances relating to our discontinued operation, the North West Operations, amounted to $nil, $70.2 million and $50.3 million in fiscal 2005, 2004 and 2003, respectively.

Reclamation and closure costs

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 143, "*Accounting for Asset Retirement Obligations,*" or SFAS 143. SFAS 143 came into effect for fiscal years beginning after June 15, 2002 and we adopted it on July 1, 2002. SFAS 143 requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and is depreciated over the life of the asset. Prior to the adoption of SFAS 143, we accrued for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine.

The provision for asset retirement obligations relates to expected costs associated with the demolition of gold plants, shaft headgear and shaft infrastructure. Estimates of these costs are based on our knowledge at the time of creating the provision. Determining these costs is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. These estimates are subject to changes in regulations and unexpected movements in inflation rates and are, therefore, subject to annual review to ensure that the asset and liability is a fair reflection of the expected reclamation and closure costs as at June 30 of every year. The actual liability for rehabilitation costs can vary significantly from our estimate, if our assessment of these costs changes. As we use the expected cash flow technique to determine our future liability, the liability is determined by discounting the estimated cash flows using a credit-adjusted risk-free rate. Thus, the effect of our credit standing is reflected in the discount rate rather than in the estimated cash flows. As at June 30, 2005, the discount rate was determined to be 7.26%. As a result of changes in estimates, additional liabilities of $0.1 million, $2.0 million and $0.6 million were raised in fiscal 2005, 2004 and 2003, respectively, including movements related to the discontinued operation.

Environmental rehabilitation costs

Where a related asset is not easily identifiable, other estimated rehabilitation costs associated with the revegetation of tailings dams, revegetation of rock dumps and the rehabilitation of open cast areas are accrued as tailings are deposited. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Based on current environmental regulations and known rehabilitation requirements, our management has included its best estimate of these obligations in our Provision for Rehabilitation. However, it is reasonably possible that these estimates of our ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. As a result of changes in estimates, additional liabilities of $3.7 million, $1.5 million and $0.8 million were raised in fiscal 2005, 2004 and 2003, respectively, including the discontinued operation.

In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds, to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Collectability of receivables

In determining the collectability of receivables, management judgment is required in instances where uncertainty exists over the period and amount of cash flows which will be received. In determining this expectation, operational and economical circumstances affecting the receivable are considered. These principles were applied in evaluating the collectability of the receivables owed by CGR, ERPM, KBH and Mogale. Advances to the value of $1.9 million and $5.2 million were provided for in fiscal 2004 and 2003, respectively. No further advances were made during fiscal 2005, however we provided for $0.6 million against the receivable owed by Mogale.

Operating results

Comparison of financial performance for fiscal year ended June 30, 2005 with fiscal year ended June 30, 2004

Revenue

The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2005 in comparison to fiscal 2004:

| | | Impact of change in volume | | | | |
$'000	Total revenue 2004	Acquisitions/ (dispositions)	Internal growth/ (decline)	Impact of change in price	Net change	Total revenue 2005
Blyvoor Section..................................	90,066	-	(27,989)	6,293	(21,696)	68,370
Total South African Operations......	**90,066**	**-**	**(27,989)**	**6,293**	**(21,696)**	**68,370**
Porgera Joint Venture.........................	60,445	**-**	18,833	3,515	22,348	82,793
Tolukuma Section	32,743	**-**	(3,695)	3,398	(297)	32,446
Total Australasian Operations	**93,188**	**-**	**15,138**	**6,913**	**22,051**	**115,239**
Total	**183,254**	**-**	**(12,851)**	**13,206**	**355**	**183,609**

Revenue from continuing operations, for fiscal 2005, was consistent at $183.6 million compared to $183.3 million in fiscal 2004, as a result of revenue from the Australasian Operations, negating the effect of a significant decrease in production volumes at the continuing South African Operations, because of poor recoveries at the Slimes Dam Project, the restructuring completed in the second quarter of our financial year at Blyvoor and the yield at these operations decreasing in fiscal 2005. The decrease in production in fiscal 2005 was partially offset by a stronger Dollar gold price received during the year. The average gold price received by us was $423 per ounce in fiscal 2005, compared to $393 per ounce in fiscal 2004.

Production costs

The following table illustrates the year-on-year change in production costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2005 in comparison to fiscal 2004:

| | | Impact of change in volume | | | | | |
$'000	Total production costs 2004	Acquisitions/ (dispositions)	Internal growth/ (decline)	Impact of change in costs	Foreign exchange	Net change	Total production costs 2005
Blyvoor Section.............................	90,366	-	(21,844)	(3,664)	8,956	(16,552)	73,814
Other[1]	1,189	-	-	29	-	29	1,218
Total South African Operations .	**91,555**	**-**	**(21,844)**	**(3,635)**	**8,956**	**(16,523)**	**75,032**
Porgera Joint Venture	31,650	-	14,698	(11,374)	1,236	4,560	36,210
Tolukuma Section.........................	19,821	-	(2,884)	7,567	774	5,457	25,278
Other[1]	-	-	-	-	-	-	-
Total Australasian Operations ...	**51,471**	**-**	**11,815**	**(3,808)**	**2,010**	**10,017**	**61,488**
Total..	**143,026**	**-**	**(10,030)**	**(7,443)**	**10,966**	**(6,506)**	**136,520**

---

[1] Relates to non-operating entities within the Group.

The following table lists the components of production costs for each of the years set forth below:

Costs	Years ended June 30, 2005	2004
Labor	51%	50%
Contractor Services	19%	19%
Supplies	19%	20%
Electricity	11%	11%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of our production costs in that region. Production costs are linked directly to the level of production of a specific fiscal year. We incurred production costs of $136.5 million in fiscal 2005, compared to $143.0 million in fiscal 2004. The decrease of 5% is mostly as a result of a decrease in production volumes at the continuing South African Operations which have been partially offset by an increase in production at the Australasian Operations. The majority of our production costs are incurred in local currencies and foreign exchange movements on these costs also contributed to the increase in production costs.

Rehabilitation provision

As of June 30, 2005, we estimate our total rehabilitation provision being the discounted estimate of future costs, to be $22.6 million ($nil of this balance relating to the discontinued North West Operations) as opposed to $39.1 million at June 30, 2004 ($18.5 million of this balance relating to the discontinued North West Operations). Accretion of $2.7 million was recorded in fiscal 2005 and $1.2 million was recorded in fiscal 2004, relating to the continuing operations. The total rehabilitation provision of $19.6 million on March 22, 2005, relating to the North West Operations, was transferred to the liquidators.

A total of $6.4 million was invested in our various environmental trust funds at the end of fiscal 2005, as compared to $22.8 million for fiscal 2004. Growth in the environmental trust funds amounted to $0.8 million during fiscal 2005, with $16.9 million of the fiscal 2004 balance having been transferred to the liquidators of Buffelsfontein Gold Mine Limited (the North West Operations). The shortfall relating to the continuing operations is expected to be financed by ongoing financial contributions to the Environmental Rehabilitation Trust Funds of the respective mining operations.

Depreciation and amortization

Depreciation and amortization charges were $13.8 million for fiscal 2005 as compared to $26.0 million for fiscal 2004. This decrease relates to a reduction in depreciation on mine development at the Tolukuma Section, due to a decrease in the life of mine for underground operations and non-recurring amortization charges during fiscal 2004, which were associated with the restructuring of the Tolukuma Section.

Employment termination costs

Employment termination costs increased to $4.2 million for fiscal 2005 as compared to $0.9 million for fiscal 2004. For fiscal 2005, these costs mostly relate to a retrenchment process following a 60-day review at the Blyvoor Section, where 1,619 employees were retrenched at a cost of $3.1 million, by October 5, 2004. In addition, retrenchments at our head office, to improve corporate efficiencies and minimize corporate expenditure, gave rise to an expense of $1.2 million in fiscal 2005.

Impairment of assets

During fiscal 2005, mining properties at the Durban Deep Section were written down by $0.7 million to $2.2 million, being the estimated fair value of these assets. We have negotiated the sale of these mining properties and the estimated fair value was determined during these negotiations.

Management and consulting fees

Management and consulting fees in fiscal 2005 increased by $4.3 million to $6.7 million compared to $2.4 million in fiscal 2004. These expenses mostly related to consulting fees for the evaluation of possible acquisitions in fiscal 2005, preparatory work for complying with the Sarbanes-Oxley Act of 2002 and capital raisings.

Profit/(loss) on derivative instruments

The profit/(loss) on derivative instruments in fiscal 2005 was a gain of $3.6 million, as compared with a loss of $1.0 million in fiscal 2004. In fiscal 2004, 265,000 ounces were closed out on the Eskom gold for electricity contract, realizing a loss of $1.4 million compared to the remaining 50,000 ounces which were closed out in fiscal 2005, realizing a loss of $0.4 million. Due to higher interest rates in fiscal 2005, the fair value adjustment on the interest rate swap was a profit of $0.2 million compared to a loss of $1.6 million in fiscal 2004. The fair value adjustment on the derivative portion of the senior convertible notes was a profit of $3.8 million in fiscal 2005 (2004: $2.0 million).

Selling, administration and general charges

In fiscal 2005, the selling, administration and general charges decreased by $4.8 million to $17.8 million from $22.6 million in fiscal 2004. In fiscal 2005, management instituted tighter cost controls together with retrenchments at corporate level, which contributed to the reduction of these expenses.

Interest and dividends

Interest and dividends increased by $1.2 million, or 100%, from $1.2 million during fiscal 2004 to $2.4 million during fiscal 2005. This was mainly as a result of investing excess cash from borrowings and capital raising, in high interest bearing accounts held at financial institutions.

Unrealized foreign exchange gains

Our functional currency is the Rand for our South African Operations and the Kina for the Papua New Guinea Operations. The unrealized foreign exchange loss of $9.3 million for fiscal 2005, compared to a gain of $10.7 million for fiscal 2004, represented the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

Interest expense

Our interest expense increased to $11.4 million for fiscal 2005 as compared to $7.8 million for fiscal 2004. The increase was primarily as a result of obtaining new borrowing facilities from Investec Bank Limited and Investec Bank (Mauritius) Limited during fiscal 2005.

Income and mining tax expense

The net tax expense for fiscal 2005 comprises a deferred tax benefit of $6.8 million and a current tax charge of $12.6 million. This compares to a deferred tax charge of $6.8 million and a current tax charge of $7.4 million in fiscal 2004. In fiscal 2005, the increase in the current tax charge mostly relates to the inclusion of the Porgera Section for a full year compared to nine months in fiscal 2004. In fiscal 2004, $5.5 million of the deferred tax charge related to the South African Operations and $1.3 million related to the Australasian Operations. Valuation allowances of $30.5 million have been raised against the deferred tax assets of the South African Operations in fiscal 2005, compared to $96.4 million in fiscal 2004. The decrease is primarily as a result of the liquidation of the North West Operations in fiscal 2005.

Equity in loss from associates

A loss of $20.5 million was recorded during fiscal 2005 in relation to our associate, Emperor, $13.3 million relating to an impairment of the carrying amount of the investment and $7.2 million relating to losses recognized against our equity investment. No amount was recorded for CGR, as no further advances were made to this associate during fiscal 2005 and the investment is carried at nil value in fiscal 2005 (2004: $nil). An impairment of $8.8 million was recognized in fiscal 2004 relating to advances made during that fiscal year to CGR, which were seen by management to be irrecoverable.

Loss from discontinued operation, net of taxes

On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited, our subsidiary which owns the North West Operations, which order was granted on the same day. As a result of the liquidation, a profit of $18.1 million was recorded in fiscal 2005. Included in the calculation of this profit is expenditure of $7.3 relating to the liquidation. This expenditure includes additional wages of $4.5 million, $1.5 million set aside for a social plan, $0.8 million relating to essential services, such as pumping, and $0.5 million relating to legal and other costs.

Revenue from the sale of gold from our discontinued operation, for fiscal 2005, was $81.5 million and for fiscal 2004 was $130.0 million.

During fiscal 2004, the production focus at the North West Operations shifted towards the mining of high-grade ore panels. This continued during fiscal 2005, with the production of 199,850 ounces of gold from 1.9 million tonnes of ore mined, resulting in a yield of 3.32 g/t. During fiscal 2004, 341,861 ounces of gold were produced from 3.2 million tonnes of ore milled, with a yield of 3.37 g/t.

On June 26, 2004, we entered into a further 60–day review period at the Buffels Section at our North West Operations designed to restore the operations to profitability. Proposals were received in a consultative forum in which both management and organized labor participated, and were distributed to the Department of Labour and the Department of Minerals and Energy, for their input. Agreement was reached with all the relevant parties early in August 2004 to close the No. 9 Shaft, but to keep the No. 10 and 12 Shafts in operation on condition that certain defined sustainability thresholds were met. This agreement resulted in the retrenchment of 120 employees at this mining operation during fiscal 2005 at a cost of R3.7 million ($0.6 million).

At December 31, 2004, due to the poor operational results at the North West Operations, we evaluated the carrying amount of these mining assets and determined that the carrying value was not recoverable. The difference between the carrying amount and fair value of the North West Operations' mining assets was recognized as an impairment loss of $39.5 million for the year ended June 30, 2005. The fair value was determined by calculating the present value of future cash flows of the North West Operations' mining assets discounted at the credit adjusted rate.

Comparison of financial performance for the fiscal year ended June 30, 2004 with fiscal year ended June 30, 2003

On March 22, 2005, the North West Operations were placed under provisional liquidation. We have adjusted our consolidated statement of operations for all periods presented to reflect the North West Operations as a discontinued operation.

Revenue

The following table illustrates the year-on-year change in revenue from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2004 in comparison to fiscal 2003:

| | | Impact of change in volume | | | | |
| | Total revenue 2003 | Acquisitions/ (dispositions) | Internal growth/ (decline) | Impact of change in price | Net change | Total revenue 2004 |
$'000						
Blyvoor Section..................................	81,753	-	(4,798)	13,111	8,313	90,066
West Wits Section..............................	4,796	(4,796)	-	-	(4,796)	-
Total South African Operations......	**86,549**	**(4,796)**	**(4,798)**	**13,111**	**3,517**	**90,066**
Porgera Joint Venture.........................	-	60,445	-	-	60,445	60,445
Tolukuma Section	22,870	-	5,917	3,956	9,873	32,743
Total Australasian Operations........	**22,870**	**60,445**	**5,917**	**3,956**	**70,318**	**93,188**
Total	**109,419**	**55,649**	**1,119**	**17,067**	**73,835**	**183,254**

Revenue for fiscal 2004 increased by $73.8 million, or 67%, to $183.3 million, primarily due to the increase in revenue from the Australasian Operations of $70.3 million. The acquisition of a 20% interest in Porgera on October 14, 2003, contributed to $60.4 million of the increase in revenue from Australasian Operations. The remainder of the increase in revenue from the Australasian Operations consisted of $5.9 million from improved output and an increase in the Dollar price of gold which contributed $4.0 million at the Tolukuma Section. Despite production difficulties at the Blyvoor Section and the continued strengthening of the South African Rand against the Dollar, an increase in the Dollar gold price negated the effect of lower production volumes at the Blyvoor Section.

Production costs

The following table illustrates the year-on-year change in production costs from continuing operations by evaluating the contribution of each segment to the total change on a consolidated basis for fiscal 2004 in comparison to fiscal 2003:

| | | Impact of change in volume | | | | | |
| | Total production costs 2003 | Acquisitions/ (dispositions) | Internal growth/ (decline) | Impact of change in costs | Foreign exchange | Net change | Total production costs 2004 |
$'000							
Blyvoor Section...........................	65,240	-	(3,829)	7,486	21,469	25,126	90,366
West Wits Section	4,859	(4,859)	-	-	-	(4,859)	-
Other[1]	1,557	-	-	(680)	312	(368)	1,189
Total South African Operations	**71,656**	**(4,859)**	**(3,829)**	**6,806**	**21,781**	**19,899**	**91,555**
Porgera Joint Venture	-	31,650	-	-	-	31,650	31,650
Tolukuma Section.......................	17,498	-	4,527	(4,963)	2,759	2,323	19,821
Other[1]	1,607	-	(1,607)	-	-	(1,607)	-
Total Australasian Operations	**19,105**	**31,650**	**2,920**	**(4,963)**	**2,759**	**32,366**	**51,471**
Total...	**90,761**	**26,791**	**(909)**	**1,843**	**24,540**	**52,265**	**143,026**

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[1] Relates to non-operating entities within the Group.

100

The following table lists the components of production costs for each of the years set forth below:

| Costs | Years ended June 30, | |
	2004	2003
Labor	50%	42%
Contractor Services	19%	22%
Supplies	20%	25%
Electricity	11%	11%

As gold mining in South Africa is very labor intensive, labor costs and contractor services are the largest components of production costs in that region. Production costs are linked directly to the level of production of a specific fiscal year. Production costs in fiscal 2004 increased by 58% to $143.0 million compared to production costs of $90.8 million in fiscal 2003. This increase was primarily attributable to the significant appreciation of the Rand against the Dollar during fiscal 2004 and the acquisition of Porgera. A 23.9% strengthening in the average Rand/US Dollar exchange rate was noted during fiscal 2004, with a 13.7% strengthening of the average Kina/US Dollar exchange rate. In addition, operational difficulties at our South African Operations due to the mining of below pay-limit panels, poor advances per blast, lower than expected mine call factors, increased lock-up in the plant due to the ending of surface rock dump feed to the mill and poor recoveries from the Slimes Dam Project led to an increase in production costs.

At the Blyvoor Section production costs increased from $65.2 million in fiscal 2003 to $90.3 million in fiscal 2004, with a decrease in volume from 247,626 to 233,094 – due to operational difficulties giving rise to a 60-day review.

Production costs at Porgera, acquired during fiscal 2004, amounted to $31.7 million. The Tolukuma Section contributed $19.8 million to production costs and 85,715 ounces to gold production.

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2004, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be $39.1 million, $31.6 million relating to the South African Operations (of this $18.5 million related to the North West Operations) and $7.5 million relating to the Australasian Operations, as compared to $24.6 million at June 30, 2003, with $16.0 million relating to the South African Operations (of this $13.5 million related to the North West Operations which has been disclosed as a discontinued operation) and $8.6 million relating to the Australasian Operations. Accretion of $3.4 million was recorded in fiscal 2004, and $1.4 million was recorded in fiscal 2003.

A total of $22.8 million (of this $15.7 million related to the North West Operations which has been treated as a discontinued operation) was invested in our various environmental trust funds as at the end of fiscal 2004, as compared to $17.9 million (of this $13.8 million related to the North West Operations which has been treated as a discontinued operation) for fiscal 2003. The increase is mostly attributable to the strengthening of the Rand against the Dollar in fiscal 2004. Additional contributions were also made during fiscal 2004, due to under funding of the liability. The shortfall between the funds in the trust and the estimated provisions, in South Africa, is expected to be financed by ongoing financial contributions over the remaining production life of the mine.

Depreciation and amortization

Depreciation and amortization charges relating to the continuing operations were $26.0 million for fiscal 2004 compared to $8.8 million for fiscal 2003. This increase is mainly due to our increase in the asset base for our Australasian Operations, as a result of our acquisition of a 20% interest in Porgera ($9.3 million) and the continued weakening of the Dollar against the local functional currencies ($1.3 million). The remainder of the increase ($6.8 million) is as a result of an increase in the amortization rate due to decreased Ore Reserves of 6.0 million ounces.

Employment termination costs

Employment termination costs increased to $0.9 million for fiscal 2004 as compared to $0.7 million for fiscal 2003. These costs relate to voluntary retrenchments at Blyvoor.

Impairment of assets

During fiscal 2004 impairments of $3.0 million were recorded. These impairments relate to the following:

- Loans made that were seen to be irrecoverable, which amounted to $1.9 million. $1.1 million of loans were advanced to enable the West Wits mine to be sold as part of black economic empowerment to Mogale. This balance is seen to be irrecoverable due to Mogale having been placed under judicial management during fiscal 2004. $0.8 million relates to funds advanced to KBH, which we impaired as KBH's main asset is a 60% interest in CGR and ERPM which are incurring losses.
- Goodwill in Net-Gold Services Limited, acquired during fiscal 2004, impaired as a result of losses recorded in this entity, which amounted to $1.0 million.

No impairments were recorded in fiscal 2003.

Management and consulting fees

Management and consulting fees in fiscal 2004 increased by $0.7 million to $2.4 million compared to $1.7 million in fiscal 2003. These expenses relate to the evaluation of possible acquisitions.

Loss/(profit) on derivative instruments

Changes in the loss/(profit) on derivative instruments in fiscal 2004 resulted in a loss of $1.0 million, as compared with a profit of $42.4 million in fiscal 2003. The decrease mostly relates to the closing out of a major portion of the Eskom gold for electricity contract during fiscal 2004. During fiscal 2004, a total amount of $25.1 million was used to close out 265,000 ounces under the Eskom gold for electricity contract. As at June 30, 2004, the remaining portion on the contract was 50,000 ounces. The appreciation of the Rand during fiscal 2003 and the resulting positive effect that these changes had on the fair value of our derivative instruments contributed to the profit on derivative financial instruments in that period.

Selling, administration and general charges

The selling, administration and general charges increased in fiscal 2004 to $22.6 million as compared to $8.6 million in fiscal 2003. The increase of $14.0 million comprised realized foreign exchange movements of $8.1 million, additional head office salary expenses of $2.2 million, expenses in respect of Porgera of $2.2 million, additional DRD (Isle of Man) office costs of $1.1 million and costs associated with preparatory work for complying with the Sarbanes-Oxley Act of 2002 of $0.2 million. As most of the administrative charges are incurred in South Africa, where our head office is based, the strengthening of the Rand against the Dollar by 24% had a significant impact on the administrative costs incurred.

Interest and dividends

Interest and dividend income decreased by $6.3 million, or 84%, from $7.5 million during fiscal 2003 to $1.2 million during fiscal 2004. The decrease was mostly attributable to a decrease in our cash and cash equivalents from $44.4 million as at June 30, 2003 to $22.5 million as at June 30, 2004, and interest income of $3.2 million accrued to us in respect of interest on amounts owed by associates, during fiscal 2003.

Unrealized foreign exchange gains

Our functional currency is the Rand for our South African Operations and the Kina for our Papua New Guinean Operations. The unrealized foreign exchange non-cash gain of $10.7 million for fiscal 2004, compared to $11.2 million for fiscal 2003, represents the effect of the translation of monetary items, primarily external debt, which is denominated in currencies other than our functional currencies.

Interest expense

Interest expense increased to $7.8 million for fiscal 2004 as compared to $6.7 million for fiscal 2003. The increase was due primarily to the inclusion of a full year of interest for our 6% Senior Convertible Notes due 2006, which were issued on November 12, 2002, increasing the interest charge from $4.7 million in fiscal 2003 to $5.9 million in fiscal 2004.

Income and mining tax expense

The net tax expense of $14.2 million for fiscal 2004 comprises a current taxation charge of $7.4 million mainly relating to Porgera and a deferred tax charge of $6.8 million mainly comprising of valuation allowances raised against deferred tax assets at Blyvoor. During fiscal 2003, a deferred tax charge of $34.3 million was recorded and a deferred tax credit of $18.4 million was recorded as a result of changing the tax rate from 30% in fiscal 2002 to the maximum mining tax rate applicable to our South African mining operations of either 37% or 46% for fiscal 2003.

Equity in loss from associate

Losses amounting to $8.8 million were recorded against advances of the same amount made to our associates, CGR and ERPM during fiscal 2004. Following the retroactive restatement for the change to the equity method in accounting for the investment in Emperor, a loss of $3.1 million was recorded against our equity investment for fiscal 2004. During fiscal 2003 our attributable portion of our associate's losses amounted to $1.7 million which were recorded against our equity investment in our associate. In addition, advances of $5.2 million were impaired in fiscal 2003.

Loss from discontinued operation, net of tax

On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of our wholly-owned subsidiary, Buffelsfontein Gold Mines Limited, which owns the North West Operations, which order was granted on the same day. During fiscal 2004 a net loss after taxation of $20.8 million was recorded, versus a net loss after taxation of $22.6 million in fiscal 2003.

Revenue contributed from the sale of gold from our discontinued operation, amounted to $130.0 million in fiscal 2004 and $151.9 million in fiscal 2003.

During fiscal 2004, the production focus shifted towards the mining of high-grade ore panels. This resulted in the production of 341,861 ounces of gold from 3.2 million tonnes of ore mined, resulting in a yield of 3.37 g/t. During fiscal 2003 463,743 ounces of gold were produced from 8.3 million tonnes of ore milled, with a yield of 1.74 g/t. The shift towards high-grade ore panels was prompted by a series of 60-day operation reviews. On July 21, 2003, we entered into a 60−day review period on our North West Operations designed to restore the operations to profitability. The time period of the review coincides with statutory limitations imposed by the Labour Relations Act to implement strategic changes involving a substantial reduction in labor force. This proposal was submitted to all stakeholders, including organized labor, the Department of Labour and the Department of Minerals and Energy for their input. An agreement was reached with all labor organizations and the process was completed on September 21, 2003, with approximately 2,400 employees retrenched at a cost of $6.5 million and the placing of certain infrastructure (No. 6 Shaft at the Harties Section) on a "care and maintenance" program. On March 16, 2004, we reopened the No. 6 Shaft in the Harties Section of the North West Operations, to mine higher-grade areas on a selective basis. We recalled 400 staff previously retrenched from the North West Operations to man this shaft. On February 18, 2004, we announced that the No. 11 Shaft at the Buffels Section of the North West Operations was to be closed after the revised work practices, implemented based on the operational review, proved to be unsustainable. As a result, 600 employees were retrenched, at a cost of $0.6 million. As a result of these reviews an impairment charge of $1.3 million was recorded in fiscal 2004. The implementation of the recommendations of the 60-day reviews were, however, unable to curb the increase in cash cost per ounce[1], as this increased to $389 per ounce in fiscal 2004 from $312 per ounce in fiscal 2003.

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[1] Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs see Item 5A:. "Operating Results."

5B. LIQUIDITY AND CAPITAL RESOURCES

Net cash utilized by operating activities

Net cash of $23.8 million was utilized by operating activities for fiscal 2005 as compared to cash utilized by operating activities of $25.1 million for fiscal 2004 and cash utilized by operating activities of $23.9 million for fiscal 2003. During fiscal 2005, the net working capital movement represented an inflow of cash of $7.1 million, compared to an inflow of $9.1 million in fiscal 2004. In line with our hedging policy which precludes forward selling of gold, the amount of derivative instruments have decreased resulting in a decrease in the cash outflow associated with these instruments. In fiscal 2004, $25.1 million was used to close out 265,000 ounces under the Eskom gold for electricity contract, followed by another $3.6 million in fiscal 2005 to close out the remaining balance of the Eskom gold for electricity contract. The decrease in cash utilized in fiscal 2005 compared with fiscal 2004 was primarily due to improved profitability from our operating activities. For the last three fiscal years, our operating activities consistently utilized cash. This is mainly attributable to the marginal nature of the South African Operations and the pressures experienced as a result of a decline in the Rand gold price without a corresponding decrease in production costs.

Net cash utilized in investing activities

Net cash utilized in investing activities decreased to $31.6 million in fiscal 2005 from $94.1 million in fiscal 2004 and $9.8 million in fiscal 2003. Investing activities during fiscal 2005 included $6.9 million with regards to taking up our share of the Emperor Rights offering, $1.7 million relating to costs of the Emperor share offer and capital expenditure of $21.4 million relating to our continuing operations and $3.5 million relating to our discontinued operation (North West Operations). The increase in cash utilized in investing in fiscal 2004, compared to fiscal 2003, was a result of funds advanced to CGR and ERPM of $8.8 million, our acquisition of a 20% interest in the Porgera Joint Venture for $59.2 million, net of cash acquired, our acquisition of a 50.25% interest in Net-Gold Services Limited for $0.6 million, net of cash acquired, and increased capital expenditure at our continuing operations of $21.4 million (2003: $7.0 million) and $5.5 million (2003: $6.4 million) at our discontinued operation. The cash outflow in fiscal 2003 was a result of our acquisition of a 19.81% stake in Emperor for $9.6 million and capital expenditure at our continuing operations of $7.0 million and discontinued operation of $6.4 million, which was partially offset by cash inflows from the disposal of mining assets and CGR.

Total capital expenditure for fiscal 2003 was $13.4 million. Capital expenditures were predominantly on Ore Reserve development and new underground mining equipment at all operations. Significant capital projects for fiscal 2003 included:

- Ore Reserve development at the North West Operations at a cost of $2.7 million;
- Acquisition of new mining equipment at the North West Operations at a cost of $1.2 million;
- Ore Reserve development at the Blyvoor Section at a cost of $2.1 million; and
- Expansion of and additions to the mobile plant and equipment at the Tolukuma Section at a cost of $1.0 million.

Total capital expenditure for fiscal 2004 was $26.9 million. In fiscal 2004, capital expenditures were predominantly on Ore Reserve development, building a slimes dam reclamation facility at the Blyvoor Section and the inclusion of our 20% share of the capital expenditure of Porgera. Redundant capital equipment was sold during the year, the proceeds of which amounted to $3.4 million. Significant capital projects for fiscal 2004 included:

- Ore Reserve development at the North West Operations at a cost of $2.2 million;
- Construction of the processing facilities at No. 4 and 5 Slimes Dams at the Blyvoor Section at a cost of $6.9 million;
- Extensions to the No. 6 Slimes Dam at the Blyvoor Section at a cost of $0.7 million;
- Expansion of and additions to the mobile plant and equipment at the Tolukuma Section at a cost of $2.5 million; and
- Capital expenditure of $8.7 million with respect to our 20% interest in Porgera, which includes the capitalization of deferred stripping costs of $4.1 million.

Total capital expenditure for fiscal 2005 was $24.9 million. In fiscal 2005, capital expenditures were predominantly on mining equipment and development, upgrading existing underground operations and upgrading metallurgical plants. Redundant capital equipment was sold during the year, the proceeds of which amounted to $2.2 million. Significant capital projects for fiscal 2005 included:

- Ore Reserve development at the North West Operations at a cost of $3.5 million;
- Investment in mobile motor vehicle equipment at Tolukuma of $1.5 million;
- Improvements to the plant and equipment at Porgera of $1.4 million; and
- Capitalization of $11.1 million of deferred stripping costs at Porgera.

We anticipate decreasing our capital expenditure in fiscal 2006 by approximately 39.7% from our capital expenditure for fiscal 2005. We expect to incur $15.0 million of capital expenditure on mining equipment and development, upgrading existing underground operations and upgrading current metallurgical plants as follows:

- the Blyvoor Section - $4.2 million;
- Porgera - $4.4 million (our 20% attributable share); and
- the Tolukuma Section - $6.4 million.

Net cash generated in financing activities

Net cash generated from financing activities was $67.4 million in fiscal 2005 compared to $88.6 million in fiscal 2004 and $55.4 million in fiscal 2003.

During fiscal 2005, we issued a total of 56,230,705 shares to raise $65.9 million. On October 14, 2004, DRD (Isle of Man) entered into a facility of $15.0 million with Investec (Mauritius), of which $10.0 million had been drawn down at June 30, 2005. The facility may be used to finance future acquisitions or rights offers by companies in which we wish to acquire shares, or with prior written consent of Investec (Mauritius), it may be used for any other purpose. Of the total shares issued in fiscal 2005, we issued 17,000,000 shares to Baker Steel by way of a specific issue raising $14.4 million, 15,804,116 shares through a claw-back rights offer raising $13.3 million and 23,348,465 shares to Investec raising $38.2 million, in settlement of financing facilities acquired in the fourth quarter of fiscal 2004 and the first and second quarters of fiscal 2005.

On March 8, 2004, we announced a conditional takeover offer to acquire all of the outstanding shares in Emperor that were not already owned by us for a consideration of one of our shares for every five shares in Emperor held. On June 10, 2004, we announced a revised final offer of five of our shares for every twenty two shares in Emperor held. The revised offer represented a 14% increase over the previous offer. On July 30, 2004, our offer to Emperor's shareholders closed with us having received acceptances from Emperor's shareholders representing approximately 25.55% of Emperor's issued capital, thereby increasing our shareholding in Emperor to 45.33%. Accordingly, we issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of our shares on the date issued, with share issue and transaction costs associated with the take over offer, amounting to $1.7 million.

During fiscal 2004, we raised $108.7 million principally through the issue of 41,463,639 ordinary shares to Investec and Investec (Mauritius) under various agreements (for more details refer to Item 10C.: "Material Contracts"). We repaid $19.1 million of the short-term portion of our long-term loans and we drew down $2.8 million from our R100.0 million ($15.9 million) Investec facility entered into on June 24, 2004.

Borrowings and funding

Our external sources of capital include the issuance of debt, bank borrowings and the issuance of equity securities.

Senior Convertible Notes

On November 12, 2002, we issued $66,000,000 aggregate principal amount of 6% Senior Convertible Notes due November 2006, in a private placement to qualified institutional buyers and to non-US persons. As of October 31, 2004, no notes have been converted. We issued the notes at a purchase price of 100% of the principal amount thereof. If not converted or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006. The notes are convertible into our ordinary shares, or, under certain conditions, ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events. We are entitled to redeem the notes at their accreted value plus accrued interest, if any, subject to certain prescribed conditions being fulfilled, after November 12, 2005. As of June 30, 2005, the effective interest rate on the convertible notes was 16.08% per annum and the outstanding balance was $64.9 million. As of October 31, 2005, the effective interest rate on the convertible notes was 16.08% per annum and the outstanding balance was $65.8 million.

Industrial Development Corporation Loan

On July 18, 2002, Blyvoor entered into a loan agreement with IDC for R65.0 million ($10.4 million) to finance capital expenditures incurred by Blyvoor in completing the Blyvoor expansion project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. The loan is repayable in 48 monthly installments. Repayments were suspended in January 2005 until January 2006. The loan is secured by means of a general notarial bond over the Blyvoor metallurgical plant.

The loan agreement prohibits us from disposing of or further encumbering the secured assets and places restrictions over our ability to change the business of Blyvoor. Current restructuring changes have not impacted on the terms of the loan agreement.

As of June 30, 2005, we have drawn down R26.9 million ($4.0 million) under this facility. As of June 30, 2005, the interest rate on this loan was 9.5%. At October 31, 2005, the outstanding balance was R27.7 million ($4.1 million) with an applicable interest rate of 9.5%.

Investec Bank Limited and Investec Bank (Mauritius) Limited

We have entered into five separate funding facilities with Investec Bank Limited, or Investec, or its affiliates:

On June 24, 2004, we entered into the first facility of R100.0 million ($15.9 million) with Investec. The facility bore interest at the three-month Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 300 basis points. As at September 30, 2004, this facility had been fully utilized and settled by us issuing 7,850,657 ordinary shares to the value of $15.4 million, based on the market value on the date of issue. This facility was a general funding facility and was not renewable.

On September 15, 2004, we entered into the second facility of R100.0 million ($15.9 million) with Investec. The facility bore interest at the three-month JIBAR plus 300 basis points. As at January 11, 2005, this facility had been fully utilized and settled by us issuing 8,700,800 ordinary shares to the value of $15.9 million, based on the market value at the date of issue. This facility was a general funding facility and was not renewable.

On October 14, 2004, our subsidiary, DRD (Isle of Man) entered into the third facility of $15.0 million with Investec Bank (Mauritius) Limited, or Investec (Mauritius). The facility may be used to finance future acquisitions or rights offers by companies in which we wish to acquire shares, or with prior written consent of Investec (Mauritius), it may be used for any other purpose. The facility bears interest at the three-month London Inter-bank Offered Rate, or LIBOR, plus 300 basis points. Funds advanced and interest on this facility must be repaid in cash in equal installments every three months from the date of the relevant advance so that the amount of the advance is paid in full to Investec (Mauritius) on or before November 12, 2007. The facility is secured by DRD (Isle of Man)'s shares in Emperor Mines Limited, DRD (Porgera) Limited and Tolukuma Gold Mines Limited. The loan agreement prohibits us from disposing of or further encumbering the secured assets. The facility restricts the flow of payments from DRD (Isle of Man) to the Company through requiring that all net operating cash or cash distributions received by DRD (Isle of Man) in respect of the secured assets must be used to first service our interest and principal payment obligations under the facility by requiring that we hold, in a debt servicing account, sufficient cash to cover our quarterly principal payments. Any funds in excess of these repayment requirements may be transferred to the Company. Investec (Mauritius) has the option to require DRD (Isle of Man) to pay 50% of any payments, which are a distribution, by or on behalf of DRD (Isle of Man) to or for the account of the Company as a prepayment of the facility. The facility agreement contains a number of additional customary restrictive covenants. At June 30, 2005, $10.0 million had been drawn under this facility. As at October 31, 2005, this amount had been fully settled in cash and $15.0 million was available to be drawn under this facility.

On December 10, 2004, we entered into the fourth facility of R100.0 million ($15.0 million) with Investec. The facility bears interest at the three-month JIBAR plus 300 basis points. As at June 30, 2005, we had drawn down R60.0 million ($9.0 million) under this facility, and settled this amount by issuing 8,060,647 ordinary shares to the value of $10.0 million, based on the market value at the date of issue. This facility is a general funding facility and is not renewable. As at October 31, 2005, R40.0 million ($6.0 million) is still available under this facility.

On March 3, 2005, an additional acquisition facility of $35.0 million was entered into with Investec (Mauritius). The acquisition facility of $35.0 million was on similar terms as the $15.0 million facility entered into on October 14, 2004, and has similar restrictions on the flow of funds and will be settled through the issue of shares. As at June 30, 2005 this facility had not been utilized. As at October 31, 2005, we had drawn down $10.0 million under this facility, which was partially settled by us issuing 5,187,080 ordinary shares to the value of $7.4 million, based on the market value at the date of issue, reducing the amount outstanding at October 31, 2005 to $2.6 million.

Baker Steel Capital Managers LLP

On April 5, 2005, we entered into a subscription agreement and an underwriting agreement pursuant to which we would raise, in aggregate, R180.4 million ($27.7 million) through the issue of new shares by way of:

- a specific issue of 17 million new shares at a cash price of R5.50 each to Baker Steel Capital Managers LLP, or BSCM, clients to raise R93.5 million ($14.4 million); and

- a claw-back offer of 15,804,116 shares at an issue price of R5.50 each to our shareholders to raise R86.9 million ($13.3 million) in accordance with the terms of a separate offering circular to our shareholders. The funds from the claw-back offer were received on April 12, 2005.

In terms of the subscription agreement, BSCM clients subscribed for 17 million new shares at a subscription price of R5.50 per share, which was equivalent to the volume weighted average price of our shares on the JSE for the ten trading days immediately prior to April 5, 2005. The specific issue shares rank pari passu with our shares already in issue. At a general meeting of our shareholders held on May 20, 2005, a specific resolution was passed to authorize our directors to allot and issue these shares. The funds from the specific issue were received on June 1, 2005.

In addition to the provision of working capital, we have used the proceeds from the specific issue and claw-back offer to restructure our local operations and fund necessary capital expenditure.

Compliance with Loan Covenants

We have been in compliance with all material covenants contained in the above mentioned convertible notes indenture and loan agreements during the periods covered by our financial statements included in this Annual Report.

Anticipated funding requirements and sources

At June 30, 2005, we had cash and cash equivalents of $36.1 million, and positive working capital (defined as current assets less current liabilities) of $11.6 million, compared to cash and cash equivalents of $22.5 million and negative working capital of $25.0 million at June 30, 2004 and cash and cash equivalents of $44.4 million and positive working capital of $2.4 million at June 30, 2003. At October 31, 2005, our cash and cash equivalents were $25.1 million.

As at June 30, 2005, we estimated that our anticipated commitments for fiscal 2006 will be between $35.0 million and $40.0 million, which includes capital expenditure of $15.0 million as discussed above, interest payments on our convertible notes of $4.0 million, the current portion of long-term loans of $5.7 million and working capital of approximately $14.7 million. As at June 30, 2005, we expected to finance these commitments from cash resources of $36.1 million at that date, net cash generated by operations and undrawn borrowing facilities of $11.0 million.

Our management believes that existing cash resources, net cash generated from operations and additional funding will be sufficient to meet our anticipated commitments for fiscal 2006 as described above. In making this statement, management has assumed that there will be an increase in production from our continuing South African Operations and a decrease in production from our Australasian Operations, mainly as a result of the cutback of near-surface material in the central part of the West Wall at the Porgera Joint Venture. Management has assumed a current gold price and exchange rate.

Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:

- our operations fail to generate forecasted net cash flows from operations;
- there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US Dollar, particularly with respect to the Rand;
- we default on our borrowing arrangements, including the Investec (Mauritius) facility of $35.0 million or the Senior Convertible Notes, and we are therefore required to accelerate the repayment of funds;
- Investec (Mauritius) exercises it discretion under the third and fifth Investec (Mauritius) facilities to require us to make a prepayment of 50% of any payments made by the intermediate holding companies of our offshore operations to the Company using cash flows generated from our offshore operations; or
- our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A in the section entitled "Operating Results" or the risk factors described in Item 3D.: "Risk Factors."

In such circumstances, we could have insufficient capital to meet our current obligations in the normal course of business, which would have an adverse impact on our financial position and our ability to continue operating as a going concern. We would need to reassess our operations, consider further restructuring and/or obtain additional debt or equity funding. There can be no assurance that we will obtain this additional or any other funding on acceptable terms or at all.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are not involved in any research and development and have no registered patents or licenses.

5D. TREND INFORMATION

The marginal nature of our South African Operations and the ageing infrastructure at these mines has reduced the operational flexibility of the Group. The importance of these operations, in terms of our total production ounces from continuing operations, has reduced from 79% in fiscal 2003 to 37% in fiscal 2005. We expect that the overall proportion of the Group's production from our South African Operations will continue to diminish over time.

Our South African mines have undergone significant changes over the past three fiscal years as a result of the continued strengthening of the Rand, resulting in a lower Rand gold price, and inflationary increases in costs. Accordingly, our South African Operations incurred a net loss after tax, from continuing operations, of $33.5 million in fiscal 2005 and the Group may incur a net loss in fiscal 2006. A net loss after tax of $48.9 million for the six months ended December 31, 2004, compounded by the collective impact of a series of events that culminated in an earthquake, prompted the provisional liquidation of Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of the Company and owner of the North West Operations, on March 22, 2005. On June 28, 2004, the Company entered into a 60-day review period at the Blyvoor Section designed to restore the operation to profitability. The 60-day review was extended to September 13, 2004. By October 5, 2004, 1,619 employees were retrenched at a cost of $3.1 million. In an effort to reduce corporate costs, retrenchments were made at the Company's corporate head office during fiscal 2005. These retrenchment costs amounted to $1.2 million. Whether we will need to engage in any further restructuring, and consequentially incur further restructuring costs, depends on several variables which are discussed under Item 5B.: "Liquidity and Capital Resources — Anticipated Funding Requirements and Sources," including the strength of the South African Rand.

If the South African Rand strengthens further or if our restructuring efforts are unsuccessful in restoring profitability to our South African Operations, we would review and consider various alternative approaches for our South African business. We are aware that currently we would be unable to sell any of our South African Operations, as there are very few buyers interested in marginal South African gold mines.

Our strategy to increase the production from operations outside South Africa has provided diversification to counter the poor performance from the South African Operations. For the year ended June 30, 2005, we produced 76,314 ounces from the Tolukuma Section and 195,394 ounces from our 20% interest in the Porgera Joint Venture. Production from the Australasian region amounted to 63% of total production from continuing operations in 2005.

As part of our strategic growth objective we plan to diversify our production base outside South Africa through organic growth at existing mines and acquisitions of gold mining operations that meet our strategic criteria. As discussed in Item 3D.: "Risk Factors" there are inherent risks involved in acquisitions. In addition, we would need to find financing for these acquisitions through additional borrowings which may not be available on favorable terms, or at all. We could also seek to use our shares as consideration for acquisitions as we have done in the past, but this will be dependent on market conditions, such as our share price and our ability to satisfy listing requirements for any such share issues.

5E. OFF-BALANCE SHEET ITEMS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Total $'000	Less than 1 year $'000	Between 1-3 years $'000	Between 3-5 years $'000	More than 5 years $'000
			Payments due by period		
Long-term loans	78,992	9,678	69,314	-	-
Derivative instruments [1]	550	-	550	-	-
Purchase obligations – contracted capital expenditure [2]	274	274	-	-	-
Environmental rehabilitation, reclamation and closure costs[3]	25,840	-	-	5,905	19,935
Total contractual cash obligations	**105,656**	**9,952**	**69,864**	**5,905**	**19,935**

5G.   SAFE HARBOR

See "Special Note regarding Forward-Looking Statements."

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[1] This amount represents the fair value at June 30, 2005, of our obligation under the interest rate swap.

[2] Represents planned capital expenditure for which contractual obligations exist.

[3] Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The gross estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D.:"Property, Plant and Equipment" and Note 19 "Provision for environmental rehabilitation, reclamation and closure costs" to our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2005, our board consisted of seven directors, while as of June 30, 2004, our board consisted of seven directors and two alternate directors.

In accordance with JSE listing requirements and our Articles of Association, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholders' meeting. Additionally, all directors are subject to re-election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

The address of each of our executive directors and Non-Executive Directors is the address of our principal executive offices.

Executive Directors

Mark Michael Wellesley-Wood (54) Chief Executive Officer. Mr. M.M. Wellesley-Wood was appointed Non-Executive Chairman in May 2000 and appointed Chairman and Chief Executive Officer in November 2000. Mr. M.M. Wellesley-Wood was appointed Executive Chairman on December 19, 2003. In February 2005, Dr Ncholo was appointed as Non-Executive Chairman and Mr. Wellesley-Wood resumed his role as Chief Executive Officer. He holds a degree in Mining Engineering from the Royal School of Mines, Imperial College, London and a Post Graduate Business Studies from London Metropolitan University. He is a Chartered Engineer, a Member of the Institution of Mining and Metallurgy, a former Member of the Stock Exchange in London, a Fellow of the Securities Institute and a Member of the Society of Investment Professionals. Mr. M.M. Wellesley-Wood has been involved in all aspects of raising finance and financial advice for mining companies since 1977. Mr. M.M. Wellesley-Wood is also a director of WCS Limited and Emperor Mines Limited. He was Chairman of the Unwins Wine Group Limited from December 2001 to December 2003. On August 3, 2004, he was appointed as the Managing Director of Emperor Mines Limited.

Ian Louis Murray (39) Chief Financial and Corporate Development Officer. Mr. I.L. Murray was appointed Manager Corporate Finance in 1997, alternate director in July 1999, Chief Financial Officer in November 2000 and Deputy Chief Executive Officer in January 2003. Mr. I.L. Murray resigned as Chief Financial Officer in January 2003 but re-assumed that position on June 30, 2003 upon the resignation of Mr. J.H. Dissel. Mr. I.L. Murray was appointed Chief Executive Officer and Chief Financial Officer on December 19, 2003. In January 2005 Mr. I.L. Murray relinquished his position as Chief Financial Officer to Mr. D.N. Campbell and in February 2005 relinquished his position as Chief Executive Officer to Mr. M.M. Wellesley-Wood. Mr. I.L. Murray resumed his position as Chief Financial Officer upon the resignation of Mr. D.N. Campbell. Mr. I.L. Murray obtained his B.Comm degree from the University of Cape Town and is a member of the South African Institute of Chartered Accountants, and the Chartered Institute of Management Accountants. He also has an Advanced Taxation Certificate from the University of South Africa. Prior to joining us, Mr. I.L. Murray was group financial and administration manager of Bioclones (Pty) Limited, a subsidiary of S A Breweries Limited from August 1995 to January 1997. Mr. I.L. Murray is also a director of Net-Gold Services Limited and G.M. Network Limited (GoldMoney.com) and he was a director of Emperor Mines Limited, but resigned from this position on October 6, 2005. On September 5, 2005, Mr. I.L. Murray relinquished his position as Chief Financial Officer to Mr. J.W.C. Sayers. On November 30, 2005, Mr. I.L. Murray resigned as an Executive Director.

John William Cornelius Sayers (59). Mr. J.W.C. Sayers was appointed as Chief Financial Officer on September 5, 2005. Mr. J.W.C. Sayers has almost 40 years' financial experience, most recently as Financial Director of Nampak Limited, from 1996 to 2004, and immediately prior to that, as Financial Director of Altron Limited, from 1989 to 1996.

Non-Executive Directors

Geoffrey Charles Campbell (44). Mr. G.C. Campbell was appointed as Non-Executive Director in 2002 and as Senior Independent Non-Executive Director on December 19, 2003. Mr. G.C. Campbell is a qualified geologist and started his professional career working on gold mines in Wales and Canada. In 1986 he joined Sheppards Stockbrokers in London as a mining analyst. In 1988 he joined the Australian stockbrokers, Ord Minnett, and spent some time working for its sister company, Fleming Martin, in New York, as a senior research analyst. In 1995 Mr. G.C. Campbell joined Merrill Lynch Investment Managers to run the Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers, responsible for coordinating investment research across the entire group. Mr. G.C. Campbell is currently the managing director of Boatlaunch Limited and also a director of Oxford Abstracts. Mr. G.C. Campbell was appointed as Non-Executive Chairman with effect from October 25, 2005.

Robert Peter Hume (65). Mr. R.P. Hume was appointed as a Non-Executive Director in 2001. Mr. R.P. Hume has forty one years' experience in the auditing field of which the last eighteen years were as a partner in the firm KPMG at its East London office. Since retirement in 1999, he spent five years as an investment manager at Sasfin Frankel Pollak in East London. Mr. R.P. Hume is also a director of King Consolidated Holdings Limited.

Moltin Paseka Ncholo (42). Non-Executive Chairman. Dr. M.P. Ncholo was appointed as a Non-Executive Director in 2002 and as Non-Executive Chairman in February 2005. Dr. M.P. Ncholo was awarded his doctorate in Philosophy in 1992 and became an advocate of the High Court of South African in 1994. Prior to becoming the chairman of KBH and ERPM in 1999, he was director-general of the Department of Public Service and Administration. Dr. M.P. Ncholo is also a director of CGR and Mvelaphanda Resources Limited. Dr. M.P. Ncholo resigned as Non-Executive Chairman with effect from October 25, 2005 and as a Non-Executive Director on November 1, 2005. Dr. M.P. Ncholo was appointed as Executive Chairman of DRDGOLD South African Operations (Pty) Limited on November 1, 2005.

Douglas John Meldrum Blackmur (61). Professor D.J.M. Blackmur was appointed as a Non-Executive Director in October 2003 and as Senior Independent Non-Executive Director on October 25, 2005. Professor D.J.M. Blackmur holds a doctorate in industrial relations from the University of Queensland and has a career which spans more than 35 years, primarily in management, regulation, industrial relations and universities, including positions held at Shell Australia, the University of Queensland, the Queensland University of Technology, the Canberra Institute of Technology, New Zealand Qualifications Authority and the University of the Western Cape. He currently holds the position of Standard Bank Professor of Management at the University of the Western Cape.

James Turk (58). Mr. J. Turk was appointed as a Non-Executive Director on October 27, 2004. Mr. J. Turk is the founder and a director of G.M. Network Limited (GoldMoney.com), the operator of a digital gold currency payment system. He has specialized in international banking, finance and investments since graduating in 1969 from George Washington University with a B.A. degree in International Economics. He began his business career with The Chase Manhattan Bank (now J.P. Morgan Chase). In 1980 he joined RTB, Inc., the private investment and trading company of a prominent precious metals trader. He moved to the United Arab Emirates in 1983 to be appointed Manager of the Commodity Department of the Abu Dhabi Investment Authority. In this position he was responsible for developing and implementing the investment strategies for the Authority's portfolio of precious metals. Since resigning from this position in 1987, he has written "The Freemarket Gold and Money Report", an investment newsletter and has been the author of several books on money and banking.

Senior Management - Corporate

Craig Clinton Barnes (35) Group Financial Accountant. Mr. C.C. Barnes joined the Company in his current position in August 2004. A Chartered Accountant, he has a B.Comm degree from the University of the Witwatersrand, and a B.Compt Honors degree and post graduate diploma in auditing, both from the University of South Africa. Prior to joining the Company, he was Head of Financial Reporting for the Liberty Group.

Jacob Hendrik Dissel (47) Group Financial Manager. Mr. J.H. Dissel holds a B.Comm Honors degree and joined the Company as Group Financial Manager in October 1999 from Anglogold. Mr. J.H. Dissel has 22 years' experience in the mining industry.

Ilja David Graulich (33) General Manager Investor Relations. Mr. I.D. Graulich was appointed General Manager Investor Relations in February 2003. Mr. I.D. Graulich is a former financial journalist and has 6 years' experience across a number of media sectors including mining editor of a pre-eminent South African financial newspaper. Mr. I.D. Graulich is an alternate director of Rand Refinery Limited, G. M. Network Limited (GoldMoney.com) and Net-Gold Services Limited.

Themba John Gwebu (41) Group Company Secretary. Mr. T.J. Gwebu (B Juris, LLB, LLM) is a qualified attorney who worked as a magistrate prior to joining the Company in April 2004 as Assistant Legal Advisor. He was appointed to his current position of Company Secretary in April 2005.

Amanda Roxanne Hoosen (27) Manager Internal Audit and Compliance. Ms. A.R. Hoosen joined the Company in her current position in October 2004. She is a graduate in accounting and international business from Drexel University in the United States, and is Certified Public Accountant. She was previously employed in the US by Cox Enterprises Incorporated and Ernst and Young.

Daniel Johannes Pretorius (38) Legal Advisor. Mr. D.J. Pretorius (B.Proc, LLB) was appointed Legal Advisor in May 2003 and as Group Legal Counsel in February 2004. Mr. D.J. Pretorius is an attorney admitted in the High Court of South Africa, and has 12 years' legal experience in the mining industry, 9 years of which were in private practice. Mr. D.J. Pretorius is a director of Rand Refinery Limited.

Andrew Norman Weir (41) General Manager Human Resources. Mr. A.N. Weir, holds a B.Soc.Sci degree and diploma in advanced labor law. Mr. A.N. Weir was appointed General Manager Human Resources in April 2005 and has 17 years' experience in the mining industry.

Senior Management – South Africa

William Thomas Beer (53) Regional General Manager Assets and Commercial. Mr. W.T. Beer was appointed Regional General Manager Assets and Commercial in April 2005. Appointed Chief Administration Officer in January 2002, he has 23 years' management experience.

Manual Jorge Monteiro Da Silva (35) General Manager ERPM. Mr. M.J.M da Silva is a B.Sc Mining Engineering graduate from the University of the Witwatersrand and obtained his Mine Manager's Certificate in 1995. He joined the Company as Production Manager at Blyvoor in 2002 and was appointed to his current position in August 2005. He has 13 years' experience in the mining industry.

Kevin Peter Kruger (37) Regional Engineering Manager and Environmental Manager. Mr. K.P. Kruger holds a BSc degree in mechanical engineering from the University of the Witwatersrand, and joined the Company in 1994. Previously Engineering Manager at the Company's North West Operations, he was appointed to his current position in April 2005.

Louis Charles Lamsley (57) Regional General Manager. Mr. L.C. Lamsley who has a National Diploma in Metalliferous Mining and Mine Manager's Certificate of Competency, was appointed Regional general Manager in April 2005. He has 32 years' experience in the gold mining industry, 25 years of which have been spent in management.

Mark Craig Munroe (37) General Manager Blyvooruitzicht. Mr. M.C. Munroe joined the Company in 2002 and was appointed General Manager at Blyvoor in September 2004. Previously, he was Manager New Business and Growth Projects. A B.Comm graduate, Mr. M.C. Munroe holds a National Diploma and a National Higher Diploma in Metalliferous Mining. He obtained his Mine Manager's Certificate of Competency in 1999. He has 19 years' experience in the mining industry.

Charles Methley Symons (51) General Manager Crown Gold Recoveries. Mr. C.M. Symons was appointed to his current position in 1997. He holds a Masters degree in Business Leadership and a B.Comm degree from the University of South Africa, and a National Diploma in Extractive Metallurgy.

David Edwin Whittaker (49) Regional Geologist. Mr. D.E. Whittaker joined the Company in 1996 and took up his current position in April 2005. He has a BSc Honors degree from Luton College of Higher Education, a diploma in mining engineering from the Camborne School of Mines and a graduate diploma in engineering from the University of the Witwatersrand. He has 23 years' experience in the mining industry.

Senior Management- Australasia

Fergus Hart (43) General Manager Tolukuma. Mr. F. Hart, who holds a BSc degree in Mining Engineering, took up his current position in July 2005. Previously, he was at Emperor Mines Limited in Fiji for four years. He has some 20 years' gold mining experience, obtained primarily in South Africa in both operational and project roles with the Gencor, Goldfields and Harmony groups.

Richard Lewis Johnson (53) Divisional Director Australasia. Mr. R.L. Johnson was appointed Divisional Director Australia in February 2003. Mr. R.L. Johnson has a BSc degree in mining engineering. Mr. R.L. Johnson was appointed as a Non-Executive Director of Emperor Mines Limited in August 2004.

Willie Andre Labuschagne (38) Divisional Financial Manager. Mr. W.A. Labuschagne has a B.Comm degree and 15 years' experience in financial and general management in the mining sector. He joined the Company in 2002 and moved to Brisbane in February 2004 to establish a regional office there.

Terry Sean O'Connor (54) General Manager Vatukoula. Mr. T.S. O'Connor joined the Company in May 2005. A B.Comm graduate from the University of South Africa, he holds a National Higher Diploma in Metalliferous Mining and South African Mine Manager's Certificate. He was previously a mine manager with Anglo Platinum.

Sandra Christine Spencer (40) General Manager Human Resources. Ms. S.C. Spencer was appointed in June 2005 as General Manager Human Resources in Australasia. She has more than 16 years' professional human resources experience in the finance, management consultancy and IT sectors. She has a Certificate in Personnel Practice.

Michael Patrick Marriott (49) Chief Operating Officer Australasia. Mr. M.P. Marriott, who holds a National Diploma in Metalliferous Mining and a South African Mine Manager's Certificate of Competency, was appointed as General Manager Projects in March 2004, and as Divisional Director SA Operations in August 2004. He became Chief Operating Officer in Australasia in June 2005. He has 31 years' experience in the gold mining industry, including positions held at Anglo American Gold Division, Cluff Resources, Ashanti Goldfields Zimbabwe, Independence Gold Mining Zimbabwe and Highland African Mining Company Limited. Mr. M.P. Marriott is a director of Emperor Mines Limited.

Changes in our Board of Directors and Executive Officers

The following changes occurred in our board of directors and executive officers from July 1, 2004 to November 30, 2005.

Appointments	Title	Date
D.N. Campbell	Chief Financial Officer	January 17, 2005
T.J. Gwebu	Group Company Secretary	April 1, 2005
M.P. Ncholo	Non-Executive Chairman	February 15, 2005
J.W.C. Sayers	Chief Financial Officer	September 5, 2005
J. Turk	Non-Executive Director	October 27, 2004
G.C. Campbell	Non-Executive Chairman	October 25, 2005

Resignations	Title	Date
D.C. Baker	Non-Executive Director	October 27, 2004
D.N. Campbell	Chief Financial Officer	February 12, 2005
W.G. Koonin	Divisional Director Group Finance	January 17, 2005
A. Lubbe	Divisional Director Growth and Technical Services and Alternate Director	March 23, 2005
A.I. Townsend	Group Company Secretary	March 31, 2005
D.T. van der Mescht	Divisional Director South African Operations and Alternate Director	August 5, 2004
M.P. Ncholo	Non-Executive Chairman	October 25, 2005
I.L. Murray	Corporate Development Officer	November 30, 2005

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors:

Director	Title	Year first Appointed	Term of current office
M.M. Wellesley-Wood	Chief Executive Officer	2000*	2 years
I.L. Murray	Corporate Development Officer	2000*##	2 years
J.W.C. Sayers	Chief Financial Officer	2005	2 years
M.P. Ncholo	Non-Executive Chairman	2002*#	2 years
G.C. Campbell	Non-Executive Director	2002*	3 years
R.P. Hume	Non-Executive Director	2001*	3 years
D.J.M. Blackmur	Non-Executive Director	2003	2 years
J. Turk	Non-Executive Director	2004	2 years

* Reappointed in 2005
\# Resigned October 25, 2005
\## Resigned November 30, 2005

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers have been so elected or appointed.

6B. COMPENSATION

Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid for the year ended June 30, 2005 was R17.2 million ($2.8 million). Non-Executive Directors receive a basic fee of $20,000 per annum, subcommittee fees of $2,000 per annum for each subcommittee of which they are a member and $4,000 per annum for each subcommittee of which they are chairperson. During the year ended June 30, 2005, we contributed R0.5 million ($0.1 million) to our defined contribution plans for our officers and directors.

The following table sets forth the compensation for our directors for the year ended June 30, 2005:

Directors	Basic salary/fees ($'000)	Change in terms of employment payment ($'000)	Retirement fund contributions/ bonus/restraint of trade/expenses ($'000)	Total ($'000)	Share option scheme gains ($'000)
Executive					
M.M. Wellesley-Wood[1]	542	21	265	828	-
I.L. Murray[2]	591	229	251	1,071	-
D.N. Campbell[3]	53	-	-	53	-
A. Lubbe (Alternate director)[4]	164	-	135	299	14
D.T. van der Mescht (Alternate director)[5]	19	-	236	255	-
Subtotal	**1,369**	**250**	**887**	**2,506**	**14**
Non-Executive					
M.P. Ncholo[6]	38	-	11	49	-
G.C. Campbell	51	-	14	65	-
R. Hume	33	-	14	47	-
D. Baker[7]	13	-	19	32	-
D.J.M. Blackmur	33	-	15	48	-
J Turk[8]	18	-	-	18	-
Subtotal	**186**	**-**	**73**	**259**	**-**
Total	**1,555**	**250**	**960**	**2,765**	**14**

Refer to Item 6E "Share Ownership" for details of share options held by directors.

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[1] Under the terms of Mr. M.M. Wellesley-Wood's agreement of employment effective from December 1, 2003, he was entitled to a change in terms of employment payment by virtue of his relinquishing the post of Chief Executive Officer of the Company, equal to 92% of his South African remuneration package calculated on the basis of the remuneration package received on December 1, 2003. This payment accrued during May 2004, but was deferred for six months, at Mr. M.M. Wellesley-Wood's request. The role of Chairman and Chief Executive Officer was split in accordance with the rules prescribed by the JSE Limited, which came into effect from January 1, 2004 and not as a result of any internal operating requirement of the Company. No other payment of this nature was made to any officer of the Company in fiscal 2004. The Remuneration and Nominations Committee approved the payment which amounted to R1.7 million ($0.3 million) plus interest of R0.1 million ($0.02 million).

[2] Under the terms of Mr. I.L. Murray's agreement of employment dated effective of December 1, 2003, he was entitled to receive a change in terms of employment payment by virtue of his relinquishing the post of Chief Financial Officer. Mr. I.L. Murray was previously the Deputy Chief Executive Officer and Chief Financial Officer until December 2003 at which time the role of Chairman and Chief Executive Officer were split and Mr. M.M. Wellesley-Wood was appointed as Executive Chairman and Mr. I.L. Murray was appointed as Chief Executive Officer and Chief Financial Officer. By virtue of him relinquishing the post of Chief Financial Officer and appointing a replacement Chief Financial Officer, he became entitled to an amount equal to 93% of his South African remuneration package calculated on the basis of the remuneration package received on December 1, 2003. Such payment amounted to R1.1 million ($0.2 million) plus interest of R0.3 million ($0.05 million) and was approved by the Remuneration and Nominations Committee which approved the agreement of employment. Mr. I.L. Murray resigned as an Executive Director with effect from November 30, 2005.

[3] Appointed January 17, 2005; resigned February 12, 2005.

[4] Resigned March 23, 2005.

[5] Resigned August 5, 2004.

[6] Resigned November 1, 2005.

[7] Retired October 27, 2004.

[8] Appointed October 27, 2004.

Compensation of senior management

Our senior management is comprised of executive directors and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than Executive and Non-Executive Directors. However, the aggregate compensation paid to executive officers, excluding compensation paid to Executive Directors, in fiscal 2005 was $1.8 million (fiscal 2004: $2.4 million), representing 12 executive officers in fiscal 2005 and 20 executive officers in fiscal 2004.

Bonuses or incentives are paid based upon performance against predetermined key performance indicators. Should an executive director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a bonus of 40% or 50% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration and Nominations Committee.

Service Agreements

Service contracts negotiated with each executive and Non-Executive Director incorporate their terms and conditions of employment and are approved by our Remuneration and Nominations Committee.

The Company's executive directors, Mr. M.M. Wellesley-Wood and Mr. I.L. Murray, entered into agreements of employment with us and DRD (Isle of Man) Limited, or DRD (Isle of Man), on May 7, 2004. These agreements regulate the employment relationship with Messrs. M.M. Wellesley-Wood and I.L. Murray for the period that commenced on December 1, 2003 and ending on November 30, 2005. Separate agreements of employment were entered into with us and DRD (Isle of Man) to reflect the proportionate distribution of time and effort which they apply between our South African and Australasian operations. Mr. J.W.C. Sayers entered into an agreement of employment with the Company for the period that commenced on September 5, 2005 and ending September 4, 2007.

Mr. M.M. Wellesley-Wood receives from us an all-inclusive remuneration package of R1.9 million ($0.3 million), and from DRD (Isle of Man) $250,000 per annum (payable in pounds sterling in accordance with the exchange rate in effect on December 1, 2003, in an amount of £145,000 per annum). He is also eligible, under both agreements, to receive an incentive bonus of up to 40% of his annual remuneration package in respect of each of four bonus cycles of 6 months each, over the duration of his appointment, on condition that he achieves certain agreed key performance indicators. Mr. M.M. Wellesley-Wood's agreements also provide that he will receive a total of up to 460,000 of our ordinary shares in four equal tranches at intervals of 12 months over the duration of his agreements of employment and beyond. In terms of a JSE listing requirement, these allotments were subject to approval by shareholders. We have since decided, and Mr. M.M. Wellesley-Wood has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. An alternate means of achieving the objective of the retention incentive has been implemented through the payment of a bonus. Mr. M.M. Wellesley-Wood became entitled to an amount equal to 92% of his remuneration package from us, by virtue of his relinquishing the position of Chief Executive Officer and Deputy Chairman of the Company.

Mr. I.L. Murray receives from us an all-inclusive remuneration package of R1.5 million ($0.2 million) and from DRD (Isle of Man) $200,000 per annum. Mr. I.L. Murray is eligible, under both agreements, for an incentive bonus in respect of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration of his appointment, on condition that he achieves certain key performance indicators. Mr. I.L. Murray's agreements also provide that he will receive a total of up to 366,000 of our ordinary shares in four equal tranches at intervals of 12 months over the duration of his agreements of employment and beyond. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. I.L. Murray has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. An alternate means of achieving the objective of the retention incentive has been implemented through the payment of a bonus. Our agreement further provides that Mr. I.L. Murray became entitled to an amount equal to 93% of his South African remuneration package calculated on the basis of the remuneration package as determined on December 1, 2003, by virtue of his relinquishing the position as Chief Financial Officer.

Mr. J.W.C. Sayers, appointed as Chief Financial Officer on September 5, 2005, receives from us an all-inclusive remuneration package of R2.0 million ($0.3 million) per annum. Mr. J.W.C. Sayers is eligible under his employment agreement, for an incentive bonus of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration his appointment, on condition that he achieves certain key performance indicators.

Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us, or DRD (Isle of Man) in the case of our executive officers, except where terminated as a result of certain action on the part of the director, or upon the director reaching a certain age, or by the director upon the occurrence of a change of control of us. A termination of a director's employment upon the occurrence of a change of control of us is referred to as an "eligible termination." Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than four years salary or fees, depending on the period of time that the director has been employed. Upon an eligible termination, all options held by the director under our share option scheme become exercisable by the director at any time prior to the closing of the transaction involving a change of control or, in certain circumstances in the case of executive directors, during the thirty day period following the closing of such a transaction. Additionally, upon an eligible termination, the executive directors become entitled to any of the shares granted to such executive director that have not yet vested, subject to shareholder approval. Moreover, the Board of Directors may, at its discretion, accelerate the issuance of shares granted to the executive directors that are scheduled to vest following the expiration of the agreement in the event that the agreement automatically terminates and is not extended or replaced by another agreement with the executive director.

Messrs. M.P. Ncholo, G.C. Campbell, R.P. Hume, D.J.M. Blackmur and J. Turk each have service agreements which run for fixed periods until February 13, 2007, October 31, 2007, September 30, 2006, October 31, 2007 and October 31, 2006, respectively. Mr. D.C. Baker resigned from our board of directors on October 27, 2004, and his service agreement was terminated. Dr. M.P. Ncholo resigned from our board of directors on November 1, 2005, and his service agreement was terminated. After their respective two and three year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice.

6C. BOARD PRACTICE

Board of Directors

As at October 31, 2005, the board of directors comprises three Executive Directors (Messrs. M.M. Wellesley-Wood, I.L. Murray and J.W.C. Sayers) and five Non-Executive Directors (Messrs. G.C. Campbell, D.J.M. Blackmur, R.P. Hume, M.P. Ncholo and J. Turk). The Non-Executive Directors are independent under the Nasdaq requirements and the South African King II Report, with the exception of Dr. M.P. Ncholo, by virtue of his shareholding in KBH, the 60% shareholder of CGR, and Mr. J. Turk, by virtue of his directorship of G.M. Network Limited (GoldMoney.com), the holding company of Net-Gold Services Limited in which we have a 50.25% interest.

In accordance with the King II Report on corporate governance, as encompassed in the JSE Listing Rules, and in accordance with the South African Combined Code, the responsibilities of Chairman and Chief Executive Officer were separated during January 2004. Dr M.P. Ncholo is now the Non-Executive Chairman, Mr. M.M. Wellesley-Wood is now the Chief Executive Officer and Mr. J.W.C. Sayers is appointed as Chief Financial Officer. Mr. I.L. Murray has taken up the position of Corporate Development Officer. In December 2004, Mr. G.C. Campbell was appointed senior independent Non-Executive Director. In future, the evaluation of the Chairman's performance will be considered by the Non-Executive Directors led by the senior independent Non-Executive Director. Mr. D.C. Baker resigned from our board of directors on October 27, 2004, and Mr. J. Turk a Non-Executive Director was appointed on October 27, 2004. Mr. D.T. van der Mescht, an alternate director, resigned on August 5, 2004 and Mr. A. Lubbe, an alternate director, resigned on March 30, 2005, and no replacements have been appointed as yet. The board has established a nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the Nasdaq rules a majority of independent directors will select or recommend director nominees.

The board's main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company's strategic objectives and to ensure that the necessary financial and other resources are made available to the management to enable them to meet those objectives. The board retains full and effective control over the Company, meeting on a quarterly basis with additional ad hoc meetings being arranged when necessary, to review strategy and planning and operational and financial performance. The board further authorizes acquisitions and disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration and decision under its terms of reference. The board also approves the annual budgets for the various operational units.

The board is responsible for monitoring the activities of executive management within the Company and ensuring that decisions on material matters are referred to the board. The board approves all the terms of reference for the various subcommittees of the board, including special committees tasked to deal with specific issues. Only the executive directors are involved with the day-to-day management of the Company.

To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company's advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration and Nominations Committee formally evaluates the executive directors and the alternate directors on an annual basis, based on objective criteria.

All directors, in accordance with the Company's Articles of Association, are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

All directors have access to the advice and services of the Company Secretary, who is responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the Company at the Company's expense, should they believe that course of action would be in the best interest of the Company.

A majority of the Non-Executive Directors have share options under the Company's share option scheme, but do not believe that this interferes with their independence. See Item 6A.: "Directors, Senior Management and Employees" and Item 6E.: "Share ownership".

Board meetings are held quarterly in South Africa or internationally. The structure and timing of the Company's board meetings, which are scheduled over 2 or 3 days, allows adequate time for the Non-Executive Directors to interact without the presence of the executive directors. The board meetings include the meeting of the Risk Committee, Audit Committee and Remuneration and Nominations Committee which act as subcommittees to the main Board. Each subcommittee is chaired by one of the Independent Non-Executive Directors who provide a formal report back to the main Board, as part of the quarterly reporting process. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

The board sets the standards and values of the Company and much of this has been embodied in the Company's Code of Ethics and Conduct, a copy of which is available on our website at www.drdgold.com. The Code of Ethics and Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the US Sarbanes-Oxley Act of 2002, the related US securities laws and the Nasdaq rules. The Code contains provisions under which employees can report violations of Company policy or any applicable law, rule or regulation, including US securities laws.

The Company has a wholly owned subsidiary, DRD (Isle of Man) Limited, and has established a subsidiary board on the Isle of Man. This board comprises of three Non-Executive Directors, Mr. M.G. Gisborne, Mr. P.F. Matthews and Mr. G.C. Campbell. Mr. M.M. Wellesley-Wood is an executive director, with Mr. J.W.C. Sayers acting as his alternate.

Board Committees

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the Board and under which specific functions of the board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company's registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration for Non-Executive Directors for their services on the committees concerned is determined by the board. Currently this is in the case of each committee: chairperson $4,000 per annum; members $2,000 per annum. The committees are subject to regular evaluation by the board with respect to performance and effectiveness.

The following information reflects the composition and activities of these committees.

Executive Committees

Two Executive Committees have been established. An Executive Committee for the Australasian operations and an Executive Committee for the South African operations. As at June 30, 2005, the Australasian Executive Committees consisted of Mr. M.M. Wellesley-Wood (Chairman), Mr. I.L. Murray, Mr. J.W.C. Sayers, Mr. T.S. O'Connor, Mr. F. Hart, Mr. R.L. Johnson, Mr. M.P. Marriott, Mr. W.A. Labuschagne and Ms. S.C. Spencer. The South African operations Executive Committee consisted of Mr. M.M. Wellesley-Wood (Chairman), Mr. I.L. Murray, Mr. W.T. Beer, Mr. J.H. Dissel, Mr. L.C. Lamsley, Mr. D.J. Pretorius, Mr. J.W.C. Sayers, Mr. A.N. Weir and Mr. I.D. Graulich.

The Executive Committees meet on a weekly basis to review current operations in detail, develop strategy and policy proposals for consideration by the Board of Directors, implement its directives and consider disclosure controls and procedures. Members of the Executive Committees, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.

Committees of the Board of Directors

Remuneration and Nominations Committee

The Remuneration and Nominations Committee consists of Professor D.J.M. Blackmur (Chairman) and Mr. G.C. Campbell.

The Remuneration and Nominations Committee, which is comprised of Non-Executive Directors, has been appointed by the board of directors. The committee meets quarterly, but may meet more often on an ad hoc basis if required. The Remuneration and Nominations Committee is governed by its terms of reference and is responsible for approving the remuneration policies of the Company, the terms and conditions of employment, and the eligibility and performance measures of the DRDGOLD (1996) Share Option Scheme applicable to directors and senior management.

The committee's objective is to evaluate and recommend to the board competitive packages which will attract and retain executives of the highest caliber and encourage and reward superior performance. The committee also aims to ensure that criteria are in place to measure individual performance. The committee approves the performance-based bonuses of the executive directors based on such criteria. The General Manager Human Resources provides the committee with access to comparative industry surveys, which assist in formulating remuneration policies. As and when required the committee may also engage the services of independent consultants to evaluate and review remuneration policies and related issues and brief members on pertinent issues. The committee has in the past year engaged the services of such consultants to review the employment contracts of the executive directors.

The remuneration policy, relating to the remuneration of directors and senior executives, is based on a reward system comprising of four principal elements:

1. Basic remuneration, as benchmarked against industry norms;
2. Bonuses or incentives, which are measured against agreed outcomes or Key Performance Indicators, or KPIs;
3. Short-term rewards for exceptional performance; and
4. Long-term retention of key employees based on scarcity of skill and strategic value, using share options granted under the DRDGOLD (1996) Share Option Scheme or shares for the Executive Directors.

A copy of the policy is available by application to the Company Secretary at the Company's registered office.

Audit and Risk Committee

On February 11, 2005, the Audit and Risk Committees were merged into one committee (the Audit / Risk Committee) made up of the Audit and Risk sections. The two sections sit together one after the other (chaired by their respective Chairmen) and engage in joint deliberations. The Audit section is chaired by Mr. R.P. Hume and the Risk section is chaired by Professor D.J.M. Blackmur. The reason for the merger is that there was a great deal of overlap between the financial risks discussed at Audit Committee level and at Risk Committee level. The Company believes that the merging of these committees will provide better disclosure and aligns the Company with the US Sarbanes-Oxley Act of 2002 process. For the sake of convenience the Audit Section of the Committee will be referred to as the Audit Committee and the Risk Section as Risk Committee in this part of the report.

Audit section of the Audit and Risk Committee

As at June 30, 2005, the Audit Committee consisted of Mr. R.P. Hume (Chairman), Mr. G.C. Campbell and Professor D.J.M. Blackmur who was appointed to the Audit Committee on November 2, 2004. Mr. D.C. Baker resigned on October 27, 2004.

The Audit Committee comprises solely of Non-Executive Directors, all of whom are independent. The primary responsibilities of the Audit Committee, as set out in the Audit Committee charter, is to assist the board in carrying out its duties relating to accounting policies, internal financial control, financial reporting practices and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards. A copy of the charter is available by application to the Company Secretary at the Company's registered office.

The Audit Committee meets quarterly with the external auditors, the Company's internal audit practitioner, the Chief Financial Officer and the Internal Audit and Compliance Manager to review the audit plans of the internal auditors, to ascertain the extent to which the scope of the internal audits can be relied upon to detect weaknesses in the internal controls and to review the annual and interim financial statements prior to approval by the board. The Audit Committee reviews our annual results, the effectiveness of our system of internal financial controls, internal audit procedures and legal and regulatory compliance. The committee also reviews the scope of work carried out by our internal auditors and holds regular discussions with the external auditors and internal auditors.

The committee appoints, re-appoints and removes the external auditors and approves the remuneration and terms of engagement of the external auditors. The committee is required to pre-approve, and has pre-approved, non-audit services provided by our external auditors. The Company's external audit function is currently being undertaken by KPMG Inc.

The Company's internal and external auditors have unrestricted access to the chairman of the Audit Committee and, where necessary, to the Chairman of the board and Chief Executive Officer. All important findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

Risk section of the Audit and Risk Committee

As at June 30, 2005, the Risk Committee consisted of Professor D.J.M Blackmur (Chairman), Mr. M.M. Wellesley-Wood and Mr. J. Turk. Mr. D.C. Baker resigned on October 27, 2004.

The Risk Committee was established in January 2004, with a non-executive chairman. Its overall objective is to assist the Board in its duties relating to risk management and control responsibilities, assurance issues, health, safety and environmental compliance, and the monitoring and reporting of all these matters. The Risk Committee facilitates communication between the board, the Audit Committee, internal auditors and other parties engaged in risk management activities. The terms of reference of the Risk Committee can be obtained by application to the Company Secretary at the Company's registered office.

The Risk Committee's role is to ensure that:
- an effective risk management program is implemented and maintained;
- risk management awareness is promoted amongst all employees;
- risk programs (financing/insurance) adequately protect the Company against catastrophic risks;
- regular risk assessments are conducted;
- total cost of risk in the long term is reduced;
- the protection of the Group's assets is promoted throughout the Group;
- the health and safety and well being of all stakeholders is improved; and
- the Company's activities are carried out in such a way so as to ensure the safety and health of employees.

The Risk Committee meets quarterly and reports to the board. Additional ad hoc meetings may be arranged as and when required. Certain members of executive management are invited to attend Risk Committee meetings on a regular basis, such as the Chief Financial Officer, Internal Audit and Compliance Manager, the Group Risk Manager, the Group Financial Manager, the Operational Managers, the Group Legal Counsel, the manager responsible for safety, health and environment and the General Manager Assets and Commercial.

Following the release of the King II Report, in South Africa, containing minimum practices to be adopted, we have formulated a risk corporate governance structure, which has been approved by the board.

The system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and undermine the preservation of shareholders values. The significant risks facing the Group including those at operations have been identified and have been included in Item 3D.: "Risk factors." Individuals have been appointed to address each risk and the results thereof, are reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met. In addition to the above initiatives the Group also employs third party consultants to benchmark our operations against other mining operations throughout South Africa and more than 300 different mining companies worldwide.

An important aspect of risk management is the transfer of risk to third parties to protect the Company from any major disaster. We have embarked on a program to ensure that our major assets and potential business interruption and liability claims are covered by group insurance policies that encompass our operations world-wide. The majority of the cover is through reputable insurance companies in London and Europe and the insurance programs are renewed on an annual basis. Insurance premiums for the Group have been reduced by more than 30% in fiscal 2004, due to the risk initiatives undertaken in the Group. A cell captive has been established to enable further reduction in annual insurance premiums. An insurance company, Fortis Limited, has been established to provide workers compensation insurance to the Tolukuma Section in Papua New Guinea.

6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including contractors who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:

	Year ended June 30		
	2005	**2004**	**2003**
South Africa …………………………………………………………..	3,481	12,986	18,766
Australasia	824	751	472
Total..	4,305	13,737	19,238

The total number of employees at June 30, 2005, of 4,305 comprises 676 contractors and 3,629 employees who are directly employed by us and our wholly-owned Group companies. As of October 31, 2005, we had 4,324 employees. The decrease in the number of employees in fiscal 2005 is due to the provisional liquidation of the North West Operations which included 7,614 employees in March 2005. The decrease in the number of employees in fiscal 2004, was due to the restructuring at the North West Operations which included the retrenchment of approximately 2,200 employees in September 2003 and 1,000 employees in April 2004, and the reduction of contractors.

As of June 30, 2005, 2004 and 2003, the breakdown of our employees (excluding Porgera, Emperor, CGR and ERPM) by main categories of activity was as follows:

	Year ended June 30,		
Category of Activity	**2005**	**2004**	**2003**
Mining - Our Employees...	2,317	7,507	9,877
Mining – Contractors	676	2,372	4,426
Engineering	586	2,183	2,871
Metallurgy	322	728	960
Mineral Resources..	162	256	361
Administration..	124	240	243
Environmental	36	105	155
Human Resources..	43	204	185
Medical...	9	116	129
Safety	30	26	31
Total..	4,305	13,737	19,238

Labor Relations

As at June 30, 2005, we employed and contracted 3,481 people in South Africa and 824 in Papua New Guinea. Approximately 70% of South African employees are members of trade unions or employee associations. This excludes all employees of the Crown Section and ERPM Section, and all employees from our 20% interest in the Porgera Joint Venture and our 45.33% interest in the Emperor Section. There were no material incidents of industrial action or labor unrest at our operations during fiscal 2005.

South Africa's labor relations environment remains a platform for social reform, while the political transitions that have taken place in the country have reduced the impact of organized labor on political transformation. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD/National Union of Mineworkers co-coordinating forum meets regularly to discuss matters pertinent to both parties at Group level, while operations level forums continue to deal with local matters. The wage agreements for the period 2005 to 2007 provided for wage increases of 6% for the first year and 6.5% increase for the second year. This agreement took effect from July 1, 2005. Wage agreements were also signed with the other recognized unions and associations.

By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations, a severance package of not less than one week's remuneration for every completed year of service. In the aforementioned agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one week benefit based on basic pay.

The Tolukuma Section in Papua New Guinea is not unionized, however, labor relations and the relationship with the surrounding communities are maintained by way of worker consultative committees and a community forum lead by the Community Relations Manager.

AIDS represents a very serious threat to us and the gold mining industry as a whole in terms of the potential reduced productivity and increased medical costs. The exact extent of infection in our workforce is not known at present, although it is roughly estimated by the industry that the prevalence of HIV, the virus that causes AIDS, in the South African industry is currently approximately 30% to 40%. We have several AIDS awareness campaigns in place at our operations.

Blyvoor has contracted AngloGold Health Services to provide all health care services, including a wellness program, which treats AIDS related illnesses, provides counseling on healthy life styles and monitors the progression of the HIV virus.

Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following overall statistics for our managed mines (including the Crown and ERPM Sections, but excluding Porgera and Emperor Mines Limited) are reflected below.

(Per million man hours)	Year ended June 30,	
	2005	**2004**
Lost time injury frequency rate (LTIFR)[1]	9.55	8.63
Reportable incidence[1]	3.44	3.49
Fatalities	0.25	0.25
Number of fatalities (average per month)	0.83	0.92

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[1] Calculated as follows: Actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP

As of October 31, 2005, options to purchase ordinary shares held by directors were as follows:

Directors	Options at June 30, 2004	Options granted during the period	Average Exercise price (R)	Options exercised during the year	Average Exercise Price (R)	Options lapsed during the year	Options at Oct 31, 2005	Expiration Dates[1]
Executive								
M.M. Wellesley Wood...	1,023,912	57,710	5.50	-	-	-	1,081,622	4/30/12-10/27/13
I.L. Murray[2]......................	793,371	44,716	5.50	-	-	-	838,087	8/21/10-10/27/13
Alternate Directors								
A. Lubbe[3]	252,458	106,500	10.93	25,000	7.26	-	333,958	10/1/11-11/1/17
D.T. van der Mescht[4]	307,795	-	-	-	-	-	307,795	10/1/11-4/26/14
Non-Executive								
M.P. Ncholo[5]..................	47,800	2,694	5.50	-	-	-	50,494	3/20/12-10/27/13
G.C. Campbell................	54,900	3,094	5.50	-	-	-	57,994	3/20/12-10/27/13
R.P. Hume	73,750	4,157	5.50	-	-	-	77,907	10/1/11-10/27/13
D.C. Baker[6]	49,600	-	-	-	-	-	49,600	9/26/11-10/27/13

Each option is representative of a right to acquire one ordinary share at a predetermined exercise price.

Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, quarterly results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may apply only to the board of directors, executive committee, and the financial and new business teams, but in the case of quarterly results the embargo is group-wide.

Under the listings requirements of the JSE, we are not required to disclose, and we do not otherwise disclose or ascertain, share ownership of individual executive officers in our share capital.
However, to the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed 1 percent of the Company's issued ordinary share capital. For details of share ownership of directors see Item 7A.: "Major Shareholders."

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[1] Certain Directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.
[2] Mr. I.L. Murray resigned as an Executive Director on November 30, 2005.
[3] Mr. A. Lubbe was appointed to our Board of Directors as an Alternate Director on July 1, 2003. He subsequently resigned from his position and as an Alternate Director of the Board on March 23, 2005.
[4] Mr. D.T. van der Mescht was appointed to our Board of Directors as an Alternate Director on July 1, 2003. He subsequently resigned from his position of Divisional Director: South African Operations and as an alternate member of the board on August 5, 2004.
[5] Mr. M.P. Ncholo resigned as Non-Executive Chairman on October 25, 2005.
[6] Mr. D.C. Baker retired from the Board on October 27, 2004.

DRDGOLD (1996) Share Option Scheme, or the Scheme

We operate a securities option plan as an incentive tool for our executive directors, Non-Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company's performance. In terms of the Scheme rules, a maximum of 15% of the issued ordinary shares is reserved for issuance thereunder and no participant may hold options at any time, which if exercised in full, would exceed 2% of our issued share capital at that time. As at October 31, 2005, the number of issued and exercisable share options is approximately 4.4% of the issued ordinary share capital, which is within the National Association of Pension Funds (United Kingdom) international accepted guideline of 3 to 5% for such schemes. In addition, the participants in the Scheme are fully taxed at their maximum marginal tax rate on any gains realized on the exercise of their options.

The price at which an option may be exercised is the lowest seven day trading average of the closing market prices of an ordinary share on the JSE, as confirmed by our directors, during the three months preceding the day on which the employee is granted the option. Each option remains in force for ten years after the date of grant, subject to the terms of the option plan. Options granted under the plan vest at the discretion of our directors, but primarily according to the following schedule over a maximum of a three year period:

Percentage vested in each period	Period after the original date of the option grant
25%	6 months
25%	1 year
25%	2 years
25%	3 years

Any options not exercised within ten years from the original date of the option grant will expire and may not thereafter be exercised.

Options to purchase a total of 13,051,786 ordinary shares were outstanding on June 30, 2005, of which options to purchase 6,507,374 ordinary shares were currently exercisable. In fiscal 2005, a total of 125 employees participated in the Scheme including Executive Directors, Non-Executive Directors and other senior employees. The outstanding options are exercisable at purchase prices that range from R3.11 to R36.08 per share and expire ten years from the date of issue to the participants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

As of October 31, 2005, our issued capital consisted of:

- 305,844,347 ordinary shares of no par value; and

- 5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of October 31, 2005:

- there were 6,185 record holders of our ordinary shares in South Africa, who held approximately 9,826,233 or approximately 3.2% of our ordinary shares;

- there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;

- there were no record holders of our ordinary shares or ADSs underlying the 6% Senior Convertible Notes due 2006;

- there were no US record holders of our ordinary shares, excluding those shares which are held as part of our ADS program; and

- there were 3,501 record holders of our ADSs in the United States, who held approximately 243,467,791or approximately 79.61% of our ordinary shares.

The following table set forth information regarding the beneficial ownership of our ordinary shares as of October 31, 2005 by:

- each of our directors; and

- any person whom the directors are aware of as at October 31, 2005 who is interested directly or indirectly in 5% or more of our ordinary shares.

Holder	Shares Beneficially Owned	
	Number	Percent
M. M. Wellesley-Wood	*	
I.L. Murray	*	
A. Lubbe	*	
M.P. Ncholo	*	
G.C. Campbell	*	
R.P. Hume	*	
D.C. Baker	*	
Bank of New York ADRs	243,467,791	79.61%
101 Barclay Street		
New York, NY 10011		

* Indicates share ownership of less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of October 31, 2005, are treated as outstanding for computing the percentage of any other person. As of October 31, 2005, we are not aware of anyone owning 5% or more of our ordinary shares other than the Bank of New York which holds 79.61% of our issued ordinary shares through our ADR program. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa.

Cumulative Preference Shares

Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares. Randgold's address is 28 Harrison Street, Johannesburg, South Africa.

The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold & Exploration Company Limited in September 1997. They will obtain their potential voting rights only once the Argonaut Project becomes an operational gold mine, and dividends accrue to them. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all or substantially all of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. No shareholder has voting rights which differ from the voting rights of any other shareholder. On May 1, 2005, the Argonaut mineral rights reverted to the South African State, in terms of the MPRD Act. An application to be issued with prospecting rights in respect of our former holdings is currently pending before the Department of Minerals and Energy. If we do not acquire new rights under the MPRD Act, we would be entitled to claim compensation from the South African Government if we can prove that thereby our property has been expropriated as provided for under the Constitution of South Africa. Whether mineral rights constitute property and whether the MPRD Act does bring about an expropriation, are both aspects which are the subject of legal debate which is likely to be settled ultimately by litigation. The factors in determining compensation include not only fair market value but also history of acquisition and use and aspects of redress and reform which could have the effect of reducing the compensation.

7B. RELATED PARTY TRANSACTIONS

Rand Refinery Agreement

On October 12, 2001, we entered into an agreement with Rand Refinery Limited, or RRL, for the refining and sale of all of our gold produced in South Africa. Under the agreement, RRL performs the final refining of our gold and casts it into troy ounce bars. RRL then sells the gold on the same day as delivery, at the London afternoon close price on the day the gold is sold. In exchange for this service, we pay RRL a variable refining fee plus fixed marketing, loan and administration fees. For fiscal 2005 this amounted to $0.4 million and $0.9 million for fiscal 2004. Mr. D.J. Pretorius, our Legal Advisor, is also a director of RRL and has been appointed as a member of their audit committee. Also, Mr. I.D. Graulich, our General Manager: Investor Relations, is an alternate director to Mr. D.J. Pretorius. With the provisional liquidation of Buffelsfontein Gold Mines Limited on March 22, 2005, our 10.6% interest in RRL decreased to our current ownership of 3%. RRL is jointly owned by South African gold mining companies.

R.A.R. Kebble

We entered into an agreement with Mr. R.A.R. Kebble in March 2002 whereby Mr. R.A.R. Kebble retired from employment with us with effect from March 19, 2002 and ceased to be a director of our board with effect from June 30, 2002. Pursuant to that agreement we undertook to pay an amount of R3.1 million ($0.3 million) to Mr. R.A.R. Kebble on June 30, 2002. We believe that we are not required to pay this amount and we have not done so. One of the reasons for this is that we believe we have a counterclaim against Mr. R.A.R. Kebble in excess of this claim.

C. Press Loan

During fiscal 2003, Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary company, loaned an amount of $24,946 to Net-Gold. This loan is interest free, unsecured and has no fixed terms of repayment. The funds were used for short-term working capital advances. As at October 31, 2005, the full balance was still outstanding.

iProp Loan Note

On June 12, 2002, we entered into a loan agreement with Crown Gold Recoveries (Pty) Limited, or CGR, in terms of which an amount of R37.7 million ($3.6 million) is recorded as owing by CGR to us. At the time, CGR was an indirect wholly-owned subsidiary of Crown Consolidated Gold Recoveries (Pty) Limited, or CCGR. We sold 60% of our interest in CGR to Khumo Bathong Holdings (Pty) Limited, or KBH. This amount was originally owed by CGR to iProp Ltd (previously known as RMP Properties SA Limited), or iProp, in terms of a secured loan note. In an arrangement in which JCI Gold Limited, or JCI, paid iProp R38.0 million ($3.7 million) in exchange for an issue by us to JCI of 8,000,000 ordinary shares, the loan note was ceded to us. The loan note has now been cancelled and restated in terms of the loan agreement entered into on June 12, 2002. The total amount outstanding on this loan as of October 31, 2005, is R54.2 million ($8.1 million). The loan bears interest at the prime rate of The Standard Bank of South Africa Limited. As of June 30, 2005, the interest rate was 10.5% per annum and as of October 31, 2005, the interest rate on this loan stood at 10.5%. The loan is repayable on demand within seven years. During fiscal 2005 we agreed to suspend our right to demand repayment of this balance indefinitely. Interest is payable annually in arrears. The loan is unsecured. In terms of the loan agreement the principal amount will be repaid in equal annual installments. As at October 31, 2005, this balance was still owing to us, however, we have recognized losses generated by CGR and its subsidiary against this loan and it is carried at a nil value.

Crown Gold Recoveries (Pty) Ltd, or CGR

In connection with the sale by us of 60% of our interest in CGR we agreed to lend KBH R5.3 million ($0.7 million) under a loan agreement entered into on June 12, 2002. Prior to this, CGR was an indirect wholly-owned subsidiary of ours. The loan bears interest at the prime rate of The Standard Bank of South Africa Limited. As of October 31, 2005, the outstanding balance was R7.9 million ($1.2 million). The loan is repayable on demand within five years from such a demand having been made. During fiscal 2005 we reached an agreement with CGR that we would suspend our right to demand repayment of this balance indefinitely, due to the loss making position of CGR. Interest is payable annually in arrears. The loan was secured by KBH's pledge to us of 49,928,824 shares in ERPM. However, since the acquisition of ERPM by CGR, the loan is no longer secured. The strategic value of this transaction was that it has enabled us to introduce a black empowerment entity, KBH, which is necessary in terms of the new Mining Charter.

On June 12, 2002, we entered into two loan agreements with CGR, the first being for R0.9 million ($0.09 million) and the second being for R37.7 million ($3.6 million). The first loan is payable on demand within three years from such a demand having been made and interest is payable annually in arrears and the second loan is payable on demand within seven years from such a demand having been made and interest is payable annually in arrears. During fiscal 2005 we reached an agreement with and CGR that we would suspend our right to demand repayment of this balance indefinitely, due to the loss making position of CGR. The total amount outstanding on these loans, as at October 31, 2005, is R54.8 million ($8.2 million), however, we have recognized losses generated by CGR and its subsidiary against this loan and it is carried at a nil value.

At the same date, we entered into a shareholders' agreement with KBH, the Industrial Development Corporation, or IDC, CCGR and CGR. This agreement provides that the board of CGR shall comprise two directors appointed by CCGR and three directors appointed by KBH. The agreement also provides that certain business matters such as amending the memorandum and articles of association of CGR, canceling the services agreement with us or incurring certain indebtedness requires the approval of CCGR, in the case of shareholder matters, or a director appointed by CCGR in the case of directors matters. Additionally, the agreement places restrictions on our ability to dispose of shares of CGR without the prior written consent of the other shareholders. The shareholder agreement also provides that unless its board of directors determines otherwise, CGR shall declare an annual dividend of a minimum of 30% of the net profits of CGR after taxes and interest. As of October 31, 2005, no dividends have been declared.

This shareholders' agreement also documents three previously interest free loans from CCGR to CGR totaling R190.0 million ($30.3 million). Under the terms of the share purchase agreement, 57% (R108.0 million ($17.2 million)) of the principal amount of these loans were sold to IDC and 3% (R5.7 million ($0.9 million)) to KBH. However, upon KBH exercising its option to purchase IDC's interest in CGR, IDC's portion of this loan was ceded to KBH. These balances are still outstanding as at October 31, 2005, however, we have recognized losses generated by CGR and its subsidiaries against this loan and it is carried at a nil value.

On July 20, 2005, we acquired from the IDC all the remaining balances owing by CGR and ERPM through the issue of 4,451,219 of our shares, representing a cost of R28.9 million ($4.3 million). These balances are still outstanding as at October 31, 2005.

These loans currently bear interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft which as of October 31, 2005, stood at 10.5%. It is the intention of the parties to amend the terms of the shareholders' loans. It is expected that the shareholders' loans will continue to bear interest at the prime rate and the interest will be repayable in equal monthly payments over the period of the loans.

Dr. M.P. Ncholo, one of our non-executive directors, is also the chairman of KBH. The 4,794,889 shares originally issued to KBH were subject to a put and call option instrument between KBH and Investec, with the shares held as security. The option was exercised and Investec took possession of the shares in three equal tranches in June, July and August 2004.

East Rand Proprietary Mines Limited

On October 10, 2002, Daun et Cie AG, Courthiel Holdings (Pty) Ltd, KBH, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Masechaba Palesa Moletsane Ncholo, Michelle Patience Baird, Derek Sean Webbstock, or collectively the Sellers, and CGR, entered into an agreement in terms of which CGR agreed to purchase from the Sellers the entire issued share capital and shareholders' claims of ERPM. Dr. M.P. Ncholo is one of our non-executive directors and we own a 40% interest in CGR. The purchase price for the acquisition of the shares and the claims was R100.0 million ($9.5 million). CGR loaned an amount of R60.0 million ($5.7 million) to the Sellers as an interest free loan, and CGR received from the Sellers, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the Sellers' claims to CGR. The conditions of the sale were fulfilled and the amount was deemed to be paid to the Sellers on account of the purchase price. An existing mortgage bond registered by ERPM in favor of Courthiel Holdings (Pty) Ltd securing shareholder loans in the sum of R10.0 million ($1.9 million) was also ceded to CGR as security on October 11, 2002. The full amount is still owing under the bond.

The competition authorities' approval for the acquisition of ERPM by CGR was obtained and the R60.0 million ($5.7 million) loan was deemed to be part payment of the purchase price. As to the balance of the purchase price of R40.0 million ($3.8 million), KBH, a 40% shareholder in CGR, agreed to use its best endeavors to obtain a loan of R40.0 million ($3.8 million) from the IDC which was paid to the Sellers as final part payment of the purchase price of the ERPM acquisition. CGR procured the release of the Sellers from all statutory environmental obligations, including obligations to furnish guarantees and the like to the Department of Minerals and Energy, or DME, and ERPM will assume the Sellers' responsibilities in this regard. CGR acquired ERPM as is, without indemnification for any disclosed or undisclosed liabilities, which could require CGR to incur significant financial obligations to satisfy any liability.

Additionally, on September 18, 2002, in connection with CGR's acquisition of ERPM, we provided a working capital facility of R10.0 million ($1.6 million) to ERPM. The loan bears interest at the prime rate charged by The Standard Bank of South Africa Limited on overdraft and as of October 31, 2005, the interest rate on the loan stood at 10.5%. The loan is secured by a pledge of certain movable assets of ERPM.

On January 1, 2003 and April 7, 2003, we advanced to CGR R9.8 million ($1.6 million) and R2.1 million ($0.3 million), respectively, on the same terms. These amounts were advanced for ERPM acquisition costs and working capital requirements respectively.

Furthermore, from July 1, 2003 to April 30, 2004, funds were advanced to ERPM by way of a capital expansion loan of R32.2 million ($5.1 million) and on September 1, 2003, by way of debentures of R16.0 million ($2.6 million). These funds were utilized to fund infrastructure upgrades and the purchase of mining equipment. The loan facility is repayable in equal installments over the 5 years, and bears interest at prime less 0.5%. The debentures are repayable in 78 months from issue date and bear interest at prime less 2.5%. In addition the debentures attract a royalty of 0.267% of the gross revenue received from net smelter revenue.

As a result of the low Rand gold price coupled with a number of unforeseen operational setbacks, the structured capital expansion and underground resource development plan at ERPM was abandoned. All project finance loans advanced to CGR and ERPM, and included above, totaling $8.8 million were included in the investment in our associate, against which losses recorded by the associate, were recognized against these advances in fiscal 2004. In fiscal 2005, no further advances were made. No repayment has been received on either the loan or the debentures and management have agreed to suspend repayments indefinitely.

Management Service Agreements

We provide management services for CGR and ERPM under management service agreements entered into with each of them. These services include financial management, gold administration and hedging, technical and engineering services, mineral resource services and other management related services. We own a 40% interest in CGR. ERPM is a wholly-owned subsidiary of CGR. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.

For CGR we provide management services with KBH. The management services at ERPM are provided exclusively by us. Our management fee for services performed at the Crown Section was R0.7 million ($0.07 million) per month and our management fee for services performed at the ERPM Section is approximately R1.5 million ($0.1 million) per month. The agreement with CGR entered on July 1, 2002, was for one year and was renewable annually. The agreement with the ERPM Section entered on July 1, 2002, was for a fixed two year period with an option to renew. In April 2004, the management fees were revised to R0.3 million ($ 0.04 million) per month for both the Crown Section and the ERPM Section. Subject to the annual renewal clauses of these management contracts the management fees were further revised to R1.0 million ($0.1 million) per month for the Crown Section and the ERPM Section, during fiscal 2006.

Assistance with regards to funeral expenses

During fiscal 2004, financial assistance was provided by ERPM, our 40% associate company with KBH, to the family of Dr. M.P. Ncholo, a non-executive director of our Company, and executive director of KBH, with regards to funeral expenses relating to the death of a family member who was a temporary employee of ERPM. In terms of ERPM's practice, the funds were advanced on compassionate grounds to assist the family with costs associated with the funeral. This amounted to R90,447 ($14,414). At October 31, 2005 this amount was still outstanding in the accounts of ERPM.

Black Economic Empowerment, or BEE, transaction with Khumo Bathong Holdings (Pty) Limited, or KBH

On July 6, 2005, we signed a Memorandum of Understanding with our black economic empowerment partner, KBH, regarding the acquisition by KBH of a 15% stake in our South African Operations. The intention of the transaction is to bring us into full compliance with the 10-year, 26% black economic empowerment equity requirement as stipulated in the Mining Charter.

On July 20, 2005, we acquired from the IDC, all the debt which it holds against CGR and ERPM for a consideration which was settled through the issue of 4,451,219 of our ordinary shares, which at the date of issue, represented approximately $4.3 million (R28.9 million).

On October 27, 2005, our board of directors approved the extension of our existing black economic empowerment structure with KBH to cover all of our South African assets. The transaction has been facilitated by the IDC, which agreed to a debt restructuring in CGR.

The new structure results in Khumo Gold SPV (Pty) Limited, or Khumo Gold, acquiring initially, a 15% interest in a newly created vehicle, DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA, which holds ERPM, CGR and Blyvoor. We will retain an 85% interest.

In addition, Khumo Gold was granted an option, exercisable over the next three years, to acquire a further 11% interest in DRDGOLD SA for $1.4 million (R9.3 million). This further equity tranche will include a 6% stake to be placed in a new Employee Trust. The transaction has been financed by the issuance of $4.8 million (R31.8 million) new Khumo Gold preference shares.

Emperor Mines Limited, or Emperor

In August 2005, we initiated a financing and operating assistance package to Emperor. This follows a complete review of Emperor's operations.

To assist Emperor with its restructuring plan, we have agreed to provide a A$10.0 million ($7.6 million) Convertible Loan Facility to Emperor as part of a re-financing package, which includes an agreement with ANZ Bank to restructure Emperor's existing debt servicing obligations.

ANZ Bank has given its consent to our granting of the Convertible Loan Facility and the related security. Further the Australian Stock Exchange has also granted a waiver of listing rules to permit Emperor to grant such security to us on the terms incorporated in the Convertible Loan Facility.

The Convertible Loan Facility is repayable upon the first of the receipt of the proceeds expected from the sale of Emperor's interest in the Tuvatu Gold Prospect, or by December 31, 2007. Emperor has previously announced a conditional sale agreement in relation to the Tuvatu Gold Prospect and expects to receive consideration of approximately A$10.0 million ($7.6 million) on completion of that transaction.

The Convertible Loan Facility is convertible, at our election, into ordinary fully paid shares of Emperor at a conversion price equal to the lower of A$0.30 per Emperor share or the 45 day volume weighted average price of Emperor shares on the Australian Stock Exchange prior to the date of conversion.

On August 29, 2005, the shareholders of Emperor approved the Convertible Loan Facility. We did not participate in the voting.

In terms of an operational support agreement, also negotiated on behalf of Emperor by its independent directors, we will provide Emperor with management and technical services going forward. As at October 31, 2005, $0.1 million had been received for services rendered.

On November 16, 2005, we concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds our Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in Papua New Guinea. Refer to Item 4A.: "History and Development of the Company."

Employment agreements with executive directors

Mr. M.M. Wellesley-Wood receives from the Company an all-inclusive remuneration package of R1.9 million ($0.3 million), and from DRD (Isle of Man) $250,000 per annum. He is also eligible, under his agreement with us and his agreement with DRD (Isle of Man), to receive an incentive bonus of up to 40% of his annual remuneration package in respect of each of four bonus cycles of 6 months each, over the duration of his appointments, on condition that he achieves certain agreed key performance indicators. Mr. M.M. Wellesley-Wood's agreements also provide that he will receive a total of up to 460,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. M.M. Wellesley-Wood has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. An alternative means of achieving the objective of the retention inventive has been implemented through payment of a bonus. In addition, pursuant to his employment agreement, Mr. M.M. Wellesley-Wood became entitled to an amount equal to 92% of his annual remuneration package, plus interest, by relinquishing the position of Chief Executive Officer and Deputy Chairman of the Company. These agreements were entered into on May 7, 2004, and regulate the employment relationship with Mr. M.M. Wellesley-Wood that commenced on December 1, 2003 and ending on November 30, 2005.

Mr. I.L. Murray receives from the Company an all-inclusive remuneration package of R1.5 million ($0.2 million) and from DRD (Isle of Man) $200,000 per annum. Mr. I.L. Murray is eligible, under his agreement with us and his agreement with DRD (Isle of Man), to receive an incentive bonus in respect of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration of his appointments, on condition that he achieves certain key performance indicators. Mr. I.L. Murray's agreements also provide that he will receive a total of up to 366,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreements of employment. In terms of a JSE listing requirements these allotments were subject to approval by shareholders. We have since decided, and Mr. I.L. Murray has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. An alternative means of achieving the objective of the retention inventive has been implemented through payment of a bonus. Mr. I.L. Murray became entitled to an amount equal to 93% of his annual South African remuneration package as determined on December 1, 2003, plus interest, by relinquishing the position of Chief Financial Officer. These agreements were entered into on May 7, 2004 and regulate the employment relationship with Mr. I.L. Murray that commenced on December 1, 2003 and ending on November 30, 2005.

Mr. J.W.C. Sayers, who commenced his employment as Chief Financial Officer on September 5, 2005, receives from the Company an all-inclusive remuneration package or R2.0 million (0.3 million) per annum. Mr. J.W.C. Sayers is eligible under his employment agreement, for an incentive bonus of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration of his appointment, on condition that he achieves certain key performance indicators. This service contract expires on September 4, 2007.

Appointment of J. Turk as Non-Executive Director

Mr. J. Turk was appointed as a non-executive director on October 27, 2004. Mr. J. Turk is the founder and a director of G.M. Network Limited (GoldMoney.com). In April 2004, we acquired 50.25% of the shares in Net-Gold Services Limited, a subsidiary of G.M. Network Limited (GoldMoney.com).

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

See Item 18.: "Financial Statements."

Legal Proceedings

See "Legal proceedings" under Item 4D.: "Property, plant and equipment."

Dividend Policy

See Item 10B.: "Memorandum and Articles of Association."

8B. SIGNIFICANT CHANGES

See Note 27 "Subsequent Events" under Item 18.: "Financial Statements."

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the Nasdaq Capital Market (formerly Nasdaq SmallCap Market).

Year Ended	Price Per Ordinary Share R		Price Per ADS $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs
June 30, 2001	10.70	4.40	1.40	0.59	141,868	593,520
June 30, 2002	55.00	6.50	5.59	0.79	246,934	2,085,179
June 30, 2003	49.20	15.60	4.72	2.11	245,634	2,809,445
June 30, 2004	27.75	15.00	4.10	2.20	118,454	4,084,794
June 30, 2005	15.80	4.15	2.66	0.30	136,947	2,440,765

Month Ended	Price Per Ordinary Share R		Price Per ADS $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs
May 31, 2005	7.81	4.15	1.18	0.62	149,204	1,855,206
June 30, 2005	8.09	5.69	1.16	0.88	130,762	2,737,937
July 31, 2005	6.80	5.60	1.09	0.87	84,019	1,793,120
August 31, 2005	7.50	5.70	1.06	0.85	59,960	1,445,521
September 30, 2005	10.25	6.60	1.66	1.03	412,403	4,384,106
October 31, 2005	9.40	8.20	1.48	1.21	486,580	2,226,405

9B. PLAN OF DISTRIBUTION

Not applicable.

9C. MARKETS

Nature of Trading Markets

The principal trading market for our equity securities is the JSE and the Australian Stock Exchange, or ASX, and our ADSs that trade on the Nasdaq Capital Market (formerly Nasdaq SmallCap Market) in the form of ADRs under the symbol "DROOY." Our ordinary shares trade on the JSE under the symbol "DUR." Our ordinary shares also trade on the LSE (symbol: DBNR), the Marche Libre on the Paris Bourse (symbol: DUR), Brussels Bourse (symbol: DUR) in the form of International Depository Receipts, Port Moresby Stock Exchange (symbol: DUR) and ASX (symbol: DRD). The ordinary shares also trade on the over the counter markets in Berlin, Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New York, as depositary. Each ADR represents one ADS. Each ADS represents one of our ordinary shares. Prior to February 2001, our ADSs traded on the Nasdaq National Market.

Nasdaq Exemption

Exemption from the shareholder approval requirements

Between August and December 2003, the Company entered into a series of discounted issuances with several different investors resulting in the issuance of ordinary shares, and securities convertible into ordinary shares, totaling 46,843,902, or 25.43% of the total shares outstanding on a pre-issuance basis. Included within those issuances, on December 12, 2003, the Company entered into an agreement granting Investec the option to acquire 10.2 million ordinary shares. The Company requested an exemption from Nasdaq Marketplace Rule 4350(i)(1)(D) in reliance upon Nasdaq Marketplace Rule 4350(a). Rule 4350(i)(1)(D) provides that shareholder approval is required upon issuing 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. Nasdaq granted this exemption on the basis that the shareholder approval requirements of Rule 4350(i)(1)(D) are contrary to generally accepted business practices of companies located in South Africa.

The South African Companies Act of 1973 (as amended) requires issuers to obtain shareholder approval before the issuance of any shares or rights to shares, which approval can be provided by specific authority or a general authority granted by means of a resolution passed by shareholders in a general meeting. JSE Listing Requirements require 75% shareholder approval for any issuance of shares for cash. JSE Listing Requirements do, however, permit an issuer to issue shares for cash under a general authority granted by its shareholders, but not in excess of 15% of the company's total issued share capital during any financial year under that authority, or the general authority. In terms of the specific issuances for which the Company received the exemption from Nasdaq described above, there was no JSE requirement that would mandate specific shareholder approval for these transactions. The JSE Listing Requirements accept a general authority by our shareholders under certain circumstances. The shareholders had approved a general authority which covered the relevant transactions by resolutions passed at the Company's annual general meetings in November 2003. In addition, included in the shares issued for cash were approximately 24.4 million shares to the value of R435.5 million ($63.1 million) which were used for the acquisition of the Porgera Joint Venture. Approval was obtained from the JSE to deem these shares to be a vendor placing.

Exemption from the quorum requirements

Nasdaq's Marketplace Rules, which apply to all companies listed on the Nasdaq Stock Market and Nasdaq Capital Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of the company's common stock must be no less than 33 1/3 % of the issuer's outstanding shares. Consistent with the practice of companies incorporated in South Africa, our articles of association only require a quorum of three members. As a result, and in connection with the listing of our ADSs on the Nasdaq National Market in July 1996, we requested, and Nasdaq granted us in October 1996, an exemption from compliance with the Rule 4350(f) quorum requirement.

9D. SELLING SHAREHOLDERS

Not applicable.

9E. DILUTION

Not applicable.

9F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Memorandum and Articles of Association and Ordinary Shares

On June 30, 2005, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 296,206,048 ordinary shares and 5,000,000 cumulative preference shares.

On October 31, 2005, we had 600,000,000 ordinary shares, no par value, and 5,000,000 cumulative preference shares, R0.10 par value, authorized for issuance. On that date, we had issued 305,844,347 ordinary shares and 5,000,000 cumulative preference shares.

Set out below are brief summaries of certain provisions of our Articles of Association, or our Articles, the South African Companies Act, 1973 (as amended), or the Companies Act, and the requirements of the JSE, all as in effect on October 31, 2005. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Articles, the Companies Act, and the requirements of the JSE.

We are registered under the Companies Act under registration number 1895/000926/06. As set forth in Section 4-Objects of our Memorandum of Association, our purpose is to explore and exploit mineral rights and establish and own mining enterprises.

Borrowing Powers

Our directors may, at their discretion, raise or borrow or secure the payment of any sum or sums of money for our use as they see fit. For so long as we are a listed company, the directors shall so restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary companies so that the aggregate principal amount outstanding in respect of us and any of our subsidiary companies, as the case may be, exclusive of inter-company borrowings, shall not, except with the consent of our shareholders at a general meeting, exceed R30 million or the aggregate from time to time of our issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, any of our share premium accounts and our subsidiaries' share premium accounts certified by our auditors and which form part of our and our subsidiaries' financial statements, whichever is higher.

Share Ownership Requirements

Our directors are not required to hold any shares to qualify or be appointed as a director.

Voting by Directors

A director may authorize any other director to vote for him at any meeting at which neither he nor his alternate director appointed by him is present. Any director so authorized shall, in addition to his own vote, have a vote for each director by whom he is authorized.

The quorum necessary for the transaction of the business of the directors may be fixed by the directors and unless so fixed shall be not less than two.

Directors are required to notify our board of directors of interests in companies and contracts. If a director's interest is under discussion, depending on the nature of the interest, he shall not be allowed to vote and shall not be counted, for the purpose of any resolution regarding his interest, in the quorum present at the meeting.

The Code of Corporate Practices and Conduct of the King II Report on Corporate Governance for South Africa, 2002, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with their practice, all remuneration of directors is approved by the Remuneration and Nominations Committee.

Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities.

Age Restrictions

There is no age limit for directors.

Election of Directors

Directors may be appointed at a general meeting from time to time. The directors may appoint any eligible person as a director but he shall only hold office until the next annual general meeting when the relevant director shall be eligible for election. One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholders' meeting. Retiring directors usually make themselves available for re-election.

General Meetings

On the request of 100 shareholders or shareholders holding not less than one-twentieth of our share capital which carries the right of voting at general meetings, we shall within 14 days of the lodging of a request by such shareholders issue a notice to shareholders convening a general meeting for a date not less than 21 days and not more than 35 days from the date of the notice. Directors may convene general meetings at any time.

Our annual general meeting and a meeting of our shareholders for the purpose of passing a special resolution may be called by giving 21 days advance written notice of that meeting. For any other general meeting of our shareholders, 14 days advance written notice is required.

Our Articles provide that if at a meeting convened upon request by our shareholders a quorum is not present within one half hour after the time selected for the meeting, such meeting shall be dissolved. The necessary quorum is three members present in person or represented by proxy.

Voting Rights

The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders.

Dividends

We may, in a general meeting, or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors. Holders of cumulative preference shares are entitled to receive cumulative preferential dividends in priority to the holders of our ordinary shares equal to the prescribed portion of 3% of our future revenue generated by the exploitation or other application of the mineral rights represented by the Argonaut Project. All unclaimed dividends are forfeited back to us after a period of twelve years.

Ownership Limitations

There are no limitations imposed by our Articles or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of October 31, 2005, no such dividends have been declared. Except for the preference dividend and as described in this paragraph our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

We may, by special resolution, reduce the share capital authorized by our Memorandum of Association, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

Amendment of the Articles of Association

Our Articles may only be altered by the passing of a special resolution. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.

Consent of the Holders of Cumulative Preference Shares

The rights and conditions attaching to the cumulative preference shares may not be cancelled, varied or added, nor may we issue shares ranking, regarding rights to dividends or on winding up, in priority to or equal with our cumulative preference shares, or dispose of all or part of our mineral rights without the consent in writing of the registered holders of our cumulative preference shares or the prior sanction of a resolution passed at a separate class meeting of the holders of our cumulative preference shares.

Distributions

Under an amendment to the Articles on October 21, 2002, we are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Companies Act and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital.

10C. MATERIAL CONTRACTS

Below is a brief summary of material contracts entered into by us, other than in the ordinary course of business, during the two years immediately preceding the date of this Annual report.

Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. M.M. Wellesley Wood, dated as of December 1, 2003.

The agreement states the employment terms and basis of remuneration for this executive director, with regards to duties for Durban Roodepoort Deep, Limited. The term of the contract is from December 1, 2003 to November 30, 2005. Mr. M.M. Wellesley-Wood receives an all-inclusive remuneration package of R1.9 million ($0.3 million), from us. He is also eligible to receive an incentive bonus of up to 40% of his annual remuneration package in respect of each of four bonus cycles of 6 months each, over the duration of his appointments, on condition that he achieves certain agreed key performance indicators. Mr. M.M. Wellesley-Wood's agreement also provides that he will receive a total of up to 250,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreement of employment. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. M.M. Wellesley-Wood has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares.

Service Agreement between DRD (Isle of Man) Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.

The agreement states the employment terms and basis of remuneration for this executive director, with regards to duties for DRD (Isle of Man) Limited. Mr. M.M. Wellesley-Wood receives an all-inclusive remuneration package of $250,000 per annum, from DRD (Isle of Man). The term of the contract is from December 1, 2003 to November 30, 2005. He is also eligible to receive an incentive bonus of up to 40% of his annual remuneration package in respect of each of four bonus cycles of six months each, over the duration of his appointment, on condition that he achieves certain agreed key performance indicators.

Agreement of Employment between Durban Roodepoort Deep, Limited and Mr. I.L. Murray, dated as of December 1, 2003.

The agreement states the employment terms and basis of remuneration for this executive director, with regards to duties for Durban Roodepoort Deep, Limited. Mr. I.L. Murray receives an all-inclusive remuneration package of R1.5 million ($0.2 million) from us. Mr. I.L. Murray is eligible for an incentive bonus in respect of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration his appointments, on condition that he achieves certain key performance indicators. Mr. I.L. Murray's agreement also provides that he will receive a total of up to 198,000 of our ordinary shares in four equal tranches at intervals of 6 months over the duration of his agreement of employment. In terms of a JSE listing requirement these allotments were subject to approval by shareholders. We have since decided, and Mr. I.L. Murray has agreed, that we will not seek the consent of our shareholders and that he will not be issued these shares. The term of the contract is from December 1, 2003 to November 30, 2005.

Service Agreement between DRD (Isle of Man) Limited and Mr. I.L. Murray, dated as of December 1, 2003.

The agreement states the employment terms and basis of remuneration for this executive director, with regards to duties for DRD (Isle of Man) Limited. Mr. I.L. Murray receives an all-inclusive remuneration package of $200,000 per annum, from DRD (Isle of Man). The term of the contract is from December 1, 2003 to November 30, 2005. He is also eligible to receive an incentive bonus of up to 50% of his annual remuneration package in respect of each of four bonus cycles of six months each, over the duration of his appointment, on condition that he achieves certain agreed key performance indicators.

Confirmation, between Durban Roodepoort Deep, Limited and Investec Bank (Mauritius) Limited, dated December 17, 2003.

On December 17, 2003, we entered into an option agreement with Investec (Mauritius) granting Investec (Mauritius) the option to acquire 10.2 million ordinary shares. The strike price per share of the option is 95.5% of the trade-weighted average price of our ADSs for the 10 days prior to exercise. The option had an expiry date of March 15, 2004. The option was exercised on February 19, 2004 at a price of $3.21 per share for a total consideration of $32.3 million. Of this $19.3 million was used to close out 180,000 ounces or 57.1% of the then committed 315,000 ounces under the Eskom gold for electricity contract.

Subscription and Option Agreement made and entered between DRD (Isle of Man) Limited, Net Gold Services Limited and G.M. Network Limited, dated January 26, 2004.

Under this agreement we subscribed for 50.25% of Net-Gold Services Limited's shares in issue. In addition a put and call option was awarded with regards to the exchange of the shares that we acquired in Net-Gold Services Limited for 523.26 shares in G.M. Network Limited. The options expire on December 31, 2007.

Forward Bullion Transaction Agreements made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 11, 2004 and February 12, 2004.

These agreements constitute forward bullion sales transactions whereby a total of 90,000 ounces of gold bullion was forward purchased from Investec Bank Limited.

Loan Agreement made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated June 24, 2004.

The agreement makes available to the Company a loan facility of R100.0 million ($15.9 million). The facility bears interest at the three-month Johannesburg Interbank Acceptance Rate, or JIBAR, plus 300 interest basis points. Investec calls for payment by delivering a repayment notice. Upon receipt of the notice we may elect to repay the facility in cash or by the issue of our shares.

Termination Agreement made and entered between Durban Roodepoort Deep, Limited, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

During fiscal 2004, we entered into a series of agreements with Investec to close out a significant portion of the remaining hedge position held with Eskom Holdings Limited. This agreement terminates the previous forward bullion transaction agreements in place with Investec and Eskom Holdings Limited, through affecting the Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec, dated June 24, 2004.

Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.

This agreement transfers the rights, liabilities, duties and obligations that Eskom Holdings Limited were bound to under the Eskom gold for electricity hedge contract, to Investec, thereby creating a counterparty relationship between Investec and J Aron & Company.

Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffels Division and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union (Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with Number 9, 10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.

This agreement states the effect of the 60-day operational review under Section 189A of the South African Labour Relations Act, on the retrenchment of employees, based on the condition that the proposals and measures that are introduced as a result of the 60-day review prove to be effective in restoring the Buffels Section, North West Operations, to profitability, and on the Buffels Section attaining a sustainable gold price to cost ratio, that is budgeted tonnage, grade, kilograms and working costs.

CCMA Settlement Agreement made and entered between Blyvooruitzicht Gold Mining Company Limited and The United Association of South Africa, South African Equity Workers' Association, Solidarity and The National Union of Mineworkers regarding the retrenchment of up to 2,000 employees of the Blyvooruitzicht Gold Mining Company, dated September 2, 2004.

This agreement outlines the sustainability thresholds of the Blyvoor Section's business plan and the acknowledgements of these thresholds by the participants. Furthermore, the agreement outlines the retrenchment of up to 2,000 employees to return the Blyvoor Section to initially break-even point, then to work towards operating profitably over the next six months.

Loan Agreement made and entered between Durban Roodepoort Deep, Limited and Investec Bank Limited, dated September 15, 2004.

The agreement makes available to the Company a second loan facility of R100.0 million ($15.9 million). The facility bears interest at the three-month JIBAR plus 300 interest basis points. Investec calls for payment by delivering a repayment notice. Upon receipt of the notice we may elect to repay the facility in cash or by the issue of our shares.

Subscription Agreement made and entered between DRD (Isle of Man) Limited and Durban Roodepoort Deep, Limited, dated September 21, 2004.

The agreement indicates the Company's intention to subscribe for 135 ordinary shares in DRD (Isle of Man) Limited at a subscription price of $100,000 per shares, being a total subscription price of $13.5 million.

Loan Agreement made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.

This agreement makes available to our subsidiary, DRD (Isle of Man) a third loan facility of $15.0 million with Investec Bank (Mauritius) Limited, or Investec (Mauritius). Subject to the terms of the agreement the facility may be used to finance future acquisitions or rights offers by companies in which we wish to acquire shares, or it may be used for any other purpose with prior written consent of Investec (Mauritius). The facility bears interest at the three-month London Interbank Offered Rate, or LIBOR, plus 300 basis points. Funds advance and interest on this facility shall be repaid in cash in equal installments every three months from the date of that advance so that the amount of the advance is paid in full to Investec (Mauritius) within 36 months. The facility is secured by DRD (Isle of Man)'s shares in Emperor Mines Limited, DRD (Porgera) Limited and Tolukuma Gold Mines Limited. The loan agreement prohibits us from disposing of or further encumbering the secured assets. The facility restricts the flow of payments from DRD (Isle of Man) to the Company through requiring that all net operating cash or cash distributions received by DRD (Isle of Man) in respect of the secured assets must be used to first service our interest and principal payment obligations under the facility in accordance with the terms of the facility agreement. The agreement requires that we hold, in a debt servicing account, sufficient cash to cover our quarterly principal payments. Any funds in excess of these repayment requirements may be utilized by the Company. In addition, if DRD (Isle of Man) intends to make any payment, which is a distribution, by or on behalf of it to or for the Company, Investec (Mauritius) has the option to require DRD (Isle of Man) to pay 50% of the distributed funds as a prepayment of the facility. The facility agreement contains a number of additional customary restrictive covenants. On November 12, 2004, $7.0 million was drawn under this facility to fund our portion of the Emperor rights offering.

Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated December 10, 2004.

The agreement makes available to the Company a loan facility of R100.0 million ($15.0 million). The facility bears interest at the three-month Johannesburg Interbank Acceptance Rate, or JIBAR, plus 300 interest basis points. Investec calls for payment by delivering a repayment notice. Upon receipt of the notice we may elect to repay the facility in cash or by the issue of our shares.

Underwriting Agreement between DRDGOLD Limited and certain underwriters, dated April 5, 2005.

Under this agreement the underwriters agreed to subscribe for the offer of an aggregate of 15,804,116 ordinary no par value shares at a subscription price of R5.50 per share on the basis that the shares will be provisionally allotted to them, but that we will also offer the same shares to its existing shareholders in proportion to their shareholdings in terms of a claw-back offer, together with the right to renounce this offer in favor of third parties, and that the number of shares not allotted and issued pursuant to the claw-back offer will finally be allotted and issued to the underwriters. We raised R86.9 million ($13.3 million) from the claw-back offer.

Subscription Agreement between DRDGOLD Limited and Baker Steel Capital Managers LLP (BSCM), dated April 7, 2005.

Under this agreement BSCM acted as an agent on behalf of certain clients. Each BSCM client subscribed to a certain number of our ordinary shares which added up to an aggregate of 17,000,000 shares at a subscription price of R5.50 per share and BSCM paid the sum of R93.5 million ($14.4 million) being the subscription price due for the shares.

Memorandum of Agreement between DRDGOLD Limited, Simmer & Jack Mines Limited and Simmer & Jack Investments (Proprietary) Limited (S&J Companies), dated August 31, 2005.

Under this agreement we agreed to sell 13,000,460 ordinary no par value shares in Buffelsfontein Gold Mines Limited (in provisional liquidation) to the S&J Companies for R0.01 per share as part of a scheme of arrangement between the S&J Companies and Buffelsfontein's creditors in terms of Section 311 of the South African Companies Act, 1973. This agreement is conditional upon the S&J Companies assuming all existing and future obligations relating to the pumping and management of underground water in the Klerksdorp/Orkney/Stilfontein/Hartebeestfontein area and providing us with indemnity against all liability arising in this regard.

Cession Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd and Business Ventures Investment No. 751 (Pty) Ltd (the BVI Companies), dated July 13, 2005.

Under this agreement IDC sold its claims against Crown Gold Recoveries (Pty) Limited, East Rand Proprietary Mines Limited (ERPM) and the BVI Companies and the debentures it subscribed for in ERPM to us in return for the payment of the purchase price of 4,451,219 of our ordinary shares to the value of approximately $4.3 million (R29.0 million), which have already been allotted and issued to the IDC.

Share Sale Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd (BVI 1) and Business Ventures Investment No. 751 (Pty) Ltd (BVI 2), dated July 13, 2005.

Under this agreement we acquired from the IDC, 60 ordinary shares in BVI 1, representing 60% of the total issued share capital of BVI 1, and 60 ordinary shares in the BVI 2, representing 60% of the total issued share capital of BVI 2, for the purchase price of R120.00.

Memorandum of Understanding between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd (KBH), dated July 6, 2005.

Under this Memorandum of Understanding the parties agreed that East Rand Proprietary Mines Limited, Crown Gold Recoveries (Pty) Limited and Blyvooruitzicht Mining Company Limited will be consolidated under one subsidiary, namely DRDGOLD South African Operations (Pty) Limited, or DRDSA. Furthermore KBH will subscribe for an initial 15% stake in DRDSA and subsequently a KBH-led broad based black economic empowerment consortium will subscribe for a further 11% in DRDSA.

Facility B Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man)
Limited (DRDIOM), dated March 3, 2005.

This agreement made available to DRDIOM an acquisition loan facility for a maximum of $35.0 million. Subsequent to June 30, 2005, this facility was drawn down in the amount of $10.0 million. The agreement provides for the repayment of the loan with our ordinary shares. In this regard, we allotted and issued 3,353,365 of our ordinary shares, to the value of $4.9 million, and an additional 1,833,715 of our ordinary shares, to the value of $2.5 million, to Investec Bank (Mauritius) Limited to repay part of the drawn down amount.

Convertible Loan Facility Agreement between DRDGOLD Limited and Emperor Mines Limited (Emperor), dated July 8, 2005.

Under this agreement we agreed to provide an A$10.0 million ($7.6 million) convertible loan facility for financial and operational assistance to Emperor. The term of this facility will be for 2.5 years with a fixed interest of 9% per annum. The facility is secured by a first ranking charge over Emperor's 100% interest in the Tuvatu Gold Prospect in Fiji. The facility is repayable upon either the receipt of proceeds expected from the sale of Emperor's interest in the Tuvatu Gold Prospect or by December 31, 2007. This facility is also convertible at our election into ordinary fully paid shares of Emperor.

Agreement of Employment between DRDGOLD Limited and Mr. J.W.C. Sayers, dated as of August 10, 2005.

Under this agreement Mr. J.W.C. Sayers, appointed as Chief Financial Officer on September 5, 2005, receives from us an all-inclusive remuneration package of R2.0 million ($0.3 million) per annum. Mr. J.W.C. Sayers is eligible under his employment agreement, for an incentive bonus of up to 50% of his annual remuneration package in respect of each of four bonus cycles of 6 months each over the duration his appointment, on condition that he achieves certain key performance indicators.

Option Agreement entered into by and between DRDGOLD Limited and M5 Developments (Pty) Limited, dated July 21, 2005.

Under this agreement M5 Developments (Pty) Ltd was granted an option, for a non-refundable fee of R0.5 million ($0.1 million) per month, until exercise of the option, to acquire the Durban Deep Section's mine village for R15.0 million ($2.2 million). The option period initially expired on September 19, 2005, but was extended to November 19, 2005. On November 19, 2005 the option was exercised and the option fee will be deemed part payment of the purchase consideration.

Share Sale Agreement between DRD (Offshore) Limited, DRDGOLD Limited and Emperor Mines Limited, dated November 16, 2005

We concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire our wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds our Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of our exploration tenements in Papua New Guinea. Currently we, through DRD (Isle of Man), hold a 45.33% interest in Emperor.

10D. EXCHANGE CONTROLS

The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply to you, possibly on a retroactive basis.

Introduction

Dealings in foreign currency, the export of capital and revenue, payments by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The Regulations form part of the general monetary policy of South Africa. The Regulations are issued under Section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

The Treasury has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, or SARB, which is responsible for the day to day administration and functioning of exchange controls. SARB has a wide discretion. Certain banks authorized by the Treasury to co-administer certain of the exchange controls, are authorized by the Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, or Rulings, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Rulings, to deal in South African assets, to invest and disinvest in South Africa.

The Regulations provide for restrictions on exporting capital from the Common Monetary Area consisting of South Africa, Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area, are not subject to these exchange control regulations.

There are many inherent disadvantages to exchange controls including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1998, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of SARB prior to raising foreign funding on the strength of their South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an "affected person" by SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an "affected person" by SARB.

Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations as well as progress reports to SARB on an annual basis. As a result, a South African Company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

Although exchange controls have been gradually relaxed since 1998, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

- corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment;

- corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R1.0 billion ($149.6 million) to finance approved investments abroad and up to R2.0 billion ($299.2 million) to finance approved new investments in African countries. However, the approval of SARB is required in advance. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;

- as a general rule, SARB requires that more than 50% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, SARB may instruct that the equity be disposed of. In our experience (with the acquisition of Emperor Mines) SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and

- remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

- blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;

- securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or

- mutual funds.

Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. It is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified by the South African Government in the future.

Sale of Shares

Under present exchange control regulations in South Africa, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-resident," unless dematerialized.

Dividends

Dividends declared in respect of shares held by a non-resident in a Company whose shares are listed on the JSE are freely remittable.

Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement entered on August 12, 1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rand will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specifies fees and other expenses.

Voting rights

There are no limitations imposed by South African law or by our Articles on the right of non-South African shareholders to hold or vote our ordinary shares.

10E. TAXATION

Material Income Tax Consequences

This is a discussion of the material income tax considerations under South African and United States, or US, tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their own tax advisers with respect to their particular circumstances and the effect of US national, state or local tax laws to which they may be subject.

South Africa

South Africa imposes tax on worldwide income of South African residents. Generally, South African non-residents do not pay tax in South Africa except in the following circumstances:

Income Tax

Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(hA) of the South African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption does not apply if:

- the non-resident has been a resident of South Africa at any time and carried on a business in South Africa;

- the non-resident was a resident of the Common Monetary Area, in other words, Lesotho, Namibia and Swaziland, and in such an event the non-resident shall be deemed to be a resident of South Africa;

- the interest is effectively connected with a business carried on by the non-resident in South Africa; and/or

- the recipient of the interest is a natural person, unless they were absent from South Africa for at least 183 days in aggregate during the year of assessment in which the interest was received or accrued.

No withholding tax is deductible in respect of interest payments made to non-resident investors.

No income tax is payable on dividends paid to residents or non-residents, in terms of Section 10(1)(k) of the Income Tax Act except in respect of foreign dividends received by or accrued to residents of South Africa. Accordingly, there is no withholding tax on dividends received by or accrued to non-resident shareholders of companies listed in South Africa and non-residents will receive the same dividend as South African resident shareholders. Prior to payment of the dividend, the Company pays Secondary Tax on Companies at a rate of 12.5% of the excess of dividends declared over dividends received in a dividend cycle but the full amount of the dividend declared is paid to shareholders.

Capital Gains Tax

Non-residents are generally not subject to capital gains tax, or CGT, in South Africa. They will only be subject to CGT on gains arising from the disposal of capital assets if the assets disposed of consist of:

- immovable property owned by the non-residents situated in South Africa, or any interest or right in or to immovable property. A non-resident will have an interest in immovable property if it has a direct or indirect shareholding of at least 20% in a company, where 80% or more of the net assets of that company (determined on a market value basis) are attributable directly or indirectly to immovable property; or

- any asset of a permanent establishment of a non-resident in South Africa through which a trade is carried on.

If the non-residents are not subject to CGT because the assets disposed of do not fall within the categories described above, it follows that they will also not be able to claim the capital losses arising from the disposal of the assets.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies, or STC, on the distribution of earnings in the form of dividends, and, at present, the STC tax rate is equal to 12.5%.

In 1993, all existing gold mining companies, in South Africa, had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2005, 2004 and 2003, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 46% for mining income and 38% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 37% tax on mining income and 30% for non-mining income. However, with the exception of Blyvoor, all of the Company's subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of the Company, would be exempt from STC. Any dividends paid by the Company, to the extent that they are paid out of income from Blyvoor, will be subject to STC.

In July 2005, the above tax rates for taxable mining and non-mining income were amended, due to a revision of corporate tax rates by the South African Government. Tax rates for taxable mining and non-mining income for companies that elected the STC exemption are 45% and 37%, respectively. The tax rates for taxable mining and non-mining income for companies that did not elect the STC exemption are 35% and 29%, respectively.

South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares. Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of our voting stock and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

United States

Certain United States Federal Income Tax Consequences

The following is a discussion of certain US federal income tax consequences to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, financial institutions, life insurance companies, banks, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a "hedge,"

"conversion transaction," "synthetic security," "straddle," "constructive sale" or other integrated investment, persons whose functional currency in not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, or the alternative minimum tax.

A "US holder" is a holder of ordinary shares or ADSs that is, for US federal income tax purposes,

- a citizen or resident of the US;
- a corporation that is organized under the laws of the US or any political subdivision thereof;
- an estate, the income of which is subject to US federal income tax without regard to its source; or
- a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a US person.

If a partnership holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding any notes, ordinary shares or ADSs are urged to consult their tax advisors.

Because individual circumstances may differ, US holders of ordinary shares or ADSs are urged to consult their own tax advisors concerning the US federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, US holders of ADSs will be treated for US federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to US federal income tax.

For US federal income tax purposes, distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the Dollar value of the sum of the South African Rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the "spot rate" on the date the dividend distribution is includable in such US holder's income, regardless of whether the payment is in fact converted into Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into Dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the US holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Passive Foreign Investment Company." We do not intend to calculate our earnings or profits for US federal income tax purposes.

Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum US federal income tax rate on dividends paid to individuals through 2008 is reduced to 15%. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading "Passive Foreign Investment Company." US holders are urged to consult their own tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the US Internal Revenue Service has the authority to determine the spot rate.

Dividend income derived with respect to the ordinary shares or ADSs will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute "passive income," or in the case of certain US holders, "financial services income."

As discussed under "Taxation - South Africa" above, South Africa currently does not impose any withholding tax on distributions with respect to the ordinary shares or ADSs. Should South Africa decide in the future to impose a withholding tax on such distributions, the tax treaty between the United States and South Africa would limit the rate of this tax to 5 percent of the gross amount of the distributions if a US holder holds directly at least 10 percent of our voting stock and to 15 percent of the gross amount of the distributions in all other cases. In addition, if South Africa decided in the future to impose a withholding tax on distributions with respect to the ordinary shares or ADSs, a determination would need to be made at such time as to whether any South African income taxes withheld would be treated as foreign income taxes eligible for credit against such US holder's US federal income tax liability, subject to limitations and conditions generally applicable under the Code. Any such taxes may be eligible at the election of such US holder, for deduction in computing such US holder's taxable income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The calculation of foreign tax credits and, in the case of a US holder that elects to deduct foreign taxes, the availability of deductions is complex and involves the application of rules that depend on a US holder's particular circumstances. US holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of South African income taxes, if any, withheld.

Disposition of Ordinary Shares or ADSs

Upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a US holder on the taxable disposition of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

In the case of a cash basis US holder who receives Rand in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A US holder who receives payment in Rand and converts Rand into US Dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis US holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such US holder may have a foreign currency gain or loss for US federal income tax purposes because of the differences between the US dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such US holder on the disposition of such ordinary shares or ADSs.

Passive Foreign Investment Company

A special and adverse set of US federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. We would be a PFIC for US federal income tax purposes if for any taxable year either (i) 75% or more of our gross income, including our pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of our average total assets (by value), including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. If we were a PFIC, US holders of the ordinary shares or ADSs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the ordinary shares or ADSs and (ii) any receipt of an excess distribution (generally, any distributions to a US holder during a single taxable year that is greater than 125% of the average amount of distributions received by such US holder during the three preceding taxable years in respect of the ordinary shares or ADSs or, if shorter, such US holder's holding period for the ordinary shares or ADSs). Under these rules:

- the gain or excess distribution will be allocated ratably over a US holder's holding period for the ordinary shares or ADSs, as applicable;

- the amount allocated to the taxable year in which a US holder realizes the gain or excess distribution will be taxed as ordinary income;

- the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Although we generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during a US holder's holding period, if we cease to satisfy the requirements for PFIC classification, the US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ordinary shares or ADSs through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a US holder who acquires ordinary shares or ADSs from a decedent would be denied the normally available step-up in tax basis for such notes, ordinary shares or ADSs to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such holder holds stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock.

A US holder of the ordinary shares or ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the US holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the US holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a US holder's death, the tax basis of the ordinary shares or ADSs in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. US holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.

In the case of a US holder who holds ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which such holder owns the ordinary shares or ADSs and if we comply with certain reporting requirements. However, we do not intend to supply US holders with the information needed to report income and gain pursuant to a "qualified electing fund" election in the event that we are classified as a PFIC.

We believe that we were not a PFIC for our 2005 fiscal year ended June 30, 2005. However, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

Rules relating to a PFIC are very complex. US holders are urged to consult their own tax advisors regarding the application of PFIC rules to their investments in our ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payments made in the United States or through certain US-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and US federal backup withholding if the recipient of such payment is not an "exempt recipient" and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. For payments made after 2010, the backup withholding rate will be increased to 31%. Payments made with respect to our ordinary shares or ADSs to a US holder must be reported to the Internal Revenue Service, unless the US holder is an exempt recipient or establishes an exemption. Any amount withheld from a payment to a US holder under the backup withholding rules is refundable or allowable as a credit against the holder's US federal income tax, provided that the required information is furnished to the Internal Revenue Service.

US Gift and Estate Tax

An individual US holder of ordinary shares or ADSs will be subject to US gift and estate taxes with respect to ordinary shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

10F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. +27-11-219-8700. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

A copy of each document concerning us that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at DRDGOLD Limited, 299 Pendoring Avenue, Blackheath, Randburg, South Africa 2195.

10I. SUBSIDIARIES

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

General

In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest, liquidity and credit risks. We enter into transactions which make use of derivative instruments to economically hedge certain exposures. These instruments include interest rate swaps and gold lease rate swaps. The decision to use these types of transactions is based on our hedging policy. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through the statements of operations in accordance with our accounting policies. We do not hold or issue derivative financial instruments for speculative purposes, nor do we hedge forward gold sales.

Commodity price risk

The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. It is not possible for us to predict the aggregate effect of these factors on the gold price. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is not our policy to hedge this commodity price risk.

Until May 2002, we used forward contracts, options and swaps to reduce our risk exposure to volatility in the gold price. The total gold production committed under our hedging program as of July 1, 2001, was 802,625 ounces over a three-year period. Consequently, our shareholders were exposed to opportunity loss as a result of an increase in the price of gold.

During fiscal 2002, our management reached the conclusion that our hedge book structure would make it difficult for us to provide our investors with exposure to increases in the price of gold, as gains would be offset against potential losses on the forward contracts. As a result, our policy is not to hedge forward gold sales, however, we do hedge specified projects, acquisitions and capital expenditure and we took advantage of opportunities in the market to close out the Eskom "gold for electricity" contract.

As a result of this decision in May 2002, we entered into equal and opposite positions of all outstanding derivatives (excluding the Eskom gold for electricity contract) to effectively close these positions out and eliminate any existing commitment to sell our gold production. In fiscal 2003, the loss that we realized on the existing positions was $72.8 million. The various counterparties, J.P. Morgan Chase Bank, J. Aron & Company and UBS AG, each agreed to accept a portion of the amounts due to them under the restructuring immediately in cash, which amounted to approximately $38.1 million, with the remainder, which amounted to approximately $34.7 million, to be paid over an 18 month period. Of this amount, $6.6 million due to J.P. Morgan Chase Bank was secured by a general notarial covering bond and surety mortgage over the metallurgical plants of the Blyvoor, West Wits and Buffels Sections and was due to be repaid by June 2003. We repaid the full amount to J.P. Morgan Chase Bank on March 26, 2003 and obtained a release of these assets. During July 2003, J. Aron & Company was paid in full and during August 2003 UBS AG was paid in full.

Eskom gold for electricity contract

In October 2000, we entered into a contract to buy electricity from Eskom, the parastatal authority in South Africa responsible for the supply of electricity. Under the terms of our agreement, we pay Eskom standard electricity tariff for all energy we consume, including the 75 GWh per month specified in the contract. This contract was to expire in September 2005. In addition, every 12 month-period starting in October we adjust the amounts paid in that period in accordance with an established formula based on the gold price.

The gold price adjustment is based on the notional amount of 15,000 ounces per month of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM close for each business day in the calculation period.

We have concluded that (1) the contract in its entirety does not meet the definition of a derivative instrument and therefore it does not have to be carried on our balance sheet at fair value; (2) the embedded gold for electricity forward contract possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

As at June 30, 2004, the fair value of the gold for electricity contract was a liability of $3.1 million, after having closed out 265,000 ounces of the Eskom gold for electricity contract, at a cost of $25.1 million, during fiscal 2004. The fair value reflects the difference between the price that was agreed on the date of the transaction and the forward price on June 30, 2004. As discussed in Note 24 to our financial statements, the remaining 50,000 ounces of the gold for electricity contract was closed out on April 28, 2005 at a cost of $3.6 million. This was done to take advantage of the continued lower Rand gold price, in line with out policy of not hedging gold production.

Put options bought

Put options bought refer to the right, but not the obligation to sell a predetermined amount of gold at a predetermined price on a predetermined date. During fiscal 2003, the remaining put options were closed out. This resulted in a cash inflow of $7.1 million. Included in profit/(loss) on derivative instruments is $nil for fiscal 2005 and fiscal 2004, and a profit of $9.5 million for fiscal 2003, relating to these instruments.

Other positions

The Company had entered into a gold rate lease swap and call position transactions which had been accounted for on a mark-to-market basis in prior fiscal years, and which matured or were closed out in the fiscal 2004.

During fiscal 2004, a gold lease rate swap for 109,875 ounces, at a rate of 0.20%, matured.

A gold lease rate swap is a contract whereby the Company and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold. The Company had exposure to increases in the three-month lease rate up to June 2004. The volume the swap was based on decreases every quarter until it reached zero (by June 2004). Every quarter the Company received a fixed cash flow equal to 0.2% per annum of the volume and $280 per ounce, and paid the three-month floating lease rate converted at the then market spot rate.

During fiscal 2003, the Company bought call options as a risk management tool to protect the maximum exposure on the gold for electricity contract. Options covering a total of 272,110 ounces were purchased for $14.9 million. These contracts were to expire by September 2005. During fiscal 2004, the Company took advantage of the lower Rand gold price and closed out 265,000 ounces of the Eskom gold for electricity contract in line with its policy of not hedging gold production. Accordingly the exposure for which the call options were bought as a risk management tool had been significantly reduced and the call options were closed out during fiscal 2004, recording a gain of $0.1 million. The fair value of the call positions bought was an asset of $6.6 million as at June 30, 2003.

Included in profit/(loss) on derivative instruments is $nil for fiscal 2005, a loss of $3.2 million for fiscal 2004 and a profit of $40.9 million for fiscal 2003, respectively, relating to these instruments.

Concentration of credit risk

Our financial instruments do not represent a concentration of credit risk, because we deal with a variety of major banks and financial institutions located in South Africa and Australia, after evaluating the credit ratings of the representative financial institutions. Furthermore, our accounts receivable and loans are regularly monitored and assessed for recoverability. Where it is appropriate to raise a provision, an adequate level of provision is maintained.

In addition, our South African operations deliver their gold to Rand Refinery Limited, or RRL, which refines the gold to saleable purity levels and then sells the gold, on our behalf, on the bullion market. The gold is sold by RRL on the same day as it is delivered and settlement is made within two days. Once the gold has been assayed by RRL, the risks and rewards of ownership have passed.

The Tolukuma Section delivers its gold to one customer, N.M. Rothschild and receives proceeds within two days. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within a week.

Porgera delivers their gold to AGR Matthey (Australia), who refines the gold and then delivers it to the Bank of Western Australia Limited at a price negotiated by us. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

Emperor delivers their gold to AGR Matthey (Australia), who refines the gold and then sells the gold on to third parties. All proceeds are received within a week of delivery. The concentration of credit risk in Australia is mitigated by the reputable nature of the sales agent and its customers and the settlement of the proceeds within 6 days.

Foreign currency risk

Our functional currency for the South African operations is the South African Rand; for the Tolukuma Section and Porgera it is the Papua New Guinea Kina and for Emperor is the Fijian Dollar.

Although gold is sold in Dollars, we are obliged to convert this into Rands for our South African operations under the South African Reserve Bank regulations. We are thus exposed to fluctuations in the Dollar/Rand exchange rate. We conduct our operations in South Africa, Papua New Guinea and Fiji predominantly in Rand, Kina and Australian Dollar respectively. Currently, foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in Dollars while production costs are incurred primarily in Rands, Papua New Guinean Kina and Australian Dollars. Our results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against these foreign currencies. Our cash and cash equivalent balances are held in Dollars, Rands, Papua New Guinean Kina and Australian Dollars; holdings denominated in other currencies are relatively insignificant. Certain of our financial liabilities are denominated in a currency other than the Rand. We are thus exposed to fluctuations in the Rand exchange rate with the relevant currency.

Based on our fiscal 2005 financial results, a hypothetical 10% increase/decrease in exchange rate activity would have the following approximate impacts on revenues and net profit after tax:

Exchange rate	Impact on revenue	Impact on net profit after tax
Rand/Dollar	$15.0 million	$10.5 million
Kina/Dollar	$11.5 million	$8.1 million

We have not entered into any foreign exchange hedging contracts to attempt to mitigate our foreign currency risk.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks.

Liquidity

In the ordinary course of business, we receive cash from our operations and are required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for our mining operations have been financed through the issue of additional shares, by utilizing undrawn committed borrowing facilities and obtaining new facilities at competitive rates to fund our working capital requirements. Lower interest rates result in lower returns on investments and deposits and also may have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts. As at June 30, 2005, undrawn committed borrowing facilities amounted to $11.0 million and at October 31, 2005, these amounted to $21.0 million.

Interest rate swap agreement

From time to time we enter into interest rate swap agreements to mitigate interest rate risk.

An interest rate swap agreement was entered into to minimize the exposure to changes in interest rates with regard to the coupon payable on our $66,000,000 of 6% Senior Convertible Notes due 2006 (refer to Note 18 of the financial statements). The fixed coupon rate (in Dollars) of 6% per annum was swapped for a floating South African interest rate, calculated at the forward JIBAR plus 200 basis points per annum. An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the South African Reserve Bank, as this represents the amount of the funds raised utilized in South Africa. The maturity date of this agreement is November 2006. A 0.5% increase or decrease in the assumed weighted average interest rate would change loss/(profit) on derivative instruments by approximately $30,000.

As discussed in Note 18 to our financial statements, the fair value of the interest rate swap agreement was a liability of $0.6 million as at June 30, 2005 (a liability of $2.0 million and $1.8 million as at June 30, 2004 and June 30, 2003, respectively).

Long-term debt

Set out below is an analysis of our debt as at June 30, 2005, analyzed between fixed and variable interest rates and classified by currency.

	Dollar denominated loans $'000	Rand denominated loans $'000	Total $'000
Interest rate			
Variable rate	10,020	4,025	**14,045**
Effective interest rate	6.5%	9.5%	**n/a**
Fixed rate	64,947	-	**64,947**
Effective interest rate	16.1%	n/a	**n/a**
Total	**74,967**	**4,025**	**78,992**
Repayment period			
2006	8,462	1,216	**9,678**
2007	65,489	2,431	**67,920**
2008	1,016	378	**1,394**
Total	**74,967**	**4,025**	**78,992**

Labor risk

Approximately 70% of the labor force at our South African Operations are members of labor unions. The majority of the union members are blue-collar employees. The unions negotiate two year wage agreements which are binding on employees in the respective bargaining units, the largest of which consists of occupational groupings of mainly blue collar workers in the organization. These agreements are valid from July 1 in the first year to June 30 of the second year. The levels of unionization for operations outside South Africa vary. It is mostly contained amongst blue collar workers and membership is below 50%. The current agreement for Blyvoor expired on June 30, 2005, however a new agreement has been reached for the next two years that provides wage increases of 6% as of July 1, 2005 and 6.5% as of July 1, 2006. Agreements for the CGR and ERPM Sections are currently being negotiated.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer and our Non-Executive Chairman have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC) as of June 30, 2005. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer and Non-Executive Chairman concluded that, as of June 30, 2005, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the US Securities Exchange Act of 1934.

In the process of conducting our audit for fiscal 2004, we identified certain accounting errors in our reported US GAAP quarterly results for fiscal 2004. As a result, we restated amounts in our quarterly financial statements, as described in Item 5A.: "Operating and Financial Review and Prospects – Restatement of US GAAP Quarterly Results" of our Form 20-F filed with the SEC for the year ended June 30, 2004. These restatements did not result in any restatement or revision to our financial results for fiscal 2004 as a whole, which were originally announced on August 10, 2004.

In fiscal 2004, we identified material weaknesses in our internal control over financial reporting that we reported to our Audit Committee and to our auditors. These material weaknesses comprised:

(a) a lack of sufficient knowledge and experience among our internal accounting personnel regarding the application of US GAAP and SEC requirements;

(b) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and

(c) insufficient emphasis by management on evaluating our compliance with US GAAP requirements.

As part of the communications by KPMG with our Audit Committee with respect to KPMG's audit procedures for fiscal 2004, KPMG informed the Audit Committee that these deficiencies constituted material weaknesses, as defined by Auditing Standard No. 2, *"An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements,"* established by the Public Company Accounting Oversight Board, or PCAOB.

In an effort to address these material weaknesses our senior management, under the supervision of our Audit Committee, prepared and implemented a US GAAP financial reporting process as part of our US GAAP action plan. This plan is designed to generally improve our US GAAP reporting processes and to strengthen our control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the need to restate our quarterly financial statements. The following is a description of our US GAAP Action Plan and the steps that we have taken to implement these initiatives:

1. Arrange for our senior management and certain accounting and finance-related personnel to attend training sessions on US GAAP and financial reporting responsibilities and SEC disclosure requirements. In fiscal 2005, relevant key personnel attended the following training courses:

   - US GAAP compared to current International Financial Reporting Standards (IFRS) – December 3, 2004, May 19, 2005 to May 20, 2005;

   - US GAAP and Corporate Reporting – June 1, 2005 to June 2, 2005;

   - Overview of US GAAP – June 13, 2005;

   - US GAAP Technical Update – June 9, 2005 to June 10, 2005;

   - SEC Reporting – June 14, 2005;

   - Sarbanes-Oxley Update – June 15, 2005; and

   - Basics of US GAAP and Finance: What Every Practicing Lawyer Needs to Know – July 28, 2005 to July 29, 2005.

2. Modify the mandate of our internal audit function to place greater emphasis on the adequacy of, and compliance with, procedures relating to internal controls over US GAAP financial reporting and engage an internationally recognized accounting firm to assist our accounting department and internal audit function in the preparation of our US GAAP consolidated financial statements. On May 20, 2005, we engaged the services of Ernst & Young to provide assistance to the internal audit function in determining the adequacy of, and compliance with, among other things, procedures relating to internal controls over US GAAP financial reporting. Ernst & Young has assisted us in developing our Risk Based Internal Audit plan which encompasses the impact of our US GAAP reporting requirements.

3. Seek to recruit an accounting staff member with US GAAP expertise. In October 2004, the Company employed a Certified Public Accountant, or CPA, whose experience includes working as an external auditor for a public accounting firm, a fortune 500 Nasdaq listed company and a registrant subject to compliance with the Sarbanes-Oxley Act of 2002.

4. Engage an internationally recognized accounting firm to provide us with technical advice on US GAAP matters and SEC disclosure requirements on an ongoing basis. In the fourth quarter of fiscal 2005, we engaged the services of Jefferson Wells International Inc to provide the Company with assistance on an ad hoc basis for technical US GAAP issues that the Company's personnel address from time to time. They have assisted us thus far by providing us with a compliance checklist for the fiscal 2005 Form 20-F reporting process.

In addition to the 4-step US GAAP Action Plan discussed above, we have employed an additional resource to assist the risk department and the internal audit function.

We have experienced difficulties in finding internal personnel and external advisors in South Africa with sufficient US GAAP experience. Concurrent quarterly reporting in both South African Generally Accepted Accounting Practice, or SA GAAP, as the primary basis for reporting for South African purposes and US GAAP as the primary basis for our Exchange Act filings imposes a significant time and expense burden on a business of our size, and will prove to be challenging as we convert to International Financial Reporting Standards. Therefore, beginning in fiscal 2005, we ceased quarterly financial reporting and instead started to report financial information semi-annually under both SA GAAP and US GAAP, with our first semi-annual financial statements released for the six months ended December 31, 2004. We believe this process to be a more prudent use of our staff resources and funds.

As of June 30, 2005, with regards to the scope of our assessment, we did not have the right or authority to assess, modify or dictate the internal controls of Porgera, nor have we reviewed its internal control. We also lacked the ability, in practice, to make the assessment, as we did not have control of this entity. Accordingly, our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting do not extend to the disclosure controls and procedures and internal control over financial reporting of Porgera. However, we do have adequate internal controls in place to ensure that the financial information for Porgera is appropriately included in our financial statements and we participate in Porgera's monthly operating committee meetings where Porgera's monthly financial results are discussed and reviewed.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2005, there have not been any significant changes in our internal control over financial reporting that have negatively materially affected, or are reasonably likely to negatively materially affect, our internal control over financial reporting.

ITEM 16. CORPORATE GOVERNANCE

16A. AUDIT COMMITTEE FINANCIAL EXPERT

There is at least one member of our audit committee that possesses the relevant attributes sufficient to have an understanding of South African Generally Accepted Accounting Practice, or SA GAAP, and financial statements and the ability to assess the general application of SA GAAP. However, we do not have an audit committee financial expert (as defined in Item 16A of the Form 20-F) as no member of the Audit Committee currently has the required US GAAP experience.

The board is satisfied that the skills, experience and attributes of the members of the audit committee are sufficient to enable those members to discharge the responsibilities of the audit committee.

16B. CODE OF ETHICS AND CONDUCT

We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer and the Group Financial Manager and Financial Manager at each mining operation as well as all other employees. The Code of Ethics and Conduct can be accessed on the Company's website at www.drdgold.com.

16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Inc has served as our independent public accountants for the fiscal years ending June 30, 2005, 2004 and 2003, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional services and other services rendered by KPMG Inc to us in fiscal 2005 and 2004:

Auditors' remuneration	**Year ended June 30,**	
	2005	**2004**
	$'000	**$'000**
Audit fees	1,535	720
Audit-related fees	-	-
Tax fees	55	250
All other fees	5	-
	1,595	970

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Fees for tax services include fees billed for tax compliance, tax advice and tax planning services.

The Audit Committee appoints, re-appoints and removes the external auditors as well as determines the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc's independence.

16D EXEMPTIONS FROM THE LISTING STANDADS FOR AUDIT COMMITTEES

Not applicable.

16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements and related auditor's reports are filed as part of this Annual Report.

Separate consolidated financial statements and notes thereto for Crown Gold Recoveries (Pty) Limited and its subsidiaries for its fiscal years ended June 30, 2005, 2004 and 2003 and Emperor Mines Limited and its subsidiaries for its fiscal years ended June 30, 2005, 2004 and 2003, are being filed pursuant to Rule 3-09 of Regulation S-X. Reference is made to Exhibit 15.2 and Exhibit 16.1, respectively, to our Annual Report on Form 20-F.

**Report of the Independent Registered Public Accounting Firm to the Board of Directors
and Stockholders of DRDGOLD Limited**

We have audited the accompanying consolidated balance sheets of DRDGOLD Limited and its subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRDGOLD Limited and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, DRDGOLD Limited changed its method of accounting for asset retirement obligations effective July 1, 2002.

/s/ KPMG Inc
KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
December 15, 2005

DRDGOLD Limited

Consolidated Statements of Operations for the years ended June 30

	Notes	2005 $'000	2004 $'000	2003 $'000
REVENUES				
Product sales		183,609	183,254	109,419
COSTS AND EXPENSES		(137,540)	(143,355)	(91,805)
Production costs		(136,520)	(143,026)	(90,761)
Movement in gold in process		1,717	920	(564)
Movement in provision for environmental rehabilitation, reclamation and closure costs	19	(2,737)	(1,249)	(480)
OTHER OPERATING EXPENSES				
Depreciation and amortization	12	(13,797)	(25,975)	(8,841)
Employment termination costs	6	(4,201)	(899)	(680)
Impairment of assets	7	(664)	(2,990)	-
Management and consulting fees		(6,651)	(2,448)	(1,650)
Profit/(loss) on derivative instruments		3,616	(1,042)	42,384
Profit/(loss) on sale of mining assets		2	(55)	1,729
Profit on disposal of subsidiary	4	-	-	5,302
SELLING, ADMINISTRATION AND GENERAL CHARGES				
(including stock based compensation costs of $1.0 million (2004: $2.3 million and 2003: $4.3 million))		(17,777)	(22,600)	(8,621)
NET OPERATING INCOME/(LOSS)		6,597	(16,110)	47,237
NON-OPERATING INCOME/(LOSS)				
Interest and dividends		2,363	1,243	7,487
Unrealized foreign exchange (losses)/gains		(9,277)	10,672	11,229
Profit on sale of other assets and listed investments		527	63	152
FINANCE COSTS				
Interest expense		(11,365)	(7,750)	(6,699)
(LOSS)/PROFIT FROM CONTINUING OPERATIONS BEFORE TAX AND OTHER ITEMS		(11,155)	(11,882)	59,406
Income and mining tax expense	8	(5,762)	(14,230)	(15,830)
Equity in loss from associates	15	(20,511)	(11,975)	(6,867)
(LOSS)/PROFIT FROM CONTINUING OPERATIONS AFTER TAX		(37,428)	(38,087)	36,709
Minority interest		(2)	(7)	-
NET (LOSS)/PROFIT FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE		(37,430)	(38,094)	36,709
Cumulative effect of accounting change (net of income taxes of $nil in 2003)	3	-	-	(173)
Loss from discontinued operation, net of income taxes	9	(44,359)	(20,804)	(22,577)
NET (LOSS)/PROFIT APPLICABLE TO COMMON STOCKHOLDERS		(81,789)	(58,898)	13,959
BASIC (LOSS)/PROFIT PER SHARE FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)	22	(15)	(17)	20
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)	22	-	-	-
LOSS FROM DISCONTINUED OPERATION (CENTS)	22	(17)	(10)	(12)
BASIC (LOSS)/PROFIT PER SHARE (CENTS)	22	(32)	(27)	8
DILUTED (LOSS)/PROFIT PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)	22	(15)	(17)	18
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (CENTS)	22	-	-	-
LOSS FROM DISCONTINUED OPERATION (CENTS)	22	(17)	(10)	(12)
DILUTED (LOSS)/PROFIT PER SHARE (CENTS)	22	(32)	(27)	6

The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited

Consolidated Balance Sheets at June 30

	Notes	2005 $'000	2004 $'000
ASSETS			
Current assets		61,355	58,460
Cash and cash equivalents		36,085	22,453
Receivables	10	7,441	19,193
Receivables owing by related parties	10	579	321
Inventories	11	15,455	16,493
Deferred income and mining tax	8	1,795	-
Mining assets	12	122,170	156,943
Cost		288,000	327,115
Accumulated depreciation and amortization		(165,830)	(170,172)
Other assets			
Investment in associates	15	15,442	10,015
Non-current inventories	11	32,103	32,006
Non-current assets	13	7,187	25,311
Total Assets		238,257	282,735
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities		49,758	83,453
Bank overdraft		1,370	1,828
Accounts payable and accrued liabilities	17	33,317	61,153
Derivative instruments	18	-	309
Short-term portion of long-term loans	20	9,678	9,315
Income and mining taxes payable		5,393	2,744
Deferred income and mining tax	8	-	8,104
Non-current liabilities		108,572	116,741
Long-term loans	20	69,314	59,865
Deferred income and mining tax	8	16,112	13,004
Derivative instruments	18	550	4,765
Provision for environmental rehabilitation, reclamation and closure costs	19	22,596	39,107
Total Liabilities		158,330	200,194
Minority interest		874	929
Stockholders' equity		79,053	81,612
Authorized			
600,000,000 (2004: 300,000,000) ordinary no par value shares and 5,000,000 (2004: 5,000,0000) cumulative preference shares			
Issued			
296,206,048 (2004: 233,307,667) ordinary no par value shares and 5,000,000 (2004: 5,000,000) cumulative preference shares			
Cumulative preference shares	21	107	107
Stated capital and share premium	21	563,045	484,772
Additional paid-in capital	21	39,732	39,347
Unearned stock compensation		(338)	(971)
Accumulated deficit		(478,506)	(396,717)
Other comprehensive loss		(44,987)	(44,926)
Total Liabilities and Stockholders' Equity		238,257	282,735

The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Statements of Stockholders' Equity
For the years ended June 30

	Number of common shares	Number of preferred shares	Cumulative preference shares $'000	Stated capital and share premium $'000	Additional paid-in capital $'000	Unearned stock compensation $'000	Accumulated deficit $'000	Other comprehensive loss $'000	Total stockholders' equity $'000	Comprehensive (loss)/ income $'000
BALANCE - JULY 1, 2002	177,173,485	5,000,000	107	351,537	33,392	-	(351,778)	(48,729)	(15,471)	
Exercise of employee stock options	2,253,699			2,244					2,244	
Issue of shares for cash	4,794,889			6,783					6,783	
Share issue expenses				(213)					(213)	
Net profit for the year							11,374		11,374	11,374
Stock based compensation					4,313				4,313	
Other comprehensive income, net of tax of nil										
Decrease in mark-to-market on listed investments								(1,759)	(1,759)	(1,759)
Foreign currency translation adjustments								(2,035)	(2,035)	(2,035)
BALANCE - JUNE 30, 2003 as previously reported	184,222,073	5,000,000	107	360,351	37,705	-	(340,404)	(52,523)	5,236	7,580
Retroactive adjustment for equity in losses of Emperor Mines Limited							2,585	2,369	4,954	4,954
BALANCE - JUNE 30, 2003 as adjusted	184,222,073	5,000,000	107	360,351	37,705	-	(337,819)	(50,154)	10,190	12,534
Exercise of employee stock options	978,053			1,298					1,298	
Issue of shares for cash	41,463,639			107,367					107,367	
Share issue expenses				(992)					(992)	
Shares issued for acquisition of joint venture	6,643,902			16,748					16,748	
Net loss for the year							(58,898)		(58,898)	(58,898)
Unearned stock compensation					1,642	(1,642)			-	
Amortization of unearned stock compensation						2,310			2,310	
Other comprehensive income, net of tax of nil										
Foreign currency translation adjustments							(1,639)	5,228	3,589	5,228
BALANCE - JUNE 30, 2004	233,307,667	5,000,000	107	484,772	39,347	(971)	(396,717)	(44,926)	81,612	(53,670)
Exercise of employee stock options	55,000			60					60	
Issue of shares for cash	56,230,705			65,914					65,914	
Share issue expenses				(4,305)					(4,305)	
Shares issued for acquisition of associate	6,612,676			16,604					16,604	
Net loss for the year							(81,789)		(81,789)	(81,789)
Unearned stock compensation					385	(385)			-	
Amortization of unearned stock compensation						1,002			1,002	
Other comprehensive income, net of tax of nil										
Decrease in mark-to-market on listed investments								(45)	(45)	(45)
Foreign currency translation adjustments							16	(16)	-	(16)
BALANCE - JUNE 30, 2005	296,206,048	5,000,000	107	563,045	39,732	(338)	(478,506)	(44,987)	79,053	(81,850)

Analysis of accumulated other comprehensive loss:	2002	2003	2004	2005
Mark-to-market on listed investments	45	45	45	-
Foreign currency translation adjustments	(48,774)	(50,199)	(44,971)	(44,987)
	(48,729)	(50,154)	(44,926)	(44,987)

The accompanying notes are an integral part of these Consolidated Financial Statements.

DRDGOLD Limited
Consolidated Statements of Cash Flows
For the years ended June 30

	Notes	2005 $'000	2004 $'000	2003 $'000
Net cash utilized by operating activities		**(23,788)**	**(25,092)**	**(23,878)**
Net (loss)/profit applicable to common stockholders		(81,789)	(58,898)	13,959
Reconciliation to net cash provided by operations:				
Net increase in provision for rehabilitation – continuing operations	19	2,737	1,249	480
Net increase in provision for rehabilitation – discontinued operation	19	1,023	2,206	934
Depreciation and amortization – continuing operations	12	13,797	25,975	8,841
Depreciation and amortization – discontinued operation	12	971	4,160	1,761
Amortization of restraint of trade payments		-	-	70
Impairment of assets – continuing operations	7	664	2,990	-
Impairment of assets – discontinued operation		39,451	1,276	-
Unrealized losses/(profits) on derivative instruments		2,158	(35,843)	(72,985)
(Profit)/loss on sale of mining assets		(2)	55	(1,729)
Stock based compensation expense		1,002	2,310	4,313
Profit on sale of other assets and listed investments		(527)	(63)	(152)
Amortization of debt issuance costs		1,597	1,533	-
Deferred tax provision – continuing operations		(6,792)	6,842	15,830
Deferred tax provision – discontinued operation		-	-	25,935
Equity in loss from associate	15	20,511	11,975	6,867
Minority interest in loss of subsidiary		2	7	-
Cumulative effect of change in accounting policy		-	-	173
Profit on disposal of subsidiary	4	(25,687)	-	(5,302)
Effect of changes in working capital items:				
Receivables		5,750	7,114	(19,224)
Inventories		439	5,014	97
Movement in gold in process – continuing operations		(1,717)	(920)	564
Movement in gold in process – discontinued operation		383	(80)	687
Accounts payable and accrued liabilities (excluding short-term loans)		(4,888)	(7,389)	(4,526)
Increase in interest accruals		4,029	2,082	-
Movement in net taxation liability		3,100	3,313	(471)
Net cash utilized in investing activities		**(31,640)**	**(94,074)**	**(9,818)**
Additions to investments		(849)	(10,828)	(9,108)
Proceeds on sale of other assets and listed investments		482	63	196
Additions to mining assets		(24,863)	(26,917)	(13,414)
Proceeds on disposal of mining assets		2,180	3,397	3,594
Cash paid for acquisition of joint venture interest and for subsidiaries, net of cash acquired	4	-	(59,789)	-
Additions to investment in associate		(8,590)	-	-
Proceeds on disposal of subsidiary, net of cash disposed	4	-	-	8,914
Net cash generated in financing activities		**67,441**	**88,626**	**55,449**
Proceeds from the issue of the convertible notes		-	-	66,000
Costs associated with the issue of the convertible notes		-	(636)	(2,395)
Net proceeds from issue of shares		65,974	108,665	9,027
Share issue expenses		(4,305)	(992)	(213)
(Decrease)/increase in bank overdraft		(458)	(2,069)	3,365
Long-term loans received		10,020	2,765	4,733
Long-term loans repaid		(3,790)	(19,107)	(25,068)
Net increase/(decrease) in cash and cash equivalents		**12,013**	**(30,540)**	**21,753**
Effect of exchange rate changes on cash		**1,619**	**8,570**	**(1,182)**
Cash and cash equivalents at beginning of year		**22,453**	**44,423**	**23,852**
Cash and cash equivalents at end of year		**36,085**	**22,453**	**44,423**
Income taxes paid		9,224	4,075	471
Interest paid		7,107	5,014	6,909

The accompanying notes are an integral part of these Consolidated Financial Statements.

1. NATURE OF OPERATIONS

DRDGOLD Limited, or the Company, was formed in 1895 and is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. The Group (being the Company and its subsidiaries, associates and joint venture) focuses its operations on the West Witwatersrand basin in South Africa and in Papua New Guinea.

As at June 30, 2005, the South African operations consist of, the Blyvoor Section and a 40% interest in Crown Gold Recoveries (Pty) Limited (comprising the Crown Section and the ERPM Section). The Australasian operations consist of the Tolukuma Section and a 20% interest in the Porgera Joint Venture, both based in Papua New Guinea. The Company has a 45.33% interest in Emperor Mines Limited, located in Fiji. It also has exploration projects in South Africa, Papua New Guinea, Fiji and Australia.

2. RESTATEMENT OF FINANCIAL STATEMENTS

On July 30, 2004, the Company's offer to the shareholders of Emperor Mines Limited, or Emperor, closed with the Company having received acceptances from Emperor's shareholders representing approximately 25.55% of Emperor's issued share capital, thereby increasing the Company's shareholding in Emperor from 19.78% to 45.33%. Accordingly, the Company issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of the Company's shares on the date issued. Share issue and transaction costs associated with the offer amounted to $1.7 million.

Due to its cumulative ownership of 45.33%, the Company has accounted for its investment in Emperor under the equity method of accounting. Accounting Principles Board Opinion No. 18, *"The Equity Method of Accounting for Investments in Common Stock"*, or APB Opinion No. 18, requires the use of the equity method of accounting if the investment gives the Company the ability to exercise significant influence over operating and financial policies, but not control, over an investee. As a result of the additional equity ownership and change in relationship with Emperor, including representation on Emperor's board of directors, the Company has the ability to exercise significant influence over the operations of Emperor. Accordingly, the Company has restated the prior years' financial statements, as if the equity method had been utilized from December 2002, the date of the initial acquisition of the investment in Emperor.

As required by APB Opinion No. 18, the change to the equity method in accounting for the Emperor investment requires restatement of prior period financial statements. Beginning in August 2004, the Company recognized 45.33% of the loss of Emperor, adjusted for amortization of the excess purchase price. The amount included for the year ended June 30, 2004, represents 19.78% of Emperor's losses, adjusted for the amortization of the excess purchase price. The amount included for the year ended June 30, 2003, represents 14.15%, from January 2003 to March 2003, and 19.81%, from April 2003 to June 2003, of Emperor's losses, adjusted for the amortization of the excess purchase price.

2. RESTATEMENT OF FINANCIAL STATEMENTS *(continued)*

The following is a summary of the effects of the restatement, for the change to the equity method in accounting for the investment in Emperor, on the consolidated statements of operations for the years ended June 30, 2004 and 2003, as well as the effect on the consolidated balance sheet as at June 30, 2004 and 2003.

Effect on consolidated statement of operations	Year ended June 30, 2004		
	As previously reported	Adjustments	As restated
	$'000	$'000	$'000
Equity in loss from associates	(8,827)	(3,148)	(11,975)
Net loss applicable to common stockholders	(55,750)	(3,148)	(58,898)
Basic and diluted loss per share (cents)	(26)	(1)	(27)

Effect on consolidated statement of operations	Year ended June 30, 2003		
	As previously reported	Adjustments	As restated
	$'000	$'000	$'000
Equity in loss from associates	(9,452)	2,585	(6,867)
Net profit applicable to common stockholders	11,374	2,585	13,959
Basic profit per share (cents)	6	2	8
Diluted profit per share (cents)	4	2	6

Effect on consolidated balance sheet	At June 30, 2004		
	As previously reported	Adjustments	As restated
	$'000	$'000	$'000
Investments in associates	12,255	(2,240)	10,015
Total assets	284,975	(2,240)	282,735
Accumulated deficit	(396,154)	(563)	(396,717)
Other comprehensive loss (a)	(43,249)	(1,677)	(44,926)

Effect on consolidated balance sheet	At June 30, 2003		
	As previously reported	Adjustments	As restated
	$'000	$'000	$'000
Investments in associates	7,852	4,954	12,806
Total assets	202,381	4,954	207,335
Accumulated deficit	(340,404)	2,585	(337,819)
Other comprehensive loss (a)	(52,523)	2,369	(50,154)

(a) Other comprehensive loss adjustments represent the Company's share of foreign currency translation adjustments of Emperor.

3. SIGNIFICANT ACCOUNTING POLICIES

The following are accounting policies used by the Group which have been consistently applied as indicated below:

Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires the Group's management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include the collectability of related party receivables, the valuation of deferred tax assets, the impairment of mining assets, and the estimation of reclamation and closure costs and environmental rehabilitation costs, among others. Actual results could differ from those estimates.

Consolidation
The consolidated financial information includes the financial statements of the Company, its subsidiaries and investments in associates and joint venture. A company which is more than 50% owned by the Group, which the Group controls directly or indirectly, through other subsidiary interests, is classified as a subsidiary. The results of any subsidiary, associate or joint venture acquired or disposed of during the year, are consolidated from the effective date of acquisition and up to the effective date of disposal.

Intra-company transactions and balances are eliminated on consolidation.

Investment in joint venture
Investments in unincorporated mining joint ventures in which the Group has joint control, under a contractual agreement, are reported using the proportionate consolidation method.

Investment in associates
Investments in associates are accounted for by the equity method of accounting. These are entities over which the Group has the ability to exercise significant influence, but which it does not control. The ability to exercise significant influence is presumed where the Group owns more than 20%, but less than 50%, of the voting stock of an investee. The Group's investments in associates are carried in the balance sheet at an amount that reflects its share of the net assets of the associates.

The recoverable amount of the associate, that is the Group's proportionate share of the estimate of future undiscounted distributions from the associate, or its disposal value, if higher, is compared to the carrying value of the associate. If an impairment exists on this basis, a reduction in the carrying value of the associate is recorded to the extent that the carrying value exceeds the discounted future cash flows expected to be derived from the associate.

Equity accounting involves recognizing, in the statement of operations, the Group's share of the associates' profit or loss for the year after tax to the extent of the Group's investment in and advances to its associates.

Goodwill on the acquisition of associates is included in the carrying value of the investment in associates.

Goodwill
Where the excess purchase price of a business acquisition cannot be attributed to assets acquired, including acquired properties and mineral rights, it is included in goodwill and reviewed for impairment in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS No. 142, *"Goodwill and Other Intangible Assets."*

Goodwill is stated at cost less impairment. Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if the Group believes indicators of impairment exist. The performance of the test involves a two tier process. The first step of the impairment test involves comparing the fair value of the reporting unit with the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is determined based on estimated future discounted cash flows. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of the impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The impairment which is recognized is measured as the amount by which the carrying amount exceeds the implied fair value of the reporting unit's goodwill.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign currency
The Group's functional currency for the South African operations is the South African Rand and for the Papua New Guinean operations is the Papua New Guinean Kina. Transactions denominated in currencies other than the functional currency are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in such currencies are translated at the rates applicable at the balance sheet date and profits and losses arising as a result of translating those assets and liabilities to the functional currency are recorded in the statement of operations.

For foreign subsidiaries, whose functional currency is a currency other than the Rand, assets and liabilities are translated using the closing rates at year end, and the statement of operations are translated at average rates. Differences arising on translation are included as a component of other comprehensive loss. The translation of amounts into US Dollars is in accordance with SFAS No. 52, "*Foreign Currency Translation*," whereby assets and liabilities are translated using the closing rates at year end, the statement of operations are translated at average rates and equity at historical rates. The translation differences arising as a result of converting to US Dollars using the current exchange rate method, are included as a separate component of stockholders' equity - other comprehensive loss.

Receivables
Receivables consist of amounts owing by external and related parties and include amounts of a long- and short-term nature. Provisions for uncollectible amounts are included in determining net income or loss where a decline in the value of the receivable has occurred. Interest on balances owed to the Group accrues on a daily basis. Interest accrued on impaired balances owed to the Group is not recorded as it is not considered to be recoverable.

Cash and cash equivalents
Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of the investments, the carrying amounts approximate their fair value.

Non-current unlisted investments
Non-current unlisted investments, in which the Group does not have significant influence or a controlling interest, are carried at acquisition cost. Realized gains and losses are included in determining net income or loss. Impairment losses are included in determining net income or loss where an other than temporary decline in the value of the investment has occurred.

Non-current listed investments
Non-current listed investments, are treated as 'available for sale', and are accounted for at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity – other comprehensive loss. Realized gains and losses are included in determining net income or loss.

Inventories
Inventories, comprising gold in process (being gold at the stage of production immediately prior to smelting) and supplies, are stated at the lower of cost and market value. Costs are assigned to inventory on an average cost basis. Costs relating to gold in process comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction, depletion and processing, based on the relevant stage of production. Selling, refining and general administration costs are excluded from inventory valuation.

Non-current inventory comprises ore stockpile. These in-process inventories are measured on the absorption cost method and valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs. Costs relating to ore stockpile comprise all costs incurred to the stage immediately prior to stockpiling, including costs of extraction and crushing, as well as processing costs associated with ore stockpiles, based on the relevant stage of production.

Exploration costs
Mining exploration costs, including property acquisitions and mineral and surface rights relating to exploration stage properties, are expensed as incurred.

Development costs
Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines. Ordinary development costs to maintain production are expensed as incurred.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mining assets

Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets are recorded at cost less accumulated depreciation and impairments.

Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Amortization is calculated on a mine-by-mine basis (i.e. the cost pools are the individual mines) using the units of production method. Under the units of production method, the Group estimates the amortization rate based on actual production over total proven and probable ore reserves of the particular mine. This rate is then applied to actual costs incurred to arrive at the amortization expense for the period. Proven and probable ore reserves of a particular mine reflect estimated quantities of economically recoverable reserves that can be recovered in the future from known mineral deposits that are presently accessible.

Impairment of mining assets

The impairment of long-lived assets is accounted for in terms of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*"

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. Estimates of future cash flows include estimates of future gold prices and foreign exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets. If an asset or asset group is considered to be impaired, the impairment which is recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets. The asset, or asset group, is the lowest level for which there are identifiable cash flows that are largely independent of other cash flows. The lowest level for which there are identifiable cash flows that are largely independent of other cash flows is on a mine-by-mine basis. Therefore the Company makes the analysis on a mine-by-mine basis.

Deferred stripping costs

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per ton. The average stripping ratio is calculated as the number of tons of waste material expected to be removed during the life of mine per ton of ore mined. The average life of mine cost per ton is calculated as the total expected costs to be incurred to mine the ore body divided by the number of tons expected to be mined. The average life of mine stripping ratio and the average life of mine cost per ton are recalculated annually in light of additional knowledge and changes in estimates.

The cost of the "excess stripping" is capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted ore tons mined, being the actual ore tons plus the product of the actual ore tones multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton. When the actual mining costs are below the sum of the adjusted ore tons mined, being the actual ore tons plus the product of the actual ore tons multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per ton, previously capitalized costs are expensed to increase the cost up to the average. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the ore body as a whole. Deferred stripping costs of $12.5 million (2004: $3.5 million), at Porgera, are classified as mining assets and the amounts amortized are included in the depreciation and amortization charge for all periods presented. During fiscal 2005, $11.1 million (2004: $4.1 million) of deferred stripping costs were capitalized to mining assets.

The deferred stripping costs are included in the calculations of impairment tests performed in accordance with the provisions of SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."*

Borrowing costs

Interest on borrowings utilized to finance qualifying capital projects under construction is capitalized during the construction phase as part of the cost of the project. Other borrowing costs are expensed as incurred. No borrowing costs were capitalized during the years ended June 30, 2005, 2004 or 2003.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Reclamation and closure costs

SFAS No. 143, *"Accounting for Asset Retirement Obligations,"* or SFAS No. 143, was adopted by the Group with effect from July 1, 2002, and requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and is depreciated over the life of the asset. Prior to the adoption of SFAS No. 143, the Group accrued for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change in accounting policy on the balance sheet at that date was to increase mining assets by $0.55 million and increase rehabilitation liabilities by $0.72 million with a cumulative effect of change in accounting principle adjustment charge to net earnings of $0.17 million in fiscal 2003.

Environmental rehabilitation costs

Where a related asset is not easily identifiable, environmental rehabilitation costs which are based on the Group's interpretation of current environmental and regulatory requirements are accrued as and when tailings are deposited. The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

In South Africa, annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The funds contributed to the trusts, including income earned thereon, are included under non-current assets.

Revenue

Revenue consists of sales of gold bullion and is recognized when the product is delivered to the relevant refinery, Rand Refinery Limited in South Africa, N.M. Rothschild in Australasia (for the Tolukuma Section) and AGR Matthey in Papua New Guinea (for Porgera), at which stage title, including all risks and rewards of ownership, passes from the Group to the buyer.

Once the gold bars reach the refinery, they are assayed to determine the gold content of each bar before being sent for refining where it is purified to 99.9% purity and cast into troy ounce bars of varying weights. The bullion is then sold by the refinery on the same day as the delivery, and the proceeds are remitted to the Group within two days.

Derivative instruments

Under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended, all derivative instruments are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchase normal sale exception. On the date a derivative contract is entered into, the derivative can be designated as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. The Group's derivative transactions, while designed to provide effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting. Therefore, any changes in their fair value are recognized in the statement of operations, currently. Derivative instruments are not entered into for trading purposes.

Pension plans and other employee benefits

Pension plans, which are multi-employer plans, in the nature of defined contribution plans, are funded through annual contributions. Refer Note 23.

In addition, the Group makes long-service awards to certain eligible employees, based on qualifying ages and levels of service. Due to the nature of the award and the uncertainty surrounding the ultimate payment of the long-service award, no provision is made for potential payment and the Group expenses such costs as they are incurred. Refer Note 23.

The Group contributes to a defined contribution multi-employer medical fund for current employees and certain retirees on an annually determined contribution basis. No contributions are made for employees retiring after December 31, 1996. Refer Note 23.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Premium and debt costs
Discounts and underwriting, legal and other direct costs incurred in connection with the issuance of debt are deferred and are amortized, over the term of the debt, to interest expense using the effective interest rate method.

Taxation
Deferred income and mining taxes
The Group follows the liability method of accounting for deferred income and mining tax whereby the Group recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

A valuation allowance is raised against deferred tax assets which are not considered more likely than not to be realizable.

Secondary Taxation on Companies (STC)
STC is a tax levied by the South African Revenue Services on dividends declared and becomes payable on declaration of a dividend. STC is expensed when the related dividend is declared.

(Loss)/profit per share
(Loss)/profit per share is calculated based on the net result divided by the weighted average number of shares in issue during the year. Fully diluted (loss)/profit per share is based upon the inclusion of potential dilutive shares with a dilutive effect on (loss)/profit per share. In fiscal 2005, the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of the Employee Share Option Scheme, or ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $7.8 million and $nil, were considered in determining the diluted (loss)/profit per share. In fiscal 2004 the shares underlying the convertible notes and the shares underlying the staff options allocated in terms of ESOS, along with their respective impact on the net (loss)/profit applicable to common stockholders, of $3.6 million and $nil, were considered in determining the diluted loss per share. In fiscal 2003 the shares underlying the options allocated in terms of ESOS, and their respective impact on the net (loss)/profit applicable to common stockholders, of $2.6 million and $nil, were considered in determining the diluted loss per share.

In fiscal 2005, 2004 and 2003, a loss applicable to common stockholders of $81.8 million and $58.9 million, and a profit of $14.0 million, respectively, was recorded. As a result of the losses recorded in fiscal 2005 and 2004, the adjustments for potential dilutive shares were anti-dilutive.

Stock-based compensation plans
At June 30, 2005, the Company has in place an Employee Share Option Scheme, which is described more fully in Note 23.

The Group has adopted the disclosure only provisions of SFAS No. 123, "*Accounting for Stock-Based Compensation,*" or SFAS No. 123, and SFAS No. 148, "*Accounting for Stock-Based Compensation Transition and Disclosure and amendment of SFAS No. 123*," and applies Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees,*" or APB Opinion No. 25, and related Interpretations, with respect to its accounting for its employee based compensation plan.

The difference between the option strike price and the prevailing market value of the share at grant date is recorded as an expense over the vesting period. In accordance with APB Opinion No. 25 and related Interpretations, $1.0 million, (2004: $2.3 million; 2003: $4.3 million) of stock-based compensation cost was recognized as an expense for the year ended June 30, 2005.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-based compensation plans *(continued)*

The following table illustrates the effect on net (loss)/profit applicable to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to its employee based compensation plan (thousands except for earnings per share information):

	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003
Net (loss)/profit applicable to common stockholders			
- as stated	(81,789)	(58,898)	13,959
- add back: stock-based compensation costs included in statement of operations, net of related tax effects	1,002	2,310	4,313
- less: total stock-based compensation costs determined under fair value based method, net of related tax effects	(2,709)	(3,700)	(4,861)
- pro-forma	(83,496)	(60,288)	13,411
Basic (loss)/profit per share			
- as stated (cents)	(32)	(27)	8
- pro-forma (cents)	(32)	(28)	7
Diluted (loss)/profit per share			
- as stated (cents)	(32)	(27)	6
- pro-forma (cents)	(32)	(28)	6

Discontinued operation

The results of operations of discontinued Group components and gains or losses from their disposal are each presented separately net of tax in the notes to the consolidated financial statements for all periods presented. A Group component is considered a discontinued operation if its operations and cash flows have been or will be eliminated from the ongoing activities of the Group as a result of a disposal transaction, the Group will not have any significant subsequent continuing involvement with the component, and the component can be clearly distinguished, operationally and for financial reporting purposes. If not disposed of by the balance sheet date, to qualify as discontinued operation, a component must also meet the conditions to be classified as held for sale. Net assets of a discontinued Group component classified as held for sale are measured at the lower of its carrying amount or fair value less cost to sell. Gains from the sale of a discontinued Group component are recognized in the period realized and reported separately.

Comparatives

Comparatives have been reclassified, where necessary to conform to the current year's presentation.

Recent pronouncements

SFAS No. 123R, "Share-Based Payment"

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), *"Share-Based Payment"*, to focus primarily on accounting for transactions where an entity obtains employee services in share-based payment transactions and to eliminate the alternative of applying the intrinsic value measurement provisions of APB Opinion No. 25 to stock compensation awards issued to employees. The new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award.

The Company has continued to apply APB Opinion No. 25 and will adopt the provisions of SFAS No. 123R effective July 1, 2005. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost, and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R; the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS No. 123R, and expects that the adoption of SFAS No. 123R may have a material impact on consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and also has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recent pronouncements *(continued)*
SFAS No. 151, "Inventory Costs, an amendment to Accounting Research Bulletin No. 43, Inventory Pricing"
In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs, an amendment to Accounting Research Bulletin No. 43, Inventory Pricing"*. The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.

The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29"
In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions."* The statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The statement is effective for all fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3"
In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections,"* to replace APB Opinion No. 20, by revising the accounting treatment and reporting requirements for all voluntary changes in accounting principles. APB Opinion No. 20 required that the cumulative effect of the change in accounting principle be included in net income. Under the new statement, the change in accounting principle is applied retrospectively (as if the principle had always been used) to prior period's financial statements, hence revising the comparative amounts. The statement also specifically requires that changes in the method of depreciation, amortization and depletion for long-lived, non-financial assets be accounted for as a change in estimate affected by a change in accounting principle.

SFAS No. 154 is effective for accounting changes and corrections of errors occurring in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

EITF Issue 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations"
In November 2004, the EITF of the FASB reached a consensus on Issue 03-13 on evaluating whether the criteria in paragraph 42 of Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets, have been met for the purposes of classifying the results of operations of an entity that either has been disposed or classified as held for sale as discontinued operations.

The consensus stated that the criteria in paragraph 42 should only be applied to a component of the enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2005. The Company does not expect the adoption of this EITF to have a material impact on its consolidated financial statements.

EITF Issue 04-06, "Accounting For Stripping Costs Incurred During Production in the Mining Industry"
In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred.

The EITF consensus is effective for the first reporting period in years beginning after December 15, 2005, with early adoption permitted. The Company is reviewing the guidance issued in Issue 04-06 and has not yet determined the impact of this pronouncement on its consolidated financial statements.

4. ACQUISITION AND DISPOSAL OF BUSINESSES

2005 acquisitions

Emperor Mines Limited

On July 30, 2004, the Company's offer to the shareholders of Emperor Mines Limited, or Emperor, closed with the Company having received acceptances from Emperor's shareholders representing approximately 25.55% of Emperor's issued share capital, thereby increasing the Company's shareholding in Emperor from 19.78% to 45.33%. Accordingly, the Company issued 6,612,676 shares in exchange for the 29,097,269 Emperor shares to the value of $16.6 million, based on the market value of the Company's shares on the date issued. Share issue and transaction costs associated with the offer amounted to $1.7 million.

The estimated fair value of the assets and liabilities acquired as part of this transaction were as follows:

	$'000
Cash and cash equivalents	1,187
Receivables	426
Inventories	2,174
Mining assets	20,034
Deferred borrowing costs	189
Deferred income and mining tax	59
Accounts payable and accrued liabilities	(2,698)
Short-term portion of long-term loans	(815)
Income and mining taxes payable	(37)
Long-term loans	(3,530)
Provision for environmental rehabilitation	(385)
Fair value of attributable net assets at date of acquisition (25.55% interest)	16,604
Attributable net assets at date of acquisition (25.55% interest)	7,133
Excess paid over net asset value	9,471
Costs on acquisition	1,702
Consideration	18,306
Settled by way of shares issued	16,604
Settled by way of cash	1,702
	18,306

The fair value of the 6,612,676 no par value shares issued was $16.6 million, determined based on the prevailing market value of DRDGOLD Limited shares on June 10, 2004 (refer Note 21), in final settlement of the purchase price determined on July 30, 2004.

The excess paid over the net asset value of Emperor relates to the fair value placed on Emperor's mining assets by the Company.

4. ACQUISITION AND DISPOSAL OF BUSINESSES *(continued)*

2005 disposals

North West Operations

On March 3, 2005, the Company entered into a 60-day review period at the North West Operations (comprising the Buffels and Harties Sections) due to continuing losses at these operations. The purpose of this 60-day review period was to assess whether these operations could be restored to break-even.

On March 9, 2005, the North West Operations suffered the effects of an earthquake of 5.3 on the Richter scale. As a consequence of the extensive damage caused by the earthquake, the No. 5 Shaft of the North West Operations was closed. There was continuing seismic activity in the area and on March 16, 2005, the Company closed the No. 2 Shaft because of concerns for the safety of the employees.

On March 22, 2005, application was made to the High Court of South Africa for the provisional liquidation of Buffelsfontein Gold Mines Limited (which owns the North West Operations), which order was granted on the same day.

The aggregate carrying value of the assets and liabilities disposed of in connection with the provisional liquidation were as follows:

	$'000
Cash and cash equivalents	317
Receivables	2,645
Inventories	1,854
Mining assets	-
Non-current assets	18,672
Accounts payable and accrued liabilities	(21,590)
Provision for environmental rehabilitation	(19,649)
Net liabilities	(17,751)
100% thereof	17,751
Cash proceeds received	-
Costs incurred on disposal	(7,265)
Foreign currency translation gain realized	7,619
Profit realized on disposal of subsidiary	18,105
Cash proceeds received	-
Costs incurred on disposal	(7,265)
Less cash and cash equivalents of entity disposed of	(317)
Net cash flow on disposal of subsidiary	(7,582)

4. ACQUISITION AND DISPOSAL OF BUSINESSES *(continued)*

2004 acquisitions

Net-Gold Services Limited

With effect from April 28, 2004, the closing date, the Group acquired 50.25% of the shares of Net-Gold Services Limited, a subsidiary of G.M. Network Limited. This entity brokers the payment of purchases made by subscribers, through settlement in gold. The results of Net-Gold Services Limited's operations have been included in the consolidated financial statements since that date. Included in the acquisition is an option to exchange the Group's shareholding in Net-Gold Services Limited for approximately 14.3% of the shares in G.M. Network Limited, a non-public company that focuses on the development of patents and other intellectual property specifically in connection with electronic trading on the Internet. This option is valid until December 31, 2007.

The estimated fair value of the assets and liabilities acquired as part of this transaction were as follows:

	$'000
Cash and cash equivalents	1,378
Receivables	44
Inventories	1,034
Accounts payable and accrued liabilities	(655)
Fair value of net assets at date of acquisition	1,801
50.25% thereof	905
Goodwill arising on acquisition (refer Note 16)	1,095
Consideration	2,000
Less cash and cash equivalents of acquired entity	(1,378)
Net consideration	622
Settled by way of cash and cash equivalents	622

Porgera Joint Venture

With effect from October 14, 2003, the Group acquired the shares in Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP. The transaction was affected through the amalgamation of OMP, MRP and the Company's wholly-owned subsidiary, Dome Resources (PNG) Limited. OMP changed its name to DRD (Porgera) Limited. This resulted in the Company acquiring a 20% interest in the Porgera Joint Venture in Papua New Guinea. The Porgera mine's main business focus is the extraction of gold.

4. ACQUISITION AND DISPOSAL OF BUSINESSES *(continued)*

Porgera Joint Venture *(continued)*
The estimated fair value of the assets and liabilities acquired as part of this transaction were as follows:

	$'000
Cash and cash equivalents	1,219
Receivables	3,036
Taxation receivable	1,877
Inventories	9,504
Mining assets	63,812
Non-current inventories	27,826
Accounts payable and accrued liabilities	(6,659)
Deferred income and mining tax	(19,799)
Provision for environmental rehabilitation	(3,682)
Fair value of attributable net assets at date of acquisition (20% interest)	77,134
Attributable net assets at date of acquisition	77,134
Less cash and cash equivalents of acquired entity	(1,219)
Net consideration	75,915
Settled by way of cash and cash equivalents	59,167
Settled by way of shares issued	16,748
Net consideration	75,915

The fair value of the 6,643,902 no par value shares issued was $16.7 million, determined based on the prevailing market value of DRDGOLD Limited shares on November 22, 2003 (refer Note 21), in final settlement of the purchase price determined on October 14, 2003.

Fortis Limited
With effect May 21, 2004, the Group acquired the shares in Fortis Limited, or Fortis, a company dealing with insurance and reinsurance activities, in Papua New Guinea. Fortis was acquired for a consideration of $712,000, the only asset of Fortis being cash and cash equivalents of $712,000.

2004 disposals

The Group made no disposals during the year.

2003 acquisitions

The Group made no acquisitions during the year.

4. ACQUISITION AND DISPOSAL OF BUSINESSES *(continued)*

2003 disposals

Crown Gold Recoveries (Pty) Limited

Effective July 1, 2002, the Company engaged in a transaction consistent with its black economic empowerment strategy by entering into a share purchase agreement with the Industrial Development Corporation of South Africa, or IDC, and Khumo Bathong Holdings (Pty) Limited, or KBH. Under this share purchase agreement, the Company sold 57% of its interest in Crown Gold Recoveries (Pty) Limited, or CGR, to IDC and 3% of its interest in CGR to KBH for a total consideration of $11.7 million, and realized a profit of $5.3 million.

KBH obtained an option to purchase IDC's shares in CGR. IDC and KBH also each purchased their respective share of three shareholder loans, aggregating $21.0 million owed by CGR to the Company.

As part of this transaction, the Company loaned KBH $0.7 million to fund that entity's initial purchase of the 3% interest in CGR. The loan bears interest at the prime rate of The Standard Bank of South Africa on overdraft plus 3% per annum. This loan has a term of five years from July 1, 2002 and is repayable on demand. This loan was secured by a pledge of 49,928,824 shares of ERPM held by KBH. However, since the acquisition of ERPM by CGR, the loan is no longer secured. As of June 30, 2004, the loan has been impaired (Refer Note 15).

Shortly thereafter, KBH chose to exercise its option to purchase all of IDC's interest in CGR. As a result, with effect from July 15, 2002, the share capital of CGR is now owned 40% by the Company and 60% by KBH. Also, as part of this transaction, KBH repaid IDC's portion of the shareholder loans on behalf of CGR. Consequently, CGR now owes 60% of the loans to KBH and 40% of the loans to the Company.

As a result of this transaction, CGR is no longer a subsidiary of the Company. The results of operations and the financial position of CGR are no longer consolidated into the Group's annual financial statements. The Company's remaining 40% interest in CGR is equity accounted as an investment in an associate.

The aggregate carrying value of the assets and liabilities disposed as part of this transaction were as follows:

	$'000
Cash and cash equivalents	2,738
Other current assets	2,730
Mining assets	13,886
Other assets	739
Current liabilities	(6,310)
Provision for environmental rehabilitation	(2,317)
Long-term liabilities	(882)
Net assets	10,584
60% thereof	6,350
Cash proceeds received	11,652
Profit realized on sale of subsidiary	5,302
Impairment of loan due by CGR	(4,164)
Cash proceeds received	11,652
Less cash and cash equivalents of entity disposed of	(2,738)
Net cash flow on disposal of subsidiary	8,914

5. RELATED PARTY TRANSACTIONS

The Company has related party relationships with its associates and with its directors and senior management.

All contracts with related parties for the supply of goods and services are approved in accordance with the Company's procurement policies. The contract terms are compared to similar suppliers of goods and services to benchmark that the contract is on market related terms.

Transactions with Director
Dr. M. P. Ncholo, chairman of Khumo Bathong Holdings (Pty) Limited, or KBH, is also a Non-Executive Director of the Company. Dr. M. P. Ncholo earned $49,439 in board and other fees from the Company during the year ended June 30, 2005 (2004: $22,410).

During fiscal 2004, financial assistance was provided by East Rand Proprietary Mines Limited, or ERPM, the Company's 40% associate company with KBH, to the family of Dr. M. P. Ncholo, with regards to funeral expenses relating to the death of a family member who was a temporary employee of ERPM. In terms of ERPM's practice, the funds were advanced on compassionate grounds to assist the family with costs associated with the funeral. This amounted to $14,414. At June 30, 2005, this amount was still outstanding in the accounts of ERPM.

Transactions with associate companies
During the year ended June 30, 2005, the Company earned $0.5 million (2004: $1.0 million and 2003: $1.3 million) in management fees from Crown Gold Recoveries (Pty) Limited, or CGR, and $0.5 million (2004: $2.0 million and 2003: $1.4 million) in management fees from ERPM. At June 30, 2005 CGR owed the Group $34.6 million (2004: $34.3 million), KBH owed the Group $1.2 million (2004: $1.1 million), and ERPM owed the Group $10.6 million (2004: $10.2 million). Interest amounting to $2.7 million (2004: $2.9 million) was payable to the Group on the loans to CGR, $0.1 million (2004: $0.1 million) was payable to the Group on the loans to KBH, and $1.1 million (2004: $0.7 million) was payable to the Group on the loans to ERPM for the year ended June 30, 2005. No interest income on the loans was recorded as it was not considered to be recoverable. No dividends were received from associates in fiscal 2005, fiscal 2004 or fiscal 2003. As of June 30, 2005, the Company has recognized losses generated by CGR and ERPM against these loans and they are therefore carried at nil value (refer Note 15).

Rand Refinery agreement
On October 12, 2001, the Group entered into an agreement with Rand Refinery Limited, or Rand Refinery, for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the Group's gold and casts it into troy ounce bars. Then, Rand Refinery sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the Group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr. D.J. Pretorius, the Group Legal Counsel, is also a Director of Rand Refinery and is a member of their Audit Committee. Also, Mr. I.D. Graulich, the Group's General Manager: Investor Relations, is Alternate Director to Mr. D.J. Pretorius. The Group currently owns 3% (2004: 10.6%) of Rand Refinery (which is jointly owned by South African mining companies). During the year, all gold produced in South Africa was refined by Rand Refinery and as at year-end no balances owed by or to this entity.

Mr. C. Press loan
During fiscal 2003, Mr. C. Press, a director of Net-Gold Services (Pty) Limited, or Net-Gold, a consolidated subsidiary, loaned an amount of US$24,946 to Net-Gold. This loan is interest free, unsecured and has no fixed terms of repayment. The funds were used for short-term working capital advances. As at June 30, 2005, the full balance was still outstanding.

Consultancy service agreement
The Company entered into a consultancy service agreement with one of its non-executive directors, Mr. N. Goodwin. Under this agreement, Mr. N. Goodwin provided the Company with project management services at the Argonaut Project. This agreement took effect on September 2, 2002. The agreement was for a fixed one year term from September 2, 2002, so long as the Argonaut Project was ongoing. Under this agreement, Mr. N. Goodwin was paid a fee of $400 per day. Mr. Goodwin worked for 128 days under this agreement for a total amount of $51,200. Mr. N. Goodwin resigned as a non-executive director effective January 29, 2003. This agreement was terminated as of February 26, 2003.

5. RELATED PARTY TRANSACTIONS *(continued)*

Western Areas Limited

On or about October 9, 2001, the Company concluded a contract of guarantee and cession as security for payment with Investec Bank Limited, or Investec. Under the terms of this agreement, the Company agreed to guarantee Western Areas Limited's, or WAL's, obligations to Investec up to the value of the Sale Shares (being ordinary shares of Randgold, JCI and CAM acquired by the Company between December 14, 1999 and January 11, 2000). Also, the Company ceded the Sale Shares, as security, to and in favor of Investec allowing Investec to sell the Sale Shares in the event that WAL defaulted.

On or about September 26, 2001, the Sale Shares were ceded to Investec and WAL granted the Company a put option in respect of the Sale Shares at a total price of at least R116.4 million ($13.3 million). CAM and JCI undertook to apply all dividends received from WAL in respect of their shareholdings to the reduction of all amounts owed by them to the Company. The parties agreed that the monthly option fee would be payable to exercise their rights under the call option for the duration of the Company's guarantee and cession and agreed that if Investec exercised its rights under that guarantee, the rights of CAM and JCI under the call option would terminate.

The option fee payable to the Company by CAM and JCI for the period of November 2001 up to December 13, 2001 amounted to R21.6 million ($2.0 million) plus VAT in the amount of R3.0 million ($0.3 million) plus interest in the amount of R1.7 million ($0.2 million) at the prescribed rate of 15.5% per annum from January 25, 2001 to the date of payment.

On December 13, 2001, the Company invoiced JCI on behalf of JCI and CAM in these amounts. On December 14, 2001, the Company made a demand on CAM and JCI for the amount of R32.8 million ($3.0 million). On December 24, 2001, the Company's attorney's made demands on CAM and JCI for the same amount. The Company instituted legal proceedings against JCI and CAM for the recovery of these amounts. The matter was heard on August 30, 2004. At this date partial settlement of certain small claims related to the larger JCI and CAM claim, to the value of R2.4 million ($0.4 million), was awarded by the High Court of South Africa, however the Company had provided in full in the financial year ended June 30, 2002, for the balance outstanding by CAM against the probable bad debt. Refer Note 10.

On October 21, 2004, the High Court of South Africa ordered JCI and CAM to pay the Company an amount of R35.7 million ($5.5 million), plus interest and costs, including the costs of two counsel. JCI's and CAM's counterclaim to recover the earlier part-payment was also dismissed with costs. JCI and CAM made an application to the High Court of South Africa for leave to appeal, which was rejected. In March 2005, the Company received a payment of R37.3 million ($6.6 million) in settlement of all claims. Of this amount R31.5 million ($5.1 million) was recorded as a reversal of the doubtful debt allowance in the statement of operations and R5.8 million ($1.5 million) was recognized as interest received.

5. RELATED PARTY TRANSACTIONS *(continued)*

Laverton Gold NL

Laverton Gold NL is also a related party because Mr. J. Stratton, a director of CAM and Consolidated African Mines Jersey, or CAMJ, was a corporate advisor to the Company.

In May 2000, the Company's board appointed a special committee to investigate irregular related party transactions involving Mr. J. Stratton from the Company's office in Perth, Australia (which has now been closed). The related party transactions involved the issuance of approximately 8.2 million Company ordinary shares (the "Rawas Shares") in exchange for assets of the Rawas group that owned the Rawas gold mine in Indonesia, pursuant to agreements between the Company and Laverton Gold NL, an Australian listed company.

During July and October 1999, the Company allotted and issued the Rawas Shares at the market value of $12.4 million to several creditors of Laverton or its subsidiaries, including CAMJ, JCI and related companies, in anticipation of receiving shares of, and claims against, the companies in the Rawas Group and the rights to the Rawas mine. The allocation of the Rawas Shares was based on each creditor's relative exposure. No proper valuation proceedings were conducted prior to the issuance.

According to the evidence gathered during the course of the investigation, the Company's board determined that, faced with pressure from its creditors (i) Laverton arranged the issue by the Company of its ordinary shares to creditors in consideration for assets of no value, for the benefit of Laverton and its creditors and not for the Company; (ii) to avoid the South African Companies Act requirement for a special resolution, the Company had issued the Rawas Shares at an inflated issue price unrelated to the true value of the consideration; (iii) as the special resolution was not obtained, the allotment and issue of ordinary shares for the Rawas transaction was unlawful and invalid. Upon discovery by the board of the unlawful transactions, the board decided to rescind the agreements with Laverton NL during fiscal 2001. At that time, the Company had received ownership of the claims against, but not the shares of, the companies in the Rawas Group. As a result of this rescission the shares of the Rawas Group were never delivered to the Company.

Because of subsequent splits and consolidations resulting in validly issued ordinary shares being consolidated with invalid Rawas Shares, it was not possible to distinguish the Rawas Shares from the other issued ordinary shares of the Company. None of the Rawas Shares, and their holders at the time, could be identified and, therefore, none of the Rawas Shares could be removed from the Company's members' register. In July 2002 the High Court of South Africa validated the Rawas shares.

The $12.4 million value of the Rawas shares was credited to stated capital in the financial statements. During fiscal 2000, the Company wrote off the attributed $12.4 million value of the shares in the statement of operations as aborted acquisition costs and loans made by the Company to members of the Rawas Group, amounting to $2.9 million, as no amounts have been recovered on these loans.

The Company has instituted various legal proceedings in South Africa and Australia in connection with these related party transactions and these proceedings are still ongoing. Due to the uncertainty of the outcome of the legal proceedings, the Company has not recorded any amounts in respect of this litigation.

5. RELATED PARTY TRANSACTIONS *(continued)*

Issue of shares to Khumo Bathong Holdings (Pty) Limited
KBH subscribed for 4,794,889 of the Company's ordinary shares for a cash subscription price of $6.8 million during the year ended June 30, 2003. These shares were sold by KBH in fiscal 2005.

Purchase of 100% of ERPM by CGR
In October 2002, CGR entered into an agreement to acquire 100% of the outstanding share capital of and loan accounts in East Rand Proprietary Mines Limited, or ERPM, for $11.0 million. In connection with this transaction, the Company provided ERPM with a loan of $1.3 million. In addition, an amount of $8.0 million was lent by the Company to CGR which CGR advanced to the then shareholders of ERPM as an interest free loan. CGR received from the shareholders, as security for the loan, a pledge of the entire issued share capital of ERPM and a cession of the shareholders' claim to CGR. The South African competition authorities approved the transaction and the $8.0 million loan is deemed to be part payment of the purchase price of $11.0 million by CGR for the acquisition of the shares and the claims of ERPM. The Company has recognized losses generated by CGR against this loan and the loan is therefore carried at nil value.

6. EMPLOYMENT TERMINATION COSTS

	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003
	$'000	$'000	$'000
Blyvoor Mine (a)	3,051	899	85
West Wits Mine	-	-	53
Other (b)	1,150	-	542
	4,201	899	680

(a) On June 28, 2004, the Company entered into a 60-day review period at the Blyvoor Mine designed to restore the operations to profitability. The 60-day review was extended to September 13, 2004. On October 5, 2004, 1,619 employees were retrenched at a cost of $3.1 million. No balance was outstanding with regards to these payments as at June 30, 2005.

During fiscal 2004, voluntary retrenchments were offered to employees and approximately 220 employees accepted the offer. This gave rise to an expense of $0.9 million for the year ended June 30, 2004. No balance was outstanding with regards to these payments as at June 30, 2004.

(b) In an effort to reduce corporate costs, retrenchments were made at the Company's corporate head office during fiscal 2005. Retrenchment costs for 20 employees amounted to $1.2 million. No balance was outstanding with regards to these payments as at June 30, 2005.

During fiscal 2003, two directors retired from active duty. Retrenchment payments of $0.1 million were made to Mr. V. Hoops (HR Director) and $0.4 million to Mr. F. Coetzee (Chief Operating Officer).

7. IMPAIRMENT OF ASSETS

	Year ended June 30, 2005 $'000	Year ended June 30, 2004 $'000	Year ended June 30, 2003 $'000
Mining assets			
- Durban Deep Section (a)	664	-	-
Other assets (b)	-	1,965	-
Goodwill (c)	-	1,025	-
	664	2,990	-

(a) During fiscal 2005, mining properties at the Durban Deep Section were written down by $0.7 million to $2.2 million, being the estimated fair value of these assets. The Company has negotiated the sale of these mining properties and the estimated fair value was based on these negotiations (refer to Note 27).

(b) Consistent with the Group's black economic empowerment strategy, the West Wits Operations' assets were sold during fiscal 2003 to a black economic empowerment partner, Bophelo Trading (Pty) Limited, subsequently renamed Mogale Gold (Pty) Limited, or Mogale. During fiscal 2004, Mogale was placed under judicial management and the balance of the purchase price owed was therefore seen to be irrecoverable. In addition, funds advanced to Khumo Bathong Holdings (Pty) Limited were impaired as the most significant asset owned by this entity is its 60% interest in CGR and ERPM, which were experiencing liquidity problems in fiscal 2004.

(c) As a result of the losses recorded by Net-Gold Services Limited, goodwill recorded on the acquisition was impaired in fiscal 2004 (refer Note 16).

8. DEFERRED INCOME AND MINING TAX

	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003
	$'000	$'000	$'000
(Loss)/profit from continuing operations before tax and other items			
South Africa	(33,233)	(22,427)	66,533
Foreign	22,078	10,545	(7,127)
	(11,155)	(11,882)	59,406
(a) Income and mining tax (expense)/benefit			
Current income and mining tax			
Foreign	(12,315)	(7,165)	-
Current non-mining income tax			
South Africa	(263)	(223)	-
Foreign	24	-	-
Deferred income and mining tax			
South Africa	-	(5,532)	(33,955)
Foreign	6,792	(1,310)	(330)
Prior year rate change	-	-	18,455
Secondary tax on companies	-	-	-
Total income and mining tax expense from continuing operations	(5,762)	(14,230)	(15,830)

Mining tax on mining income in South Africa is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC.

If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2005, 2004 and 2003, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates for companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal taxation at the higher rates of 46% for mining income and 38% for non-mining income. The Company, having chosen not to be subject to the STC exemption, is subject to 37% tax on mining income and 30% for non-mining income. However, with the exception of Blyvoor, all of the Company's South African subsidiaries elected the STC exemption. Any dividends paid by Blyvoor, being a wholly-owned subsidiary of the Company, would be exempt from STC. Any dividends paid by the Company, to the extent that they are paid out of income from Blyvoor, will be subject to STC. The tax rate for all the Australasian operations is 30%.

In July 2005, the above tax rates for taxable mining and non-mining income were amended, due to a revision of corporate tax rates by the South African Government. Tax rates for taxable mining and non-mining income for companies that elected the STC exemption are 45% and 37%, respectively. The tax rates for taxable mining and non-mining income for companies that did not elect the STC exemption are 35% and 29%, respectively. The Company does not expect the change in tax rates to have a material impact on its financial statements.

8. DEFERRED INCOME AND MINING TAX *(continued)*

South African deferred taxation has been provided at the effective mining rate applicable in terms of the mining tax formula to the relevant operations at either 37% or 46% (2004: 37% or 46%; 2003: 37% or 46%), while the Australasian deferred tax has been provided at the Australian statutory tax rate of 30% (2004: 30%; 2003: 30%). Material items causing the Group's income tax provision from continuing operations to differ from the estimated effective mining tax rates were as follows:

	Year ended June 30, 2005 $'000	Year ended June 30, 2004 $'000	Year ended June 30, 2003 $'000
Mining tax at estimated effective rate	4,686	3,646	(18,698)
Non-mining tax at statutory rate	6,855	5,763	127
Foreign tax at statutory rates	(6,979)	(6,545)	-
Taxation at normal rates	4,562	2,864	(18,571)
Non-deductible expenditure	(1,653)	(21)	(9,834)
Non-taxable income	1,626	49	7,971
Additional tax expense relating to the prior year	(212)	(223)	-
Rate change	-	-	4,623
Valuation allowances	(10,085)	(16,899)	(19)
Income and mining tax expense as reported	(5,762)	(14,230)	(15,830)

(b) Deferred income and mining tax liabilities and assets:	June 30, 2005 $'000	June 30, 2004 $'000
South Africa		
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2005 and 2004, relate to the following:		
Gross deferred income and mining tax liabilities:		
Mining assets	(19,565)	(30,474)
Gross deferred income and mining tax assets:	49,957	126,582
Assessable tax loss carried forward	33,483	96,338
Unredeemed capital expenditure	12,098	23,743
Provision for environmental rehabilitation	2,056	1,590
Derivative instrument liability	-	1,143
Inventories	-	28
Other provisions	2,320	3,740
Deferred income and mining tax valuation allowances	(30,392)	(96,108)
Deferred income and mining tax assets	-	-
Net deferred income and mining tax liability - long-term	(909)	(982)
Net deferred income and mining tax asset - current	909	982

8. DEFERRED INCOME AND MINING TAX *(continued)*

	June 30, 2005 $'000	June 30, 2004 $'000
Australasia		
Deferred income and mining tax liabilities and assets on the balance sheet		
as of June 30, 2005 and 2004, relate to the following:		
Gross deferred income and mining tax liabilities:	(19,126)	(23,780)
Mining assets	(17,731)	(13,920)
Inventories	(1,314)	(9,852)
Other	(81)	(8)
Gross deferred income and mining tax assets:	4,906	2,932
Assessable tax loss carried forward	201	499
Provision for environmental rehabilitation	2,378	1,584
Other provisions	2,327	849
Deferred income and mining tax valuation allowances	(97)	(260)
Deferred income and mining tax liabilities	(14,317)	(21,108)
Net deferred income and mining tax liability - long-term	(15,203)	(12,022)
Net deferred income and mining tax liability - current	-	(9,086)
Net deferred income and mining tax asset - current	886	-
Total		
Deferred income and mining tax liabilities and assets on the balance sheet		
as of June 30, 2005 and 2004, relate to the following:		
Gross deferred income and mining tax liabilities:	(38,691)	(54,254)
Mining assets	(37,296)	(44,394)
Inventories	(1,314)	(9,852)
Other	(81)	(8)
Gross deferred income and mining tax assets:	54,863	129,514
Assessable tax loss carried forward	33,684	96,837
Unredeemed capital expenditure	12,098	23,743
Provision for environmental rehabilitation	4,434	3,174
Derivative instrument liability	-	1,143
Inventories	-	28
Other provisions	4,647	4,589
Deferred income and mining tax valuation allowances	(30,489)	(96,368)
Deferred income and mining tax liabilities	(14,317)	(21,108)
Net deferred income and mining tax liability - long-term	(16,112)	(13,004)
Net deferred income and mining tax liability – current	-	(8,104)
Net deferred income and mining tax asset - current	1,795	-

8. DEFERRED INCOME AND MINING TAX *(continued)*

The classification of deferred income and mining tax assets and liabilities is based on the related asset or liability creating the deferred tax. Valuation allowances have been provided on deferred tax assets arising out of assessed losses and unredeemed capital expenditure because it is more likely than not that these losses and unredeemed capital expenditures will not be utilized in the foreseeable future.

The valuation allowance was $7.0 million as of July 1, 2002. During the years ending June 30, 2003, 2004 and 2005, the valuation allowance increased by $75.2 million and $14.2 million and decreased by $65.9 million, respectively. These movements include foreign exchange differences. The decrease in fiscal 2005 is impacted by the elimination of the deferred tax asset and related valuation allowance of the discontinued operation.

As at June 30, 2005 and June 30, 2004 the Group had estimated tax losses carried forward consisting of:

	Tax losses		Unredeemed capital expenditure	
	2005	**2004**	**2005**	**2004**
	$'m	**$'m**	**$'m**	**$'m**
The Company	28.2	16.5	19.8	21.1
South African subsidiaries	67.7	210.8	16.6	41.0
Australasian subsidiaries	0.6	1.7	-	-
Total	96.5	229.0	36.4	62.1

The estimated tax losses of the Company and its subsidiaries have no expiry date. Should a subsidiary cease to trade, the estimated tax losses would be forfeited.

Unremitted earnings of foreign subsidiaries and foreign joint ventures

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or the joint venture because it is expected that such earnings will be permanently reinvested in these foreign entities.

The distribution of these undistributed earnings of $6.0 million at June 30, 2005, by DRD (Isle of Man), in Isle of Man, Porgera and the Tolukuma Section in Papua New Guinea, and other foreign entities would result in income and foreign withholding taxes of approximately $1.8 million.

9. LOSS FROM DISCONTINUED OPERATION

The results of Buffelsfontein Gold Mines Limited from July 1, 2002 to March 22, 2005 and the gain on disposal are reported as discontinued operation. The Group's consolidated statements of operations for the years ending June 30, 2004 and June 30, 2003 have been adjusted to reflect this presentation (refer to Note 4 for a more detailed discussion on the discontinued operation).

The operating results for the discontinued operation are as follows:

	Year ended June 30, 2005 $'000	Year ended June 30, 2004 $'000	Year ended June 30, 2003 $'000
Revenues	81,538	130,036	151,923
(Loss)/profit before tax	(62,464)	(20,804)	3,358
Income and mining tax expense	-	-	(25,935)
Loss after tax	(62,464)	(20,804)	(22,577)

The gain on disposal of the discontinued operation is as follows:

Cash proceeds received	-
Costs incurred on disposal	(7,265)
Net liabilities disposed of	17,751
Foreign currency translation gain realized	7,619
Gain on disposal of discontinued operation	18,105

The loss from discontinued operation is made up as follows:

Loss after tax	(62,464)	(20,804)	(22,577)
Gain on disposal of discontinued operation	18,105	-	-
Loss from discontinued operation, net of tax	(44,359)	(20,804)	(22,577)

10. RECEIVABLES

	June 30, 2005 $'000	June 30, 2004 $'000
Trade accounts receivable	5,156	7,583
Less: allowances for doubtful debts – trade accounts receivable	(932)	(93)
Interest receivable	2	899
Taxation receivable	1,254	4,952
Prepayments of insurance	1,823	2,435
Receivable from associates - management fees	579	321
Payroll paid in advance	138	3,417
Amounts owing by related parties (a)	-	5,024
Less: allowances for doubtful debts – related parties	-	(5,024)
Current receivables	8,020	19,514
Non-current receivables		
Amounts owing by related parties (b)	789	841
Less: allowances for doubtful debts – related parties	(789)	(841)
Total receivables	8,020	19,514
Disclosed as current receivables	7,441	19,193
Disclosed as current receivables owing by related parties	579	321
	8,020	19,514

	June 30, 2005 $'000	June 30, 2004 $'000	June 30, 2003 $'000
Reconciliation of allowances for doubtful debts - related parties			
Opening balance	5,865	4,220	3,040
(Credit)/charge to statement of operations	(5,067)	765	-
Foreign exchange	(9)	880	1,180
Closing balance	789	5,865	4,220

	June 30, 2005 $'000	June 30, 2004 $'000	June 30, 2003 $'000
Reconciliation of allowances for doubtful debts – trade accounts receivable			
Opening balance	93	353	122
Charge/(credit) to statement of operations	907	(298)	151
Foreign exchange	(68)	38	80
Closing balance	932	93	353

a) Amounts owing by related parties comprise amounts due from CAM for the option over the Sale Shares, which were fully provided for in fiscal 2004. In March 2005, the Company received a payment of R37.3 million ($6.6 million) as settlement of all claims.

b) Amounts owing by KBH arising from the sale of 60% of CGR (refer Note 4). These loans had been fully provided for in fiscal 2004.

11. INVENTORIES

	June 30, 2005 $'000	June 30, 2004 $'000
Gold-in-progress	4,174	3,258
Supplies	11,281	13,235
Ore stock pile	32,103	32,006
	47,558	48,499
Less: non-current inventories (Ore stock pile)	(32,103)	(32,006)
	15,455	16,493

12. MINING ASSETS

	June 30, 2005 $'000	June 30, 2004 $'000
Mining properties, mine development costs and mine plant facilities and equipment		
Cost	288,000	327,115
Opening balance	327,115	219,969
Impairment	(63,576)	(1,549)
Additions	24,863	26,917
Asset retirement obligation raised	-	2,538
Disposals	(2,178)	(3,480)
Acquired through business combinations	-	63,812
Disposed through liquidation of subsidiary	(309)	-
Foreign exchange	2,085	18,908
Accumulated depreciation and amortization	(165,830)	(170,172)
Opening balance	(170,172)	(136,712)
Impairment	23,461	176
Depreciation and amortization - continuing operations	(13,797)	(25,975)
Depreciation and amortization - discontinued operation	(971)	(4,160)
Disposed through liquidation of subsidiary	309	-
Foreign exchange	(4,660)	(3,501)
Net book value	122,170	156,943

Certain assets, with a net book value of $10.9 million, have been pledged as security for long-term borrowings. Refer to Note 20.

12. MINING ASSETS *(continued)*

Included in mining assets are deferred stripping costs as follows:

	June 30, 2005 $'000	June 30, 2004 $'000
Deferred stripping costs		
Cost	15,135	4,075
Opening balance	4,075	-
Additions	11,060	4,075
Accumulated depreciation and amortization	(2,658)	(548)
Opening balance	(548)	-
Depreciation and amortization	(2,110)	(548)
Net book value	12,477	3,527

13. NON-CURRENT ASSETS

	June 30, 2005 $'000	June 30, 2004 $'000
Listed investments (a)	101	78
Cape Tel Limited	1	2
Drillsearch Energy Limited	92	69
Startrack Communications Limited	8	7
Unlisted investments (b)	670	2,392
Rand Refinery Limited	562	1,888
The Employment Bureau of Africa	57	501
Other	51	3
Amounts contributed to environmental trust funds (c)	6,416	22,841
	7,187	25,311

(a) These investments are classified as available for sale, and are accounted for at fair value.

Unrealized gains and losses related to investments that are included in accumulated other comprehensive loss are summarized below:

	June 30, 2005 $'000	June 30, 2004 $'000
Gross unrealized holding gains	-	-
Gross unrealized holding losses	**-**	**-**

Realized gains of $0.5 million, $0.1 million and $0.2 million were recorded in fiscal 2005, fiscal 2004 and fiscal 2003 respectively.

(b) Unlisted investments comprise investments in various unlisted companies, the fair value of which is not directly available from market quotations. The directors of the Company perform valuations of the investments on an annual basis to ensure that an other than temporary decline in the value of the investments has not occurred.

(c) Amounts have been contributed to irrevocable trusts under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities and equity-limited unit trusts and may be used only for environmental rehabilitation purposes.

14. JOINT VENTURE

The unincorporated mining joint venture for which the statement of operations and balance sheet has been proportionately consolidated is as follows:

	June 30, 2005 percentage held	June 30, 2004 percentage held
Porgera Joint Venture	20%	20%

Together with Placer Dome Inc. and Mineral Resources Enga, DRD (Porgera) Limited is a participant in the Porgera Joint Venture. Each joint venture partner has an undivided holding in the mineral tenements forming part of the mine, and in a proportionate share of the mine's production and costs, through a joint venture agreement. Each joint venture partner is responsible for the sale of their proportionate share of production.

The summarized financial statements of DRD (Porgera) Limited reflect the revenue received for their 20% share of production at the mine, as well as administrative costs, including depreciation and amortization, and taxation incurred by DRD (Porgera) Limited, in addition to their proportionate share of the costs incurred by the joint venture. The Group acquired its 20% interest in the Porgera Joint Venture in Papua New Guinea on October 14, 2003.

Summarized financial statements of DRD (Porgera) Limited, including the joint venture which has been proportionately consolidated, are as follows (from date of acquisition):

	June 30, 2005 $'000	June 30, 2004 $'000
Statement of operations		
Revenues	82,793	60,445
Costs and expenses	(37,451)	(30,311)
Production costs	(36,209)	(31,650)
Movement in gold in process	1,182	1,499
Movement in rehabilitation provision, reclamation and closure costs	(2,424)	(160)
Other operating expenses		
Depreciation and amortization	(11,613)	(9,260)
Selling, administration and general charges	(4,350)	(2,243)
Net operating income	29,379	18,631
Interest and dividends	164	9
Interest expense	(1,044)	(1,103)
Profit before tax	28,499	17,537
Income and mining tax expense	(5,515)	(8,475)
Net profit	22,984	9,062
Balance sheet		
Current assets	20,687	17,498
Cash and cash equivalents	7,956	6,333
Receivables	1,546	1,768
Receivables owing by Group companies	2,126	1,897
Inventories	9,059	7,500
Mining assets	66,238	61,741
Other assets	32,103	32,006
Non-current inventories	32,103	32,006
Total assets	119,028	111,245
Current liabilities	(28,914)	(39,740)
Accounts payable and accrued liabilities	(12,461)	(7,528)
Payables owing to Group companies	(10,965)	(29,384)
Income and mining taxes payable	(5,488)	(2,828)
Non-current liabilities	(23,132)	(27,508)
Deferred income and mining tax	(14,308)	(21,108)
Provisions for environmental rehabilitation, reclamation and closure costs	(8,824)	(6,400)
Net assets	66,982	43,997

15. INVESTMENTS IN ASSOCIATES

The associates are:	Country of incorporation	June 30, 2005 percentage held	June 30, 2004 percentage held
Crown Gold Recoveries (Pty) Limited	South Africa	40.00%	40.00%
Emperor Mines Limited	Australia	45.33%	19.78%

	June 30, 2005 $'000	June 30, 2004 $'000
Opening carrying amount	10,015	12,806
Acquired during the year	25,191	-
Advances to associates	-	8,827
Net share of results in associates	(7,231)	(11,975)
Share of results before tax	(7,173)	(11,972)
Share of tax	(58)	(3)
Foreign exchange	747	357
Impairment of investment in associates	(13,280)	-
Closing carrying amount	15,442	10,015
The following has been recognized in the statement of operations:		
Equity in loss from associates	(7,231)	(3,148)
Losses applied to advances to associates	-	(8,827)
Impairment of investment in Emperor	(13,280)	-
	(20,511)	(11,975)

On July 30, 2004, the Company's shareholding in Emperor Mines Limited, or Emperor, increased from 19.78% to 45.33% (refer to Note 4). The Company has restated the prior year's financial statements as if the equity method had been utilized from December 2002, the date of the initial acquisition of the investment in Emperor (refer to Note 2). The amounts included for the years ended June 30, 2005 and June 30, 2004 represent 45.33%, from August 2004, and 19.78% of Emperor's losses or profits respectively, adjusted for the amortization of the excess purchase price. The amount included for the year ended June 30, 2003, represents 14.15%, from January 2003 to March 2003, and 19.81%, from April 2003 to June 2003, of Emperor's losses, adjusted for the amortization of the excess purchase price. As a result of losses incurred by Emperor, the investment in Emperor was impaired, by $13.3 million, to fair value during fiscal 2005. The fair value of Emperor was calculated using discounted future cash flows expected to be derived from the associate.

At June 30, 2005 and June 30, 2004, the proportionate share of the Company's investment in the net assets of Emperor, as well as the unamortized excess purchase price of Emperor, was as follows:

	June 30, 2005 $'000	June 30, 2004 $'000
Proportionate share of Emperor's net assets	13,517	4,922
Excess purchase price, net of accumulated amortization	1,925	5,093
Closing carrying amount	15,442	10,015
Market value of the Company's investment in Emperor (based on the quoted market price at June 30, 2005)	12,525	12,255

On July 1, 2002, the Company sold 60% of its wholly owned subsidiary company, Crown Gold Recoveries (Pty) Limited, or CGR, to Khumo Bathong Holdings (Pty) Limited in a transaction consistent with the Company's black economic empowerment strategy (refer Note 4). In fiscal 2002, the results of this company had been consolidated into the results of the Group. Effective July 1, 2002, the Company's remaining 40% interest has been treated as an investment in an associate and equity accounted. As at June 30, 2005 and 2004 the investment in CGR is carried at $nil.

16. GOODWILL

	June 30, 2005	June 30, 2004
	$'000	$'000
Opening balance	-	-
Goodwill on acquisition of Net-Gold Services Limited (refer Note 4)	-	1,095
Impairment of goodwill (refer Note 7)	-	(1,025)
Foreign exchange	-	(70)
Closing balance	-	-

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2005	June 30, 2004
	$'000	$'000
Trade accounts payable	22,130	34,506
Accrual for leave pay provisions	4,354	13,410
Payroll and other compensation payable	6,833	13,206
Other	-	31
	33,317	61,153

18. DERIVATIVE INSTRUMENTS

	June 30, 2005	June 30, 2004
	$'000	$'000
Gold for electricity contract (a)	-	(3,090)
Interest rate swap agreement (b)	(550)	(1,984)
	(550)	(5,074)
Disclosed under non-current liabilities	(550)	(4,765)
Disclosed under current liabilities	-	(309)
	(550)	(5,074)

(a) The gold for electricity contract was closed out on April 28, 2005, for $3.6 million. In fiscal 2004, the amount comprised the fair value of the gold for electricity contract entered into by the Company. Changes in fair value were recorded as profit/(loss) on derivative instruments in the statement of operations. The fair value represented the difference between the contract price that was agreed on the date of the transaction and the forward price on June 30, 2004, (refer to Note 24 for further details of quantities and the timing of settlement). The liability of $3.1 million reflected the fair value as at June 30, 2004, when the gold price was R2,451 per ounce against an average contract price of R2,256 per ounce. The gold price adjustment was based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price, which was the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of the London PM fix for each business day in the calculation period. During fiscals 2005, 2004 and 2003, the realized and unrealized (loss)/gain included in profit/(loss) on derivative instruments for this instrument amounted to losses of $0.4 million (realized) and $1.4 million (unrealized), and a gain of $43.8 million (unrealized), respectively.

b) This amount reflects the fair value of the interest rate swap agreement that was entered into to manage the interest rate and currency risk on the bi-annual interest payments of the convertible notes which were issued in fiscal 2003. The interest rate swap has not been accounted for as a hedge. Changes in fair value have been recorded as profit/(loss) on derivative instruments in the statement of operations. The fair value represents the difference between the fixed coupon rate of 6% per annum and the forward Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 200 interest basis points together with the spot and forward US$ exchange rate with reference to the coupon amount payable bi-annually. At June 30, 2005, the six month JIBAR rate was 6.929%. During fiscals 2005, 2004 and 2003, the realized gain/(loss) included in (loss)/profit on the interest rate swap amounted to a gain of $0.2 million, a loss of $1.4 million and a loss of $1.5 million, respectively. During fiscals 2005, 2004 and 2003, the unrealized gain/(loss) included in (loss)/profit on the interest rate swap amounted to $nil, a loss of $0.3 million and $nil, respectively.

19. PROVISION FOR ENVIRONMENTAL REHABILITATION, RECLAMATION AND CLOSURE COSTS

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total future costs for the mines, in current monetary terms, will be $25.8 million at June 30, 2005 (2004: $39.2 million). The estimates are prepared on an annual basis by the Group's Environmental Manager in accordance with the Company's rehabilitation plans. The relevant rehabilitation plan is submitted to local authorities for approval and the provision is adjusted accordingly to reflect changes therein.

Amounts have been contributed to irrevocable trusts (refer Note 13) under the Group's control. The monies in the trusts are invested primarily in interest bearing debt securities and may be used only for environmental rehabilitation purposes. The Group intends to finance the ultimate rehabilitation costs from the money invested with the trust funds, as well as, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.

	June 30, 2005	June 30, 2004
	$'000	$'000
Provision for asset retirement obligations		
Opening balance	24,929	16,951
Foreign exchange	(224)	3,466
Disposed of through liquidation of subsidiary	(14,614)	-
Asset retirement obligation arising during period	-	2,538
Accretion - continuing operations	(1,002)	791
Accretion - discontinued operation	1,023	1,183
Closing balance	10,112	24,929
Provision for environmental rehabilitation costs		
Opening balance	14,178	7,676
Foreign exchange	(136)	1,339
(Disposed of through liquidation)/assumed in purchase of subsidiary and joint venture	(5,297)	3,682
Accretion - continuing operations	3,739	458
Accretion - discontinued operation	-	1,023
Closing balance	12,484	14,178
Provision for environmental rehabilitation	**22,596**	**39,107**

The provision for asset retirement obligations relates to expected costs associated with the demolition of gold plants, shaft headgear and shaft infrastructure.

The provision for environmental rehabilitation costs relates to the expected costs associated with the revegetation of tailings dams, revegetation of rock dumps and the rehabilitation of open cast areas.

Included in the net book value of the mining asset balance are asset retirement costs, relating to the following mines:

	June 30, 2005	June 30, 2004
	$'000	$'000
Blyvoor	269	318
North West	-	389
Porgera	5,040	5,498
Tolukuma	-	21
	5,309	6,226

20. LONG-TERM LOANS

	June 30, 2005	June 30, 2004
	$'000	$'000
These comprise loans from:		
Secured		
Industrial Development Corporation, or IDC (a)	4,025	5,281
Investec Bank (Mauritius) Limited (b)	10,020	-
Unsecured		
Senior Convertible Notes (c)	64,947	61,134
Investec Bank Limited (d)	-	2,765
	78,992	69,180
Less: Payable within one year shown under current liabilities	(9,678)	(9,315)
Total long-term liabilities	69,314	59,865

The terms and conditions, including interest rates, attaching to the above loans are given in the narrative below:

(a) On July 18, 2002, Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, entered into a loan agreement with the Industrial Development Corporation, or IDC, for R65.0 million ($10.4 million) specifically for financing capital expenditures incurred by Blyvoor in completing the Blyvoor expansion project. The loan bears interest at 1% below the prime rate of First National Bank of Southern Africa Limited on overdraft. As of June 30, 2005, the interest rate on this loan stood at 9.5% per annum and $4.0 million had been drawn down. The loan is repayable in 48 monthly installments starting from August 2002. Repayments were suspended in January 2005 until January 2006, with the final payment due in July 2007.

The loan is secured over the Blyvoor metallurgical plant, with a net book value of $10.9 million at June 30, 2005. The loan agreement prohibits the Company from disposing of or further encumbering the assets covered by the special notarial bond and places restrictions over its ability to change the business of Blyvoor.

(b) On October 14, 2004, DRD (Isle of Man) entered into a facility of $15.0 million with Investec Bank (Mauritius) Limited, or Investec (Mauritius), of which $10.0 million has been drawn down. The facility may be used to finance future acquisitions or rights offers by companies in which the Company wishes to acquire shares, or with prior written consent of Investec (Mauritius), it may be used for any other purpose. The facility bears interest at the three-month London Inter-bank Offered Rate, or LIBOR, plus 300 basis points. Funds advanced and interest on this facility must be repaid in cash in equal installments every three months from the date of the relevant advance so that the amount of the advance is paid in full to Investec (Mauritius) on or before November 12, 2007.

The facility is secured by DRD (Isle of Man)'s shares in Emperor Mines Limited, DRD (Porgera) Limited and Tolukuma Gold Mines Limited. The loan agreement prohibits the Company from disposing of or further encumbering the secured assets. The facility restricts the flow of payments from DRD (Isle of Man) to the Company through requiring that all net operating cash or cash distributions received by DRD (Isle of Man) in respect of the secured assets must be used to first service the Company's interest and principal payment obligations under the facility by requiring that the Company hold, in a debt servicing account, sufficient cash to cover its quarterly principal payments. Any funds in excess of these repayment requirements may be transferred to the Company. Investec (Mauritius) has the option to require DRD (Isle of Man) to pay 50% of any payments, which are a distribution, by or on behalf of DRD (Isle of Man) to or for the account of the Company as a prepayment of the facility.

20. LONG-TERM LOANS *(continued)*

(c) On November 12, 2002, the Company issued $66,000,000 of 6% Senior Convertible Notes due 2006, in a private placement. The interest payments of 6% per annum are payable semi-annually on May 12 and November 12 of each year. The Company issued the notes at a purchase price of 100% of the principal amount thereof. If not converted, or previously redeemed, the notes will be repaid at 102.5% of their principal amount plus accrued interest on the fifth business day following their maturity date in November 2006.

The notes are convertible at any time at the option of the holder into the Company's ordinary shares, or American Depositary Shares, or ADSs, at a conversion price of $3.75 per share or ADS, subject to adjustment in certain events if the cumulative adjustments amount to 1% or more of the conversion rate.

The Company may redeem the notes, in whole or in part, at any time after November 12, 2005, at a redemption price equal to 100% of the principal amount of the notes to the redeemed, plus accrued original issue discount, plus accrued and unpaid interest, if any, to but excluding, the date of redemption on giving not less than 30 nor more than 60 days notice if (1) the closing price of its ADSs on the Nasdaq SmallCap Market or substitute national securities exchange has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the shelf registration statement covering the resale of the notes and the ordinary shares and ordinary shares underlying the ADSs issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for 30 days following the provisional redemption date, unless registration in no longer required.

If there is a change in control of the Company, holders of the notes have the right to require it to repurchase their notes, at 102.5% of the principal amount of the notes.

In connection with the offering of the notes, the Company entered into a registration rights agreement with the initial purchaser of the notes. This agreement obligated the Company to file with the SEC a shelf registration statement with respect to the offer and sale of the notes and the ordinary shares or the ordinary shares underlying the ADSs issuable upon conversion of the notes. On September 30, 2003, the SEC declared effective the Company's registration statement of Form F-3 pertaining to the notes. To date, no notes have been converted.

In connection with the delay in the registration of the notes, the Company incurred liquidated damages payable to the note holders in the amount of $1.2 million, which have been included in interest expense in the statement of operations for fiscal 2003.

The notes are presented in the consolidated balance sheet as follows:

	June 30, 2005 $'000	June 30, 2004 $'000
Opening balance	61,134	61,422
Liability portion	49,732	47,750
Derivative portion (1)	11,402	13,672
Amortization of capitalized issuance costs (2)	1,597	897
Interest accrued (3)	9,869	5,932
Interest payment	(3,960)	(3,960)
Change in fair value of derivative portion (1)	(3,816)	(2,270)
Foreign exchange	123	(887)
Closing balance	64,947	61,134
Liability portion	57,361	49,732
Derivative portion (1)	7,586	11,402

(1) The conversion option embedded in the Senior Convertible Notes is accounted for as an embedded derivative instrument under SFAS No. 133. The option does not qualify for hedge accounting. The embedded derivative instrument is carried at fair value, such fair value being determined on the residual cash flow method, with changes in fair value included in the statement of operations in the period in which the change occurs and classified as loss/(profit) on derivative instruments.

20. LONG-TERM LOANS *(continued)*

(2) The issuance costs relating to the convertible loan note have been capitalized, and are being amortized over the life of the instrument.

(3) Interest on the notes is calculated on the effective yield basis, at an effective rate of 16.08% per annum.

Included in unrealized foreign exchange gains/(losses) is a loss of $4.4 million, and a gain of $10.6 million and $11.2 million, in fiscals 2005, 2004 and 2003, respectively, relating to foreign exchange movements on the convertible note.

(d) On June 24, 2004, Investec Bank Limited, or Investec, granted the Company a R100.0 million (June 30, 2004: $15.9 million) loan facility. The facility bore interest at the three-month Johannesburg Inter-bank Acceptance Rate, or JIBAR, plus 300 basis points. As at June 30, 2004, the interest rate was 10.95%. The Company could elect to repay the facility in cash or by the issue of its ordinary shares, valued at the market price of the shares on the date of settlement. The balance owing at June 30, 2004, including additional amounts drawn down in fiscal 2005 totaling $13.1 million, were settled on September 30, 2004, through the issue of 7,850,657 of the Company's ordinary shares.

Long-term loans are scheduled for repayment in the 12 months to:

	$'000
30 June 2006	9,678
30 June 2007	67,920
30 June 2008	1,394
30 June 2009 onwards	-
	78,992

	June 30, 2005	June 30, 2004
Currencies in which long-term loans are denominated are as follows:	$'000	$'000
United States Dollars	74,967	61,134
South African Rands	4,025	8,046
	78,992	69,180

The Group has undrawn committed borrowing facilities of $nil (June 30, 2004: $2.9 million) from the Industrial Development Corporation and bank overdraft facilities of $1.4 million (June 30, 2004: $1.8 million) of which $1.4 million (June 30, 2004: $1.8 million) had been utilized at year-end. On October 14, 2004, the Company agreed a third $15.0 million loan facility with Investec Bank (Mauritius) Limited. As at June 30, 2005, $10.0 million had been drawn down and $5.0 million was available under this facility. On December 10, 2004, the Company agreed a fourth $15.0 million loan facility with Investec. As at June 30, 2005, $9.0 million had been drawn and subsequently repaid through the issue of 8,060,647 of the Company's shares and $6.0 million was still available under this facility.

21. STOCKHOLDERS EQUITY

Ordinary shares:

June 30, 2005

During the year ended June 30, 2005, the Company issued 56,230,705 no par value shares at market value to certain institutional investors, in exchange for gross cash proceeds of $65.9 million. In addition, 6,612,676 no par value shares, with a value of $16.6 million, were issued in exchange for the 29,097,269 Emperor Mines Limited shares (refer Note 4).

June 30, 2004

During the year ended June 30, 2004, the Company issued 41,463,639 no par value shares at market value to certain institutional investors, in exchange for gross cash proceeds of $107.4 million. In addition, 6,643,902 no par value shares, with a value of $16.7 million, were issued to Oil Search Limited in final settlement of the Porgera Joint Venture acquisition price (refer Note 4).

June 30, 2003

During the year ended June 30, 2003, the Company issued 4,794,889 shares at market value to Khumo Bathong Holdings (Pty) Limited in exchange for gross cash proceeds of $6.8 million.

Cumulative preference shares:

The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploration or the disposal of the Argonaut mineral rights acquired from Randgold & Exploration Company Limited in September 1997. During fiscal 2005, the Argonaut mineral rights reverted to the South African Government after no application for conversion was lodged within the stipulated period of one year, under the provisions of the MPRD Act. The Company has lodged an application for a prospecting right in respect of the Argonaut area, which is pending at the Department of Minerals and Energy.

Durban Deep "C" options:

The Company has authorized but not issued 10,000,000 Durban Deep "C" options on ordinary shares at an exercise price of R15 per ordinary share which are exercisable at any time during the period from the date on which the option is issued to a date not later than five years from the date of issue. These options are to be used as consideration for acquisitions by the Company.

22. (LOSS)/PROFIT PER SHARE

(Loss)/profit per share is calculated based on the (loss)/profit divided by the weighted average number of shares in issue during the year. Fully diluted (loss)/profit per share is based upon the inclusion of potential common shares with a dilutive effect on (loss)/profit per share.

	For the year ended June 30, 2005		
	Loss $000 (Numerator)	Shares (Denominator)	Per-share amount $ cents
Basic and fully diluted loss per share			
Shares outstanding July, 1, 2004		233,307,667	
Weighted average number of shares issued - 2005		24,388,129	
Net loss from continuing operations applicable to common stockholders	(37,430)	257,695,796	(15)
Loss from discontinued operation	(44,359)		(17)
Net loss applicable to common stockholders	(81,789)		(32)
Anti-dilutive shares (shares underlying Senior Convertible Notes)	-	17,600,000	
Anti-dilutive shares (shares underlying staff options allocated)		-	

There is no dilution in loss per share for the fiscal year ended June 30, 2005, as the effect of dilutive securities in issue would have been anti-dilutive as the Company recorded a loss for the year.

(Loss)/profit per share is calculated based on the (loss)/profit divided by the weighted average number of shares in issue during the year. Fully diluted (loss)/profit per share is based upon the inclusion of potential common shares with a dilutive effect on (loss)/profit per share.

	For the year ended June 30, 2004		
	Loss $000 (Numerator)	Shares (Denominator)	Per-share amount $ cents
Basic and fully diluted loss per share			
Shares outstanding July, 1, 2003		184,222,073	
Weighted average number of shares issued - 2004		32,287,770	
Net loss from continuing operations applicable to common stockholders	(38,094)	216,509,843	(17)
Loss from discontinued operation	(20,804)		(10)
Net loss applicable to common stockholders	(58,898)		(27)
Anti-dilutive shares (shares underlying Senior Convertible Notes)	-	17,600,000	
Anti-dilutive shares (shares underlying staff options allocated)		621,713	

There is no dilution in loss per share for the fiscal year ended June 30, 2004, as the effect of dilutive securities in issue would have been anti-dilutive as the Company recorded a loss for the year.

22. (LOSS)/PROFIT PER SHARE (*continued*)

	For the year ended June 30, 2003		
	Profit $000 (Numerator)	Shares (Denominator)	Per-share amount $ cents
Basic profit per share			
Shares outstanding July, 1, 2002		177,173,485	
Weighted average number of shares issued - 2003		6,127,180	
Net profit from continuing operations before cumulative effect of accounting change	36,709	183,300,665	20
Cumulative effect of accounting change	(173)		-
Loss from discontinued operation	(22,577)		(12)
Net profit applicable to common stockholders	13,959		8
Fully diluted profit per share			
Weighted average number of shares as per basic profit per share		183,300,665	
Weighted average dilutive number of shares underlying Senior Convertible Notes	(2,598)	11,090,411	
Weighted average dilutive number of shares underlying staff options allocated		2,943,230	
Diluted net profit from continuing operations applicable to common stockholders	11,361	197,334,306	6
Cumulative effect of accounting change	173		-
Loss from discontinued operation	22,577		12
Diluted net profit from continuing operations before cumulative effect of accounting change	34,111		18

23. EMPLOYEE BENEFIT PLANS

Pension and provident funds

In South Africa, the Group participates in a number of multi-employer industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956. The provident funds are funded on the "money accumulative basis" with the members' and Group's contributions having been fixed in the constitutions of the funds. In Papua New Guinea retirement fund contributions are regulated by the Superannuation Act. According to the Act, the Group has to contribute 7% of the employee's earnings to a local superfund (NASFUND), whilst the employee contributes 5% of their gross salaries and wages. Payments are made to the fund on a monthly basis.

The majority of the Group's employees are covered by either of the above-mentioned funds. Fund contributions by the Group for the year ended June 30, 2005 amounted to $7.4 million (2004: $8.7 million; 2003: $6.4 million).

Post-retirement benefits other than pensions

Prior to the Company's acquisition of Blyvooruitzicht Gold Mining Company Limited, or Blyvoor, skilled workers (clerical workers and mine management) at that operation participated in multi-employer health plans, which paid certain medical costs. Employer contributions were determined on an annual basis by these health funds. Qualifying dependants received the same benefits as active employees. Blyvoor voluntarily accepted liability for post-retirement medical benefits of employees who were members of these multi-employer health plans prior to the acquisition. The fixed amount, which was determined based on negotiations between Blyvoor and the various medical schemes, was settled during fiscal 2004.

Currently, no post-retirement benefits other than pensions are available to workers.

Long-service awards

The Group participates in the Chamber of Mines of South Africa Long-Service Awards Scheme, or the Scheme. The Scheme does not confer on any employee or other persons any right of payment of any award. In terms of the Scheme, bonus payments may be made to certain employees, usually semi-skilled, upon reaching the age of 55, who have completed 15 years of continuous service in South African gold mining companies which are members of the Chamber of Mines of South Africa and the Employment Bureau of Africa, provided such service is not pensionable service. The Scheme lays down the rules under which an employee may be eligible for the award. The award is paid by the company for which the employee works upon becoming eligible for the award and electing to receive payment. All awards must be confirmed by the Chamber of Mines of South Africa before payment. The amount of the award is based on both the employee's skill level and years of service with qualified gold mining companies.

The accumulated benefit obligation at June 30, 2005, is not significant. During fiscal 2005, the Company expensed $0.3 million (2004: $0.2 million; 2003: $0.1 million) relating to the long-service awards.

23. EMPLOYEE BENEFIT PLANS *(continued)*

Share option plan

The Company has an Employee Share Option Scheme, or ESOS, under which all employees may be granted options to purchase shares in the Company's authorized, but unissued ordinary shares. Unissued shares that have been reserved for the ESOS may not exceed 15% of the number of issued ordinary and preferred ordinary shares.

The number of issued and exercisable share options is approximately 4.4% of the issued ordinary share capital. The participants in the ESOS are fully taxed on any gains realized on the exercise of their options.

On October 24, 1997, the terms of the ESOS were amended. The amended terms applied to options outstanding at the date of the amendment and options to be issued thereafter. The exercise price of options is the lowest seven day trailing average of the closing market prices of an ordinary share on the JSE Limited (South Africa), or JSE, as confirmed by the Company's directors, during the three months proceeding the day on which the employee is granted the option. Prior to the amendment, the exercise price was the closing JSE market price on the day preceding the grant date of the option. The vesting period for options is determined by the directors.

All options expire ten years after grant date.

During the fiscal years 1998 to 2005, the Company issued options, one quarter of which were exercisable six months after grant date, a further quarter of which are exercisable twelve months after grant date and a further quarter of which are exercisable annually thereafter. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable	
	Number of Shares	Average price per share (in Rand)	Number of Shares	Average price per share (in Rand)
Balance at July 1, 2002	5,600,364	10.30	199,000	9.54
Granted	3,113,500	23.04		
Exercised	(2,055,944)	8.26		
Forfeited/lapsed	(1,012,863)	11.85		
Balance at June 30, 2003	5,645,057	17.62	931,205	19.43
Granted	3,452,117	18.37		
Exercised	(940,269)	8.56		
Forfeited/lapsed	(388,167)	17.98		
Balance at June 30, 2004	7,768,738	19.03	2,964,354	18.67
Granted	5,794,784	7.21		
Exercised	(66,000)	6.50		
Forfeited/lapsed	(1,003,611)	15.10		
Balance at June 30, 2005	12,493,911	13.96	5,949,499	17.68

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in South African Rand. As of June 30, 2005, the average price per share for outstanding options is $2.09 and average price per share for exercisable options is $2.64.

23. EMPLOYEE BENEFIT PLANS *(continued)*

For the purposes of the pro-forma disclosures in terms of SFAS No. 123, the weighted average grant date fair value of the above options granted in fiscal 2005 at exercise prices which exceeded the market price of the stock on grant date was R0.83 (2004: R3.31; 2003: Rnil). The weighted average grant date fair value of the above options granted in fiscal 2005 at exercise prices, which were less than the market price of the stock on grant date, was R2.33 (2004: R4.37; 2003: R8.07).

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:

	June 30, 2005	June 30, 2004	June 30, 2003
Expected life (in years)	3	3	3
Risk free interest rate	7.98%	9.24%	10.74%
Volatility	35%	31%	47%
Dividend yield	0%	0%	0%

During fiscal 1998, the Company also issued certain options which were exercisable immediately, but which vested over a period of twelve months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable	
	Number of Shares	Average price per share (in Rand)	Number of Shares	Average price per share (in Rand)
Balance at July 1, 2002	3,000	7.00	3,000	7.00
Forfeited/lapsed	(3,000)	7.00		
Balance at June 30, 2003	-	-	-	-

For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 1998 was R2.67. These options had an exercise price equal to the market price of the stock on grant date.

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following assumptions:

	1998
Expected life (in years)	1
Risk free interest rate	15.25%
Volatility	85%
Dividend yield	0%

23. EMPLOYEE BENEFIT PLANS *(continued)*

During fiscal 2002, the Company issued certain options, 25% which were exercisable immediately and the remaining 75% in equal tranches after 6, 12, 24 and 36 months. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable	
	Number of Shares	**Average price per share (in Rand)**	**Number of Shares**	**Average price per share (in Rand)**
Balance at July 1, 2002	937,500	15.81	187,500	15.81
Exercised	(227,125)	15.81		
Forfeited/lapsed	(78,750)	15.81		
Balance at June 30, 2003	631,625	15.81	305,375	15.81
Exercised	(43,750)	15.81		
Forfeited/lapsed	(11,250)	15.81		
Balance at June 30, 2004	576,625	15.81	419,125	15.81
Exercised	-	15.81		
Forfeited/lapsed	(18,750)	15.81		
Balance at June 30, 2005	557,875	15.81	557,875	15.81

Average price per share is disclosed in South African Rand as the options are on ordinary shares and the option price is stated in South African Rand. As of June 30, 2005, the average price per share for outstanding options is $2.37 and average price per share for exercisable options is $2.37.

For the purposes of the pro-forma disclosures in terms of SFAS No. 123, the weighted average grant date fair value of the above options granted in 2002 at exercise prices, all of which were less than the market price of the stock on grant date, was R19.08.

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:

	2002
Expected life (in years)	3
Risk free interest rate	12.58%
Volatility	49.7%
Dividend yield	0%

23. EMPLOYEE BENEFIT PLANS *(continued)*

During fiscal 2002, the Company issued certain options, which were exercisable immediately. Share options activity in respect of these options was as follows:

	Outstanding		Exercisable	
	Number of Shares	**Average price per share (in Rand)**	**Number of Shares**	**Average price per share (in Rand)**
Balance at July 1, 2002	9,292	8.37	9,292	8.37
Exercised	(9,292)	8.37		
Balance at June 30, 2003	-	-	-	-

For the purposes of the pro-forma disclosures in terms of SFAS 123, the weighted average grant date fair value of the above options granted in 2002 at exercise prices, all of which were less than the market price of the stock on grant date, was R6.20.

The grant date fair value of these options was determined using a Black-Scholes pricing option model, applying the following weighted average assumptions:

	2002
Expected life (in years)	0
Risk free interest rate	12.79%
Volatility	23.4%
Dividend yield	0%

The following tables summarize information relating to all employee stock options outstanding as June 30, 2005:

	Outstanding			Exercisable	
	Number of Shares	**Weighted average contractual life (in years)**	**Weighted average exercise price (in Rand)**	**Number of Shares**	**Weighted average exercise price (in Rand)**
Range of exercise prices (R)					
R4.52 to R6.78	3,765,624	9.57	5.24	402,587	5.70
R6.79 to R10.18	333,375	5.89	7.41	333,375	7.41
R10.19 to R15.28	1,838,300	9.30	10.93	600,650	10.93
R15.29 to R22.93	6,141,487	7.90	18.29	4,407,362	18.20
R22.94 to R34.41	933,000	7.32	29.09	723,400	29.09
R34.42 to R36.08	40,000	7.00	36.08	40,000	36.06
	13,051,786	8.48	14.04	6,507,374	17.52

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits. The Group attempts to minimize its credit risk by placing cash and cash equivalents with major banks and financial institutions located in South Africa, Australia and Papua New Guinea, after evaluating the credit ratings of the respective financial institutions. The Group believes that no concentration of credit risk exists in respect of cash and cash equivalents.

Derivative instruments

In the normal course of its operations, the Group is exposed to market risks, including commodity price, foreign currency, interest, liquidity and credit risks. The Company entered into transactions, which make use of derivative instruments, to economically hedge certain exposures. These instruments include interest rate swaps and gold lease rate swaps. The decision to use these types of transactions is based on the Company's hedging policy, which precludes the forward selling of gold. Although most of these instruments are used as economic hedges, none of them qualify for hedge accounting and, consequently, are marked-to-market through the statement of operations in accordance SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* The Group does not hold or issue derivative financial instruments for speculative purposes.

Eskom gold for electricity contract

In October 2000, the Company entered into a contract to buy electricity from Eskom. Under the terms of the Company's agreement, the Company pays Eskom the standard electricity tariff for all energy it consumes, including the 75 GWh per month specified in the contract. This contract was to expire in September 2005. In addition, every 12 month-period starting in October the Company adjusts the amounts paid in that period in accordance with an established formula based on the gold price.

The gold price adjustment is based on the notional amount of 15,000 ounces of gold multiplied by the difference between the contracted gold price, which is the price that was agreed on the date of the transaction for a determined period, and the arithmetic average of London PM fix for each business day in the calculation period.

The Company concluded that (1) the contract in its entirety does not meet the definition of a derivative instrument and therefore it does not have to be carried on the balance sheet at fair value; (2) the embedded gold for electricity forward contract possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (3) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. Accordingly, the embedded derivative was separated from the host contract and carried at fair value.

As discussed in Note 18, the contract was closed out on April 28, 2005, at a cost of $3.6 million. The fair value of the gold for electricity contract was a liability of $3.1 million as at June 30, 2004. The fair value reflected the difference between the price that was agreed on the date of the transaction and the forward price on June 30, 2004. Therefore, the liability of $3.1 million reflected the loss as at June 30, 2004, when the gold price was R2,451 per ounce against an average contract price of R2,256 per ounce.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

Put options bought

Put options bought refer to the right, but not the obligation to sell a predetermined amount of gold at a predetermined price on a predetermined date. During fiscal 2003, the remaining put options were closed out. This resulted in a realized gain of $7.1 million. Included in profit/(loss) on derivative instruments is $nil for fiscal 2004, and a profit of $9.5 million for fiscal 2003, relating to this instrument.

Other positions

The Company had entered into a gold rate lease swap and call option transactions which had been accounted for in the financial statements on a mark-to-market basis in prior fiscal years, and which matured or were closed out in fiscal 2004.

During fiscal 2004, a gold lease rate swap for 109,875 ounces, at a rate of 0.20% matured. A gold lease rate swap is a contract whereby the Company and a counterparty select a notional amount of gold, and thereafter over the life of the contract one party pays a fixed lease rate based on that amount of gold and the other party pays a floating lease rate based on the same amount of gold. The Company had exposure to increases in the three-month lease rate up to June 2004. The volume the swap was based on decreases every quarter until it reached zero (by June 2004). Every quarter the Company received a fixed cash flow equal to 0.2% per annum of the volume and $280/oz, and paid the three-month floating lease rate converted at the then market spot rate.

During fiscal 2003, the Company bought call options as a risk management tool to protect the maximum exposure on the gold for electricity contract. Options covering a total of 272,110 ounces were purchased for $14.9 million. These contracts expire by September 2005. During fiscal 2004, the Company took advantage of the lower rand gold price and closed out 265,000 ounces of the Eskom gold for electricity contract in line with its policy of not hedging gold production. Accordingly the exposure for which the call options were bought as a risk management tool had been significantly reduced and the remaining call options were closed out during fiscal 2004, recording a gain of $0.1 million.

Included in profit/(loss) on derivative instruments is $nil for fiscal 2005, a loss of $3.2 million for fiscal 2004 and a profit of $40.9 million for fiscal 2003, relating to these instruments.

Concentration of credit risk

The Company believes that its financial instruments do not represent a concentration of credit risk, because the Group deals with a variety of major banks and financial institutions located in South Africa, Australia and Papua New Guinea, after evaluating the credit ratings of the representative financial institutions. Furthermore, its debtors and loans are regularly monitored and assessed for recoverability. Where it is appropriate to raise a provision, an adequate level of provision is maintained.

In addition, the Group's South African operations all deliver their gold to Rand Refinery Limited, or Rand Refinery, which refines the gold to saleable purity levels and then sells the gold, on behalf of the Group, on the bullion market. The gold is sold by Rand Refinery on the same day as it is delivered and settlement is made within two days. Once the gold has been delivered to Rand Refinery, the risks and rewards of ownership have passed.

The Tolukuma mining operation delivers its gold to one customer, N M Rothschild (Australia) and receives proceeds within two days. The concentration of credit risk in Australia is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

The Porgera mining operation delivers its gold to AGR Matthey (Papua New Guinea) who refines the gold and then delivers it to the Bank of Western Australia Limited at a price negotiated by the Company. The concentration of credit risk in Papua New Guinea is mitigated by the reputable nature of the customer and the settlement of the proceeds within two days.

Foreign currency risk

The Group's functional currency for the South African operations is the South African Rand and for the Papua New Guinea operations it is the Papua New Guinea Kina. Although gold is sold in US Dollars, the Company is obliged to convert these into Rands for its South African operations in terms of South African Reserve Bank, or SARB, regulations. The Company is thus exposed to fluctuations in the Dollar / South African Rand exchange rate. The Company conducts its operations in South Africa and Papua New Guinea. Currently, foreign exchange fluctuations affect the cash flow that it will realize from its operations as gold is sold in US Dollars while production costs are incurred primarily in Rands and Kina.

The Company's results are positively affected when the Dollar strengthens against these foreign currencies and adversely affected when the Dollar weakens against the foreign currencies. The Company's cash and cash equivalent balances are held in US Dollars, Rands and Australian Dollars; holdings denominated in other currencies are relatively insignificant. Certain of the Company's financial liabilities are denominated in a currency other than the Rand (refer Note 20). The Company is thus exposed to fluctuations in the Rand with the relevant currency. The Company has not entered into any foreign exchange hedging contracts to attempt to mitigate its foreign currency risk.

Interest rate and liquidity risk

Fluctuations in interest rates impact the value of short-term cash investments and financing activities, giving rise to interest rate risks.

Interest rate swap agreement

An interest rate swap agreement was entered into in November 2002 to manage the exposure to changes in interest rates with regard to the interest payable on the Senior Convertible Notes (refer Note 20). The fixed interest rate (in US Dollars) was swapped for a floating South African interest rate, calculated at the Johannesburg Inter Bank Acceptance Rate, or JIBAR, plus 200 basis points per annum. An amount of 60% of the coupon rate is subject to this swap agreement, based on the requirements of the SARB, as this represents the amount of the funds raised in South Africa. The maturity date of this agreement is November 2006. The Company believes that the counterparty to this agreement, being The Standard Bank of South Africa Limited, is a financially sound institution and the credit risk for non-performance is not significant.

As discussed in Note 18, the fair value of the interest rate swap agreement was a liability of $0.6 million as at June 30, 2005.

Labor risk

Approximately 70% of the labor force, at our South African Operations, are members of labor unions. The majority of the union members are blue-collar employees. The unions negotiate two year wage agreements which are binding on employees in the respective bargaining units, the largest of which consists of occupational groupings of mainly blue collar workers in the organization. The new wage agreement for Blyvoor is valid from July 1, 2005 to June 30, 2007. As at October 31, 2005, wage agreements were still being negotiated at Crown and ERPM. The levels of unionization for operations outside South Africa vary. It is mostly contained amongst blue-collar workers and membership is below 50%.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following table represents the carrying amounts and fair values of the Group's financial instruments outstanding:

	June 30, 2005	June 30, 2005	June 30, 2004	June 30, 2004
	$'000	$'000	$'000	$'000
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and cash equivalents	36,085	36,085	22,453	22,453
Receivables	8,020	8,020	19,514	19,514
Listed investments	101	101	78	78
Unlisted investments	670	670	2,392	2,392
Investment in environmental trusts	6,416	6,416	22,841	22,841
Financial liabilities				
Bank overdraft	1,370	1,370	1,828	1,828
Accounts payable and accrued liabilities	33,317	33,317	61,153	61,153
Derivative instruments	550	550	5,074	5,074
Long-term loans				
- long-term portion	69,314	63,819	59,865	53,512
- short-term portion	9,678	9,678	9,315	9,315

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities and short-term loans approximates their fair values due to the short-term maturities of these assets and liabilities.

The fair value of listed investments has been determined by reference to the market value of the underlying investments. The investment in the environmental trusts is invested primarily in interest bearing securities and equity-limited unit trusts, the carrying value of which approximates their fair value.

The fair value of the fixed interest rate long-term debt instruments is subject to changes in market interest rates. The fair values are calculated based on a credit adjusted US Treasury rate, with comparable terms of maturity.

25. COMMITMENTS AND CONTINGENT LIABILITIES

	June 30, 2005	June 30, 2004
	$'000	$'000
Capital expenditure commitments:		
Contracted but not provided for in the financial statements	274	1,671
Authorized by the directors but not contracted for	3,393	12,167
	3,667	13,838

Litigation
The Group is subject to litigation in the normal course of business. The Group believes that any adverse outcome from litigation would not have a material effect on its financial position or results of operations.

25. COMMITMENTS AND CONTINGENT LIABILITIES *(continued)*

Securities class action

On June 13, 2005, a securities class action was filed in the United States District Court for the Southern District of New York against the Company and two of its officers. Since then, four nearly identical securities class action complaints have been filed against the Company and the same officers. The cases have been consolidated in the Southern District of New York. The Company expects that a consolidated amended complaint will be filed on behalf of a group of lead plaintiffs selected by the Court to represent the putative class of plaintiffs alleged in the complaints. The Company anticipates that a response to such a complaint will be required some time in early 2006. To date, neither the Company nor the individual defendants have been formally served with any complaint regarding these matters.

The actions are allegedly filed on behalf of purchasers of the Company's shares during two purported class periods spanning from October 23, 2003 to February 25, 2005. The complaints allege generally that the Company and the individual defendants made false and misleading public statements regarding, among other things:

- the Company's restructuring of its North West Operations in South Africa;
- the Company's ability to reduce the negative impact of the increasing value of the South African Rand; and
- the strength of the Company's balance sheet.

Based on the Company's review of the complaints, management believes the lawsuits are without merit and intends to vigorously defend the Company and its officers named in the complaints. The Company is not currently in a position to estimate the extent of any losses that may result from the securities class action.

Tax on earnings of Company officers

The South African Revenue Services, or SARS, conducted a payroll audit on the Company's payroll during 2002. At the time the Company, acting on professional advice, did not deduct tax from some of the earnings of certain of its officers, who were provisional tax payers. SARS took the view that the Company was in fact obliged to have made these deductions and called for a full disclosure of all payments for the tax years 1999, 2000, 2001, 2002 and 2003 in respect of the earnings of Mr. R.A.R. Kebble and Mr. M.J. Prinsloo.

If it is established that these officers had failed to declare and pay taxes on their earnings during these tax years, SARS may have recourse for arrear taxes against the Company in terms of Section 5(2) of the South African Income Tax Act, 1962 as amended. Whilst the Company is aware that its possible exposure could be up to R25.0 million ($3.7 million), it is, in view of the fact that the tax records of the aforementioned individuals are protected by statutory confidence, not yet possible to determine the full extent of the exposure, if any, that the Company faces. Whilst the Company is aware that SARS have engaged the aforementioned individuals personally, to date no tax assessments have been made against the Company.

26. GEOGRAPHIC AND SEGMENT INFORMATION

Based on risks and returns, the Directors consider that the primary reporting format is by business segment. The Group operates in one industry segment, being the extraction and production of gold and related by-products. Therefore the disclosures for the primary segment have already been given in these financial statements.

The chief operating decision-maker is the Board of Directors, who evaluate the business based on the following geographical operational segments, based on revenue generated from the location of the seller:

	Year ended June 30, 2005											
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
	Blyvoor Mine	North West Mine	West Wits Mine	Other	Total South African operations	Porgera Mine	Tolukuma Mine	Other	Total Australasian operations	Total operations	Discontinued operation	Total continuing operations
Revenues	68,370	81,538	-	-	149,908	82,793	32,446	-	115,239	265,147	(81,538)	183,609
Depreciation and amortization	(2,716)	(971)	-	2,773	(914)	(11,613)	(3,336)	1,095	(13,854)	(14,768)	971	(13,797)
Production costs	(73,814)	(100,695)	-	(1,218)	(175,727)	(36,210)	(25,278)	-	(61,488)	(237,215)	100,695	(136,520)
Results												
Net operating income/(loss)	(11,917)	(62,714)	(486)	(8,203)	(83,320)	29,808	245	(2,850)	27,203	(56,117)	62,714	6,597
(Loss)/profit after tax	(12,567)	(62,464)	(355)	(20,574)	(95,960)	24,028	(718)	(27,242)	(3,932)	(99,892)	62,464	(37,428)
Balance sheet												
Mining assets	46,112	-	152	1,384	47,648	66,238	7,344	940	74,522	122,170		
Total assets	54,665	-	1,971	20,527	77,163	117,788	17,259	26,047	161,094	238,257		
Net current assets/(liabilities)	(6,715)	-	(35)	6,697	(53)	(1,262)	6,371	6,541	11,650	11,597		
Other information												
Capital expenditures	729	3,524	-	37	4,290	17,174	3,399	-	20,573	24,863	(3,524)	21,339
Impairment of assets	-	39,451	-	664	40,115	-	-	-	-	40,115	(39,451)	664
Total number of employees					3,481				824	4,305		

The South African operations deliver their gold to Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Tolukuma mining operation and Porgera mining operation also has one customer for their gold bullion, namely N M Rothschild and AGR Matthey, respectively.

26. GEOGRAPHIC AND SEGMENT INFORMATION (*continued*)

	Year ended June 30, 2004											
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
	Blyvoor Mine	North West Mine	West Wits Mine	Other	Total South African operations	Porgera Mine	Tolukuma Mine	Other	Total Australasian operations	Total operations	Discontinued operation	Total continuing operations
Revenues	90,066	130,036	-	-	220,102	60,445	32,743	-	93,188	313,290	(130,036)	183,254
Depreciation and amortization	(2,643)	(4,160)	-	1,199	(5,604)	(9,260)	(7,340)	(7,931)	(24,531)	(30,135)	4,160	(25,975)
Production costs	(90,366)	(134,465)	-	(1,189)	(226,020)	(31,650)	(19,821)	-	(51,471)	(277,491)	134,465	(143,026)
Results												
Net operating income/(loss)	(8,980)	(21,523)	(1,539)	(26,890)	(58,932)	18,631	2,402	266	21,299	(37,633)	21,523	(16,110)
(Loss)/profit after tax	(15,450)	(20,804)	(1,403)	(20,157)	(57,814)	9,062	2,294	(12,433)	(1,077)	(58,891)	20,804	(38,087)
Balance sheet												
Mining assets	48,518	27,689	-	6,164	82,371	61,741	7,000	5,831	74,572	156,943		
Total assets	31,572	79,368	4,245	103,681	218,866	19,204	9,571	35,094	63,869	282,735		
Net current (liabilities)/assets	(59,902)	(157,709)	(19,036)	298,902	62,255	(25,102)	(1,651)	(60,495)	(87,248)	(24,993)		
Other information												
Capital expenditures	9,151	5,511	-	89	14,751	8,723	3,442	1	12,166	26,917	(5,511)	21,406
Impairment of assets	-	1,276	-	2,990	4,266	-	-	-	-	4,266	(1,276)	2,990
Total number of employees					12,986				751	13,737		

The South African operations deliver their gold to Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Tolukuma mining operation and Porgera mining operation also has one customer for their gold bullion, namely N M Rothschild and AGR Matthey, respectively.

26. GEOGRAPHIC AND SEGMENT INFORMATION (*continued*)

	Year ended June 30, 2003								
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
					Total South				**Total**
		North West	**West Wits**		**African**	**Australasian**	**Total**	**Discontinued**	**continuing**
	Blyvoor Mine	**Mine**	**Mine**	**Other**	**operations**	**operations**	**operations**	**operation**	**operations**
Revenues	81,753	151,923	4,796	-	238,472	22,870	261,342	(151,923)	109,419
Depreciation and amortization	(1,509)	(1,761)	(402)	(369)	(4,041)	(6,561)	(10,602)	1,761	(8,841)
Production costs	(65,240)	(144,598)	(4,859)	(1,557)	(216,254)	(19,105)	(235,359)	144,598	(90,761)
Results									
Net operating income/(loss)	54,713	2,352	(80)	(2,403)	54,582	(4,993)	49,589	(2,352)	47,237
Profit/(loss) after tax	39,074	(22,577)	161	2,173	18,831	(4,872)	13,959	22,577	36,536
Balance sheet									
Mining assets	38,089	31,920	-	602	70,611	12,646	83,257		
Total assets	56,088	63,530	20,217	31,350	171,185	36,150	207,335		
Net current assets/(liabilities)	(13,788)	(24,356)	1,306	55,913	19,075	(16,656)	2,419		
Other information									
Capital expenditures	4,176	6,375	-	170	10,721	2,693	13,414	(6,375)	7,039
Impairment of assets	-	-	-	-	-	-	-	-	-
Total number of employees					18,766	472	19,238		

The South African operations deliver their gold to Rand Refinery Limited, which acts as their agent in the sale of gold bullion. The Australasian operations also have one customer for their gold bullion, namely N M Rothschild.

The Australasian operations comprise Tolukuma gold mine and its related corporate structures.

27. SUBSEQUENT EVENTS

Simmer and Jack Mines Limited's acquisition of Buffelsfontein Gold Mines Limited

On October 6, 2005, the Company concluded an agreement with Simmer and Jack Mines Limited, or Simmer and Jack, for the sale of its shareholding in Buffelsfontein Gold Mines Limited, or Buffelsfontein (in provisional liquidation). The agreement is conditional upon:

- the acceptance by the High Court of South Africa and the majority of Buffelsfontein's creditors of a scheme of arrangement proposed by Simmer and Jack;
- approval by the Competition Commission; and
- the Department of Water Affairs and Forestry agreeing to substitute the Company with Simmer and Jack in the underground water pumping directives that currently regulate the proportionate contribution of the surrounding mines to the costs and maintenance of pumping.

Buffelsfontein, known as the Company's North West Operations, or NWO, was placed in provisional liquidation on March 22, 2005, following continued financial losses and a massive earthquake on March 9, 2005, which caused irreparable damage to No. 5 Shaft.

Simmer and Jack's scheme of arrangement involves the payment of R45.0 million ($6.7 million) to the provisional liquidators and the fresh appointment of employees without assumption of any accumulated pre-liquidation employee benefits.

Simmer and Jack currently manages NWO, pays its holding costs in terms of an interim agreement with the provisional liquidators and conducts limited mining of surface dumps. It may offset up to R20.0 million ($3.0 million) of its contribution to holding costs against the proposed payment to the provisional liquidators of R45.0 million ($6.7 million).

In exchange for the transfer of its holding in Buffelsfontein, Simmer and Jack paid the Company one Rand, and indemnified the Company against any liabilities or obligations which could arise against it in connection with the environmental rehabilitation of Buffelsfontein, as well as the management and pumping of underground water. Simmer and Jack has the benefit, however, of drawing down against the rehabilitation trust fund which was transferred to the Department of Minerals and Energy upon the provisional liquidation of Buffelsfontein.

The Company remains committed to the R9.0 million ($1.3 million) social fund established to help any NWO employees who may be retrenched as a result of the liquidation and has made a provision for this amount at June 30, 2005. In total, the Company has paid an amount of R47.9 million ($7.7 million), post-liquidation to assist the NWO's liquidators, most of which was used to pay workers' wages. The Company remains Buffelsfontein's largest creditor with approximately R1 billion ($149.6 million) owing.

The provisional liquidators of Buffelsfontein are pursuing a valid, but as yet unquantified insurance claim for damage and losses incurred in the March 2005 earthquake. The proceeds of this claim are not included in the scheme proposed by Simmer and Jack.

On October 21, 2005, the scheme of arrangement for the acquisition of Buffelsfontein proposed by Simmer and Jack and accepted by the majority of Buffelsfontein creditors, including the Company, was approved and sanctioned by the High Court of South Africa. Buffelsfontein applied to the High Court for the lifting of its provisional liquidation, which was granted on November 1, 2005.

Capital development projects at Blyvooruitzicht Gold Mining Company Limited, or Blyvoor

Two projects at Blyvoor, with a total capital cost of R82.8 million ($12.4 million), the re-establishment of mining operations from the No. 2 Sub-Shaft in two phases costing R80.5 million ($12.0 million) and a R2.3 million ($0.4 million) expansion of the Slimes Dam Project, were approved by the Company's Board of Directors on August 24, 2005.

27. SUBSEQUENT EVENTS *(continued)*

Black Economic Empowerment, or BEE, transaction with Khumo Bathong Holdings (Pty) Limited, or KBH
On July 6, 2005, the Company signed a Memorandum of Understanding with its black economic empowerment partner, KBH, regarding the acquisition by KBH of a 15% stake in the Company's South African Operations.

In addition, on July 20, 2005, the Company acquired, from the Industrial Development Corporation, all of its CGR and ERPM debt through the issue of 4,451,219 shares in the Company, which at the date of issue represented approximately $4.3 million (R29.0 million).

On October 27, 2005, the Company's board of directors approved the black economic empowerment transaction. The transaction has been facilitated by the Industrial Development Corporation, which agreed to a debt restructuring in CGR.

The new structure results in Khumo Gold SPV (Pty) Limited, or Khumo Gold, which is an affiliate of KBH acquiring, as a first step, a 15% interest in a newly created company, DRDGOLD South African Operations (Pty) Limited, or DRDGOLD SA, which includes ERPM, CGR and Blyvoor. The Company will retain an 85% interest.

In the second step, Khumo Gold has been granted an option, exercisable over the next three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of $1.4 million (R9.3 million). This further equity tranche will include a 6% stake to be placed in a new, proposed Employee Trust. DRDGOLD Limited will subscribe for $4.8 million (R31.8 million) new Khumo Gold preference shares. The proceeds from these preference shares will be used by Khumo Gold to settle an existing loan to KBH of $1.2 million (R7.9 million), subscribe for $0.6 million (R4.1 million) new preference shares in ERPM, subscribe for $0.4 million (R2.7 million) new preference shares in CGR, subscribe for $0.6 million (R3.9 million) new preference shares in Blyvoor and subscribe for an initial 15% of the issued ordinary shares in DRDGOLD SA for $2.0 million (R13.2 million).

Dr. Paseka Ncholo, the Company's Non-Executive Chairman, will take over as Executive Chairman of DRDGOLD SA with effect from November 1, 2005. Due to the fact that Dr. Paseka Ncholo is also KBH's Chairman, the transaction will be a related party transaction. It will therefore be subject to regulatory approvals and to confirmation by an appointed, independent expert and the Company's audit committee that it is fair and reasonable to the Company's shareholders.

Financing and operating assistance for Emperor
The Company has initiated a financing and operating assistance package to 45.33% owned Emperor. This follows a complete review by the Company of Emperor's operations.

To assist Emperor with its restructuring plan, the Company has agreed to provide a A$10.0 million ($7.6 million) Convertible Loan Facility to Emperor as part of a re-financing package, which includes an agreement with ANZ Bank to restructure Emperor's existing debt servicing obligations.

ANZ Bank has given its consent to the granting of the Convertible Loan Facility and the related security to the Company. Further the Australian Stock Exchange has also granted a waiver of listing rules to permit Emperor to grant such security to the Company on the terms incorporated in the Convertible Loan Facility.

The Convertible Loan Facility, which was negotiated on behalf of Emperor by its independent directors, carries an interest rate of 9% per annum and is secured by a first ranking charge over Emperor's 100% interest in the Tuvatu Gold Prospect in Fiji.

The Convertible Loan Facility is repayable upon either receipt of the proceeds expected from the sale of Emperor's interest in the Tuvatu Gold Prospect, or by December 31, 2007. Emperor has previously announced a conditional sale agreement in relation to the Tuvatu Gold Prospect and expects to receive consideration of approximately A$10.0 million ($7.6 million) on completion of that transaction.

The Convertible Loan Facility is convertible, at the Company's election, into ordinary fully paid shares of Emperor at a conversion price equal to the lower of A$0.30 per Emperor share or the 45 day volume weighted average price of Emperor shares on Australian Stock Exchange prior to the date of conversion. The Convertible Loan Facility was approved by the shareholders of Emperor, other than the Company, on August 29, 2005.

In terms of an operational support agreement, also negotiated on behalf of Emperor by its independent directors, the Company will provide Emperor with management and technical services.

Sale of the Durban Deep Section's mine village
The Company concluded an agreement with M5 Developments (Pty) Ltd, or M5, on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million ($0.2 million), was granted an option to acquire the Durban Deep Section's mine village for R15.0 million ($2.2 million). The option was exercised on November 19, 2005 and the option fee will be deemed part payment of the purchase consideration.

27. SUBSEQUENT EVENTS *(continued)*

Acquisition of a 5% holding in Allied Gold Limited
On November 11, 2005 the Company acquired a 5% holding in the Australian Stock Exchange listed Allied Gold Limited, or Allied, for A$3.0 million ($2.3 million).

In a separate transaction, the Company has also undertaken to, pursuant to any existing Allied shareholder electing not to follow its rights, take up not more than 17,420,000 shares, to be issued by Allied to raise an additional A$7.0 million ($5.3 million) at an issue price of A$0,40 ($0.30) per share.

Both these transactions are subject to South African Reserve Bank approval.

The capital raising, which represents approximately 17.5% of Allied's share capital will also be subject to Allied shareholder approval, which Allied has undertaken to seek to obtain by no later than January 20, 2006.

Consolidation of the Company's offshore operations into Emperor Mines Limited
On November 16, 2005, the Company concluded a sale and purchase agreement with Emperor, in terms of which Emperor will acquire the Company's wholly owned subsidiary, DRD (Isle of Man) Limited, or DRD (Isle of Man), which in turn holds the Company's Papua New Guinea assets, comprising a 20% interest in the Porgera Joint Venture, a 100% interest in Tolukuma Gold Mines Limited and all of the Company's exploration tenements in Papua New Guinea.

Implementation of the transaction requires the restructuring of the Company's offshore operations, whereby DRD (Isle of Man) will transfer the following material assets to the Company's new wholly-owned subsidiary DRDGOLD (Offshore) Limited, or DRD (Offshore):

- its 45.33% interest in Emperor; and
- an A$10.0 million ($7.6 million) convertible loan facility which DRD (Isle of Man) has advanced to Emperor, in terms of which the Company can elect to convert such debt facility into additional Emperor shares at A$0.30 ($0.23) per Emperor share.

The Company will then sell DRD (Isle of Man) to DRD (Offshore). The restructuring is subject, inter alia, to the following conditions precedent:

- Shareholder approval;
- South African Reserve Bank, or SARB, approval; and
- other regulatory consents.

DRD (Offshore) will then sell DRD (Isle of Man) to Emperor. The purchase consideration is subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD (Isle of Man) between October 1, 2005, which is the effective date, and completion of the transaction. The purchase consideration will be settled by the issue of new Emperor shares to DRD (Offshore) and a portion in cash.

The transaction is subject, inter alia, to the following conditions precedent:

- the restructuring becoming unconditional,
- approval by the Australian Foreign Investment Review Board;
- SARB approval;
- Emperor shareholder approval;
- there being no material adverse change in either Emperor or the gold assets; and
- a number of regulatory and banking consents and approvals being obtained.

Upon completion of the transaction and the issue of the new Emperor shares, the Company will hold approximately 90.5% of Emperor. This transaction will be accounted for as a reverse acquisition.

Emperor has announced its intention to raise approximately $15.0 million through the placement of new shares following completion of the transaction. The capital raising would take place in early 2006.

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Annual Report:

1.1*	Memorandum of Association of DRDGOLD Limited.
1.2	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3*	Excerpts of relevant provisions of the South African Companies Act.
1.4**	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
2.1*	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2	Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York, as Trustee, dated November 12, 2002.
2.3	Purchase Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 4, 2002.
2.4	Registration Rights Agreement between DRDGOLD Limited and CIBC World Markets Corp., dated November 4, 2002.
2.5	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $61,500,000 issued pursuant to Rule 144A of the Securities Act of 1933, as amended.
2.6	DRDGOLD Limited 6% Senior Convertible Note Due 2006 in the amount of $4,500,000 issued pursuant to Regulation S under the Securities Act of 1933, as amended.
4.1*	Tribute Agreement, dated October 9, 1992 between DRDGOLD Limited and Rand Leases.
4.2*	Service Agreement, dated July 27, 1995, between DRDGOLD Limited and Randgold.
4.3*	Agreement, dated September 28, 1995, among First Wesgold Mining (Proprietary) Limited, DRDGOLD Limited and Rand Leases in respect of purchase of assets of First Wesgold by Rand Leases.
4.4**	Pumping Assistance, dated October 14, 1997, for the 1997/1998 fiscal year from the Minister of Mineral and Energy Affairs – Republic of South Africa to DRDGOLD Limited.
4.5***	Deposit Agreement among DRDGOLD Limited, The Bank of New York as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 11, 1998.
4.6****	Security Agreement, dated November 5, 1998, between The Chase Manhattan Bank, DRDGOLD Limited, Blyvoor, Buffels and West Wits.
4.7****	Loan Agreement, dated June 8, 1999, between Industrial Development Corporation of South Africa Limited, Crown and DRDGOLD Limited.
4.8****	Lender Substitution Deed, dated August 18, 1999, between DRDGOLD Limited, DRD Australasia, NM Rothschild & Sons (Singapore) Limited, NM Rothschild & Sons (Australia) Limited, as agent in its own capacity, and Rothschild Nominees (Pty) Limited.
4.9****	A $10m Facility Agreement, dated September 10, 1999, between DRDGOLD Limited, DRD Australasia and NM Rothschild & Sons (Australia) Limited.
4.10****	Facility Agreement, dated August 9, 1996, between PT Barisan Tropical Mining, Rothschild Australia Limited and the Participants.
4.11****	Deposit Agreement, dated September 30, 1999, between Buffels and BOE Merchant Bank, a division of BOE Bank Limited.
4.12****	Undertaking and Security Agreement, dated November 17, 1999, between BOE Bank Limited, through its division BOE Merchant Bank, and Buffels.
4.13****	Guarantee and Indemnity Agreement, dated November 17, 1999, between DRDGOLD Limited, Blyvoor, Argonaut Financial Services (Proprietary) Limited, West Wits, Crown and BOE Bank Limited, through its division BOE Merchant Bank.
4.14****	Loan Security Agreement, dated November 17, 1999, between FBCF Equipment Finance (Proprietary) Limited and Buffels.
4.15****	Sale of Business Agreement in respect of Harties, dated August 16, 1999, between Avgold Limited, Buffels and DRDGOLD Limited.
4.16****	Form of Restraint Agreement.
4.17****	Sale of Shares Agreement, dated September 29, 1997, between RMP Properties Limited, Randgold, Crown, City Deep Limited, Consolidated Main Reef Mines and Estate Limited, Crown Mines Limited, RMP Properties SA Limited and Industrial Zone Limited.
4.18*****	Form of Non-Executive Employment Agreement.
4.19*****	Form of Executive Employment Agreement.
4.20*****	Share Sale Option Agreement, dated March 12, 1993, between Newmont Proprietary Limited, Ballimore No. 56 Proprietary Limited, Clayfield Proprietary Limited and Dome Resources N.L.

4.21*****	Convertible Loan Agreement, dated November 19, 1997, between Tolukuma Gold Mines Proprietary Limited, Dome Resources N.L. and Mineral Resources Development Company Proprietary Limited.
4.22*****	First Deed of Variation of Loan Agreement, between Mineral Resources Development Company Pty Limited, Dome Resources N.L. and Tolukuma Gold Mines Pty Limited.
4.23*****	Agreement, dated February 21, 2000, between DRDGOLD Limited and Western Areas Limited.
4.24*****	Independent Auditor's Report from PricewaterhouseCoopers to the Board of Directors and Shareholders of Crown Consolidated Gold Recoveries Limited, dated August 28, 2000.
4.25*****	Shareholders' Agreement, dated September 29, 2000, between DRDGOLD Limited, Fraser Alexander Tailings (Proprietary) Limited and Mine Waste Solutions (Proprietary) Limited.
4.26*****	First Addendum to the Agreement, dated November 15, 2000, between DRDGOLD Limited and Western Areas Limited.
4.27*****	Second Addendum to the Agreement, dated December 21, 2000, between DRDGOLD Limited and Western Areas Limited.
4.28	Agreement between DRDGOLD Limited, Western Areas, Limited, Consolidated African Mines Limited and JCI Gold Limited, dated April 25, 2001.
4.29	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated August 31, 2001.
4.30	Addendum to the Agreement between DRDGOLD Limited, Western Areas Limited, Consolidated African Mines Limited and JCI Gold Limited, dated September 26, 2001.
4.31	Guarantee and Cession in Securitatem Debiti Agreement between DRDGOLD Limited and Investec Bank Limited, dated October 9, 2001.
4.32	Second Deed of Variation of Loan Agreement between Tolukuma Gold Mines Limited, Dome Resources NL and Mineral Resources Development Company Limited, dated June 28, 2001.
4.33	Principal Terms and Conditions for Waiving Right to Declare Default and Enforce Security Deed under 1993 Purchase Agreement between Newmont Second Capital Corporation, Tolukuma Gold Mines (Pty.) Limited, Dome Resources (PNG) Pty. Limited, Dome Resources NL and DRDGOLD Limited, dated July 16, 2001.
4.34	Loan Agreement between Bank of South Pacific Limited and Tolukuma Gold Mines Limited, dated November 8, 2001.
4.35	Master Finance Lease between Volvo Truck Finance Australia (Pty) Ltd and Dome Resources N.L., dated October 31, 2000.
4.36	Agreement between DRDGOLD Limited and Rand Refinery Ltd, dated October 12, 2001.
4.37	Share Purchase Agreement between Crown Consolidated Gold Recoveries Ltd, The Industrial Development Corporation of South Africa Ltd, Khumo Bathong Holdings (Pty) Ltd and DRDGOLD Limited, dated June 12, 2002.
4.38	Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. And DRDGOLD Limited, dated June 12, 2002.
4.39	Addendum to Shareholder's Agreement between The Industrial Development Corporation of South Africa Limited, Khumo Bathong Holdings (Pty) Ltd, Crown Consolidated Gold Recoveries Ltd, Crown Gold Recoveries (Pty) Ltd. And DRDGOLD Limited, dated June 14, 2002.
4.40	Subscription Agreement between Khumo Bathong Holdings (Pty) Limited and DRDGOLD Limited, dated June 12, 2002.
4.41	Loan Agreement between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd, dated June 12, 2002.
4.42	Memorandum of Loan Agreement No. 1 between Durban Roodepoort Deep and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.43	Memorandum of Loan Agreement No. 2 between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.44	Memorandum of Loan Agreement No. 3 between Crown Consolidated Gold Recoveries Ltd and Crown Gold Recoveries (Pty) Ltd, dated June 12, 2002.
4.45	Loan Agreement between Industrial Development Corporation of South Africa Ltd. And Blyvooruitzicht Gold Mining Company Ltd, dated July 18, 2002.
4.46	Agreement of Loan and Pledge between DRDGOLD Limited and East Rand Proprietary Mines Ltd, dated September 18, 2002.
4.47	Management Services Agreement between DRDGOLD Limited, Khumo Bathong Holdings (Pty) Ltd and Crown Gold Recoveries (Pty)Ltd, dated October 1, 2002.
4.48	Agreement amongst DRDGOLD Limited, West Witwatersrand Gold Mines Limited and Bophelo Trading (Pty) Ltd, dated October 1, 2002.
4.49	Letter Agreement between DRDGOLD Limited and The Standard Bank of South Africa, represented by its Standard Corporate and Merchant Bank Division, dated October 7, 2002.

4.50	Memorandum of Agreement between Daun Et Cie A.G., Courthiel Holdings (Pty) Ltd, Khumo Bathong Holdings (Pty) Ltd, Claas Edmond Daun, Paul Cornelis Thomas Schouten, Moltin Paseka Ncholo, Michelle Patience Baird, Derek Sean Webbstock, as sellers, and Crown Gold Recoveries (Pty) Ltd, as purchaser, dated October 10, 2002.
4.51	Memorandum of Loan Agreement between DRDGOLD Limited and Crown Gold Recoveries (Pty) Ltd, dated October 10, 2002.
4.52	Letter Agreement Relating to Consultancy Arrangement between DRDGOLD Limited and Nicolas Goodwin.
4.53	Management Services Agreement between DRDGOLD Limited and East Rand Proprietary Mines Ltd, dated October 10, 2002.
4.54	Agreement for sale of shares in Emperor Mines Limited, between DRD (Isle of Man) Limited and Kola Ventures Limited, dated December 13, 2002.
4.55	Confirmation, dated August 14, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
4.56	Amendment to Confirmation, dated September 4, 2003, between DRDGOLD Limited and Investec Bank (Mauritius) Limited.
4.57	Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited, Mineral Resources Porgera Limited and Dome Resources (PNG) Limited, dated October 14, 2003.
4.58	Undertaking, between Oil Search Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.59	Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) and Orogen Minerals (Porgera) Limited, dated October 14, 2003.
4.60	Agreement between Orogen Minerals Limited and DRD (Isle of Man) Limited, dated October 14, 2003.
4.61	Loan Assignment Agreement, between Dome Resources (PNG) Limited, Dome Resources Pty Limited, DRD (Isle of Man) Limited and Tolukuma Gold Mines Limited, dated November 21, 2003.
4.62	Memorandum of Agreement made and entered into between DRDGOLD Limited, West Witwatersrand Gold Mines Limited, Mogale Gold (Proprietary) Limited and Luipaards Vlei Estates (Proprietary) Limited dated June 6, 2003.
4.63#	Porgera Joint Venture Operating Agreement between Placer (P.N.G.) Pty Limited and Highlands Gold Properties Pty. Limited and PGC (Papua New Guinea) Pty Limited, dated November 2, 1988.
4.64#	Agreement of Employment between DRDGOLD Limited and Mr. D.J.M. Blackmur, dated as of October 21, 2003.
4.65#	Banking facilities Agreement made and entered between DRDGOLD Limited and Standard Bank of South Africa, Limited, dated November 14, 2003.
4.66#	Agreement of Employment between DRDGOLD Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.
4.67#	Service Agreement between DRD (Isle of Man) Limited and Mr. M.M. Wellesley-Wood, dated as of December 1, 2003.
4.68#	Agreement of Employment between DRDGOLD Limited and Mr. I.L. Murray, dated as of December 1, 2003.
4.69#	Service Agreement between DRD (Isle of Man) Limited and Mr. I.L. Murray, dated as of December 1, 2003.
4.70#	Subscription and Option Agreement made and entered between DRD (Isle of Man) Limited, Net-Gold Services Limited and G.M. Network Limited, dated January 26, 2004.
4.71#	Forward Bullion Transaction Agreements made and entered between DRDGOLD Limited and Investec Bank Limited, dated February 4, 2004, February 6, 2004, February 11, 2004 and February 12, 2004.
4.72#	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated June 24, 2004.
4.73#	Termination Agreement made and entered between DRDGOLD Limited, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.
4.74#	Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec Bank Limited, dated June 24, 2004.
4.75#	Memorandum of Understanding made and entered between Buffelsfontein Gold Mines Limited, Buffels Division and The National Union of Mineworkers, The United Association of South Africa, The Mine Workers Union (Solidarity) and The South African Electrical Workers Association regarding retrenchments associated with No. 9, 10 and 12 Shafts of Buffelsfontein Division, dated August 6, 2004.
4.76#	CCMA Settlement Agreement made and entered between Blyvooruitzicht Gold Mining Company Limited and The United Association of South Africa, South African Equity Workers' Association, Solidarity and The National Union of Mineworkers regarding the retrenchment of up to 2,000 employees of the Blyvooruitzicht Gold Mining Company, dated September 2, 2004.
4.77#	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated September 15, 2004.
4.78#	Subscription Agreement made and entered between DRD (Isle of Man) Limited and DRDGOLD Limited, dated September 21, 2004.
4.79#	Common Terms Agreement of Loan made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.

4.80#	Facility A Loan Agreement made and entered between DRD (Isle of Man) Limited and Investec Bank (Mauritius) Limited, dated October 14, 2004.
4.81##	Loan Agreement made and entered between DRDGOLD Limited and Investec Bank Limited, dated December 10, 2004.
4.82##	Subscription Agreement between DRDGOLD Limited and Baker Steel Capital Managers LLP (BSCM), dated April 7, 2005.
4.83##	Underwriting Agreement between DRDGOLD Limited, the Baker Steel Capital Managers LLP (BSCM) and certain underwriters, dated April 5, 2005.
4.84##	Memorandum of Agreement between DRDGOLD Limited, Simmer & Jack Mines Limited and Simmer & Jack Investments (Proprietary) Limited (S&J Companies), dated August 31, 2005.
4.85##	Cession Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd and Business Ventures Investment No. 751 (Pty) Ltd (the BVI Companies), dated July 13, 2005.
4.86##	Share Sale Agreement entered into among The Industrial Development Corporation of South Africa Limited (IDC), DRDGOLD Limited, Business Ventures Investment No. 750 (Pty) Ltd (BVI 1) and Business Ventures Investment No. 751 (Pty) Ltd (BVI 2), dated July 13, 2005.
4.87##	Memorandum of Understanding between DRDGOLD Limited and Khumo Bathong Holdings (Pty) Ltd (KBH), dated July 6, 2005.
4.88##	Facility B Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (DRDIOM), dated March 3, 2005.
4.89##	Convertible Loan Facility Agreement between DRDGOLD Limited and Emperor Mines Limited (Emperor), dated July 8, 2005.
4.90##	Agreement of Employment between DRDGOLD Limited and Mr. J.W.C. Sayers, dated as of August 10, 2005.
4.91##	Option Agreement entered into by and between DRDGOLD Limited and M5 Developments (Pty) Limited, dated July 21, 2005.
4.92##	Share Sale Agreement between DRD (Offshore) Limited, DRDGOLD Limited and Emperor Mines Limited, dated November 16, 2005.
8.1##	List of Subsidiaries.
12.1##	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2##	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1##	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2##	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1##	Consent of KPMG Inc – DRDGOLD Limited.
14.2##	Consent of KPMG Inc – Crown Gold Recoveries (Pty) Limited.
14.3##	Consent of KPMG – Emperor Mines Limited.
15.1#	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003.
15.2##	Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2005, 2004 and 2003.
16.1##	Emperor Mines Limited Consolidated Financial Statements for the years ended June 30, 2005, 2004 and 2003.

_____

*	Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
***	Incorporated by reference to our Registration Statement (File No. 333-9242) on Form F-6.
****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1999.
*****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2001.
	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
	Incorporated by reference to Amendment No. 4 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2003.
#	Incorporated by reference to Amendment No. 3 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004.
##	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By: /s/ M.M. Wellesley-Wood
       M.M. Wellesley-Wood
       Chief Executive Officer

By: /s/ J.W.C. Sayers
       J.W.C. Sayers
       Chief Financial Officer

Date: December 15, 2005